      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1999



                                                      REGISTRATION NO. 333-76861

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                             DIEDRICH COFFEE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5400                            33-0086628
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                               2144 MICHELSON DR.
                            IRVINE, CALIFORNIA 92612
                                 (949) 260-1600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ANN WRIDE
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             DIEDRICH COFFEE, INC.
                               2144 MICHELSON DR.
                            IRVINE, CALIFORNIA 92612
                                 (949) 260-1600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

              JOHN M. WILLIAMS, ESQ.                                RICHARD MAIRE, ESQ.
            GIBSON, DUNN & CRUTCHER LLP                         MORGAN, LEWIS & BOCKIUS LLP
                   4 PARK PLAZA                             300 SOUTH GRAND AVENUE, 22ND FLOOR
           IRVINE, CALIFORNIA 92614-8557                    LOS ANGELES, CALIFORNIA 90071-3132
                  (949) 451-3800                                      (213) 612-2500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective and satisfaction or waiver of all other conditions to the merger described in this registration statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         LOGO TM                  LOGO

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

 IN DECIDING HOW TO VOTE, YOU
 SHOULD CONSIDER CAREFULLY THE
 "RISK FACTORS" BEGINNING ON
 PAGE 15.

 NEITHER THE SECURITIES AND
 EXCHANGE COMMISSION NOR ANY
 STATE SECURITIES COMMISSION
 HAS APPROVED OR DISAPPROVED OF
 THESE SECURITIES OR PASSED
 UPON THE ADEQUACY OR ACCURACY
 OF THIS DOCUMENT. ANY
 REPRESENTATION TO THE CONTRARY
 IS A CRIMINAL OFFENSE.
 Diedrich Coffee Common Stock
 Trading Symbol: The Nasdaq
 National Market(R) -- "DDRX"
 Coffee People, Inc. Common
 Stock Trading Symbol: The
 Nasdaq SmallCap
 Market(R) -- "MOKA"
 YOUR VOTE IS IMPORTANT.
 Whether or not you plan to
 attend your stockholder
 meeting, please take the time
 to vote by completing and
 mailing the enclosed proxy
 card.

The Merger --

- The boards of directors of Diedrich Coffee and Coffee People have both unanimously approved a merger agreement that would have the effect of causing Coffee People to become a wholly-owned subsidiary of Diedrich Coffee.

- The merger is subject to a number of conditions including the successful completion by Diedrich Coffee of an equity offering or other type of financing with net proceeds of at least $17.75 million.

- Assuming that in-the-money employee and director stock options and stock purchase rights are exercised, there will be approximately 10.9 million outstanding shares of Coffee People common stock at the time of the merger. Consequently, each outstanding share of Coffee People common stock will be converted into the right to receive:

-- $1.63 in cash;

       -- 0.14 share of Diedrich Coffee common stock; and

       -- $0.48 in cash or shares of Diedrich Coffee common stock, depending on the success of Diedrich Coffee's financing efforts.

- The exact amount of cash and shares of Diedrich Coffee common stock that will be paid for each share of Coffee People common stock cannot be determined until the completion of the merger.

- As a result of voting agreements, Coffee People already has the votes required to approve the merger, and Diedrich Coffee has the commitment of approximately 42% of its outstanding shares to vote in favor of the issuance of shares.


     Diedrich Coffee and Coffee People will hold separate meetings of their stockholders on Wednesday, June 30, 1999. At these meetings,


     DIEDRICH COFFEE STOCKHOLDERS WILL BE ASKED TO --

        - Approve the issuance of shares of Diedrich Coffee common stock to Coffee People stockholders under the terms of the merger agreement and in connection with the proposed financing discussed in this joint proxy statement/prospectus;


        - Elect the board of directors;



        - Approve an amendment to Diedrich Coffee's 1996 Stock Incentive Plan to increase by 500,000 shares the total number of shares of Diedrich Coffee common stock authorized for issuance under the plan; and


        - Ratify the selection of independent auditors.

     COFFEE PEOPLE STOCKHOLDERS WILL BE ASKED TO --

        - Approve the merger agreement and the merger; and


        - Authorize a change in Coffee People's authorized capital and par value.


     This joint proxy statement/prospectus provides you with detailed information about the stockholder meetings and the proposed merger. You can also get information about us from publicly available documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.


     The date of this joint proxy statement/prospectus is June 9, 1999, and it is first being mailed to stockholders of Diedrich Coffee and Coffee People on June 9, 1999.

                                Diedrich LogoTM

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Diedrich Coffee Stockholder:


     On Wednesday, June 30, 1999, Diedrich Coffee, Inc. will hold an annual meeting of stockholders at the Doubletree Hotel, 90 Pacifica Avenue, Irvine, California 92618. The meeting will begin at 10:00 a.m. California time. We will serve our premium coffee.



     Only stockholders of record at the close of business on June 1, 1999 can vote at this meeting or any adjournments that may take place. At the meeting we will:



     1. Consider and vote upon a proposal to approve issuances of Diedrich Coffee common stock in connection with a merger that will result in Coffee People, Inc. becoming a wholly-owned subsidiary of Diedrich Coffee. For more information regarding this transaction, please refer to the accompanying joint proxy statement/prospectus. In particular, we will vote upon a proposal to approve the issuance of:



       - up to a maximum of 2,375,000 shares of Diedrich Coffee common stock to be issued to the stockholders of Coffee People under the Agreement and Plan of Merger dated as of March 16, 1999, by and among Diedrich Coffee, CP Acquisition Corp., a wholly-owned subsidiary of Diedrich Coffee, and Coffee People; and



       - up to a maximum of 6,200,000 shares of Diedrich Coffee common stock to be issued in connection with Diedrich Coffee's equity offering or other type of financing, the net proceeds of which will be used for the cash payment to be paid to the Coffee People stockholders in connection with the merger, transaction expenses and general corporate purposes;



     2. Elect a board of directors;



     3. Consider and vote upon a proposal to amend Diedrich Coffee's 1996 Stock Inventive Plan to increase by 500,000 shares (subject to antidilution adjustments specified in the plan) the total number of shares of Diedrich Coffee common stock that may be issued under the plan for a total of 1,275,000 shares; and



     4. Ratify the selection of our independent auditors for the current fiscal year.


     We will also attend to business properly presented at the meeting and any adjournments or postponements of the meeting.

     As part of a voting agreement, Diedrich Coffee stockholders owning an aggregate of 2,606,273 shares of Diedrich Coffee common stock, which represents approximately 42% of the outstanding shares of Diedrich Coffee common stock, have committed to vote all of their shares for approval of the issuance of shares to stockholders of Coffee People pursuant to the merger agreement and the issuance of shares in connection with the proposed financing.

     The board of directors unanimously recommends that you vote for all of the proposals.

                                              By Order of the Board of Directors

                                              John E. Martin
                                              Chairman of the Board
Irvine, California

June 9, 1999


WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AND VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                               COFFEE PEOPLE LOGO

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                 June 30, 1999


To the Stockholders of Coffee People, Inc.:


     A special meeting of the stockholders of Coffee People, Inc. will be held on Wednesday, June 30, 1999 at 10:00 a.m. California time at the Embassy Suites Hotel, 1441 Canyon Del Rey, Seaside, CA 93955. The special meeting is being called to:



1. Approve and adopt the Agreement and Plan of Merger dated as of March 16, 1999, by and among Coffee People, Inc., Diedrich Coffee, Inc. and CP Acquisition Corp., a wholly-owned subsidiary of Diedrich Coffee, and approve the merger of CP Acquisition Corp. with and into Coffee People as provided for in the merger agreement;


2. Approve the amendment of Coffee People's articles of incorporation to:

   - change the par value of the common stock from no par value to $.00001 par value per share; and


   - reduce the authorized capital from 60,000,000 shares to 25,000,000 shares; and


3. Transact other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

     As part of a voting agreement, The Second Cup Ltd., which, through its wholly-owned subsidiary, owns approximately 69% of the outstanding shares of Coffee People common stock, has committed to vote all of its shares for approval of the merger agreement and the merger.

     The Coffee People board of directors has fixed the close of business on May 21, 1999 as the record date. If you are a stockholder on the record date, you are entitled to notice of the special meeting and to vote at the special meeting. The board of directors urges you to exercise your right to vote at the meeting personally or by proxy. A joint proxy statement/prospectus accompanies this notice and contains more detailed information about the matters we are asking you to consider at the special meeting.

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SPECIFY YOUR VOTE ON THE ACCOMPANYING PROXY CARD AND SIGN, DATE AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED SELF-ADDRESSED, POSTAGE-PAID ENVELOPE.

     Your prompt response will be appreciated.

                                              By Order of the Board of Directors
                                              Mark J. Archer
                                              Executive Vice President,
                                              Chief Financial Officer and
                                              Secretary

Castroville, California

June 9, 1999

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
WHERE YOU CAN FIND MORE INFORMATION.........................     3
SUMMARY.....................................................     4
COMPARATIVE PER SHARE INFORMATION...........................    12
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................    13
A WARNING ABOUT FORWARD-LOOKING STATEMENTS..................    14
RISK FACTORS................................................    15
     Risk Factors Relating to the Merger....................    15
     Risk Factors and Trends Affecting Our Business.........    17
UNAUDITED PROFORMA COMBINED CONDENSED FINANCIAL
  INFORMATION...............................................    24
     Unaudited Pro Forma Combined Condensed Balance Sheet...    25
     Unaudited Pro Forma Combined Condensed Statement of
      Operations............................................    27
DIEDRICH COFFEE SELECTED FINANCIAL DATA.....................    30
DIEDRICH COFFEE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............    31
COFFEE PEOPLE SELECTED FINANCIAL DATA.......................    40
COFFEE PEOPLE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............    41
INFORMATION ABOUT DIEDRICH COFFEE...........................    51
     Business...............................................    51
     Legal Proceedings......................................    61
     Directors and Executive Officers.......................    62
     Board Committees and Meetings..........................    63
     Directors' Compensation................................    64
     Executive Compensation.................................    65
     Report of the Compensation Committee...................    70
     Compensation Committee Interlocks......................    71
     Indemnification of Directors and Officers and Related
      Matters...............................................    72
     Key Man Life Insurance.................................    72
     Certain Transactions Regarding Diedrich Coffee.........    72
     Diedrich Coffee's Principal Stockholders...............    74
     Section 16(a) Beneficial Ownership Reporting
      Compliance............................................    75
     Stock Performance Graph................................    76
INFORMATION ABOUT COFFEE PEOPLE.............................    77
     Business...............................................    77
     Legal Proceedings......................................    84
     Directors and Executive Officers.......................    86

                                                              PAGE
                                                              ----
     Executive Compensation.................................    88
     Coffee People's Principal Stockholders.................    90
THE MEETINGS................................................    91
     Diedrich Coffee Annual Meeting.........................    91
     Coffee People Special Meeting..........................    94
THE MERGER..................................................    96
     Background of the Merger...............................    96
     Recommendation of the Diedrich Coffee Board of
      Directors and Reasons for the Merger..................    99
     Recommendation of the Coffee People Board of Directors
      and Reasons for the Merger............................   100
     Opinion of Diedrich Coffee's Financial Advisor.........   101
     Opinion of Coffee People's Financial Advisor...........   105
     Federal Income Tax Consequences........................   109
     Accounting Treatment of the Merger.....................   110
     Regulatory Approvals Required for the Merger...........   110
     Delisting and Deregistration of Coffee People Common
      Stock; Listing of Diedrich Coffee Common Stock Issued
      in Connection with the Merger.........................   110
     Coffee People Stockholders' Appraisal/Dissenters'
      Rights................................................   111
     Restrictions on Resales by Affiliates; Lockup Agreement
      and Registration Rights with Second Cup...............   111
     Voting Agreement.......................................   112
     Interests of Directors, Officers and other Stockholders
      in the Merger.........................................   112
THE MERGER AGREEMENT........................................   114
     The Merger; Closing; Effective Time....................   114
     Conversion of Coffee People Common Stock...............   114
     Treasury Stock and Stock Owned by Diedrich Coffee......   114
     Treatment of Coffee People Stock Options and Stock
      Purchase Rights.......................................   115
     Exchange of Certificates; Fractional Shares............   115
     Representations and Warranties.........................   116
     Conduct of Business Pending the Merger.................   117
     No Solicitation........................................   117
     Conditions to the Merger's Completion..................   117
     Termination of the Merger Agreement....................   119
     Expenses...............................................   119
     Amendment or Waiver of the Merger Agreement............   119
OPERATIONS AND MANAGEMENT OF DIEDRICH COFFEE AFTER THE
  MERGER....................................................   120

                                                              PAGE
                                                              ----
DESCRIPTION OF DIEDRICH COFFEE CAPITAL STOCK................   122
COMPARISON OF RIGHTS OF HOLDERS OF COFFEE PEOPLE COMMON
  STOCK BEFORE AND AFTER THE MERGER.........................   124
ADDITIONAL MATTERS FOR CONSIDERATION OF DIEDRICH COFFEE
  STOCKHOLDERS..............................................   132
     Election of Directors..................................   132
     Amendment of 1996 Stock Incentive Plan.................   132
     Ratification of Selection of Independent Public
      Accountants...........................................   138
ADDITIONAL MATTERS FOR CONSIDERATION OF COFFEE PEOPLE
  STOCKHOLDERS..............................................   139
     Amendment to Coffee People's Articles of
      Incorporation.........................................   139
ADDITIONAL INFORMATION......................................   140
     Dissenters' or Appraisal Rights........................   140
     Legal Matters..........................................   141
     Experts................................................   141
     Stockholder Proposals..................................   141
FINANCIAL STATEMENTS........................................   F-1
APPENDIX A -- AGREEMENT AND PLAN OF MERGER..................   A-1
APPENDIX B -- FAIRNESS OPINION OF FINANCIAL ADVISOR TO
  DIEDRICH COFFEE WITH RESPECT TO THE MERGER................   B-1
APPENDIX C -- FAIRNESS OPINION OF FINANCIAL ADVISOR TO
  COFFEE PEOPLE WITH RESPECT TO THE MERGER..................   C-1
APPENDIX D -- OREGON DISSENTERS' RIGHTS LAW.................   D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT AM I BEING ASKED TO VOTE UPON?


A:Diedrich Coffee stockholders: You are being asked to approve the issuance of shares to the stockholders of Coffee People as part of the merger and the issuance of shares in connection with a proposed equity offering or other type of financing. You are also asked to elect your board of directors, increase the shares available for issuance under the stock incentive plan and ratify the selection of your auditor.


   Coffee People stockholders: You are being asked to approve the merger and the merger agreement, which provides that Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. You are also asked to approve amendments to Coffee People's articles of incorporation.

Q: WHAT ARE THE BENEFITS OF THE MERGER?


A: We believe that the merger will benefit both Coffee People and Diedrich
   Coffee stockholders. After the merger, Diedrich Coffee will be the second largest specialty coffee retailer in the United States with the potential for improved cash flow, greater access to capital and increased depth of management. As a result, we believe that the merger should increase stockholder value to you.


Q: WHAT DO I NEED TO DO NOW?

A: After you read and consider the information in this document, just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the appropriate stockholder meeting. You should return your proxy card whether or not you plan to attend your stockholder meeting. If you attend your stockholder meeting, you may revoke your proxy at any time before it is voted and vote in person if you wish.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.
Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED
   PROXY CARD?

A. You can change your vote at any time before your proxy is voted at the meetings. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these methods, you must timely submit your notice of revocation or your new proxy card to Diedrich Coffee or Coffee People, as the case may be. Third, you can attend your meeting and vote in person. Simply attending a meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q: IF I AM A COFFEE PEOPLE STOCKHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES
   NOW?

A: No. After the transaction is completed, the exchange agent for the transaction will send Coffee People stockholders written instructions for exchanging their share certificates. Diedrich Coffee stockholders will keep their existing certificates.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?


A: We are working toward completing the merger as promptly as possible and expect to close the transaction before July 15, 1999. The merger is subject to a number of conditions including:



     - the successful completion by Diedrich Coffee of an equity offering or other type of financing with net proceeds of at least $17,750,000;



     - Diedrich Coffee common stock being valued at $6.00 per share or more in connection with the proposed financing; and



     - completion of the merger by July 15, 1999.



   The boards of directors of Diedrich Coffee and Coffee People may in their discretion waive the conditions to completion of the merger, including the condition that Diedrich Coffee common stock be valued at $6.00 per share or more. Therefore, it is possible that the shares of Diedrich Coffee common stock to be received by the Coffee People stockholders could be valued at less than $6.00 per share.


Q: PLEASE EXPLAIN WHAT I WILL RECEIVE FOR MY SHARES OF COFFEE PEOPLE.

A: If the merger is completed, and assuming that there will be approximately
   10.9 million outstanding shares of Coffee People common stock at the time of the merger, each outstanding share of Coffee People common stock will be converted into the right to receive:

     - $1.63 in cash;

     - 0.14 share of Diedrich Coffee common stock; and

     - $0.48 in cash or shares of Diedrich Coffee common stock depending on the success of Diedrich Coffee's financing efforts.

   The precise amount of per share consideration cannot be determined until the completion of the merger. We will issue press releases on the date of the merger's completion that contain the exact amount of cash and Diedrich Coffee common stock that will be paid for each share of Coffee People common stock.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: If you are a Diedrich Coffee stockholder, call the Investor Relations
   Department at Diedrich Coffee at (949) 260-1600. If you are a Coffee People stockholder, call Dolores Chenoweth, Investor Relations representative, at
   (503) 469-0338.

                      WHERE YOU CAN FIND MORE INFORMATION


     Diedrich Coffee has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act that registers the shares of Diedrich Coffee common stock to be issued in exchange for shares of Coffee People common stock in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Diedrich Coffee and its capital stock. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this document.


     In addition, Diedrich Coffee and Coffee People file reports, proxy statements and other information with the Commission under the Securities Exchange Act. You may read and copy this information at the following public reference rooms of the Commission:

Washington, D.C.               New York, New York             Chicago, Illinois
450 Fifth Street, N. W.        7 World Trade Center           500 West Madison Street
Room 1024                      Suite 1300                     Suite 1400
Washington, D.C. 20549         New York, NY 10048             Chicago, IL 60661-2511


     You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the Commission at 1-800-SEC-0330.



     The Commission also maintains an internet website that contains reports, proxy statements and other information about issuers, like Diedrich Coffee and Coffee People, who file electronically with the Commission. The address of that site is http://www.sec.gov.



     Diedrich Coffee's 1999 annual report to stockholders, which contains its annual report on Form 10-K as filed with the Commission, is being mailed to Diedrich Coffee stockholders concurrently with this document, but such report is not incorporated by reference in this document and is not deemed to be a part of this proxy solicitation material. A copy of Diedrich Coffee's 1999 annual report to stockholders will be furnished without charge to Diedrich Coffee stockholders upon written request to:


                         Investor Relations Department
                             Diedrich Coffee, Inc.
                              2144 Michelson Drive
                                Irvine, CA 92612

     Coffee People's annual report on Form 10-K as filed with the Commission is not incorporated by reference in this document and is not deemed part of this proxy solicitation material. A copy of Coffee People's Form 10-K will be furnished without charge to Coffee People stockholders upon written request to:

                               Dolores Chenoweth
                        Coffee People Investor Relations
                         6900 SW 105th Avenue, Suite B
                              Beaverton, OR 97008


     We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that we've incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                                    SUMMARY

     This brief summary highlights selected information described more fully elsewhere in this document. It does not contain all of the information that is important to you. You should carefully read this entire document, appendices and the other documents to which this document refers in order to fully understand the merger agreement and the transactions contemplated by the merger agreement. See "Where You Can Find More Information" on page 3.


THE COMPANIES (PAGES 51 AND 77)



     Diedrich Coffee, Inc., 2144 Michelson Drive, Irvine, CA 92612. Diedrich Coffee is a custom roaster of specialty coffees imported from around the world. As of June 1, 1999, Diedrich Coffee owned, franchised or operated 41 retail locations in Southern California, Denver, Colorado and Houston, Texas. At April 28, 1999, Diedrich Coffee's total assets were approximately $12.6 million, and its total stockholders' equity was $5.5 million.



     Coffee People Inc., 11480 Commercial Parkway, Castroville, CA 95012. As of June 1, 1999, Coffee People is the second largest specialty coffee retailer in the United States with 320 retail locations located throughout the United States and in 6 foreign countries, including Gloria Jean's stores in 37 states and internationally, Coffee People stores in Oregon and Coffee Plantation stores in Arizona. At March 6, 1999, Coffee People's total assets were approximately $54.3 million, and its total stockholders' equity was $43.9 million.


RECORD DATE AND VOTING RIGHTS

(PAGES 92 AND 94)



     If you are a Diedrich Coffee stockholder, you are entitled to vote at the annual meeting if you owned shares as of the close of business on June 1, 1999, which has been established as the record date. On the Diedrich Coffee record date, there were 6,173,538 shares of Diedrich Coffee common stock outstanding and entitled to vote at the annual meeting. Diedrich Coffee stockholders are entitled to one vote for each share of Diedrich Coffee common stock held of record on the record date.



     If you are a Coffee People stockholder, you are entitled to vote at the special meeting if you owned shares as of the close of business on May 21, 1999, which has been established as the record date. On the Coffee People record date, there were 10,776,323 shares of Coffee People common stock outstanding and entitled to vote at the special meeting. Coffee People stockholders are entitled to one vote for each share of Coffee People common stock held of record on the record date.



THE MERGER (PAGE 96)


     The merger will result in the acquisition of Coffee People by Diedrich Coffee, and Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. We plan to complete the merger in the summer of 1999.

     We have attached the merger agreement to the back of this document as Appendix A. The merger agreement describes the terms of the acquisition of Coffee People by Diedrich Coffee. Please read the merger agreement. It is the document that governs the acquisition.


OUR REASONS FOR THE MERGER (PAGES 99 AND 100)



     We believe that Diedrich Coffee's acquisition of Coffee People will benefit both Coffee People and Diedrich Coffee stockholders. Coffee People stockholders will receive cash for their shares in addition to ownership in Diedrich Coffee. After the merger, Diedrich Coffee will be the second largest specialty coffee retailer in the United States with the potential for improved cash flow, greater access to capital and increased depth of management.



WHAT COFFEE PEOPLE STOCKHOLDERS WILL RECEIVE (PAGE 114)


     As a result of the merger, Coffee People stockholders will receive from Diedrich Coffee in the aggregate:

     - $17.75 million in cash;

     - 1.5 million shares of Diedrich Coffee common stock; and

     - $5.25 million in cash or shares of Diedrich Coffee common stock depending on the success of Diedrich Coffee's financing efforts.

     Assuming that all of the Coffee People stock options and stock purchase rights that are in-the-money are exercised, there will be approximately 10.9 million outstanding shares of Coffee People common stock at the time of the merger. Consequently, each outstanding share of Coffee People common stock will be converted into the right to receive:

     - $1.63 in cash;

     - 0.14 share of Diedrich Coffee common stock; and

     - $0.48 in cash or shares of Diedrich Coffee common stock.

     The precise amount of cash and Diedrich Coffee common stock that each Coffee People stockholder will receive cannot be determined until the completion of the merger. We will issue press releases on the date of the completion of the merger that specify the exact amount of cash and Diedrich Coffee common stock that will be paid for each share of Coffee People common stock.

OPINIONS OF FINANCIAL ADVISORS

(PAGES 101 AND 105)


     In deciding to approve the merger, our boards considered fairness opinions from our respective financial advisors. Diedrich Coffee received an opinion from First Security Van Kasper to the effect that, as of the date of the opinion and based upon the considerations set forth in the opinion, the merger is fair to Diedrich Coffee stockholders from a financial point of view. Similarly, Coffee People received an opinion from Black & Company to the effect that, as of the date of the opinion and based upon the considerations set forth in the opinion, the cash and stock payment Diedrich Coffee will make in the merger is fair to Coffee People stockholders from a financial point of view. These opinions are attached to the back of this proxy statement/prospectus as Appendices B and C. You are encouraged to read them.

OUR RECOMMENDATIONS TO STOCKHOLDERS

(PAGES 99 AND 100)


     Diedrich Coffee Stockholders: The Diedrich Coffee board believes that the transaction is in your best interests and recommends that you vote for all four Diedrich Coffee proposals.


     Coffee People Stockholders: The Coffee People board believes that the transaction is in your best interests and recommends that you vote for both Coffee People proposals.


VOTING AGREEMENT (PAGE 112)



     Second Cup beneficially owns approximately 69% of the outstanding Coffee People common stock and has entered into a voting agreement with Diedrich Coffee's directors, executive officers and their affiliates. Under the voting agreement, Second Cup has agreed to vote its shares in favor of the merger. Accordingly, the merger will be approved. Diedrich Coffee's directors, executive officers and their affiliates beneficially owning approximately 42% of the outstanding Diedrich Coffee common stock entered into the voting agreement. They have agreed to vote their shares in favor of the issuance of Diedrich Coffee common stock to Coffee People stockholders as part of the merger and the issuance of Diedrich Coffee common stock in connection with the proposed financing necessary to complete the merger.



INTERESTS OF DIRECTORS AND OFFICERS AND OTHER STOCKHOLDERS IN THE MERGER THAT ARE DIFFERENT FROM YOUR INTERESTS (PAGE 112)


     As you consider the recommendations of the Diedrich Coffee and the Coffee People boards of directors with respect to the merger, you should be aware that certain Diedrich Coffee and Coffee People directors, officers and other stockholders have interests regarding the merger that are different from, or in addition to, your interests.

     For example, Diedrich Coffee has agreed to create a vacancy on the Diedrich Coffee board upon completion of the merger and appoint a director designated by Second Cup, the majority stockholder of Coffee People. Also, Diedrich Coffee's directors and executive officers and a significant stockholder have agreed to vote their shares in favor of the Second Cup designee at any election of directors, for so long as Second Cup owns at least 50% of the Diedrich Coffee common stock that it will receive in the merger.

     Furthermore, Diedrich Coffee has agreed to enter into a registration rights agreement with Second Cup because Second Cup's ability to sell the shares it will receive in the merger will be restricted by its status as an affiliate. The registration rights agreement authorizes Second Cup to cause Diedrich Coffee to register for public sale the shares it receives in the merger.

     Additionally, three Second Cup directors and one Second Cup officer are also directors of Coffee People, and as Coffee People directors they approved the terms of the merger.


     Finally, Coffee People's officers, including some officers that are directors, and all administrative employees, have severance agreements or arrangements that entitle them to compensation if they are terminated without cause after a sale of Coffee People. We estimate that the aggregate severance payments required to be paid to Coffee People's officers, if all such persons were terminated after the merger, would be approximately $2.3 million. We do not, however, anticipate a significant number of terminations.



COFFEE PEOPLE STOCKHOLDERS APPRAISAL/DISSENTERS' RIGHTS (PAGES 111 AND 140)



     Coffee People stockholders are entitled to assert dissenters' rights in connection with the merger under Oregon law. Each Coffee People stockholder has the right to dissent from the merger and, if the merger is completed, to receive "fair value" for his, her or its shares in cash by complying with the Oregon Business Corporation Act Dissenters' Rights Statute. The full text of the statute is attached to the back of this document as Appendix D.


     The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the statute. Coffee People stockholders are urged to read it carefully.


MANAGEMENT AFTER THE MERGER (PAGE 120)


     Following the transaction, the board of directors of Diedrich Coffee will consist of the directors elected to the board at its annual meeting, and a director nominee from Second Cup who will be added to the board to fill a newly-created seat.

     We expect that the senior management of Diedrich Coffee, together with most of Diedrich Coffee and Coffee People's employees, will not change after the completion of the merger.


DIFFERENCES IN THE RIGHTS OF COFFEE PEOPLE STOCKHOLDERS (PAGE 124)


     After the merger with Diedrich Coffee, Coffee People stockholders will be Diedrich Coffee stockholders. This means that if you are a Coffee People stockholder, your rights will be governed by Delaware law, rather than by Oregon law, and by the certificate of incorporation and bylaws of Diedrich Coffee rather than Coffee People.

     Immediately after the merger, Diedrich Coffee will cause Coffee People to be merged with a Delaware subsidiary of Diedrich Coffee for the purpose of becoming a Delaware corporation. After this action is completed, both Coffee People and Diedrich Coffee will be Delaware corporations.


WHAT WE NEED TO DO TO COMPLETE THE MERGER (PAGE 117)


     The completion of the merger depends on satisfying a number of conditions, including the following:

- Coffee People stockholders must approve the merger, and Diedrich Coffee stockholders must approve the issuance of Diedrich Coffee common stock according to the terms of the merger agreement;


- we must receive all required regulatory approvals, and any waiting periods required by law must have passed;



- Diedrich Coffee must have raised at least $17.75 million in cash through an equity offering or other type of financing;



- Diedrich Coffee's common stock must be valued at $6.00 per share or more in connection with the proposed financing; and



- the merger must be completed by July 15, 1999.

     The boards of directors of Diedrich Coffee and Coffee People may in their discretion waive the conditions to completion of the merger, including the condition that Diedrich Coffee common stock be valued at $6.00 per share or more. Therefore, it is possible that the shares of Diedrich Coffee common stock to be received by the Coffee People stockholders could be valued at less than $6.00 per share.



TERMINATION OF THE MERGER AGREEMENT; EXPENSES (PAGE 119)



     Coffee People and Diedrich Coffee can mutually agree at any time to terminate the merger agreement before completing the merger. While they are not required to do so, the boards of directors of either company may also in their discretion terminate the merger agreement in other circumstances, including the following:



- if the merger has not been completed by July 15, 1999;


- if Coffee People stockholders do not approve the merger agreement, or if Diedrich Coffee stockholders do not approve the issuance of Diedrich Coffee common stock under the merger agreement and in connection with Diedrich Coffee's financing;

- if any governmental body whose approval is necessary to complete the merger prohibits or otherwise restricts the merger's completion;

- if Diedrich Coffee fails to complete a financing that values Diedrich Coffee shares of common stock at $6 per share or more;

- if the other company violates in a material way any of its representations, warranties or obligations under the merger agreement; or

- on reimbursement by Coffee People of up to $1.5 million of Diedrich Coffee's expenses, if the Coffee People board accepts an acquisition proposal from a third party that it determines is superior to the merger and that satisfies other requirements or weakens or withdraws its recommendation of the merger.


ACCOUNTING TREATMENT (PAGE 110)


     We will treat the merger as a purchase transaction for accounting and financial reporting purposes.


REGULATORY APPROVALS (PAGE 110)



     Notification of the merger was given to the Federal Trade Commission and the U.S. Department of Justice. The waiting period was terminated without objection to the merger by the Federal Trade Commission. However, certain state and other regulatory authorities will need to approve or be notified of the merger before we can complete it.



     We have filed, or soon will file, all of the required applications or notices with these regulatory agencies. As of the date of this document, we have not yet received all of the required approvals. Although we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will get them.



FEDERAL INCOME TAX CONSEQUENCES (PAGE 109)


     We expect that the merger will be a taxable transaction for Coffee People stockholders only. In general, a Coffee People stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash and the value of the Diedrich Coffee common stock received in the merger and the stockholder's adjusted basis in the Coffee People common stock.

     Determining the actual tax consequences of the merger to you as an individual tax payer can be complicated. The tax treatment will depend on your specific situation and many variables not within your control. You should consult your own tax advisor for a full understanding of the merger's tax consequences.

SUMMARY FINANCIAL DATA


     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in this document. Diedrich Coffee's fiscal year ends on the Wednesday closest to January 31. Coffee People's fiscal year ends on the last Saturday in June. Following this offering, we intend to change our fiscal year to the 52 or 53 week period ending on the Wednesday closest to June 30 of each year.


                         DIEDRICH COFFEE FINANCIAL DATA

                 (dollars in thousands, except per share data)



                                                      FOR FISCAL YEARS ENDED                      FOR FISCAL QUARTERS ENDED
                                      ------------------------------------------------------   -------------------------------
                                      JANUARY 29, 1997   JANUARY 28, 1998   JANUARY 27, 1999   APRIL 29, 1998   APRIL 28, 1999
                                      ----------------   ----------------   ----------------   --------------   --------------
                                                                                                (UNAUDITED)      (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Total revenues......................      $19,812            $22,982            $24,215           $ 5,923          $ 6,098
Provision for asset impairment and
  restructuring costs...............           --             (3,902)                --                --               --
Depreciation and amortization.......        1,054              1,785              1,941               482              507
Income (loss) from continuing
  operations........................       (1,028)            (8,907)            (2,265)             (649)            (470)
Net income (loss)...................         (986)            (9,113)            (2,562)             (746)            (568)
Weighted average shares
  outstanding -- basic and
  diluted...........................        4,414              5,393              5,934             5,801            6,173
Earnings (loss) per share -- basic
  and diluted(1)....................      $ (0.22)           $ (1.69)           $ (0.43)          $ (0.13)         $ (0.09)
OPERATING DATA (UNAUDITED):
Retail locations open (at end of
  period):
  Company-operated locations........           47                 41                 43                43               40
  Franchised locations..............           --                 --                 --                --                2
                                          -------            -------            -------           -------          -------
          Total retail locations....           47                 41                 43                43               42
                                          =======            =======            =======           =======          =======
Systemwide sales(2):
  Company-operated locations........      $18,118            $20,760            $21,248           $ 5,285          $ 5,190
  Franchised locations..............           --                 --                 --                --              200
                                          -------            -------            -------           -------          -------
          Total systemwide sales....      $18,118            $20,760            $21,248           $ 5,285          $ 5,390
                                          =======            =======            =======           =======          =======
Wholesale revenues..................      $ 1,695            $ 2,222            $ 2,767           $   638          $   858



                                                              APRIL 28, 1999
                                                              --------------
BALANCE SHEET DATA (UNAUDITED):
Total assets................................................     $12,628
Long-term debt and capital leases...........................       2,759
Total stockholders' equity..................................     $ 5,460


-------------------------
(1) Net loss per share for fiscal 1997, 1998 and 1999 is presented as basic earnings per share under the provisions of SFAS 128.


(2) For the fiscal quarter ended April 28, 1999, systemwide sales consist of retail sales from company-operated retail locations and reported sales from franchised coffeehouses. As the first Diedrich Coffee franchised coffeehouse location opened after January 27, 1999, systemwide sales consist of retail sales from company-operated retail locations for the other periods presented.

                          COFFEE PEOPLE FINANCIAL DATA

                 (dollars in thousands, except per share data)



                                                                              FOR THE
                                             -------------------------------------------------------------------------
                                                                                                          PRO FORMA(1)
                                             39 WEEKS   52 WEEKS   52 WEEKS    36 WEEKS      36 WEEKS       52 WEEKS
                                              ENDED      ENDED      ENDED        ENDED         ENDED         ENDED
                                             JUNE 29,   JUNE 28,   JUNE 27,    MARCH 7,      MARCH 6,     DECEMBER 12,
                                               1996       1997       1998        1998          1999           1998
                                             --------   --------   --------   -----------   -----------   ------------
                                                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Total revenues.............................  $24,957    $ 30,579   $ 35,051     $25,495       $40,129       $ 53,096
Acquisition and integration expense........       --          --        437          --           950          1,236
Depreciation and amortization..............      978       1,152      1,811       1,109         1,152             --
Income (loss) from operations..............    1,986      (1,185)     1,197       3,310           986         (1,467)
Net income (loss)..........................  $ 1,224    $ (1,190)  $    738     $ 2,005       $   400       $ (1,212)
Weighted average shares
  outstanding -- basic and diluted.........    7,461       7,461      7,812       7,461        10,755         10,764
Earnings (loss) per share-basic and
  diluted..................................  $  0.16    $  (0.16)  $   0.09     $  0.27       $  0.04       $  (0.11)

OPERATING DATA (UNAUDITED):
Retail locations open (at end of period):
  Company-operated locations...............       23          31         69          26            65             65
  Franchised locations.....................      224         236        246         254           255            258
                                             -------    --------   --------     -------       -------       --------
          Total retail locations...........      247         267        315         280           320            323
                                             =======    ========   ========     =======       =======       ========
Systemwide sales(2):
  Company-operated locations...............  $ 6,657    $  7,631   $ 11,436     $ 6,891       $22,429       $ 30,911
  Franchised locations.....................   73,247      94,434     95,349      70,980        70,483         94,330
                                             -------    --------   --------     -------       -------       --------
          Total systemwide sales...........  $79,904    $102,065   $106,785     $77,871       $92,912       $125,241
                                             =======    ========   ========     =======       =======       ========
Wholesale revenues.........................   13,329      17,079     17,580      14,020        12,944         16,030






                                                              MARCH 6,
                                                                1999
                                                              --------
BALANCE SHEET DATA:
Total assets................................................  $54,288
Long-term debt..............................................    2,727
Total stockholders' equity..................................  $43,919


-------------------------

(1) The pro forma information is presented as if the merger between Coffee People and Gloria Jean's had been completed on December 13, 1997.



(2) Consists of retail sales from company-operated retail locations and reported sales from franchised locations.

      SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION


     The acquisition of Coffee People will be accounted for as a purchase transaction, which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time Diedrich Coffee and Coffee People are combined. We are providing the following financial information to aid you in your analysis of the financial aspects of the acquisition and the proposed equity offering.



     We have presented unaudited pro forma combined condensed statements of operations and operating data for Diedrich Coffee's fiscal year ended January 27, 1999 and fiscal quarter ended April 28, 1999 that assumes the acquisition of Coffee People was completed and the new debt was issued on January 29, 1998. For the fiscal year ended January 27, 1999, we also assume that the merger between Coffee People and Gloria Jean's had occurred on December 13, 1997. We derived this information from the audited financial statements for Diedrich Coffee for the fiscal year ended January 27, 1999 and unaudited statements of operations and operating data for Diedrich Coffee for the 13 weeks ended April 28, 1999, and for Coffee People for the 52 weeks ended December 12, 1998 and the 12 weeks ended March 6, 1999. Following the merger, we intend to change our fiscal year to the 52 or 53 week period ending on the Wednesday closest to June 30 of each year.



     We have also presented unaudited pro forma combined condensed balance sheet data as of April 28, 1999. This presentation assumes that the acquisition of Coffee People has been completed, that the new debt has been issued and reflects the sale of shares a proposed equity offering and the application of the net proceeds. We derived this information from Diedrich Coffee's balance sheet data as of April 28, 1999 and Coffee People's balance sheet data as of March 6, 1999.



     This information is only a summary of the unaudited pro forma combined condensed financial information presented in pages 24 through 29 and should be read in conjunction with our historical financial statements and related notes. Although this pro forma financial information has been prepared based on currently available information using assumptions we believe are appropriate, you should note that this information may not be indicative of what actual results would be in the future or would have been for the periods presented. Additionally, assumptions regarding the value of Diedrich Coffee's common stock are based on the last reported sale price of the stock on the Nasdaq National Market on June 4, 1999 and may be materially different from the value of Diedrich Coffee's common stock at the time the merger is completed. You should read the notes to the unaudited pro forma combined condensed financial statements for further discussion of the assumptions we made to prepare this information.



     The unaudited pro forma combined financial data does not reflect certain cost savings that management believes may be realized after the merger.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

                 (dollars in thousands, except per share data)



                                                 FOR FISCAL YEAR               FOR FISCAL QUARTER
                                              ENDED JANUARY 27, 1999          ENDED APRIL 28, 1999
                                           ADJUSTED FOR THE ACQUISITION   ADJUSTED FOR THE ACQUISITION
                                           ----------------------------   ----------------------------
STATEMENTS OF OPERATIONS DATA:
Total revenues...........................            $ 77,311                       $18,837
Acquisition and integration expense......               1,236                           151
Depreciation and amortization............               4,231                           864
Income (loss) from continuing
  operations.............................              (4,210)                           75
Net loss.................................            $ (3,764)                      $  (247)
Weighted average shares
  outstanding -- basic and diluted.......              12,034                        12,273
Loss from continuing operations per
  common and equivalent share............            $  (0.31)                      $ (0.02)
OPERATING DATA:
Retail locations open (at end of period):
  Company-operated locations.............                 108                           105
  Franchised locations...................                 258                           257
                                                     --------                       -------
         Total retail locations..........                 366                           362
                                                     ========                       =======
Systemwide sales(1):
  Company-operated locations.............            $ 52,159                       $12,555
  Franchised locations...................              94,330                        25,344
                                                     --------                       -------
         Total systemwide sales..........             146,489                        37,899
                                                     ========                       =======
Wholesale revenues.......................            $ 18,797                       $ 4,342



                                                              APRIL 28, 1999
                                                              --------------
                                                              AS ADJUSTED(3)
                                                              --------------
BALANCE SHEET DATA:
Working capital(2)..........................................     $10,923
Total assets................................................      65,932
Long-term debt including long-term obligations under capital
  leases....................................................      10,643
Total stockholders' equity..................................     $43,860


-------------------------

(1) Consists of retail sales from company-operated retail locations and reported sales from franchised locations.



(2) Working capital is defined as current assets less current liabilities derived from the unaudited pro forma combined condensed balance sheet.



(3) Reflects the sale of 4,600,000 shares of common stock offered at an assumed public offering price of $6.75 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This is only an assumption based on the last reported sale price of Diedrich Coffee common stock on the Nasdaq National Market on June 4, 1999. The actual number of shares issued and the offering price may be materially different in a public equity offering completed by Diedrich Coffee.

                       COMPARATIVE PER SHARE INFORMATION

     We have summarized below the per share information for Diedrich Coffee and Coffee People on an historical basis and combined per share data on an unaudited pro forma basis. The combined data gives effect to the merger on a purchase method basis of accounting as described in "Unaudited Pro Forma Combined Condensed Financial Statements." Diedrich Coffee and Coffee People did not pay any dividends on their common stock during the periods below.

     This information is only a summary and you should read it in conjunction with the selected historical financial information, the pro forma combined condensed financial statements and the separate historical financial statements of Diedrich Coffee and Coffee People and related notes included in this proxy statement/prospectus.


                                                                         AT OR FOR        AT OR FOR
                               AT OR FOR FISCAL   AT OR FOR 52 WEEKS      13 WEEKS        36 WEEKS
                                  YEAR ENDED            ENDED              ENDED            ENDED
                               JANUARY 27, 1999     JUNE 27, 1998      APRIL 28, 1999   MARCH 6, 1999
                               ----------------   ------------------   --------------   -------------
HISTORICAL -- DIEDRICH
  COFFEE:
  Earnings (loss) per
     share -- basic and
     diluted.................       $(0.43)                                $(0.09)
  Book value per share(1)....       $ 0.98                                 $(0.88)
HISTORICAL -- COFFEE PEOPLE:
  Earnings (loss) per
     share -- basic and
     diluted.................                           $0.09                              $ 0.04
  Book value per share(1)....                           $5.57                              $ 4.09
PRO FORMA COMBINED:
  Earnings (loss) per
     share -- basic and
     diluted.................       $(0.31)                                $(0.02)
  Book value per
     share(2)(3).............       $ 3.69                                 $ 3.57


-------------------------
(1) The historical book value per share is computed by dividing total stockholders' equity by the total number of common shares outstanding at the end of the period.

(2) Diedrich Coffee and Coffee People estimate that they will incur direct and indirect costs of approximately $4.0 million in connection with the merger. This estimate includes fees and charges of financial advisors, attorneys and accountants for both parties, personnel severance costs, the cancellation and continuation of contractual obligations and other integration costs. The pro forma combined book value per share data reflect these estimated transaction costs and their tax effects as if such costs were incurred as of January 27, 1998, but the effects of these costs are not reflected in the pro forma combined net income per share data.

(3) The pro forma combined book value per share of Diedrich Coffee common stock and Coffee People common stock is computed by dividing pro forma stockholders' equity by the pro forma number of common shares and share equivalents outstanding at the end of the period.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

MARKET PRICES


     Diedrich Coffee common stock is reported on the Nasdaq National Market under the symbol "DDRX." Coffee People common stock is reported on the Nasdaq SmallCap Market under the symbol "MOKA." The following table sets forth the high and low bid information for the calendar quarters indicated for Diedrich Coffee common stock as reported on the Nasdaq National Market and for Coffee People common stock as reported on the Nasdaq Small Cap Market since August 27, 1998 and as reported on the Nasdaq National Market before that date. The precise amount of cash and Diedrich Coffee common stock that Coffee People stockholders will receive in the merger cannot be determined until the completion of the merger.



                                                  DIEDRICH COFFEE    COFFEE PEOPLE
                                                  ---------------    --------------
                                                  HIGH      LOW      HIGH      LOW
                                                  -----    ------    -----    -----
Calendar 1997
  First Quarter.................................  $9 5/8   $   3     $  8     $  6
  Second Quarter................................  $4 1/2   $2 3/8    $7 1/4   $4 1/2
  Third Quarter.................................  $4 1/16  $2 7/16   $  5     $3 1/8
  Fourth Quarter................................  $  9     $2 1/2    $4 3/4   $2 3/8
Calendar 1998
  First Quarter.................................  $7 1/2   $5 11/16  $3 1/8   $2 3/8
  Second Quarter................................  $8 1/4   $6 5/16   $4 1/2   $2 5/8
  Third Quarter.................................  $7 7/8   $   4     $3 1/4   $1 9/16
  Fourth Quarter................................  $6 1/2   $3 3/8    $2 1/4   $  1
Calendar 1999
  First Quarter.................................  $6 7/8   $3 7/8    $2 1/2   $1 3/16
  Second Quarter (through June 4, 1999).........  $6 15/16 $4 3/8    $2 1/4   $1 1/2



     On February 8, 1999, the last trading day immediately preceding the public announcement of the proposed merger, the closing per share price of Diedrich Coffee common stock reported on the Nasdaq National Market was $4 7/8, and the closing per share price of Coffee People common stock on the Nasdaq SmallCap Market was $1.88. On June 4, 1999, the closing per share sales price of Diedrich Coffee common stock on the Nasdaq National Market was $6.75, and the closing per share price of Coffee People common stock on the Nasdaq SmallCap Market was $2.25. On that date, there were 153 holders of record of Diedrich Coffee common stock and 517 holders of record of Coffee People common stock. Diedrich Coffee and Coffee People stockholders are urged to obtain current market quotations before making any decision with respect to the merger.


DIVIDENDS

     Diedrich Coffee and Coffee People have never paid any cash dividends on their common stock, nor do they anticipate declaring any cash dividends in the foreseeable future. The merger agreement prohibits Coffee People from paying dividends on Coffee People common stock before the merger with Diedrich Coffee. See "The Merger Agreement -- Conduct of Business Pending the Merger."

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

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS


     We make forward-looking statements in this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our and the combined company's financial condition, operations, plans, objectives and performance. Additionally, when we make statements about the merger, such as anticipated cost savings or restructuring charges associated with the merger, we are making forward-looking statements. When we use the words "believe," "expect," "anticipate," "estimate" or similar expressions, we are also making forward-looking statements. Many possible events or factors could affect the future financial results and performance of Diedrich Coffee and Coffee People and the combined company after the merger. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote, along with the following possible events or factors:



     - our growth strategy may not be as successful as we expect if we are unable to attract franchise area developers or single store franchisees;



     - our revenues after the merger could be lower than we expect, our restructuring charges could be higher than we expect and our operating costs could be greater than we expect;



     - we may encounter difficulties and incur additional expenses, integrating Diedrich Coffee's and Coffee People's businesses, brands or operating systems or retaining key personnel;



     - competition within the retail specialty coffee market may intensify;



     - inclement weather or adverse political changes may significantly increase our coffee costs; and



     - adverse changes may occur in the securities or financial markets.



     In addition, this document contains forward-looking statements attributed to third parties relating to their estimates regarding the specialty coffee business. You should not place undue reliance on these forward-looking statements.


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

                                  RISK FACTORS

     You should read and carefully consider the following factors, together with the other information included in or attached to this document, in deciding whether to vote for the proposals. Some of the following factors relate specifically to the merger and share issuance that we are proposing for your consideration. Others are factors more generally associated with the businesses of Diedrich Coffee and Coffee People.

RISK FACTORS RELATING TO THE MERGER


IF DIEDRICH COFFEE IS UNSUCCESSFUL IN ITS FINANCING EFFORTS, THE MERGER WILL LIKELY NOT BE CONSUMMATED



     The merger's completion is conditioned upon Diedrich Coffee raising at least $17.75 million in cash through an equity offering or other type of financing. Diedrich Coffee will use the proceeds of its financing efforts to finance the cash merger payment to Coffee People stockholders, to pay related fees and expenses of the merger and for general corporate purposes. Additionally, if Diedrich Coffee is unable to raise net proceeds of at least $7.0 million through its financing efforts that value the per share price of Diedrich Coffee common stock at $6.00 per share or more, the merger may not be completed. However, the Diedrich Coffee and Coffee People boards of directors may in their discretion waive the requirement that Diedrich Coffee's common stock be valued at $6.00 per share or more and complete the merger. As a result, the shares of Diedrich Coffee common stock to be received by the Coffee People stockholders in the merger could be valued at less than $6.00 per share. Diedrich Coffee's ability to raise the necessary funds for the merger will depend on the financial condition and results of operations of Diedrich Coffee and Coffee People, and the condition of the financial markets and factors related to the retail restaurant industry and specialty coffee segment.



COFFEE PEOPLE STOCKHOLDERS ARE NOT ASSURED OF A FIXED AMOUNT OF CASH OR DIEDRICH COFFEE COMMON STOCK FOR THEIR COFFEE PEOPLE COMMON STOCK IN THE MERGER


     The respective amounts of cash and Diedrich Coffee common stock that Coffee People stockholders will receive in the merger is based upon a number of factors and cannot be determined precisely before the merger's completion. These factors include:

     - the precise number of outstanding shares of Coffee People common stock at the time of the merger;

     - the amount of cash that Diedrich Coffee is able to raise through its financing efforts for payment to Coffee People stockholders in the merger; and

     - the market price of Diedrich Coffee's common stock at the time of merger's completion.


     Throughout this document we have assumed that all of the Coffee People stock options and stock purchase rights that are in-the-money will be exercised, resulting in approximately 10.9 million outstanding shares of Coffee People common stock at the time of the merger. However, if in-the-money options or rights are not exercised or out-of-the-money options or rights are exercised, the number of outstanding shares at the time of merger will change. In addition, a significant increase in the price per share of Coffee People common stock from the current price may result in additional options or rights being in-the-money, which would increase the number of outstanding shares of Coffee People common stock at the time of merger's completion.



     In addition, the value of the Diedrich Coffee common stock that Coffee People stockholders will receive may differ significantly from the value as of the date of this joint proxy statement/prospectus. Consequently, at the time of the stockholder meetings, you will not know the exact amount of consideration that Coffee People stockholders will receive when the merger is completed.


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


WE MAY EXPERIENCE DIFFICULTIES INTEGRATING COFFEE PEOPLE AFTER THE MERGER



     We may experience difficulties integrating the operations of Coffee People with those of Diedrich Coffee, and there can be no assurance that we will realize the operating efficiencies and cost savings that we believe the merger will provide. After the merger's completion, we intend to integrate, among other things, roasting, packaging, purchasing, product development, information systems and administrative functions of Diedrich Coffee with those of Coffee People. The integration of the combined operations may temporarily distract management from the day-to-day business of the combined company after the merger. For example, Coffee People's integration will require the experience and expertise of certain key managers of Coffee People whom Diedrich Coffee expects to retain. There is no assurance that these Coffee People managers will remain with Diedrich Coffee for the time period necessary to successfully integrate Coffee People's operations with those of Diedrich Coffee. Diedrich Coffee expects to incur restructuring and integration costs from combining Coffee People's operations with those of Diedrich Coffee. These costs may be substantial and may include costs for employee severance, relocation and disposition of excess equipment and other merger-related costs. We have not yet determined the total amount of these costs.



WE MAY BE REQUIRED TO SPEND MORE OF OUR CASH RESERVES BECAUSE OF THE MERGER THAN WE ANTICIPATED



     Even if we are able to integrate the operations of Coffee People successfully, there is no assurance that such integration will result in the realization of the full benefits of the cost savings, efficiencies or revenue enhancements that we currently expect or that such benefits will be achieved within the time frame that we currently anticipate. The cost savings and other benefits from the merger may be offset by costs incurred in integrating Coffee People's operations, as well as by increases in other expenses, by operating losses or by problems in the business unrelated to the merger.



WE MAY LOSE CUSTOMERS WHEN WE CONVERT COFFEE PEOPLE AND COFFEE PLANTATION BRAND COFFEEHOUSES TO THE DIEDRICH COFFEE BRAND



     Most Coffee People brand and Coffee Plantation retail locations are neighborhood coffeehouses which have loyal customers that are accustomed to and expect Coffee People and Coffee Plantation brand products. We may lose these customers when we convert the coffeehouses to the Diedrich Coffee brand. See "Operations and Management of Diedrich Coffee After the Merger."



THE VALUE OF DIEDRICH COFFEE'S STOCK AFTER THE MERGER AND THE PLANNED EQUITY OFFERING COULD CONTINUE TO BE VOLATILE



     The trading price of Diedrich Coffee's common stock has fluctuated significantly in the past. Often, these fluctuations have been greater than those experienced by the stock market in general. The trading price of Diedrich Coffee's common stock after the merger and the planned equity offering is likely to continue experiencing wide price fluctuations in response to factors such as:



     - actual or anticipated variations in revenues or operating results;



     - comments or recommendations issued by analysts who follow Diedrich Coffee and its competitors;



     - failure to meet analysts' expectations of performance; and



     - our ability to execute our franchising strategy.

YOU WILL HAVE A REDUCED OWNERSHIP AND VOTING INTEREST AFTER THE MERGER



     After the merger's completion, you will own a significantly smaller percentage of the combined company and its voting stock than you currently own of Diedrich Coffee or Coffee People. Consequently, you may be able to exercise less influence over the management and policies of the combined company than you currently exercise over Diedrich Coffee or Coffee People.



SOME STOCKHOLDERS WILL CONTINUE TO INFLUENCE MATTERS AFFECTING DIEDRICH COFFEE, WHICH MAY CONFLICT WITH YOUR INTERESTS



     Diedrich Coffee's current directors and officers beneficially own approximately 58% of the outstanding shares of Diedrich Coffee common stock before the merger and the planned equity offering. After giving effect to the merger and the planned equity offering, these stockholders will own approximately 33% of the voting power of the outstanding Diedrich Coffee common stock, depending on the number of shares sold in the equity offering and issued to Coffee People stockholders in the merger. For more information relating to the ownership of Diedrich Coffee common stock, see "Information About Diedrich Coffee -- Diedrich Coffee's Principal Stockholders." In addition, Second Cup will receive approximately 1,039,500 shares of Diedrich Coffee common stock in connection with the merger. After giving effect to the merger and the proposed equity offering, this will represent approximately 8% of Diedrich Coffee's outstanding shares of common stock. As a result of this stock ownership, these stockholders may act in concert and continue to influence the vote on all matters submitted to a vote of the Diedrich Coffee stockholders, including the election of directors, amendments to the certificate of incorporation and the by-laws and approval of significant corporate transactions. See "Description of Diedrich Coffee Common Stock." This consolidation of voting power could also delay, deter or prevent a change-in-control of Diedrich Coffee that might be otherwise beneficial to stockholders.



SUBSTANTIAL SALES OF DIEDRICH COFFEE'S COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE



     We cannot predict the effect, if any, that future sales of shares of Diedrich Coffee common stock or the availability of such shares for future sale will have on its market price from time-to-time. Sales of substantial amounts of Diedrich Coffee common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the stock. For example, Diedrich Coffee currently plans to sell equity to raise the proceeds for the cash payment to Coffee People stockholders in the merger. The sale of Diedrich Coffee common stock to finance the cash payment could adversely affect the stock's market price.



RISK FACTORS AND TRENDS AFFECTING OUR BUSINESS



IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE OUR GROWTH STRATEGY, OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY IMPACTED



     As of June 1, 1999, Diedrich Coffee operated 39 retail locations, which it managed on a day-to-day basis, and had 2 franchised retail locations. Diedrich Coffee is acquiring 26 Coffee People brand retail locations, 14 Coffee Plantation retail locations and 280 Gloria Jean's retail locations. The Gloria Jean's retail locations are predominantly franchised and located in malls. Our growth strategy contemplates franchise area development for additional Diedrich coffeehouses as well as opening new company-operated coffeehouses. In addition, we plan to continue single store franchise development for Gloria Jean's and to increase wholesale sales for both Diedrich Coffee and Gloria Jean's. Implementation of our growth strategy may divert management's attention from other aspects of our business and place a strain on management, operational and financial resources, and accounting systems. Our continued growth will require us to:



     - attract franchise area developers for Diedrich Coffee in the United States and internationally;



     - attract single store franchisees for Gloria Jean's in the United States and internationally;



     - continue to upgrade products and programs at Gloria Jean's;



     - expand wholesale sales of Diedrich Coffee and Gloria Jean's;



     - evaluate the potential acquisition of complementary coffee retailers;



     - obtain (or have our franchise area developers obtain) suitable sites at acceptable costs in highly competitive real estate markets;



     - hire, train and retain qualified personnel;



     - integrate newly franchised or corporate locations into existing product distribution;



     - improve inventory control, marketing and information systems; and



     - impose and maintain strict quality control from green coffee acquisition to the fresh cup of brewed coffee in a customer's hand.



     Should our franchisees encounter business or operational difficulties, anticipated revenues from franchise fees, including royalties and product sales to franchisees could be adversely affected. These adverse results could also affect our ability to sell additional franchises.



HISTORICAL LOSSES MAY CONTINUE AND, AS A RESULT, THE PRICE OF OUR COMMON STOCK MAY BE NEGATIVELY AFFECTED



     Diedrich Coffee had a net loss of $568,000 for the fiscal quarter ended April 28, 1999 and net losses of $2,562,000, $9,113,000, and $986,000 for the fiscal years ended January, 1999, 1998 and 1997. Coffee People reported net income of $400,000 for the 3 fiscal quarters ended March 6, 1999, net income of $738,000 for the fiscal year ended June 27, 1998, and a net loss of $1,190,000 for the fiscal year ended June 28, 1997. We expect to sustain net losses for the foreseeable future for the combined operations of Diedrich Coffee and Coffee People. As a combined operation, we may never achieve profitability. Although our revenues have grown in recent quarters, we may not be able to sustain these growth rates. In addition, such growth rates are not necessarily indicative of future growth. See "Diedrich Coffee Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Coffee People Management's Discussion and Analysis of Financial Condition and Results of Operations."



OUR GROWTH THROUGH FRANCHISE AREA DEVELOPMENT MAY NOT OCCUR AS RAPIDLY AS WE CURRENTLY ANTICIPATE



     We must continue to execute new franchise area development agreements with franchisees in order to achieve the objective of our growth strategy to expand our operations to 1,200 to 1,500 coffeehouses over the next 5 to 7 years. On September 16, 1998, Diedrich Coffee announced its first franchise area development agreement providing for the development of 44 coffeehouses and a number of carts and kiosks over a 5 year period. Since that date, Diedrich Coffee has entered into 4 additional franchise area development agreements providing for the development of 230 coffeehouses. To date, no coffeehouses have opened under the franchise area development agreements. Our ability to attract, retain and contract with qualified franchise operators will become increasingly important to our operations as we expand. In addition, the coffeehouses contemplated in executed franchise area development agreements may not open on the anticipated development schedule. Our franchise area development strategy may not enhance our results of operations. Failure to execute on our strategy to grow through franchise area development will harm our business, financial condition and results of operations.



OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF OUR COMMON STOCK



     Our operating results will fluctuate from quarter to quarter as the result of a number of factors, including:



     - fluctuations in prices of unroasted coffee;



     - labor costs for our hourly and management personnel, including increases in federal or state minimum wage requirements;



     - the number, timing, mix and cost of coffeehouse and mall coffee store openings, franchises, acquisitions or closings;



     - comparable store sales results;



     - the timing of realizing amortization and other expenses associated with acquisitions;



     - changes in consumer preferences; and



     - the level of competition from existing or new competitors in the specialty coffee industry.



     We incur significant pre-opening expenses associated with our company-owned coffeehouses and new coffeehouses experience an initial period of operating losses. As a result, the opening of a significant number of company-owned coffeehouses in a single period will have an adverse effect on our results of operations. Due to the foregoing, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and such comparisons should not be relied upon as indicators of future performance. From time to time in the future, our operating results likely will fall below the expectations of investors and public market securities analysts. Quarterly fluctuations, for any reason, could cause our stock price to decline.



     In addition, our business is subject to seasonal fluctuations. The December holiday season generally experiences the highest sales. Hot weather tends to depress sales of hot coffee and espresso drinks, especially unseasonably warm weather. Consequently, we will continue to experience significant fluctuations in quarterly results. See "Diedrich Coffee Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results" and "Coffee People Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."



THE LOSS OF KEY PERSONNEL OR OUR INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD SIGNIFICANTLY DISRUPT OUR BUSINESS



     Our continued success largely will depend on the efforts and abilities of our executive officers and other key employees, particularly John E. Martin, Chairman of the Board, Timothy J. Ryan, President and Chief Executive Officer, and Martin Diedrich, Chief Coffee Officer. The loss of services of these individuals could disrupt operations. Although Diedrich Coffee has employment agreements with Messrs. Martin, Ryan and Diedrich, any of its executive officers can terminate their employment if they choose to do so. See "Management -- Executive Compensation -- Employment Agreements and Compensatory Arrangements."



     In addition, our success and the success of our franchisees will depend upon our and their ability to attract and retain highly motivated, well-qualified retail operators and other management personnel, as well as a sufficient number of qualified employees. Qualified individuals needed to fill these positions are in short supply in some geographic areas. Our inability to recruit and retain such individuals may delay the planned openings of new retail locations or result in higher employee turnover in existing retail locations, which could have a material adverse effect on our business or results of operations.



IF WE ARE UNABLE TO OBTAIN ACCEPTABLE FINANCING, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH STRATEGY



     In order to achieve our anticipated growth and the expansion of our wholesale and retail business, including new coffeehouse construction and franchising, we will need to incur debt or issue additional stock in public or private financings. If additional funds are raised through the issuance of stock, dilution to stockholders may result. If additional funds are raised through the incurrence of debt, these debt instruments will likely contain restrictive financial, maintenance and security covenants, which could have a material adverse effect on our business, financial condition and results of operations. This additional financing may not be available on terms satisfactory to us.



OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES TO COMPETE EFFECTIVELY



     The highly competitive nature of the retail specialty coffee market could adversely affect our business and financial condition. With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores. We compete directly against all other premium coffee roasters, coffeehouses, espresso/coffee bars and mall coffee stores, as well as against restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. In addition, we compete to draw consumers of standard or commercial coffee to premium coffee. Our whole bean coffees compete directly against specialty coffees sold at retail through supermarkets, specialty retailers and a growing number of specialty coffee stores. We believe that our customers choose among retailers primarily on the basis of product quality, service, coffeehouse ambiance, convenience and, to a lesser extent, on price.



     We compete with a growing number of specialty coffee retailers including Starbucks, Seattle's Best Coffee, Barnie's, Coffee Beanery Ltd., Caribou, Peet's Coffee and many others. The attractiveness of the gourmet specialty coffeehouse market may draw additional competitors with substantially greater financial, marketing and operating resources than us. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees. Other specialty coffee companies including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores.



     The performance of individual coffeehouses or mall coffee stores may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses or mall coffee stores. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses and mall coffee stores in particular.

OUR LACK OF DIVERSIFICATION MAY AFFECT BUSINESS IF DEMAND IS REDUCED



     Our business is primarily centered on one product: fresh premium custom-roasted coffee. To date, our operations have been limited to primarily the purchase and roasting of green coffee beans and the sale of whole bean coffee, coffee beverages and espresso drinks through our coffeehouses and our wholesale coffee and mail order businesses. Any decrease in demand for coffee would have a material adverse effect on our business, operating results and financial condition.



OUR COMPANY-OPERATED RETAIL LOCATIONS ARE CONCENTRATED IN THE WESTERN REGION OF THE UNITED STATES, AND THEREFORE OUR BUSINESS IS SUBJECT TO FLUCTUATIONS IF ADVERSE BUSINESS CONDITIONS OCCUR IN THAT REGION



     After the merger, our company-operated retail locations will be primarily located in the western region of the United States. Accordingly, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters. In addition, some of our competitors have many more retail locations than we do. Consequently, adverse economic or other conditions in a region, a decline in the profitability of several existing retail locations or the introduction of several unsuccessful new retail locations in a geographic area could have a more significant effect on our results of operations than would be the case for a company with a larger number of retail locations or with more geographically dispersed retail locations.



OUR SUPPLY COSTS MAY BE HIGHER THAN WE EXPECT BECAUSE OF FLUCTUATIONS IN AVAILABILITY AND COST OF UNROASTED COFFEE



     Increases in the price of green coffee, or the unavailability of adequate supplies of green coffee of the quality we seek, whether due to the failure of its suppliers to perform, conditions in coffee-producing countries, or otherwise, could have a material adverse effect on our results of operations. We depend upon both outside brokers and our direct contacts with exporters and growers in countries of origin for our supply of green coffee. Coffee supply and price are subject to significant volatility beyond our control. Although most coffee trades in the commodity market, coffee of the quality we seek tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending upon the origin, supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries. These organizations have historically attempted to establish commodity price controls of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. These organizations, or others, may succeed in raising green coffee prices. Should this happen, we may not be able to maintain our gross margins by raising prices without affecting demand.



WE COULD BE SUBJECT TO ADVERSE PUBLICITY OR CLAIMS FROM OUR GUESTS



     We may be the subject of complaints or litigation from guests alleging beverage and food-related illness, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect us, regardless of whether such allegations are true or whether we are ultimately held liable. We may also be the subject of complaints or allegations from current, former or prospective employees from time-to-time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business, financial condition and results of operations.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY SPENDING COULD NEGATIVELY AFFECT OUR RESULTS



     Our retail locations offer specialty coffee beans, brewed coffee beverages, espresso-based beverages, blended drinks and light food items served in a casual setting. Our continued success depends, in part, upon the popularity of these types of coffee-based beverages and this style of casual dining. Shifts in consumer preferences away from our coffee-based beverages or casual setting could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could adversely affect our business, financial condition, operating results and cash flows.



WE MAY NOT BE ABLE TO RENEW LEASES OR CONTROL RENT INCREASES AT OUR RETAIL LOCATIONS



     Following the merger, all but 2 of our 78 company-operated coffeehouses are on leased premises. Gloria Jean's stores are generally leased by an indirect subsidiary of Coffee People, in most cases, the franchisees pay their rent directly to their landlord. Upon the expiration of some of these leases, there is no automatic renewal or option to renew. Consequently, these leases may not be renewed. If they are renewed, rents may increase substantially. Either of these events could adversely affect us. Other leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value.



OUR FAILURE OR INABILITY TO ENFORCE OUR TRADEMARKS AND TRADE NAMES COULD ADVERSELY AFFECT OUR EFFORTS TO ESTABLISH BRAND EQUITY



     Our ability to successfully expand our concept will depend in part on our ability to maintain "brand equity" through the use of our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos. We currently hold a number of trademarks and service marks related to our brands. Some or all of our rights related to our intellectual property may not be enforceable, even if registered, against any prior users of similar intellectual property or our competitors who seek or intend to utilize similar intellectual property in areas where we operate or intend to conduct operations. If we fail to enforce our intellectual property rights, we may be unable to capitalize on our efforts to maintain brand equity. It is possible that we will encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations, including foreign countries. Claims from prior users could limit our operations and possibly cause us to pay damages or licensing fees to a prior user or registrant of similar intellectual property. See "Information About Diedrich
Coffee -- Business -- Intellectual Property" and "Information About Coffee People -- Business -- Intellectual Property."



FUTURE CHANGES IN MINIMUM WAGE REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS



     A number of our employees are subject to various minimum wage requirements. Many of our employees work in retail locations located in California and receive salaries equal to the California minimum wage. The minimum wage in California rose from $5.00 per hour effective March 1, 1997 to $5.75 per hour effective March 1, 1998. Additionally, the minimum wage in Oregon recently rose to $6.50 per hour. There can be no assurance that similar increases will not be implemented in these or other jurisdictions in which we operate or seek to operate. In addition, the federal minimum wage increased to $5.15 per hour effective September 1, 1997. There can be no assurance that we will be able to pass additional increases in labor costs through to our guests in the form of price adjustments and, accordingly, such minimum wage increases could have a material adverse effect on our business, financial condition, results of operations or cash flows.



COMPLIANCE WITH HEALTH, FRANCHISING AND OTHER GOVERNMENT REGULATIONS APPLICABLE TO US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Each retail location and roasting facility is and will be subject to licensing and reporting requirements by numerous governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments relating to the development and operation of retail locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any or all of these laws or regulations could have a material adverse effect on our business, financial condition and results of operations. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations or could materially and adversely affect the operation of existing retail locations. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective and timely basis in order to construct and develop retail locations in the future.



     We are also subject to federal regulation and certain foreign and state laws that govern the offer and sale of franchises and the franchisor-franchisee relationship. Many foreign and state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some foreign countries and states require companies to register certain materials before franchises can be offered or sold in that country or state. The failure to obtain or retain licenses or registration approvals to sell franchises could delay or preclude franchise sales and otherwise adversely affect our business, financial condition and results of operations. Additionally, any franchise law violations may give existing and future franchisees a basis to bring claims against Diedrich Coffee. Franchise law violation claims could include unfair business practices, negligent misrepresentation, fraud, and statutory franchise investment and/or relationship violations. Remedies may include damages and/or recission of the franchise agreement by the franchisee. These claims may already exist and their assertion against us could adversely affect our business, financial condition, and results of operations. See "Information About Diedrich Coffee -- Business -- Government Regulation" and "Information About Coffee People -- Business -- Government Regulation."



GROWTH OF OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL



     As part of the merger, Diedrich Coffee is acquiring 35 Gloria Jean's franchised stores located outside of the United States and its territories. As part of our growth strategy, we will be seeking franchise developers internationally for Diedrich coffeehouses and Gloria Jean's stores. As a result, our business and operations will be increasingly subject to the risk of changes in economic conditions and, to a lesser extent, changes in social and political conditions inherent in foreign operations, including changes in U.S. laws and regulations relating to foreign trade and investment. In addition, consumer tastes vary from region to region, and consumers located in the regions in which we intend to expand our retail operations may not be as receptive to specialty coffees as consumers in existing markets.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION


     The following tables present summary historical information for Diedrich Coffee and Coffee People derived from financial statements. Diedrich Coffee's merger with Coffee People will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of the acquisition, which are not expected to differ significantly from historical costs. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Diedrich Coffee's fiscal year is the 52 or 53 week period that ends on the Wednesday closest to January 31 of each year. Coffee People's fiscal year is the 52 or 53 week period that ends on the last Saturday in June of each year. Following the merger, we intend to change our fiscal year to the 52 or 53 week period that ends on the Wednesday closest to June 30 of each year.



     The unaudited pro forma combined condensed balance sheet as of April 28, 1999 gives effect to the merger of Diedrich Coffee and Coffee People as of that date and reflects the sale of the shares in a proposed equity offering and the application of the net proceeds. The unaudited pro forma combined condensed statement of operations for the fiscal year ended January 27, 1999 presents the results for Diedrich Coffee and Coffee People as if the merger between Coffee People and Gloria Jean's had occurred on December 13, 1997 and the merger of Diedrich Coffee and Coffee People had occurred on January 29, 1998. This presentation also reflects the issuance of the new debt and the application of the net proceeds.



     The unaudited pro forma combined condensed statement of operations for the fiscal quarter ended April 28, 1999 presents the results for Diedrich Coffee and Coffee People as if the merger of Diedrich Coffee and Coffee People had occurred on January 28, 1999 and reflects the sale of the shares in a proposed equity offering and the application of the net proceeds.



     This unaudited pro forma financial information presented is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma statement of operations does not purport to represent what our results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results would be for any future periods. The unaudited pro forma financial statements are based upon assumptions and adjustments that we believe are reasonable. Assumptions regarding the value of Diedrich Coffee's common stock are based on the last reported sale price of the stock on the Nasdaq National Market on June 4, 1999 and may be materially different from the value of Diedrich Coffee's common stock at the time the merger is completed. The unaudited pro forma financial statements, and the accompanying notes, should be read in conjunction with the historical financial statements and related notes, included elsewhere in this document. In addition, the unaudited pro forma combined condensed financial information does not reflect certain cost savings that management believes may be realized following the merger of Diedrich Coffee and Coffee People. These savings are expected to be realized primarily through combining the operations of the companies and implementing Diedrich Coffee's management practices.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                 APRIL 28, 1999


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                    HISTORICAL
                                          -------------------------------
                                          DIEDRICH COFFEE   COFFEE PEOPLE
                                             APRIL 28,        MARCH 6,         PRO FORMA          PRO FORMA
                                               1999             1999          ADJUSTMENTS          COMBINED
                                          ---------------   -------------   ---------------      ------------
ASSETS

Current assets:
  Cash and cash equivalents.............      $   786          $ 2,773          $ 5,835(1)         $ 9,394
  Accounts and notes receivable.........          396            3,149               --              3,545
  Inventories...........................        1,417            3,722               --              5,139
  Other current assets..................          547            3,353               --              3,900
                                              -------          -------          -------            -------
  Total current assets..................        3,146           12,997            5,835             21,978
Property and equipment, net.............        8,872           12,262               --             21,134
Costs in excess of net assets of
  business acquired, net................          322           25,530           (6,819)(2)         19,033
Other assets............................          288            3,499               --              3,787
                                              -------          -------          -------            -------
  Total assets..........................      $12,628          $54,288          $  (984)           $65,932
                                              =======          =======          =======            =======
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt &
     capital lease obligations..........      $ 1,169          $ 1,356          $   162(3)         $ 2,687
  Accounts payable and accrued
     compensation.......................        1,217            3,622               --              4,839
  Other current liabilities.............        1,795            1,734               --              3,529
                                              -------          -------          -------            -------
  Total current liabilities.............        4,181            6,712              162             11,055
Capital lease obligations, less current
  portion...............................          259              784                               1,043
Long-term debt..........................        2,500            2,727            4,373(3)           9,600
Other liabilities.......................          228              146               --                374
  Total stockholders' equity............        5,460           43,919           (5,519)(4)         43,860
                                              -------          -------          -------            -------
  Total liabilities and stockholders'
     equity.............................      $12,628          $54,288          $  (984)           $65,932
                                              =======          =======          =======            =======


-------------------------

(1) Pro forma adjustments to cash as a result of the merger, a new credit facility and the proposed equity offering are as follows:



                                                              APRIL 28, 1999
                                                              --------------
Cash received from the proposed equity offering*............     $ 28,300
Cash paid for merger+.......................................      (23,000)
Cash received for new debt issued...........................       12,000
Cash paid to retire debt....................................       (7,465)
Transaction costs of merger.................................       (4,000)
                                                                 --------
Pro forma cash adjustment...................................     $  5,835
                                                                 ========


     ------------------------------

     * Represents estimated cash proceeds from a public equity offering, assuming that 4,600,000 shares are issued at a public offering price of $6.75 per share, less underwriting discounts, commissions and expenses estimated at $2,800. This is only an assumption based on the last reported sale price of Diedrich Coffee common stock on the Nasdaq National Market on June 4, 1999. The actual number of shares issued and the offering price may be materially different in a public equity offering completed by Diedrich Coffee.



     + Represents purchase price, subject to adjustments based on the actual proceeds and share price of the proposed equity offering, excluding 1,500,000 shares to be issued to Coffee People stockholders in the merger.

(2) Reflects adjustments to assets and liabilities assumed based on their estimated fair values under the purchase method of accounting. The allocation of the aggregate purchase cost below is preliminary. The final allocation will be based on appraisals and other studies that will be completed after the merger's completion and management's final evaluation of such assets and liabilities. Some portion of the excess of purchase cost over the historical cost of the net assets acquired will ultimately be allocated to specific tangible and intangible assets and liabilities, including inventory, land, property and equipment, and deferred taxes and liabilities. The final allocation of purchase cost and the resulting effect on net income may differ significantly from the pro forma amounts included herein.



                                                        APRIL 28, 1999
                                                        --------------
Purchase price*.......................................     $ 33,100
Direct merger costs...................................        4,000
                                                           --------
          Total consideration and direct merger
            costs.....................................       37,100
Less: historical cost of net assets acquired..........      (43,919)
                                                           --------
Net adjustment........................................     $ (6,819)
                                                           ========


        ---------------------------------

        * The purchase price assumes a $6.75 per share price for Diedrich Coffee common stock at the time of the merger. This assumption is based on the last reported sale price of Diedrich Coffee common stock on the Nasdaq National Market on June 4, 1999. The actual value of the stock may be materially different at the time the merger is completed. The purchase price is subject to adjustment based on the actual share price of our common stock at the time of the merger.


(3) These adjustments record (i) the proceeds of a new $12,000 credit facility and (ii) the use of a portion of the proceeds to repay existing indebtedness. The table below reflects the financing transactions.


                                                        APRIL 28, 1999
                                                        --------------
Current:
Current portion of new debt issued....................     $ 2,400
Current portion of debt retired.......................      (2,238)
                                                           -------
          Net current adjustment......................     $   162
                                                           =======
Long-term:
Long-term portion of new debt issued..................     $ 9,600
Long-term portion of debt retired.....................      (5,227)
                                                           -------
          Net long-term adjustment....................     $ 4,373
                                                           =======


(4) Adjustments to stockholders' equity based on the pro forma capitalization of Diedrich Coffee are as follows:


                                                        APRIL 28, 1999
                                                        --------------
Coffee People stockholders' equity*...................     $(43,919)
Stock issued in the proposed equity offering and
  merger+.............................................       38,400
                                                           --------
Pro forma equity adjustment...........................     $ (5,519)
                                                           ========


        ---------------------------------

        * Represents the elimination of Coffee People's common stock of $44,659, stock subscription note redeemable of $350 and accumulated deficit of $390.



        + Represents 4,600,000 shares issued in the proposed equity offering at $6.75 per share, less underwriting discounts, commissions and expenses estimated at $2,800, plus an additional 1,500,000 shares issued to Coffee People stockholders in the merger at $6.75 per share. This assumption is based on the last reported sale price of Diedrich Coffee common stock on the Nasdaq National Market on June 4, 1999. The actual value of the stock may be materially different at the time the merger is completed.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   FOR THE FISCAL YEAR ENDED JANUARY 27, 1999


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                          PRO FORMA                      PRO FORMA
                                   HISTORICAL
                           --------------------------                   PRO FORMA(2)
                            DIEDRICH        COFFEE       ADJUSTMENTS       COFFEE       ADJUSTMENTS
                             COFFEE         PEOPLE        TO COFFEE        PEOPLE           FOR
                           -----------   ------------      PEOPLE       ------------    ACQUISITION    PRO FORMA
                           FISCAL YEAR     52 WEEKS      HISTORICAL       52 WEEKS       OF COFFEE      COMBINED
                              ENDED         ENDED        FOR MERGER         ENDED        PEOPLE BY    ADJUSTED FOR
                           JANUARY 27,   DECEMBER 12,    WITH GLORIA    DECEMBER 12,     DIEDRICH         THE
                              1999           1998         JEAN'S(1)         1998          COFFEE      ACQUISITION
                           -----------   ------------   -------------   ------------    -----------   ------------
Total revenues...........    $24,215       $44,341         $8,755          $53,096        $   --        $77,311
                             -------       -------         ------          -------        ------        -------
Cost of sales and related
  occupancy costs........     10,955        26,415          4,408           30,823            --         41,778
Store operating
  expenses...............      8,936        11,275          2,972           14,247            --         23,183
Other operating
  expenses...............        634                                            --            --            634
Depreciation.............      1,885         1,300            499            1,799            --          3,684
Amortization.............         56           587            156              743          (252)(3)        547
General and
  administrative
  expenses...............      4,014         4,760            955            5,715            --          9,729
Acquisition and
  integration expenses...         --         1,236             --            1,236            --          1,236
                             -------       -------         ------          -------        ------        -------
    Total costs and
      expenses...........     26,480        45,573          8,990           54,563          (252)        80,791
                             -------       -------         ------          -------        ------        -------
Operating income
  (loss).................     (2,265)       (1,232)          (235)          (1,467)          252         (3,480)
Interest (expense) and
  other income...........       (293)          (39)          (156)            (195)         (242)(4)       (730)
                             -------       -------         ------          -------        ------        -------
Income (loss) from
  continuing
  operations.............     (2,558)       (1,271)          (391)          (1,662)           10         (4,210)
Income tax provision
  (benefit)..............          4          (450)            --             (450)           --           (446)
                             -------       -------         ------          -------        ------        -------
Net income (loss)........    $(2,562)      $  (821)        $ (391)         $(1,212)       $   10        $(3,764)
                             =======       =======         ======          =======        ======        =======
Basic and diluted loss
  per common share.......    $ (0.43)                                                                   $ (0.31)
                             =======                                                                    =======
Weighted average number
  of common shares
  outstanding............      5,934                                                                     12,034
                             =======                                                                    =======


-------------------------

(1) These pro forma adjustments represent the results of operations from December 13, 1997 through May 19, 1998 for Coffee People (Oregon) and Coffee Plantation which were merged with Gloria Jean's on May 19, 1998.


(2) The pro forma information is as if the merger between Coffee People and Gloria Jean's had been completed on December 13, 1997.

(3) Represents the reduction in amortization of goodwill based on preliminary estimated fair values of the assets acquired and liabilities assumed. The final allocation will be based upon appraisals and other studies that will be completed subsequent to the acquisition and management's final evaluation of such assets and liabilities. The final allocation of the purchase cost and the resulting effect on net income may differ significantly from the pro forma amounts indicated herein.

        Amortization expense is summarized below:


Costs in excess of net assets of business
  acquired, net...................................  $19,625
Amortization period in years......................       40
                                                    -------
                                                        491
Less amortization recorded by Coffee People.......     (743)
                                                    -------
                                                    $  (252)
                                                    =======

(4) Interest expense based on the pro forma capitalization of Diedrich Coffee is summarized in the table below:


                                                         YEAR ENDED
                                                      JANUARY 27, 1999
                                                      ----------------
New term loan *.....................................       $ 960
Existing debt +.....................................        (718)
                                                           -----
  Pro forma interest expense adjustment.............       $ 242
                                                           =====


-------------------------

* Represents interest on new debt of $12,000 to be entered into concurrently with the completion of the proposed equity offering by Diedrich Coffee. Assumes an interest rate of 8.00%.



+ Represents interest paid on existing debt that will be retired as result of the merger. Based on a blended interest rate of 9.2%.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                  FOR THE FISCAL QUARTER ENDED APRIL 28, 1999


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                 HISTORICAL
                                            ---------------------    PRO FORMA
                                            DIEDRICH     COFFEE     ADJUSTMENTS
                                             COFFEE      PEOPLE         FOR
                                            ---------   ---------   ACQUISITION     PRO FORMA
                                             QUARTER    12 WEEKS     OF COFFEE      COMBINED
                                              ENDED       ENDED      PEOPLE BY    ADJUSTED FOR
                                            APRIL 28,   MARCH 6,     DIEDRICH          THE
                                              1999        1999        COFFEE       ACQUISITION
                                            ---------   ---------   -----------   -------------
Total revenues............................   $6,098      $12,739      $   --         $18,837
                                             ------      -------      ------         -------
Cost of sales and related occupancy
  costs...................................    2,758        5,560          --           8,318
Store operating expenses..................    2,288        5,007          --           7,295
Other operating expenses..................      158           --          --             158
Depreciation..............................      507          238          --             745
Amortization..............................       --          107          12(1)          119
General and administrative expenses.......      857          842          --           1,699
Acquisition and integration expenses......       --          151          --             151
                                             ------      -------      ------         -------
     Total costs and expenses.............    6,568       11,905          12          18,485
                                             ------      -------      ------         -------
Operating income (loss)...................     (470)         834         (12)            352
Interest (expense) and other income.......      (95)        (107)        (75)(2)        (277)
                                             ------      -------      ------         -------
Income (loss) from continuing
  operations..............................     (565)         727         (87)             75
Income tax provision (benefit)............        3          319          --             322
                                             ------      -------      ------         -------
Net income (loss).........................   $ (568)     $   408      $  (87)        $  (247)
                                             ======      =======      ======         =======
Basic and diluted loss per common share...   $(0.09)                                 $ (0.02)
                                             ======                                  =======
Weighted average number of common shares
  outstanding.............................    6,173                                   12,273
                                             ======                                  =======


-------------------------

(1) Represents the reduction in amortization of goodwill based on preliminary estimated fair values of the assets acquired and liabilities assumed. The final allocation will be based upon appraisals and other studies that will be completed subsequent to the acquisition and management's final evaluation of such assets and liabilities. The final allocation of the purchase cost and the resulting effect on net income may differ significantly from the pro forma amounts indicated herein.


        Amortization expense is summarized below:


Costs in excess of net assets of business
  acquired, net...................................  $19,033
Amortization period in years......................       40
                                                    -------
                                                        119
Less amortization recorded by Coffee People.......     (107)
                                                    -------
                                                    $    12
                                                    =======



(2) Interest expense based on the pro forma capitalization of Diedrich Coffee is summarized in the table below:



                                                        QUARTER ENDED
                                                        APRIL 28, 1999
                                                        --------------
Term loan *...........................................      $ 240
Existing debt +.......................................       (165)
                                                            -----
  Pro Forma interest expense adjustment...............      $  75
                                                            =====


        ---------------------------------

          * Represents interest on new debt of $12,000 to be entered into concurrently with the completion of the planned offering by Diedrich Coffee. Assumes an interest rate of 8.00%.



          + Represents interest paid on existing debt that will be retired as result of the merger. Based on a blended interest rate of 9.2%.

                    DIEDRICH COFFEE SELECTED FINANCIAL DATA
     The following historical financial information may not be indicative of our future financial results of operations and should be read in conjunction with "Diedrich Coffee Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes.


                                                                                                QUARTER       QUARTER
                        YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED       ENDED         ENDED
                        JANUARY 31,   JANUARY 31,   JANUARY 29,   JANUARY 28,   JANUARY 27,    APRIL 29,     APRIL 28,
                           1995          1996          1997          1998          1999          1998          1999
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                                              (UNAUDITED)   (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  Retail..............    $6,673        $8,879        $18,118       $20,760       $21,248       $ 5,285       $ 5,190
  Wholesale and
    other.............       918         1,365          1,694         2,222         2,767           638           858
  Franchise revenue...        --            --             --            --           200            --            50
                          ------        ------        -------       -------       -------       -------       -------
        Total
          revenues....     7,591        10,244         19,812        22,982        24,215         5,923         6,098
                          ------        ------        -------       -------       -------       -------       -------
Cost and expenses:
  Cost of sales and
    related occupancy
    costs.............     3,164         4,409          9,263        11,458        10,955         2,682         2,758
  Store operating
    expenses..........     2,584         3,520          8,280        10,448         8,936         2,284         2,288
  Other operating
    expenses..........       282           277            240           290           634           149           158
  Depreciation and
    amortization......       255           354          1,054         1,785         1,941           482           507
  Provision for asset
    impairment and
    restructuring
    costs.............        --            --             --         3,902            --            --            --
  General and
    administrative
    expenses..........       851         1,335          2,003         4,006         4,014           975           857
                          ------        ------        -------       -------       -------       -------       -------
        Total.........     7,136         9,895         20,840        31,889        26,480         6,572         6,568
                          ------        ------        -------       -------       -------       -------       -------
Operating income
  (loss)..............       455           349         (1,028)       (8,907)       (2,265)         (649)         (470)
Interest expense......       (78)          (34)          (190)         (182)         (385)          (97)          (96)
Interest and other
  (expense) income....                                    104           (23)           92             1             1
                          ------        ------        -------       -------       -------       -------       -------
Income (loss) before
  income taxes........       377           315         (1,114)       (9,112)       (2,558)         (745)         (565)
Income tax provision
  (benefit)...........        53           129           (128)            1             4             1             3
                          ------        ------        -------       -------       -------       -------       -------
Net income (loss).....    $  324        $  186        $  (986)      $(9,113)      $(2,562)      $  (746)      $  (568)
                          ======        ======        =======       =======       =======       =======       =======
Net income (loss) per
  share -- basic and
  diluted(1)..........                                $  (.22)      $ (1.69)      $  (.43)      $ (0.13)      $ (0.09)
                                                      =======       =======       =======       =======       =======
Pro forma net income
  per share(2)........                  $  .06
                                        ======
BALANCE SHEET DATA:
Working capital
  (deficiency)........    $ (418)       $  (53)       $ 1,949       $  (959)      $  (655)      $   192       $(1,036)
Total assets..........     2,503         5,316         17,471        13,948        12,736        13,721        12,628
Long-term debt and
  long-term
  obligations under
  capital leases......       471           829             --         2,817         2,783         2,849         2,759
Total stockholders'
  equity..............       973         3,304         14,898         6,835         6,027         7,365         5,460


-------------------------
(1) Net income (loss) per share for periods before the year ended January 31, 1996 is not presented due to the noncomparable capital structure. Net loss per share for fiscal 1999, 1998 and 1997 is presented as basic earnings per share under the provisions of SFAS 128.

(2) Pro forma net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the respective period, assuming the conversion of the series A and series B preferred stock into common stock as of the date of issuance. Dividends on the series A and series B preferred stock have been excluded from the computation since the preferred stock has been assumed to have been converted to common stock.

            DIEDRICH COFFEE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     Effective February 1, 1996, Diedrich Coffee changed its fiscal year end from January 31 to a fiscal year ending on the Wednesday nearest January 31. In connection with the change in fiscal year end, we began reporting quarterly results in thirteen-week periods. Before the change in fiscal year end, our quarterly periods included twelve weeks, except for the fourth quarter, which had approximately sixteen weeks. References to fiscal 1999 refer to the fiscal year ended January 27, 1999, references to fiscal 1998 refer to the fiscal year ended January 28, 1998 and references to fiscal 1997 refer to the fiscal year ended January 29, 1997. Following the merger, Diedrich Coffee intends to change its fiscal year to the 52 or 53 week period ending on the Wednesday closest to June 30 of each year.



     The first retail store operating under the name of Diedrich Coffee commenced operations in 1972. At the conclusion of fiscal 1999, we operated a total of 36 coffeehouses and seven coffee carts located in California, Colorado and Texas. We sell high quality coffee beverages made with our own freshly roasted coffee. In addition to brewed coffee, we offer a broad range of espresso based beverages such as cappuccino, cafe latte, cafe mocha and espresso machiato. To complement beverage sales, we sell light food items and whole bean coffee through our coffeehouses. In addition, we have a strong wholesale division that markets our products directly to independent and chain food service establishments, as well as to businesses for office coffee systems through brokers and sales representatives.



     We grew rapidly in fiscal 1997 and experienced difficulties managing that growth in fiscal 1998. In March 1997, we announced the resignation of Steven Lupinacci, President and Chief Executive Officer. We took a restructuring charge of $3.9 million for closing 12 coffeehouses in fiscal 1997. In addition to closing 11 of these 12 coffeehouses, we opened new coffeehouses in Houston, Texas as well as Irvine and Santa Monica, California. We also entered into an agreement to place coffee carts at premium office locations in Orange County, California; seven carts were operating under this agreement at fiscal year-end 1999.


     Mr. Lawrence Goelman became Chairman of the Board and Interim Chief Executive Officer on March 12, 1997. Kerry Coin was appointed President and Chief Operating Officer on April 25, 1997. Under the board's direction, management developed and executed a turnaround plan intended to return Diedrich Coffee to operating profitability. Underperforming stores were closed, leases assigned, terminated or sublet and new channels of distribution were developed. Experienced professional managers were recruited. The wholesale division was given aggressive growth targets and the resources needed to meet them. New management and training systems were developed and implemented. In the third quarter of fiscal 1998, we raised $3 million of working capital through the private placement of secured debt. On November 17, 1997, the board appointed Mr. John E. Martin as Chairman of the Board and Mr. Timothy J. Ryan as President and Chief Executive Officer.


     Despite the efforts of the interim management team led by Messrs. Goelman and Coin, Diedrich Coffee did not meet its stated goal of cash-flow positive operating results by the end of the last quarter of fiscal 1998. The reasons for the shortfall were several: the increased one-time general and administrative costs associated with the addition of the new executive management team headed by John Martin and Tim Ryan, inadequate and unsuccessful marketing programs, delays in the installation of coffee carts in Orange County and inadequate management of certain labor costs.


     Messrs. Martin and Ryan determined that, while the turnaround plan implemented by the interim management team had stabilized Diedrich Coffee operationally, it was not likely to result in profitable growth in the near future. Accordingly, they initiated a business planning process that resulted in a strategic five-year plan directed toward growth through franchise area development agreements combined with focused company unit growth and centralization of production facilities. This plan also built on the interim management strategy of developing new wholesale business channels. New management also reviewed the existing asset base and determined that one coffeehouse designated for closure would remain open and two additional coffeehouses and the Denver warehouse would be closed. Charges for these closures as well as provisions for other contingencies resulted in additional operating expenses of approximately $1.7 million in the fourth quarter of fiscal 1998.


     According to our strategic plan, the roasting facility in Denver, Colorado was closed in the first quarter of fiscal 1999 and roasting was consolidated in Southern California. We also closed an under-performing store in San Diego, California and one in Denver, Colorado. We opened four coffee carts at premium office locations in fiscal 1999 for a total of seven. We are in discussions with commercial property managers regarding additional coffee cart and kiosk locations. However, no assurances can be given as to when or how many more coffee carts may be installed. We also recruited several senior level executives during fiscal 1999 as part of our strategic growth plan in the areas of finance, marketing and franchise development.



     Management undertook several steps to ensure that the base business was operating well before initiating the franchising sales program. It upgraded the quality of the store management teams and then undertook a program to retrain every Diedrich coffeehouse employee. This program was completed during fiscal 1999. The team also developed, tested and introduced several new product programs, including:



     - Martin Diedrich Signature Coffee Selections featuring coffee beans that were only available in the United States at Diedrich coffeehouses;


     - a line of five new Icy Blended drinks to address seasonal softness in the warmer months;

     - Chai Tea and new mocha products, including white chocolate mocha, were added to the menu; and


     - a new line of holiday merchandise was introduced in November 1998.



     On March 16, 1999, we signed a merger agreement with Coffee People that contemplates a merger in which Coffee People will become a wholly-owned subsidiary of our company. The merger is subject to a number of conditions, including securing financing, obtaining the approval of the Diedrich Coffee and Coffee People stockholders and completion of the merger by July 15, 1999.


FRANCHISE AREA DEVELOPMENT AGREEMENTS


     Management's franchise area development goal is to enter into franchise area development agreements covering most major U.S. markets. On September 16, 1998, we announced our first franchise area development agreement, which calls for the development of 44 coffeehouses in the state of North Carolina over a five year period. In connection with the signing of this agreement, we recorded and collected area development fee income of $100,000. On November 16, 1998, we announced our second franchise area development agreement, which provides for the development of 50 coffeehouses in San Diego, Palm Springs and Temecula, California over the next five years. This franchise area development agreement also includes a one-year option to begin development of 45 coffeehouses in Arizona. In connection with the signing of this agreement, we recorded area development fee income of $100,000 as well as a note receivable for $100,000. On May 17, 1999, we announced our third franchise area development agreement, which provides for the development of 50 coffeehouses in the northern portion of Florida. On May 26, 1999, we announced our fourth franchise area development agreement, which calls for the development of 80 coffeehouses in the Los Angeles, California market. This agreement also gives the franchisee an option to develop up to 103 additional stores in the San Francisco Bay Area. In connection with the signing of this agreement, we will record an area development fee of $32,000 in fiscal 2000. On June 1, 1999, we announced our fifth franchise area development agreement, which provides for the development of 50 coffeehouses in the states of Kentucky and Tennessee. In connection with the signing of this agreement, we will record an area development fee of $20,000 in fiscal 2000.



     Management is currently in various stages of discussion and negotiations with several additional potential area developers. It has recently added two franchise sales organizations to assist in the sales program. These sales organizations are compensated through success-fees based on the execution of area development agreements. Positive sales may not result from these activities.


WHOLESALE


     In fiscal 1998, we also took significant steps to build our wholesale sales organization and to grow this business channel. A new director of the wholesale division, with substantial experience in the coffee business, was hired and the sales staff was expanded. These efforts proved successful in fiscal 1998, when wholesale sales grew to $2,222,000, an increase of 31.1% from the prior year. The new management team focused on continued sales growth in the wholesale sales division in fiscal 1999 and delivered improved results: $2,767,000 in total sales, an increase of 24.5% from fiscal 1998. In fiscal 1999, the wholesale division placed its emphasis on upgrading coffee consumed at chain restaurants. As a result, we added a number of well-known restaurant groups as wholesale customers such as Ruth's Chris Steakhouses (California/Arizona locations), El Torito, Claim Jumper and Islands Restaurants.


RESULTS OF OPERATIONS


     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in Diedrich Coffee's statements of income for the years indicated:



                                         YEAR          YEAR          YEAR        QUARTER     QUARTER
                                         ENDED         ENDED         ENDED        ENDED       ENDED
                                      JANUARY 29,   JANUARY 28,   JANUARY 27,   APRIL 29    APRIL 28,
                                         1997          1998          1999         1998        1999
                                      -----------   -----------   -----------   ---------   ---------
Revenues:
  Retail............................      91.4%         90.3%         87.8%        89.2%       85.1%
  Wholesale and other...............       8.6           9.7          11.4         10.8        14.1
  Franchise revenues................        --            --           0.8           --         0.8
                                         -----         -----         -----        -----       -----
          Total revenues............     100.0%        100.0%        100.0%       100.0%      100.0%
                                         -----         -----         -----        -----       -----
Cost and Expenses:
  Cost of sales and related
     occupancy costs................      46.8%         49.9%         45.2%        45.3%       45.2%
  Store operating expenses(1).......      45.7          50.3          41.7         43.2        43.7
  Other operating expenses(2).......      14.2          13.0          22.9         23.3        18.4
  Depreciation and amortization.....       5.3           7.8           8.0          8.1         8.3
  Asset impairment and restructuring
     costs..........................        --          17.0            --           --          --
  General and administrative
     expenses.......................      10.1          17.4          16.6         16.5        14.1
Operating income (loss).............      (5.2)        (38.8)         (9.4)       (11.0)       (7.7)
Interest expense....................      (1.0)         (0.8)         (1.6)        (1.6)       (1.6)
Interest and other income
  (expense).........................       0.5          (0.1)          0.4           --          --
                                         -----         -----         -----        -----       -----
Loss before income taxes............      (5.6)        (39.6)        (10.6)       (12.6)       (9.3)
                                         -----         -----         -----        -----       -----
Income tax provision (benefit)......      (0.6)           --            --           --          --
                                         -----         -----         -----        -----       -----
Net income (loss)...................      (5.0)%       (39.7)%       (10.6)%      (12.6)%      (9.3)%
                                         =====         =====         =====        =====       =====


---------------

(1) As a percentage of revenues from retail and franchise operations.



(2) As a percentage of revenues from wholesale operations.

     Thirteen Weeks Ended April 28, 1999 Compared with the Thirteen Weeks Ended April 29, 1998



     Total Revenues. Total revenues for the thirteen weeks ended April 28, 1999 increased 3.0% to $6,098,000 from $5,923,000 for the thirteen weeks ended April 29, 1998 principally due to an increase in comparable store sales. During this most recent quarter, we derived 85.1% of total revenues from our retail coffeehouse operations. Wholesale and other revenue accounted for 14.1% of total revenues and franchise revenues accounted for 0.8% of total revenues. Retail revenues for the thirteen weeks ended April 28, 1999 decreased 1.8% to $5,190,000 from $5,285,000 in the thirteen weeks April 29, 1998. This decrease was a result of 3 fewer company-operated coffeehouses during the most recent quarter. Two of these retail locations were franchised during the quarter ended April 28, 1999 and one was closed. As of April 28, 1999, we operated 33 coffeehouses and 7 carts; whereas on April 29, 1998, we operated 36 coffeehouses and 7 carts. The percentage increase in comparable store sales was 3.2% during the first quarter of fiscal 2000. This increase was principally a result of improved targeted marketing programs.



     Wholesale and other revenues increased 34.5% to $858,000 for the thirteen weeks ended April 28, 1999 from $638,000 for the thirteen weeks ended April 29, 1998. The increase reflects increasing demand for our wholesale coffee products and increased sales efforts. Although we anticipate continued improvement in wholesale sales, this will depend upon successful marketing of products produced using the new packaging equipment that we acquired and installed during the latter part of fiscal 1999. Strong increases in wholesale revenues may not continue.



     Franchise revenue was $50,000 for the thirteen weeks ended April 28, 1999. Franchise revenue consists of initial franchise fees and royalties received on sales made at each franchise location. Since we first recorded franchise revenue in the third quarter of fiscal 1999, there was no franchise revenue for the thirteen weeks ended April 29, 1998. As of April 28, 1999, we had two franchised coffeehouses.



     Cost of Sales and Related Occupancy Costs. Cost of roasted coffee, dairy, food, paper and bar supplies, accessories and clothing (cost of sales) and rent (related occupancy costs) for the thirteen weeks ended April 28, 1999 increased to $2,758,000 from $2,683,000 for the thirteen weeks ended April 29, 1998. As a percentage of total revenue, cost of sales and related occupancy costs decreased slightly to 45.2% in the first quarter of fiscal 2000 from 45.3% for the first quarter of fiscal 1999. Better average unit volume efficiencies resulting from lower green coffee prices and the addition of franchise revenues offset an increase in labor costs resulting from new training programs implemented at the store level.



     Store Operating Expenses. Store operating expenses increased to $2,288,000 for the thirteen weeks ended April 28, 1999 from $2,284,000 for the thirteen weeks ended April 29, 1998. As a percentage of retail and franchise revenues, store operating expenses increased to 43.7% in the first quarter of fiscal 2000 from 43.2% in the first quarter of fiscal 1999. These increases were due to additional personnel and expenses related to our increased franchising activities.



     Other Operating Expenses. Other operating expenses, those associated with wholesale and other revenues, increased to $158,000 for the first quarter of fiscal 2000 from $149,000 in the first quarter of fiscal 1999. These expenses, as a percentage of revenues from the wholesale division, decreased to 18.4% from 23.3%. The decrease as a percentage of revenues from the wholesale division reflects the increase in wholesale revenues, as a result of the emphasis placed on adding new chain restaurant accounts.



     Depreciation and Amortization. Depreciation and amortization increased to $507,000 for the thirteen weeks ended April 28, 1999 from $482,000 for the thirteen weeks ended April 29, 1998. As a percentage of total revenue, depreciation and amortization increased to 8.3% in comparison to 8.1% for the prior quarter.

     General and Administrative Expenses. General and administrative expenses decreased to $857,000 for the first quarter of fiscal 2000 from $975,000 for the first quarter of fiscal 1999. As a percentage of total revenue, general and administrative expenses decreased to 14.1% from 16.5%. This decrease was primarily a result of the elimination of management personnel that were not essential to our current growth strategy.



     Interest Expense. Interest expense decreased to $96,000 for the thirteen weeks ended April 28, 1999 from $97,000 for the thirteen weeks ended April 29, 1998. This slight decrease is a result of a lower prime rate in 1999 from 1998.


     Fiscal Year Ended January 27, 1999 Compared to Fiscal Year Ended January 28, 1998


     Total Revenues. Total revenues for fiscal 1999 increased 5.4% to $24,215,000 from $22,982,000 for fiscal 1998. Of the total revenues for fiscal 1999, 87.8% were derived from retail sales, 11.4% from wholesale and other revenues and 0.8% from franchise revenues. Retail sales for fiscal 1999 increased 2.4% to $21,248,000 from $20,760,000 for fiscal 1998 as a result of increased customer traffic in our stores, despite closing 2 stores in fiscal 1999. The percentage increase in comparable store sales for stores open during the full year in fiscal 1999 was 1.5%. Wholesale and other revenues for the year ended January 27, 1999 increased 24.5% to $2,767,000 from $2,222,000 for the year ended January 28, 1998 primarily as a result of increased sales to chain restaurant accounts. In addition, we recognized franchise revenues of $200,000 in fiscal 1999 as a result of signing our first two area development agreements.



     Cost of Sales and Related Occupancy Costs. Cost of sales and related occupancy costs for fiscal 1999 decreased to $10,955,000 from $11,458,000 for fiscal 1998. As a percentage of total revenues, cost of sales and related occupancy costs decreased to 45.2% for fiscal 1999 from 49.9% for fiscal 1998. This decrease resulted from average unit volume efficiencies associated with the closure of low volume locations, lower green coffee prices and other efficiencies gained at the coffeehouse level. Interactive training programs were developed during fiscal 1999 covering guest satisfaction and product training. These programs assisted management in scrutinizing and reducing the cost of sales. This reduction more than offset the impact of increased occupancy costs and an increase in the percentage of total revenues contributed by wholesale sales.



     Store Operating Expenses. For fiscal 1999, store operating expenses, as a percentage of retail and franchise revenues, decreased to 41.7% from 50.3% for fiscal 1998. In fiscal 1998, the company recorded a one-time charge of $1,700,000 associated with the closure of two coffeehouses and the Denver warehouse, which accounted for 8.2% of retail and franchise revenues.



     Other Operating Expenses. For fiscal 1999, other operating expenses, as a percentage of wholesale and other revenues, increased to 22.9% from 13.0% for fiscal 1998. This increase reflects the costs of additional management and sales staff recruited to further develop the sales of the wholesale division through an emphasis on upgrading the coffee consumed at chain restaurants. In general, as chain accounts are based on negotiated pricing structures, future margins for wholesale sales may not be quite as favorable as they have been in the past.



     Depreciation and Amortization. Depreciation and amortization increased to $1,941,000 for fiscal 1999 from $1,785,000 for fiscal 1998, principally due to the write-off of $55,000 associated with the remodel of one of the coffeehouses to demonstrate the new Diedrich Coffee prototype. As a percentage of total revenue, depreciation and amortization increased to 8.0% from 7.8% during the prior year.



     General and Administrative Expenses. General and administrative expenses increased slightly to $4,014,000 in fiscal 1999 from $4,006,000 in fiscal 1998. As a percentage of total revenues, this represents a slight decrease to 16.6% in fiscal 1999 from 17.4% for fiscal 1998. This slight decrease is due to the increase in total revenues. General and administrative expenses have remained at a relatively high percentage of total revenues due to management's commitment to establish the infrastructure necessary to grow the company.



     Interest Expense. Interest expense increased to $385,000 for fiscal 1999 from $182,000 for fiscal 1998. The increase reflects a full year of interest on the $2,500,000 in long-term debt borrowed in September and October of 1997 and $553,000 in assets under capital leases.



     Income Taxes. Net operating losses generated in fiscal 1999, fiscal 1998, fiscal 1997, fiscal 1994 and prior were carried back or forward, as the case may be, and utilized to offset the allowable portion of income tax in fiscal 1996. As of January 27, 1999, a net operating loss for federal income tax purposes of $10,655,000 was available to be utilized against future taxable income for years through fiscal 2013, subject to a possible annual limitation due to the change in ownership rules under the Internal Revenue Code.


     Fiscal Year Ended January 28, 1998 Compared to Fiscal Year Ended January 29, 1997


     Total Revenues. Total revenues for fiscal 1998 increased 16.0% to $22,982,000 from $19,812,000 for fiscal 1997 primarily due to the increase in retail revenues. Of total revenues for fiscal 1998, 90.3% were derived from retail sales and 9.7% from wholesale and other sales. Retail revenues for fiscal 1998 increased 14.6% to $20,760,000 from $18,118,000 for fiscal 1997 due to a price increase in the second quarter and a nominal increase in comparable store sales. The percentage increase in comparable store sales comparing net sales for stores open during the full year in fiscal 1998 to net sales for the same stores in fiscal 1997 was 0.1%. Wholesale and other revenues for fiscal 1998 increased 31.1% to $2,222,000 from $1,694,000 for fiscal 1997. This increase was principally due to increased focus on wholesale sales by management.



     Cost of Sales and Related Occupancy Costs. Cost of sales and related occupancy costs for fiscal 1998 increased to $11,458,000 from $9,263,000 for fiscal 1997. As a percentage of total revenues, cost of sales and related occupancy costs increased to 49.9% for fiscal 1998 from 46.8% for fiscal 1997. This increase was primarily the result of increased costs related to higher green coffee prices, increased retail discounting, an increased percentage of wholesale sales as a percentage of total revenues, as well as scheduled rent increases.



     Store Operating Expenses. For fiscal 1998, store operating expenses, as a percentage of retail revenues, increased to 50.3% from 45.7% for fiscal 1997. The year-end one-time charge of $1,700,000, associated with the closure of two coffeehouses and the Denver warehouse, accounted for 8.2% of retail revenues and more than offset decreases achieved during the year primarily as a result of improved labor scheduling methods.



     Other Operating Expenses. For fiscal 1998, other operating expenses increased to $290,000 from $240,000 in fiscal 1997. This increase is the result of adding management and sales staff to further the growth in wholesale sales. However, other operating expenses, as a percentage of wholesale and other sales, decreased to 13.0% from 14.2% for fiscal 1997 due to the increase in sales for the wholesale division.



     Depreciation and Amortization. Depreciation and amortization increased to $1,785,000 for fiscal 1998 from $1,054,000 for fiscal 1997, principally due to the addition of depreciable assets related to new coffeehouses added during fiscal 1997 and the conversion costs of the acquired locations being depreciated for the full year. As a percentage of total revenue, depreciation and amortization increased to 7.8% from 5.3% during the prior year.



     Provision for Store Closings and Restructuring Costs. On March 12, 1997, we announced that we were reviewing the performance of all coffeehouses to determine which units were not meeting management's long-term operational expectations. Subsequently, on April 29, 1997, we recorded an impairment provision and a restructuring charge of approximately $4.6 million in connection with the closure of 12 coffeehouses and other related expenses. Eleven of the original 12 coffeehouses identified for closure were closed in fiscal 1998 with leases terminated in most cases. In January 1998, the new management reviewed the progress of all retail operations and determined that one coffeehouse originally designated for closure would remain open. At year end, most of the lease terminations provided for in the restructuring had been completed at a lower cost than originally anticipated. As a result of these two factors, management determined that the remaining restructuring reserve could be reduced by $648,000.


     General and Administrative Expenses. General and administrative expenses increased to $4,006,000 in fiscal 1998 from $2,003,000 in fiscal 1997. As a percentage of total revenues, this represented an increase to 17.4% in fiscal 1998 from 10.1% for fiscal 1997, due to the addition of senior executive personnel and other resources required to manage the business more effectively, restructure the company and position it for future growth.



     Interest Expense. Interest expense decreased to $182,000 for fiscal 1998 from $190,000 for fiscal 1997.



     Income taxes. Net operating losses generated in fiscal 1998, fiscal 1997, fiscal 1994 and prior were carried back or forward, as the case may be, and utilized to offset the allowable portion of income tax in fiscal 1996. As of January 28, 1998, a net operating loss for federal income tax purposes of $8,007,000 was available to be utilized against future taxable income for years through fiscal 2013, subject to a possible annual limitation due to the change in ownership rules under the Internal Revenue Code.


LIQUIDITY AND CAPITAL RESOURCES


     We have funded our capital requirements in recent years principally through private placements of our common stock and long-term debt. We had a working capital deficit, as of April 28, 1999, of $1,036,000 compared to a working capital deficit of $655,000 as of January 27, 1999. Cash used in operating activities totaled $1,134,000 for the thirteen weeks ended April 28, 1999 as compared to $375,000 for the thirteen weeks ended April 29, 1998 and $351,000 for fiscal 1999 as compared to $2,489,000 for fiscal 1998.



     Net cash used in investing activities for the thirteen weeks ended April 28, 1999 and fiscal 1999 totaled $257,000 and $1,523,000, respectively, which consisted principally of capital expenditures for property and equipment. Net cash provided by financing activities for the thirteen weeks ended April 28, 1999 totaled $976,000, which consisted of proceeds from long-term debt. Net cash provided by financing activities for fiscal 1999 totaled $1,667,000. This consisted of the net proceeds from the issuance of common stock and stock options exercised.



     On March 30, 1998, we agreed to a private placement of 200,000 shares of our common stock to Franchise Mortgage Acceptance Company, or FMAC, at a price of $6.375 (the stock's closing sale price for that day on the Nasdaq National Market). In addition, FMAC also received an option to purchase 100,000 additional shares of our common stock. This option may be exercised in increments of 25,000 shares or more and expires on April 3, 2000. The exercise prices of this option are as follows: 50,000 shares are exercisable at $10.00 per share and 50,000 shares are exercisable at $12.50 per share. We completed this transaction on April 3, 1998.



     We announced on April 14, 1998 that we were in the process of obtaining a financing from FMAC to meet expected capital requirements. After extensive discussions, we determined that the structure required by FMAC was not in our best interest. In anticipation of this possible outcome, we engaged an investment banker in November 1998 to seek alternative sources of capital.



     As of April 28, 1999, we had $2,500,000 of long-term debt that consisted of three term loans with three separate investors on substantially similar terms. Each of the loans bears interest at the prime rate plus 3 1/2% with interest only payable monthly. The principal is due in one lump sum at maturity. The loans mature at different times in September and October of 2002 and are secured by all of our assets.


     On April 6, 1999, Diedrich Coffee entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of Diedrich Coffee. All outstanding principal and interest is due and payable on April 6, 2000. The loan is secured by our assets with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, we issued warrants to Mr. Youness to purchase 70,000 shares of our common stock at a price of $5.625 per share.


     On April 9, 1999, we received a statement of proposed terms and conditions from BankBoston, N.A. to establish new credit facilities for Diedrich Coffee after the completion of the acquisition of Coffee People. The new credit facilities are conditioned upon the completion of the acquisition of Coffee People, the completion of a public equity offering with gross proceeds of at least $18.0 million and other usual and customary conditions for credit facilities. The credit facilities will be secured by all of our assets. These credit facilities would be established concurrently with the completion of the public equity offering and would consist of a term loan and a revolving credit facility. The term loan would be in the principal amount of $12 million fully amortized over five years. The term loan would bear interest at the rate of approximately 8% per annum. The revolving credit facility would provide for a maximum borrowing of $3 million. The revolving credit facility would bear interest at the rate of BankBoston's base rate plus 1.25% or Libor plus 3.00% and would terminate in five years unless extended by the mutual agreement of us and BankBoston. If advances under the revolving credit facility are to be used to finance additional company-owned retail locations, at least 90% of existing company-owned retail locations must then have positive cash flow. We intend to use the proceeds from these new credit facilities to repay our existing indebtedness, finance additional company-owned retail locations and for general corporate purposes.



     We believe that cash from operations, the credit facilities described above and the net proceeds from the public equity offering will be sufficient to finance the cash payment to Coffee People stockholders, to pay related fees and expenses and to satisfy our working capital needs at the anticipated operating levels for the next twelve months.



SEASONALITY AND QUARTERLY RESULTS



     Our business is subject to seasonal fluctuations as well as economic trends that affect retailers in general. Historically, our net sales have not been realized proportionately in each quarter, with net sales being the highest during the last fiscal quarter which includes the December holiday season. Hot weather tends to reduce sales. Quarterly results are affected by the timing of the opening of new stores, which may not occur as anticipated due to events outside our control. As a result of these factors, and of the other contingencies and risk factors described elsewhere in this report, the financial results for any individual quarter may not be indicative of the results that may be achieved in a full fiscal year.


EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS


     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We have no instruments or transactions subject to this statement.

YEAR 2000


     We are currently working to resolve the potential impact of the year 2000 on the processing of data-sensitive information by our computerized information systems. The year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. We are investigating the impact of the year 2000 problem on our business, including our operational, information and financial systems. Based on the preliminary review of our existing businesses, we do not expect the year 2000 problem, including the cost of making our computerized information systems year 2000 compliant, to have a material adverse impact on our financial position or results of operations in future periods. However, our inability to resolve all potential year 2000 problems in a timely manner could have a material adverse impact on Diedrich Coffee. We have also initiated communications with significant suppliers and key business partners on which we rely in an effort to determine the extent to which our business is vulnerable to the failure by these third parties to remediate their year 2000 problems. Although we have not been informed of any material risks associated with the year 2000 problem on these entities, there can be no assurance that the computerized information systems of these third parties will be year 2000 compliant on a timely basis. The inability of these third parties to remediate their year 2000 problems could have a material adverse impact on Diedrich Coffee.



     We will have to modify certain applications and replace some of the hardware used in the processing of financial information. In conjunction with these upgrades, which are expected to be completed by the end of September 1999, we believe we will have addressed any potential significant year 2000 issues. Total expenditures related to the upgrade of the information systems are expected to cost less than $20,000. As of April 28, 1999, we had incurred and expensed approximately $34,000 of expenditures consisting of internal staff costs, outside consulting and other expenditures related to this upgrade process. These costs are being funded through operating cash flows. To the extent possible, we will be developing and executing contingency plans designed to allow continued operation in the event of failure of our or third parties' computer information systems.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Derivative Instruments


     We did not invest in market risk sensitive instruments in fiscal 1999 or the first quarter of fiscal 2000. From time to time, we enter into agreements to purchase green coffee in the future at prices to be determined within two to twelve months of the time of actual purchase. At April 28, 1999, these commitments totaled $1,602,000. These agreements are tied to specific market prices, defined by both the origin of the coffee and the month of delivery, but we have significant flexibility in selecting the date of the market price to be used in each contract. We do not use commodity based financial instruments to hedge coffee or any other commodity, as we believe there will continue to be a high probability of maintaining a correlation between increases in green coffee prices and the final selling prices of our products.



     We have not used derivative financial instruments for any purpose, including hedging or mitigating interest rate risk.


     Market Risk


     Diedrich Coffee's market risk exposure with regard to financial instruments is to changes in the "prime rate" in the United States. We borrowed $2,500,000 at the prime rate plus 3 1/2% and $1,000,000 at the prime rate plus 3%. At April 28, 1999, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $35,000 on an annualized basis. At April 28, 1999, the prime rate was 7.75%.

                     COFFEE PEOPLE SELECTED FINANCIAL DATA

     The selected financial data should be read in conjunction with "Coffee People Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes.


                                     OWNED BY BROTHERS(1)         OWNED BY SECOND CUP
                                   -------------------------   -------------------------
                                     FISCAL       39-WEEK        39-WEEK        FISCAL       FISCAL      36 WEEKS      36 WEEKS
                                   YEAR ENDED   PERIOD ENDED   PERIOD ENDED   YEAR ENDED   YEAR ENDED      ENDED         ENDED
                                    DEC. 30,     SEPT. 29,       JUN. 29,      JUN. 28,     JUN. 27,     MARCH 7,      MARCH 6,
                                      1994          1995           1996          1997         1998         1998          1999
                                   ----------   ------------   ------------   ----------   ----------   -----------   -----------
                                                                                                        (UNAUDITED)   (UNAUDITED)
                                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Franchise revenues.............   $ 6,804       $ 3,442        $ 4,971       $ 5,869      $ 6,035       $ 4,584       $ 4,756
  Retail sales...................     8,935         4,704          6,657         7,631       11,436         6,891        22,429
  Wholesale sales................    15,054         8,595         13,329        17,079       17,580        14,020        12,944
                                    -------       -------        -------       -------      -------       -------       -------
        Total revenues...........    30,793        16,741         24,957        30,579       35,051        25,495        40,129
Expenses:
  Cost of goods sold.............    16,240         9,614         14,389        18,494       19,296        13,210        18,384
  Store and other operating
    expenses.....................     5,993         4,081          4,779         6,080        8,231         5,735        15,605
  Depreciation and
    amortization.................     1,837         1,127            978         1,152        1,811         1,109         1,152
  General and administrative
    expenses.....................     6,288         4,552          2,825         5,458        4,079         2,131         3,052
  Provision for store closures...        --            --             --           580           --            --            --
  Acquisition and integration
    expenses.....................        --            --             --            --          437            --           950
                                    -------       -------        -------       -------      -------       -------       -------
        Total expenses...........    30,358        19,374         22,971        31,764       33,854        22,185        39,143
                                    -------       -------        -------       -------      -------       -------       -------
Income (loss) from operations....       435        (2,633)         1,986        (1,185)       1,197         3,310           986
Interest and other income........        --            --            203           426          315           207            92
Interest expense.................       351           888             --            --           46            --           368
                                    -------       -------        -------       -------      -------       -------       -------
Income (loss) before income
  taxes..........................        84        (3,521)         2,189          (759)       1,466         3,517           710
Provision for income taxes.......       383            --            965             4          728         1,512           310
Income (loss) before cumulative
  effect of change in accounting
  principle......................        --            --             --          (763)          --            --            --
Cumulative effect of change in
  accounting principle...........        --            --             --          (427)          --            --            --
                                    -------       -------        -------       -------      -------       -------       -------
Net income (loss)................   $  (299)      $(3,521)       $ 1,224       $(1,190)     $   738       $ 2,005       $   400
                                    =======       =======        =======       =======      =======       =======       =======
Net income (loss) per
  share -- basic and diluted:
  Income (loss) before cumulative
    effect of change in
    accounting principle.........                                $   .16       $  (.10)     $   .09       $  0.27       $  0.04
  Cumulative effect of change in
    accounting principle, net of
    tax benefit..................                                     --          (.06)          --            --            --
                                                                 -------       -------      -------       -------       -------
  Net income (loss)..............                                $   .16       $  (.16)     $   .09       $   .27       $  0.04
                                                                 =======       =======      =======       =======       =======

BALANCE SHEET DATA:
Working capital (deficit)........   $(3,227)      $(7,741)       $ 7,777       $10,802      $ 5,277       $15,074       $ 6,285
Total assets.....................    51,636        46,043         40,219        38,923       55,695        40,746        54,288
Long-term debt obligations, less
  current portion................        84            25             --            --        3,798            --         2,727
Total stockholders' equity.......    35,419        31,898         35,487        34,297       43,502        37,840        43,919


-------------------------
(1) Due to the September 30, 1995 acquisition of Gloria Jean's Inc., formerly Edglo Enterprises, by Second Cup, the financial statements of Coffee People are not comparable to those of the prior periods.

             COFFEE PEOPLE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     As of March 6, 1999, Coffee People had 254 franchised and 26 company-operated stores operating under the Gloria Jean's brand in 38 states, one U.S. territory, and six foreign countries, 26 company-operated stores operating in Oregon under the Coffee People brand and one franchised and 13 company-operated stores operating in Arizona under the Coffee Plantation brand. Coffee People also operates a coffee roasting facility in Castroville, California.

     Gloria Jean's retail outlets generally offer a full range of gourmet coffees, hot and cold beverages, teas, and food, as well as a variety of related gifts, supplies, equipment and accessories. Coffee People (Oregon) and Coffee Plantation stores sell coffee beverages, coffee beans, cookies, pastries and coffee related merchandise.

     The merger between Coffee People and Gloria Jean's on May 19, 1998 was accounted for as a reverse merger in which Gloria Jean's was treated as the acquiror for financial reporting purposes. As a result of this accounting treatment, the historical financial statements of Gloria Jean's became the historical financial statements of the combined company. Also consistent with this accounting treatment, the fiscal year end for Coffee People was changed from December 31 to the last Saturday in June, to conform to the year-end used by Gloria Jean's.

     Because of the reverse merger accounting treatment, the financial results for the twenty-six week periods ended March 6, 1999 reflect the operations of the combined companies while the financial results for the twenty-six week periods ended March 7, 1998 reflect the operations of Gloria Jean's only. Because the merger closed on May 19, 1998, approximately six weeks before the 1998 fiscal year-end, the operating results attributable to the acquired Coffee People (Oregon) and Coffee Plantation operations have had only a limited impact on the overall operating results of the combined company for the fiscal year ended June 27, 1998. Certain costs associated with the acquisition and integration of Coffee People operations have been accounted for as acquisition and integration expenses.


     On March 16, 1999, Coffee People signed a merger agreement with Diedrich Coffee that contemplates the acquisition of Coffee People by Diedrich Coffee. The acquisition will occur through a merger in which Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. The merger's completion is subject to a number of conditions, including Coffee People and Diedrich Coffee stockholder approval.



     If these conditions are met, the merger is expected to close in the summer of 1999.


RESULTS OF OPERATIONS

     Thirty-Six Weeks Ended March 6, 1999 Compared to Thirty-Six Weeks Ended March 7, 1998


     Total Revenues. Total revenues increased 57.4% to $40,129,000 for the thirty-six week period ended March 6, 1999, from $25,495,000 for the same period in fiscal 1998. The increase in total revenues was due primarily to an increase in retail sales from company-operated stores, offset by a decrease in wholesale revenue.


     Retail sales at company-operated stores increased 225.5% to $22,429,000 for the fiscal 1999 thirty-six week period from $6,891,000 in the fiscal 1998 thirty-six week period. The increase in retail sales was due primarily to sales of $16,563,000 at the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998.

     Wholesale revenue consists primarily of sales of roasted coffee and other products and supplies to franchisees. Wholesale revenue decreased 7.7% to $12,944,000 for the thirty-six weeks ended March 6, 1999 from $14,020,000 for the same thirty-six week period in fiscal 1998. The decrease was primarily due to decreased sales to franchise stores because of lower sales volume and a shift from the sale of whole beans to drink sales.

     Franchise revenue consists primarily of initial franchise fees and royalties received by Coffee People on sales made at each franchise location. Franchise revenue increased 3.8% to $4,756,000 for the thirty-six week period ended March 6, 1999 from $4,584,000 for the same thirty-six week period in fiscal 1998. The components of this increase were an increase in franchise and other fees in the amount of $202,000, offset by a reduction of $30,000 in royalty revenue. The increase in franchise fees was primarily from a territory fee in the amount of $150,000 and a Coffee Plantation initial franchise fee in the amount of $50,000. Royalty revenues remained relatively constant at $4,050,000 in 1999 compared to $4,080,000 for the same period in 1998, due primarily to the addition of one Coffee Plantation store and eight international stores, offset by a decrease of five domestic stores.

     Costs and Expenses. Cost of goods sold increased 39.2% to $18,384,000 for the thirty-six weeks ended March 6, 1999, from $13,210,000 in the same period of fiscal 1998, due to increases associated with the increase in retail sales attributed to the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998. Cost of goods sold as a percentage of corporate store sales and wholesale revenue decreased to 52.0% in the thirty-six week period ended March 6, 1999, from 63.2% in the thirty-six week period ended March 7, 1998. The decrease was due primarily to a more favorable cost relationship associated with retail sales generated at the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998.

     Store and other operating expenses increased 172.1% to $15,605,000 in the thirty-six week period ended March 6, 1999, from $5,735,000 in the same period of fiscal 1998. The increase was due primarily to store operating expenses attributable to the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998, increased store operating expenses at Gloria Jean's company-operated stores, and increased franchise administration expenses necessary to support the planned growth in the franchise business. As a percentage of total revenues, store and other operating expenses increased to 38.9% in the fiscal 1999 thirty-six week period from 22.5% in the fiscal 1998 thirty-six week period.

     Depreciation and amortization increased 3.9% to $1,152,000 in the thirty-six week period ended March 6, 1999 from $1,109,000 in the thirty-six week period ended March 7, 1998. Depreciation and amortization increased primarily due to an increase in goodwill amortization resulting from the reverse merger with Gloria Jean's. As a percentage of total revenues, depreciation and amortization expense decreased to 2.9% for the thirty-six week period ended March 6, 1999 from 4.3% in the same thirty-six week period of fiscal 1998. The decrease in depreciation was due primarily to the suspension of depreciation at the Gloria Jean's company-operated stores, which are being held for sale to franchisees.

     General and administrative expenses increased 43.2% to $3,052,000 in the thirty-six week period ended March 6, 1999 from $2,131,000 in the same period of fiscal 1998 primarily because of general and administrative infrastructure acquired as part of the Coffee People acquisition completed in May 1998. Additionally, general and administrative expenses were favorably impacted in 1998 due to a reimbursement of pre-merger related expenses from Brothers Gourmet Coffee in the amount of $276,000. As a percentage of total revenues, general and administrative expenses decreased to 7.6% in the fiscal 1999 thirty-six week period compared to 8.4% for the same period in fiscal 1998.

     Acquisition and integration expenses amounted to $950,000 in the fiscal 1999 thirty-six week period. This consists of $799,000 in one-time costs associated with integrating Coffee People operations and a portion of costs associated with exiting certain Coffee People activities, including relocating the administrative function from Beaverton, Oregon to Castroville,

California and franchising Coffee People (Oregon) and Coffee Plantation retail stores, and $151,000 in expenses relating to the anticipated merger with Diedrich Coffee.

     Interest and Other Income. Interest income as a percentage of total revenues decreased to 0.2% for the thirty-six week period ended March 6, 1999 from 0.8% for the same period in fiscal 1998, due to the overall increase in revenues and a reduction in cash balances available for short-term investment in interest-bearing instruments.

     Interest Expense. Interest expense as a percentage of total revenues increased to 0.9% for the thirty-six week period ended March 6, 1999 from 0.0% for the same period in fiscal 1998, as a result of interest incurred on long-term debt obligations acquired as part of the Coffee People acquisition on May 19, 1998 and the November 1998 sale-leaseback transaction.

     Income Taxes. The provision for income taxes was $310,000 for the thirty-six week period ended March 6, 1999, compared to $1,512,000 for the same period in fiscal 1998. The effective tax rates of 43.7% for the thirty six week period ended March 6, 1999 and 43.0% for the thirty six week period ended March 7, 1998, result from federal and state income taxes and nondeductible goodwill amortization.

     Fiscal Year Ended June 27, 1998 Compared to Fiscal Year Ended June 28, 1997


     Total Revenues. Total revenues increased 14.6% to $35,051,000 for the fiscal year ended June 27, 1998, from $30,579,000 for the fiscal year ended June 28, 1997. The increase in total revenues was due primarily to an increase in retail sales from company-operated stores.


     Retail sales at company-operated stores increased 49.9% to $11,436,000 for the 1998 fiscal year from $7,631,000 in the 1997 fiscal year. The increase in retail sales was due primarily to sales of $2,406,000 at Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998, and to an increase in the weighted average number of company-operated Gloria Jean's stores -- 31 during the fiscal year ended June 27, 1998 as compared to 25 during the fiscal year ended June 28, 1997.

     Wholesale sales consist primarily of sales of roasted coffee and other products and supplies to franchisees. Wholesale sales for the fiscal year ended June 27, 1998 increased 2.9% to $17,580,000 for the fiscal year ended June 27, 1998 from $17,079,000 for the fiscal year ended June 28, 1997. This increase was due to increased sales of coffee beans as a result of new franchisees as well as a general price increase for products sold to franchised stores.

     Franchise revenues consist primarily of initial franchise fees and royalties received by Gloria Jean's on sales made at each franchise location. Franchise revenue increased 2.8% to $6,035,000 for the fiscal year ended June 27, 1998 from $5,869,000 for the fiscal year ended June 28, 1997. The components of this increase were a 27.7% increase in franchise fees to $640,000 in the 1998 fiscal year from $501,000 in the 1997 fiscal year and a 0.5% increase in royalties to $5,395,000 in the 1998 fiscal year from $5,368,000 in the 1997 fiscal year. The increase in franchise fees was due to an increase in the number of new stores franchised during the 1998 fiscal year over the number franchised in the 1997 fiscal year. The increase in royalties was due to an increase in the number of franchised stores, which was offset by a decline of approximately one percent in comparable store sales at franchised stores.


     Costs and Expenses. Cost of goods sold increased 4.3% to $19,296,000 for the fiscal year ended June 27, 1998, from $18,494,000 in the fiscal year ended June 28, 1997, due to increases associated with the increases in retail sales. These increases were partially offset by a reduction in cost of goods sold associated with wholesale sales. Cost of goods sold as a percentage of retail and wholesale sales decreased to 66.5% in the fiscal year ended June 27, 1998, from 74.8% in the fiscal year ended June 28, 1997, due primarily to improvements in production controls, plant efficiencies and a general increase in prices on sales of products to franchised stores and also due to a more favorable cost relationship associated with retail sales generated at the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998. Product costs as a percentage of retail sales are lower at Coffee People (Oregon) and Coffee Plantation stores than at Gloria Jean's company-operated stores.

     Store and other operating expenses increased 35.4% to $8,231,000 in the fiscal year ended June 27, 1998, from $6,080,000 in the fiscal year ended June 28, 1997, primarily as a result of increased store operating expenses at Gloria Jean's company-operated stores and store operating expenses attributable to the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998, and also to an increase in operating expenses associated with franchise administration. These increases were partially offset by a decline in franchise bad debt expense due to improved credit and collection efforts. As a percentage of total revenues, store and other operating expenses increased to 23.5% in the 1998 fiscal year from 19.9% in the 1997 fiscal year.

     Depreciation and amortization increased 57.2% to $1,811,000 in the fiscal year ended June 27, 1998 from $1,152,000 in the fiscal year ended June 28, 1997, due to depreciation and amortization expense associated with the Coffee People (Oregon) and Coffee Plantation stores acquired in May 1998 and an increase in depreciation associated with new company-operated Gloria Jean's stores opened during the year. These Gloria Jean's company-operated store assets were depreciated until Coffee People decided at the end of fiscal year 1998 to actively market all company-operated stores to franchisees. As a percentage of total revenues, depreciation and amortization expense increased to 5.2% for the fiscal year ended June 27, 1998 from 3.8% in the fiscal year ended June 28, 1997, primarily due to depreciation and amortization associated with the increased number of company-operated stores opened or acquired during the year, which generally have higher depreciation expense as a percentage of retail sales.

     General and administrative expenses decreased to $4,079,000 in the 1998 fiscal year from $5,458,000 in the 1997 fiscal year primarily as a result of expenses charged to general and administrative expense during the 1997 fiscal period which were not incurred in the 1998 fiscal period, and as a result of a $643,000 reimbursement received from Brothers in fiscal year 1998 in connection with indemnification agreements associated with the 1995 acquisition of the Gloria Jean's business from Brothers. The Brothers reimbursement in fiscal year 1998 represents a recovery of costs previously charged to general and administrative expenses. Charges incurred in fiscal year 1997 that were not incurred in fiscal year 1998 consisted of $420,000 associated with the reacquisition and closure of a Gloria Jean's store pursuant to a repurchase agreement and expenses associated with building a new management team and implementing systems, standards and controls throughout the organization. General and administrative expense reductions in fiscal year 1998 were offset somewhat by general and administrative expense increases arising as a result of the Coffee People acquisition completed in May 1998. In addition, during fiscal years 1998 and 1997, Coffee People recorded charges to general and administrative expense of $223,000 and $198,000, respectively, for costs associated with the write down of certain Gloria Jean's company-operated store assets. General and administrative expenses as a percentage of total revenues decreased because of the foregoing factors to 11.6% in the 1998 fiscal year from 17.8% in the 1997 fiscal year.


     Provision for Store Closures. Coffee People took a charge of $580,000 in fiscal year 1997 to provide for the closure of eight company-operated Gloria Jean's stores. Costs relating to these stores incurred during the fiscal year ended June 27, 1998 were $530,000. These costs were charged against the accrual established at the end of the 1997 fiscal year. As of June 27, 1998, five of the eight stores had been disposed of pursuant to lease termination agreements.


     As of June 27, 1998, all of the Gloria Jean's company-operated stores are held for sale to franchisees. For the 1998 fiscal year, revenues and operating losses for these stores were $9,030,000 and $(1,204,000), respectively. While management intends to sell these stores during fiscal year 1999, there can be no assurance that all of these actions can be taken by

Coffee People or that, if taken, such actions will improve Coffee People's financial position, results of operations or cash flows.


     Acquisition and Integration Expenses. Acquisition and integration expenses of $437,000 consist of costs associated with integrating Coffee People operations and a portion of costs associated with exiting Coffee People activities, including relocating the administrative functions from Beaverton, Oregon to Castroville, California and franchising Coffee People (Oregon) and Coffee Plantation retail stores. The exit costs have been capitalized and recorded as an increase to goodwill to the extent of Second Cup's 69.4% ownership interest. The remaining exit costs have been expensed and are included in acquisition and integration expenses.



     Interest and Other Income. Interest and other income as a percentage of total revenues decreased to 0.9% for the fiscal year ended June 27, 1998 from 1.4% for the fiscal year ended June 28, 1997, due to a reduction in interest-bearing loans receivable from an affiliated company resulting from the repayment of such loans in fiscal year 1997.



     Interest Expense. Interest expense as a percentage of total revenues was 0.1% for the fiscal year ended June 27, 1998, as a result of interest incurred on long-term debt obligations acquired as part of the Coffee People acquisition on May 19, 1998, and there was no interest expense in the fiscal year ended June 28, 1997.



     Income Taxes. The provision for income taxes increased to $728,000 for the fiscal year ended June 27, 1998, from $4,000 for the fiscal year ended June 28, 1997, due to Coffee People generating taxable income during the 1998 period. The effective tax rate of 49.7% for fiscal year 1998 primarily results from federal and state income taxes and nondeductible goodwill amortization.


    Fifty-Two Week Period Ended June 28, 1997 Compared to the Thirty-Nine Week Period Ended June 29, 1996.

     The data presented for fiscal year 1996 consists of the thirty-nine week period ended June 29, 1996, due to the acquisition of Gloria Jean's by Second Cup effective September 30, 1995. Fiscal year 1997 consists of a full fifty-two weeks. Approximately 30% to 35% of annual sales typically occur in the eight week period preceding the year-end holidays. This seasonal trend together with the substantial differences arising from the comparison of two periods of differing lengths should be considered when reviewing the following discussion.


     Total Revenues. Total revenues increased 22.5% to $30,579,000 for the fiscal year ended June 28, 1997 from $24,957,000 for the 39 week period ended June 29, 1996, due primarily to the impact of a full year of reported results in 1997 versus thirty-nine weeks in 1996. An additional 14 new franchises opened during fiscal year 1997 also contributed to the increases in wholesale and other revenue and franchise revenues. Retail sales increased to $7,631,000 for the fiscal year ended June 29, 1997 from $6,657,000 for the thirty-nine week period ended June 29, 1996. Wholesale and other revenues increased to $17,079,000 for the fifty-two week period ended June 28, 1997 from $13,329,000 for the period ended June 29, 1996. Franchise revenues increased to $5,869,000 for the 1997 period from $4,971,000 for the thirty-nine week period ended June 29, 1996.



     Costs and Expenses. Cost of goods sold increased to $18,494,000 for the fifty-two week period ended June 28, 1997 from $14,389,000 for the thirty-nine week period ended June 29, 1996. Cost of goods sold increased to 74.8% as a percentage of retail and wholesale sales for the 1997 period from 72.0% for the 1996 period due primarily to a write down of approximately $600,000 for holiday gift pack inventory, which did not meet Gloria Jean's quality standards, and due to a larger number of underperforming company-operated stores that had poor operating efficiencies and higher coffee costs.

     Store and other operating expenses increased to $6,080,000 for the 1997 period from $4,779,000 for the 1996 period. Store and other operating expenses as a percentage of total revenues increased to 19.9% in 1997 from 19.2% in 1996 primarily due to a larger number of underperforming company-operated stores incurring higher operating expenses.

     General and administrative expenses increased to $5,458,000 for the period ended June 28, 1997 from $2,825,000 for the period ended June 29, 1996. General and administrative expenses as a percentage of total revenues increased to 17.8% in 1997 from 11.3% in 1996, due primarily to the investment undertaken in building a new management team and implementing improved systems, standards and controls throughout the organization. The increase also related to a $198,000 write-down to market value of assets at company-operated stores which were held for sale and a provision of $420,000 related to reacquisition and store closure costs associated with a repurchase agreement.


     Provision for Store Closures. The provision for store closures of $580,000 consisted primarily of lease termination costs for eight of the company-operated stores held for disposal. As of June 28, 1997, management determined it was not feasible to sell these stores and implemented a plan to close them during fiscal year 1998.


     Revenues and operating income (losses) for the 24 company-operated stores held for disposal, including the eight company-operated stores slated for closure at June 28, 1997, were $7,051,000 and $(368,000) respectively, for the fiscal year ended June 28, 1997 and $5,592,000 and $176,000, respectively, for the thirty-nine week period ended June 29, 1996.


     Cumulative Effect of Change in Accounting Principle. Effective as of the beginning of fiscal year 1997, Gloria Jean's adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The initial application of SFAS 121 to long-lived assets held for disposal at June 29, 1996 resulted in a non-cash charge of $427,000 (net of tax benefit of $262,000), which represents the adjustment required to remeasure such assets at the lower of carrying amount or fair value less costs to sell. Long-lived assets held for disposal consist of leasehold improvements and furniture and other property at company-operated stores, which were held for sale. Assets held for disposal at June 28, 1997 had an adjusted carrying value of $1,560,000.



     Income Taxes. The provision for income taxes decreased to $4,000 for the fiscal year ended June 28, 1997 from $965,000 for the thirty-nine week period ended June 29, 1996. The decrease is due to Gloria Jean's reporting a net loss before income taxes during fiscal 1997 as compared to income before income taxes during the thirty-nine week period ended June 29, 1996. The effective income tax rate decreased to 0% during fiscal year 1997 from 44.1% during the thirty-nine week period ended June 29, 1996. During fiscal 1997, the federal and state income tax benefit from the loss before income taxes was offset by amortization of nondeductible goodwill and the write-off of an uncollectible income tax receivable. During the thirty-nine week period ended June 29, 1996, the effective income tax rate was comprised of federal and state income taxes and amortization of nondeductible goodwill.


     During fiscal 1997, management determined that no valuation allowance was required for Gloria Jean's deferred tax assets of $2,592,000 since, based on internal forecasts, management believes it is more likely than not the deferred tax assets will be realized through future taxable income. The adjustment to the valuation allowance during fiscal 1997 of $1,619,000 was recorded as a reduction in goodwill since the prior year's valuation allowance related to net operating loss carry forwards acquired from Brothers.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 6, 1999, all seven of the Coffee People (Oregon) stores located outside of Oregon that Coffee People had identified for closure or disposition in its quarter ended June 30, 1997 had been closed. Of these stores, three had been sold and their store leases assigned and one store lease had been terminated by agreement. Eight Gloria Jean's stores were identified for disposal during fiscal year 1997. Five were disposed of during fiscal year 1998 pursuant to lease termination agreements. Of the three remaining Gloria Jean's stores, one was disposed of after June 27, 1998 pursuant to a lease termination agreement and two remain open. Coffee People continues to make payments on the lease obligations for the three remaining Coffee People stores and for the two remaining Gloria Jean's stores. Coffee People will continue to make cash outlays for these stores for such items as rent, utilities and insurance until such time as it is able to sell the stores or until it can negotiate satisfactory arrangements with landlords for re-leasing the store premises or for otherwise terminating the leases. Such costs are charged against the accrual for store closures. There can be no assurance that Coffee People will be successful at selling these stores or in negotiating with landlords for the re-leasing of the store premises or for terminating the leases. If Coffee People is not successful in these efforts, such cash outlays could continue for an indeterminate period during the term of the store leases. Coffee People is working with local real estate brokers to market, re-lease or sublease these stores. The lease terms for these stores range from two and one-half to nine years with expiration dates ranging from January 2001 through May 2007. Minimum future rental payments as of March 6, 1999 under the five leases total $1,272,000.

     As of March 6, 1999, Coffee People had $2,773,000 in cash and equivalents.

     Coffee People had working capital of $6,285,000 as of March 6, 1999, as compared to working capital of $5,277,000 at June 27, 1998.

     For the thirty-six week period ended March 6, 1999, cash provided by operating activities was $398,000, as compared to cash provided by operating activities of $2,875,000 for the same period in fiscal 1998. Cash provided by operating activities for the thirty-six week period ended March 6, 1999, consisted primarily of net income and depreciation, offset by accrued liabilities, prepaid expenses and a decrease in payable to a related party.

     For the thirty-six week periods ended March 6, 1999 and March 7, 1998, net cash used in investing activities was $266,000 and $1,302,000, respectively, primarily as a result of the purchase of property, plant and equipment offset by proceeds from disposal of equipment.

     For the thirty-six week period ended March 6, 1999, Coffee People had cash used in financing activities of $181,000, primarily as a result of borrowings under long-term debt and a capital lease obligation in the amount of $2,334,000, offset by principal payments on long-term debt in the amount of $2,525,000. For the thirty-six week period ended by March 7, 1998, Coffee People had neither cash used nor generated by financing activities.

     Coffee People has a line of credit with one of its primary banks providing for borrowings through August 1, 1999 of up to $500,000. Borrowings bear interest at the rate of 0.5% over the bank's reference rate, which was 7.75% as of March 6, 1999, and are secured by substantially all of Coffee People's assets, including accounts receivable, inventory trade fixtures and equipment. As of March 6, 1999, there were no borrowings outstanding under the line of credit; however, $73,000 of the line was reserved for a letter of credit dated September 1998.

     At the time of the merger with Gloria Jean's, Coffee People entered into a loan agreement with The Second Cup Ltd., which provides for a credit facility of up to $4,000,000 over a five year term. The facility expires May 19, 2003. The interest rate for amounts drawn under the line is 11.5%. As of March 6, 1999, Coffee People had no borrowings under this agreement.

     On November 24, 1998, Coffee People entered into a sale-leaseback transaction involving equipment at twelve company-operated Gloria Jean's retail stores. The $922,000 proceeds received by Coffee People from the lease transaction were used for working capital and general corporate purposes. The interest rate on the capital lease obligation is 10.5%. The capital lease assets are recorded in property, plant and equipment. At the end of the lease term, Coffee People has an option to purchase the equipment for the greater of fair market value or 10% of the lessor's original cost, or renew the lease for an additional eight months.

     Coffee People believes that anticipated cash flow from operations, existing cash and bank debt and the credit facility will be sufficient to meet its cash requirements through the end of the next twelve months.

SEASONALITY

     Coffee People's business is subject to seasonal fluctuations, due to seasonal changes and general economic conditions, among other factors. Historically, net sales from Coffee People (Oregon) stores have been highest during the first and fourth fiscal quarters, which include the spring and summer months. Gloria Jean's highest sales and earnings have historically occurred in the second and third fiscal quarters, which include the peak holiday shopping months. Coffee Plantation sales are also seasonal with higher sales and earnings occurring in the second and third fiscal quarters when the weather is cooler and more favorable to drinking hot beverages.

     In addition, quarterly results have been substantially affected by the timing of new store openings. This trend is likely to continue. Because of the seasonality of Gloria Jean's business and the impact of new store openings, results for any quarter do not necessarily indicate the results that may be achieved for a full fiscal year, and cannot be used to indicate financial performance for an entire year.

YEAR 2000

     The "year 2000 problem" refers to the possible failure of many computer systems that may arise as a result of many existing computer programs using only the last two digits to refer to a year. Coffee People has undertaken an initial review of the potential effects on it of the year 2000 problem. These potential problems are being addressed on a system-by-system basis.

     Coffee People has determined that its general accounting system, which includes invoicing, accounts receivable and inventory control, must be upgraded to make the system year 2000 compliant. Coffee People estimates that the cost of upgrading the accounting system will be approximately $10,000 and that the upgrade will be completed before the end of the current fiscal year. As of December 12, 1998, Coffee People had expended approximately $5,000 to remedy this problem.

     Coffee People is continuing to review its information technology hardware and software, including personal computers, application and network software for year 2000 compliance readiness. The review process entails evaluation of hardware/software and testing. Coffee People believes its information technology review will be completed by the end of the current fiscal year. While the review process is ongoing, Coffee People believes that the cost to bring its information technology systems into year 2000 compliance will be under $50,000 and it does not foresee any material difficulties with completing the necessary changes before January 1, 2000.

     Coffee People expects that its review of non-information technology systems (including voice communications and security) will be completed before the end of the current fiscal year. The estimated cost to remedy non-information technology systems is not expected to be material.

     Coffee People expects that the source of funds for evaluation and remediation of year 2000 compliance issues will be cash flows from operations.

     Coffee People believes that its most significant internal risk posed by the year 2000 Problem is the possibility of a failure of its accounting system. If the accounting system were to fail, Coffee People would have to implement manual processes, which may slow the timeliness of information needed to manage the business. As discussed above, Coffee People plans to avoid this risk by upgrading its accounting systems; however, there can be no assurance that such actions will avoid problems that may arise.

     The third parties whose year 2000 problems could have the greatest effect on Coffee People are believed by Coffee People to be banks that maintain Coffee People's depository accounts and credit card processing systems, the company that processes Coffee People's payroll and which maintains Coffee People's human resource databases, and companies that supply or distribute coffee beans and other goods. Coffee People is in the process of confirming the state of year 2000 readiness of these parties. It is anticipated Coffee People will complete this process prior to the end of the fiscal year.

     Coffee People is in the process of developing a contingency plan to address potential year 2000 problems. The contingency plan is anticipated to be completed prior to the end of the fiscal year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Derivative Instruments

     The supply and price of green coffee beans is subject to significant volatility, generally caused by multiple factors beyond Coffee People's control, including weather, political and economic conditions in coffee producing countries, and other supply-related matters. Because Coffee People's coffee roasting operation supplies products to franchisees on a cost-plus basis, Coffee People believes that its gross profit on wholesale sales is generally insulated from the risk of volatility in prices of green coffee beans, except to the extent that such fluctuation affects the demand for specialty coffee. Company-operated stores are not so similarly insulated. In addition, other factors may affect gross profit, such as production efficiencies or inefficiencies, including roasting shrinkage, and write-offs of excess coffee inventories. During fiscal year 1997, worldwide coffee prices increased significantly.

     In order to avoid speculation on spot coffee prices, Coffee People typically undertakes to lock in the cost of a portion of its future coffee purchases by entering into contracts to purchase green coffee over future periods at fixed prices, or at future prices to be determined within one to 12 months from the time of the actual purchase. At March 6, 1999, these purchase commitments totaled approximately $2,930,000 for approximately 2,540,000 pounds of green coffee, at an average contract cost per pound of $1.21. These commitments together with existing inventory represent approximately 80% of Coffee People's estimated coffee requirements through March 3, 2000. These commitments are not currently favorable to market at March 6, 1999, as the current market price for a pound of green coffee is approximately $1.03 per pound.

     Coffee People does not use commodity based financial instruments to hedge coffee purchases.

     Financial Market Risk

     Coffee People does not maintain a substantial investment portfolio. However, it does have arrangements with its primary bank to invest monies on deposit in overnight repurchase agreements and in other marketable short-term securities with maturities of generally less than

90 days. Based upon the current portfolio, a 100 basis point move in short-term interest rates would not have a material effect on Coffee People's financial condition or results of operations.

     Coffee People's principal market risk with respect to its financial debt instruments is to changes in the prime rate charged by major banks in the United States and to other benchmark rates to which interest rates under Coffee People's loan agreements may be tied. In June 1998, Coffee People elected to have a portion of its term loan with Bank of America bear interest at 2.25% over IBOR, an offshore rate used by the bank that is similar to LIBOR. Under the current arrangement, this rate will be adjusted periodically.


     On April 9, 1999, Coffee People elected to have the interest rate on $3,000,000 of its term loan continue to be referenced to the IBOR. The rate has been fixed at 7.18% through May 10, 1999. The rate on the remaining balance of $674,500 is 8.25%, 0.5% over the bank's prime rate of 7.75% as of March 6, 1999. At March 6, 1999, a 100 basis point increase in the IBOR would result in additional interest expense of $30,000 on an annualized basis. A return to the 8.25% floating rate tied to the prime rate, which was 7.75% at March 6, 1999, would have a similar impact on Coffee People's results of operations.

                       INFORMATION ABOUT DIEDRICH COFFEE


BUSINESS



OVERVIEW



     Diedrich Coffee is a specialty coffee retailer with annual sales of more than $24.0 million through its 39 company-operated and 2 franchised retail locations in Southern California, Colorado and Texas. We sell specialty brewed coffee and espresso-based beverages such as cappuccinos, lattes, mochas and espressos and various blended drinks through these company-owned and franchised retail locations. To complement beverage sales, we also sell light food items, specialty whole bean coffee and accessories at our retail locations. In addition to our retail locations, we operate a coffee roasting facility located in Southern California that provides high-quality, freshly roasted coffee beans for our retail locations and our wholesale accounts. We have over 300 wholesale accounts with businesses and restaurant chains, such as Ruth's Chris Steakhouses (California/Arizona locations), El Torito, Claim Jumper and Islands Restaurants.



     Diedrich Coffee believes that as the specialty coffee market has matured, distinct segments have emerged: espresso/coffee bars, coffeehouses and mall coffee stores. Espresso/coffee bars offer limited seating to facilitate quick customer turnover, are generally less than 1,200 square feet in size and are usually located in densely populated urban areas. Coffeehouses are generally greater than 1,200 square feet in size, located in suburban areas, and encourage customers to linger and enjoy a more relaxed, comfortable atmosphere. Mall coffee stores cater to mall consumers and place a heavier emphasis on the sale of flavored whole bean coffee and coffee-related merchandise. Based on the number of domestic retail coffee locations, Starbucks is the leader in the espresso/coffee bar segment, Gloria Jean's is the leader in the mall coffee store segment and there is presently no leader in the coffeehouse segment. Our business objective is to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments.



     We differentiate ourselves from other specialty coffee producers by roasting our coffee beans in accordance with proprietary recipes developed over three generations by the Diedrich family. Our roasting recipes take into account the specific variety, origin and physical characteristics of each coffee bean to maximize its unique flavor. In addition, we seek to differentiate our coffeehouses by offering our customers a broad line of superior tasting coffee products and a high level of personalized customer service, which generate strong sales and customer loyalty. Diedrich coffeehouses offer a warm, friendly environment specifically designed to encourage guests to linger with friends and business associates or to relax alone in comfort. Ample seating is augmented by cozy sofas and comfortable chairs to create intimate nooks for meeting and relaxing. The critical components of our coffeehouse concept include high quality, fresh roasted coffee and superior customer service by knowledgeable employees.



COMPANY BACKGROUND



     The first retail store operating under the name of Diedrich Coffee commenced operations in 1972. Our retail operations grew rapidly until 1997 when we experienced difficulties managing such rapid growth. Diedrich Coffee restructured its operations and, in November 1997, our board of directors retained John Martin as Chairman of the Board and Tim Ryan as President and Chief Executive Officer. Messrs. Martin and Ryan collectively bring more than fifty-five years of multi-unit food service experience to our company. They joined our founder, Martin Diedrich, a recognized expert in sourcing, tasting and roasting coffee, and began the process of building a team of experienced restaurant industry executives to develop the Diedrich Coffee brand. To further our objective to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments, our management team implemented a growth strategy to increase our number of retail locations and the sale of coffee products through other distribution channels. The principal focus of this growth strategy is franchise area development.



INDUSTRY OVERVIEW



     Specialty coffee sales as a percentage of total coffee sales in the United States have been increasing steadily. According to the National Coffee Association, sales of specialty coffee grew from approximately 17% to almost 30% of total coffee sales in the United States from 1989 through 1997. According to the National Coffee Association's 1998 study, 45% of Americans drink coffee. On average they drink 1.4 cups per day. The U.S. coffee market consists of two distinct product categories: (1) commercial ground roast, mass-merchandised coffee and (2) specialty coffees, which include gourmet coffees (premium grade arabica coffees sold in whole bean and ground form) and premium coffees (upscale coffees mass-marketed by the leading coffee companies).



     Diedrich Coffee believes that several factors have contributed to the increase in demand for gourmet coffee including:


     - greater consumer awareness of gourmet coffee as a result of its increasing availability;

     - increased quality differentiation over commercial grade coffees by consumers;

     - increased demand for all premium food products, including gourmet coffee, where the differential in price from the commercial brands is small compared to the perceived improvement in product quality and taste;

     - ease of preparation of gourmet coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and

     - the decline in alcoholic beverage consumption.


     The Specialty Coffee Association of America projects the number of specialty coffee beverage outlets in the United States to increase to over 10,000 by the end of 1999. Diedrich Coffee believes that, despite the increase in the number of specialty coffee stores, the market is highly fragmented and, with the exception of Starbucks with less than 20% of the total retail locations, remains relatively unbranded.



THE DIEDRICH COFFEEHOUSE CONCEPT



     Diedrich Coffee's business objective is to be the leading specialty coffee retailer in the coffeehouse segment. To achieve this goal, we must continue to deliver and serve the high quality coffee for which Diedrich Coffee is known by using only the finest quality green coffee beans and ensuring that these beans are freshly roasted using our proprietary recipes. In addition, the friendliness, speed and consistency of the service and the coffee knowledge of our employees are critical to developing Diedrich Coffee's quality brand identity and to building a loyal customer base. Our marketing strategy is to continue developing brand name recognition based upon the quality of our coffee products, education of our customers about our offerings of various coffees and roasts, and the image of our coffeehouses as neighborhood gathering places.



     A Diedrich coffeehouse experience is strongly influenced by three components: ambiance, hospitality and coffee knowledge. Each component is made up of the following elements that are unique to Diedrich Coffee:



          Ambiance. Diedrich Coffee guest comments indicate taste superiority of our products versus the competition. Moreover, surveys also indicate that customers are not only loyal to a better, specialty cup of coffee, but also to the ambiance provided by the comfortable surroundings designed into every Diedrich coffeehouse. Our coffeehouses are specifically designed to encourage guests to linger with friends and business associates, or to relax alone in comfort. The architectural design of the Diedrich Coffee prototype is a contemporary American interpretation of the European colonial plantation style of the 1800's. Ample seating is augmented with cozy sofas and comfortable chairs to create intimate nooks for meeting and relaxing. A weekly entertainment schedule is provided to encourage patrons to revisit on weekend evenings.



          Hospitality. Our coffeehouses deliver specific consumer benefits that address a wide range of otherwise unmet needs in the suburban neighborhoods of America. As a neighborhood coffeehouse chain, Diedrich Coffee is the non-alcoholic answer to the corner pub. Coffeehouse employees greet regular customers by name and acknowledge all patrons by name at the point of drink pick-up. While a large percentage of coffeehouse business is quick morning coffee pick-up, the coffeehouse focus on hospitality encourages development of strong afternoon and evening business, complemented by the availability of desserts, pastries and quality, non-caffeinated beverages. Surveys and customer comments indicate that patrons are treated as part of the Diedrich Coffee community and frequently revisit the coffeehouse.



          Coffee Knowledge. Diedrich Coffee is the only specialty retailer whose founder, Martin Diedrich, comes from three generations of experience in the specialty coffee industry. Mr. Diedrich, currently Chief Coffee Officer, is intimately involved in the daily business of sourcing, tasting and roasting coffees. He is also directly involved in the training of coffeehouse team members. The coffee knowledge and expertise that is transferred from coffeehouse to customer is a competitive advantage, as the interest in specialty coffee continues to develop. Like the wine industry, as customer sophistication grows, so does the customer's desire for more and better information, and for a wider selection of quality coffee varieties. We are able to identify and secure exceptional, rare coffees, roast them to perfection, and then offer these freshly roasted coffees for sale to our customers.



GROWTH STRATEGY



     In order to achieve Diedrich Coffee's objective to be the leading specialty coffee company in the coffeehouse segment, Diedrich Coffee's management team implemented a growth strategy to increase our number of retail locations and the sale of our coffee products through other distribution channels. The growth strategy developed by our management team includes:



     Franchising through Area Development for Coffeehouses



     Diedrich Coffee's strategic plan emphasizes franchise area development in markets outside of the core Orange County, California market. Our objective is to expand our operations to 1,200 to 1,500 coffeehouses, as well as additional carts and kiosks, through large area development agreements with experienced multi-unit franchise operators who are interested in opening between 30 and 70 retail outlets within their area over a 5 to 7 year period. Diedrich Coffee has registered, is exempt or is not required to register to sell franchises in 34 states. Since September 1998, we have announced 5 franchise area development agreements that provide for the development of 274 coffeehouses with options to develop an additional 148 coffeehouses. In September 1998, we announced our first franchise area development agreement which calls for the development of at least 44 coffeehouses in the state of North Carolina over the next five years. In November 1998, we announced our second franchise area development agreement which provides for the development of 50 coffeehouses in San Diego, Palm Springs and Temecula, California over the next 5 years. This area development agreement includes a one-year option to begin development of 45 coffeehouses in Arizona. Two more franchise area development agreements were announced in May 1999. One agreement provides for the development of 50 coffeehouses in Northern Florida over the next 6 years. The other agreement provides for the development of 80 coffeehouses in Los Angeles, California over the next 7 years and the option to develop up to 103 coffeehouses in Northern California. In June 1999, we announced a fifth franchise area development agreement which provides for the development of 50 coffeehouses in the states of Kentucky and Tennessee over the next 5 years.



     We are currently in various stages of discussion and negotiation with several additional potential area developers. We have recently added two franchise sales organizations to assist in the sales program. These sales organizations receive performance-based compensation for executed franchise area development agreements. We intend to enter into franchise area development agreements covering most major U.S. markets in order to complete the national expansion of Diedrich coffeehouses, carts, and kiosks.



     We have identified area development franchising with experienced multi-unit franchise operators as our preferred growth vehicle because we believe these operators have:


     - familiarity with the trade areas and commitment to community businesses;


     - existing operational, financial, real estate, construction, training, accounting, human resources and management functions that are ready to expand; and



     - the ability to be better operators in their own markets than a national corporation.



     The franchisee component of our growth strategy is critical to our success. We believe that our compelling unit level economics are attractive to experienced multi-unit franchise operators who will play an integral role in completing our planned expansion.



     Developing Company-Operated Retail Locations



     Diedrich Coffee will continue to develop company-operated coffeehouses, kiosks and carts in our core Southern California market and other strategic markets. We are developing additional coffeehouses in the Phoenix area. Both the Orange County and Phoenix markets have significant capacity for the addition of more coffeehouses.



     We intend to develop additional retail locations in high visibility, high-traffic locations ranging from 1,200 to 1,800 square feet with an exterior patio area for additional seating. Historically, our most successful coffeehouses are located between our target demographic customer's home and office. The prime locations are generally in a strip mall or center in a neighborhood setting. We are currently in lease negotiations on approximately eight sites in Orange County and Phoenix and recently executed leases for an additional three coffeehouses.



     Expanding Wholesale Distribution Channel



     Diedrich Coffee has taken significant steps to build its wholesale sales organization and to grow this business channel. Wholesale sales accounted for approximately 11% of sales in fiscal 1999 and 16% of sales in the first quarter of fiscal 2000. We have added a number of well-known restaurant groups as wholesale customers, including Ruth's Chris Steakhouses (California/Arizona locations), Islands Restaurants, El Torito and Claim Jumper. The sale of Diedrich Coffee products at these restaurant chains helps solidify brand recognition and demand for our coffee. Additionally, we are actively seeking new distribution channels for our products. For example, we now offer our coffee on our website and are seeking to expand this rapidly growing channel of distribution.


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


     Pursuing Selected Acquisitions



     Diedrich Coffee evaluates potential acquisitions that may accelerate our critical mass in existing or new markets. In particular, we look for acquisition targets that may provide:



     - improved stability of financial and business operations due to increased cash flow and earnings;



     - greater access to capital, distribution channels and coffee roasting infrastructures; and



     - decreased supply and distribution costs.



To this end, we entered into the merger agreement with Coffee People. The acquisition of Coffee People will add 40 new retail locations to the Diedrich Coffee brand. Additionally, it will make Diedrich Coffee the leader in the mall coffee store segment with the acquisition of 280 Gloria Jean's mall coffee stores. We believe that acquisitions will continue to be available at a discount to the cost of constructing new stores, especially where targets may be currently underperforming despite attractive real estate attributes. We believe our unique, high-quality product and efficient operating system can add value to an acquired location.



UNIT-LEVEL ECONOMICS


     Franchised Stores


     The franchisee of Diedrich coffeehouses is responsible for all of the capital expenditures associated with the store, although we do assist in site selection and help coordinate construction and development to ensure consistency. Our typical franchise development agreement calls for a fixed number of coffeehouses to be built over a five to seven year period. The area development fee is based on $2,000 per coffeehouse and is paid in 5 annual installments. For example, if the area development agreement calls for 50 coffeehouses, the franchisee would pay us a total of $100,000 spread evenly over a 5 year period. In addition, the franchisee pays a fee of $28,000 upon the opening of each coffeehouse. Ongoing charges to franchisees include a royalty fee of 5% of gross sales and an advertising cooperative contribution of 2% of gross sales. The franchisee purchases the whole beans from us at full cost. The franchisee pays the same price for its beans as do our company-operated coffeehouses.



     Company-Operated Stores



     In fiscal 1999, our Diedrich coffeehouses located in Orange County generated average store sales of approximately $740,000. During the same fiscal year, these locations generated average cash flow of approximately $190,000 or 26% of total sales. Comparable unit level sales for these coffeehouses increased 4.4% for fiscal 1999. We currently lease most of our locations and plan to lease all of our future locations. We intend to develop coffeehouses that require an initial investment of between $300,000 and $325,000, excluding lease costs. However, individual store investment costs could vary due to a variety of factors, including competition for sites, location, construction costs and unit size.

RETAIL LOCATIONS



     Set forth below is a list of each of the retail locations of Diedrich Coffee as of June 1, 1999, separated by the states in which they are located.


                             COFFEEHOUSES AND CARTS


                                                      COMPANY-
               LOCATION                  FRANCHISED   OPERATED
               --------                  ----------   --------
California.............................       2          28
Colorado...............................      --           7
Texas..................................      --           4
                                             --          --
     Total.............................       2          39
                                             ==          ==



     We currently operate through two retail operating systems:



     Neighborhood Coffeehouses



     Neighborhood coffeehouses, located in both urban and suburban neighborhoods and business districts, offer a complete line of coffee products, including beverages, beans and merchandise. As of June 1, 1999, we had 34 neighborhood coffeehouses.



     Specialty Carts or Kiosks



     Our specialty cart or kiosk format is designed for placement in high-traffic locations such as supermarkets, university campuses, airports and office building lobbies. Kiosks primarily sell coffee beverages and pastries. As of June 1, 1999, we operated 7 carts or kiosks. We intend to expand in this area as opportunities arise.



RETAIL OPERATIONS



     Coffeehouses





     The typical Diedrich coffeehouse is staffed with 1 or 2 managers and a staff of 10 to 15 part-time hourly employees from which the operating shifts are filled. Additionally, local entertainment is used on the weekends to enhance the neighborhood atmosphere. The hours for each coffeehouse are established based upon location and customer demand, but typically are from 6:00 a.m. to 11:00 p.m., Monday through Saturday, in residential locations and from 6:00 a.m. to 5:00 p.m., Monday through Friday, in commercial locations.



     In addition to coffee beverages, all Diedrich coffeehouses offer a limited selection of light food items, such as bagels, croissants and pastries and dessert items, such as cookies and cakes, to complement beverage sales. Our coffeehouses also sell more than twenty different selections of regular and decaffeinated roasted whole bean coffees, and they carry select coffee-related merchandise items. The following table sets forth, as percentages, the approximate sales mix by categories of products in fiscal 1999 for Diedrich Coffee company-operated coffeehouses:



Beverages............................................   73%
Coffee beans.........................................    6%
Food items...........................................   19%
Accessories and clothing.............................    2%
                                                       ---
          Total......................................  100%
                                                       ===

     Franchise Operations



     Diedrich Coffee's current franchise agreements require franchisees to purchase all of their coffee from us. In addition, we supply franchisees with other non-coffee products, such as cups, bags and napkins. Suppliers of products sold in franchised stores are subject to our approval to ensure that quality standards and product consistency are maintained at all times.



     We have the first right to purchase any existing franchise store that a franchisee wishes to sell. If we do not choose to purchase the franchise, we have the right to approve the new franchisee before the franchise transfer.



     Management believes that store profitability and the quality of customer service are maximized when stores are operated by talented and committed management. We have implemented a rigorous screening process for the selection of qualified franchisees and management.



     Franchise Support Programs



     We provide a variety of support services to our franchisees. These services include:



     - training;



     - business consultation;



     - marketing;



     - product sourcing; and



     - volume purchasing savings.



We have established an intensive four week training program for our franchisees, which includes training on in-store operations, coffee knowledge, merchandising, buying, controls and accounting. Management works closely with franchisee representatives on issues that affect the operations of stores. Franchisees are surveyed regularly to provide feedback on subjects that affect the operations of their stores.



WHOLESALE OPERATIONS



     Currently, Diedrich Coffee has over 300 wholesale accounts. We previously concentrated on smaller, single store restaurant operators as wholesale clients. With our current management team came a shift in focus to larger, chain customers. As specialty coffee has grown in overall popularity, the restaurant customer has demanded a high quality cup of coffee as a supplement to a fine meal. The shift to chain accounts resulted in several new customers, including Ruth's Chris Steakhouse (California/Arizona locations), Claim Jumper, Islands Restaurants and El Torito Restaurants. Diedrich Coffee not only supplies coffee to these customers, but also approves the equipment and trains the employees of these customers to ensure that the quality of coffee served meets our rigorous standards. These customers specify that Diedrich Coffee products are served in their menus providing Diedrich Coffee with exposure to the restaurants' patrons.



MARKETING



     Our marketing strategy is to differentiate Diedrich Coffee and to build a strong brand identity primarily utilizing the coffeehouse model. The wholesale division and the office coffee service help ensure the visibility of the brand, but the core of this business is the coffeehouse. We implement this strategy at the coffeehouse level by promoting the distinctive qualities of the various Diedrich Coffee products, educating customers about the origins of coffee, including the private estate coffees and roasts and delivering excellent customer service in a cozy, comfortable atmosphere. Our marketing efforts are based upon the belief that the proprietary roast recipes and our commitment to quality and freshness deliver a distinctive advantage in the coffee product. A steady introduction of new coffee and coffee-related drinks is an intrinsic aspect of our marketing strategy.



     To date, we have relied primarily upon the high visibility of our real estate locations, word-of-mouth, public relations, local store marketing and the inviting atmosphere of our coffeehouses to drive growth. We also conduct in-store coffee tastings, provide brewed coffee at local neighborhood events, donate coffee to local charities and mail periodic announcements to neighborhood residents to announce a store opening or the introduction of a new product. The costs of these promotions do not have a material impact on our operating results. In addition, we seek to develop our brand identity through participation in local and regional community events.



     As we enter new markets, we plan to tailor our marketing strategy to the overall level of awareness and availability of specialty coffee in that market. Our promotions will focus on the superior proprietary roast recipes and taste of Diedrich Coffee. In markets that are more knowledgeable about specialty coffees, our advertising will focus on the superiority of our guaranteed freshly roasted products versus competitive specialty brands. We plan to utilize print and other mass media advertising to expand brand awareness when Diedrich Coffee has achieved sufficient market penetration, in our judgment, to make such efforts cost-effective.



PRODUCT SUPPLY AND ROASTING



     Sourcing





     Coffee beans are an agricultural product grown commercially in over fifty countries in tropical regions of the world. The price and supply of coffee are subject to significant volatility. There are many varieties of coffee and a range of quality grades within each variety. Although the broader coffee market generally treats coffee as a fungible commodity, the specialty coffee industry focuses on the highest grades of coffee. Diedrich Coffee purchases only premium grade arabica coffee beans and believes these beans are the best available from each producing region. The premium grade arabica bean is a higher quality variety than the average grade arabica or robusta variety coffee bean, which are typically found in non-specialty or mass-merchandised commercial coffees. We seek to purchase the finest qualities and varieties of coffee by identifying the unique characteristics and flavor of the varieties available from each region of the world. The background and experience of our personnel allows Diedrich Coffee to maintain its commitment to serve and sell only the highest quality coffee.



     During the buying season, we may enter into forward commitments for the purchase of more than a dozen different types of coffee, plus specially featured coffees, that may only be available in small quantities. Rotating our coffee selection enables us to provide our customers with a wider variety of coffees, as well as certain coffees that are available only on a seasonal basis. We contract for future delivery of green coffee to help ensure adequacy of supply and typically maintain a minimum six-week supply of each variety of whole beans then available.



     Roasting





     Diedrich Coffee employs a roasting process that varies based upon the variety, quality, origin and physical characteristics of the coffee beans being roasted. We utilize recipes and techniques that have been developed over three generations to bring out the best characteristics of the coffee during the roasting process and to develop the optimal flavor conditions that a coffee has to offer. This approach differentiates Diedrich Coffee from commercial coffee producers and other specialty producers employing uniform roasting processes that do not differentiate between the types of coffee being roasted.



     Diedrich Coffee's master roasters, trained by the company, are responsible for overseeing the roasting process. They are craftsmen who employ our proprietary roasting formulas while adjusting the formula to take into account the specific attributes of each coffee bean being roasted. Each coffee bean contains aromatic oils and flavor characteristics that develop from the soil, climate and environment where the bean is grown. The skilled roastmaster determines and carefully controls the roasting conditions in an effort to maximize the flavor potential of each batch of coffee. The roastmaster hears how the roast pops, smells the developing aroma and identifies the right shades of color. He draws upon experience and knowledge to properly adjust airflow, time and temperature while the roast is in progress in order to optimize each roast.



     Freshness





     Diedrich Coffee is committed to serving its customers beverages and whole bean products from freshly roasted coffee beans. Our coffee is delivered to our coffeehouses promptly after roasting to guarantee the freshness of each cup of coffee or package of whole coffee beans sold in our coffeehouses. Serving only freshly roasted coffee is imperative because roasted coffee is a highly perishable product, which steadily loses quality after being roasted at a rate that varies in relation to its exposure to oxygen in storing, packaging and handling. We recently acquired new vacuum pack and nitrogen flush packing equipment that can significantly extend the shelf life of roasted coffee.



MANAGEMENT INFORMATION SYSTEMS



     All of the Diedrich Coffee coffeehouses use point-of-sale systems which ensure efficient service to the customers, assist store management in minimizing operating costs and maintain the necessary information to provide management with timely financial and marketing data. The system includes functions to record all customer sales, authorize credit card transactions, forecast labor requirements based on estimated sales activity, manage store inventory and analyze actual versus theoretical food costs.



     The systems used in Diedrich Coffee's corporate offices provide financial reporting that includes performance comparisons of actual, budget and prior year results by period and year-to-date, statistical recaps and 12 month reports. This information allows management to measure store performance based on sales, cost of sales, labor and store expenses on a timely basis.



COMPETITION



     The specialty coffee market is intensely competitive and highly fragmented. With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores. Diedrich Coffee competes directly against all other premium coffee roasters, coffeehouses, espresso/coffee bars and mall coffee stores, as well as against restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. In addition, we compete to draw consumers of standard or commercial coffee to premium coffee. Our whole bean coffees compete directly against specialty coffees sold at retail through supermarkets, specialty retailers and a growing number of specialty coffee stores. We believe that our customers choose among retailers primarily on the basis of product quality, service, coffeehouse ambiance, convenience and, to a lesser extent, on price.


     We compete with a growing number of specialty coffee retailers including Starbucks, Coffee Beanery, Caribou, Barnie's, Tully's, New World Coffee & Bagels, Peet's Coffee and many others. The attractiveness of the gourmet specialty coffeehouse market may draw additional competitors with substantially greater financial, marketing and operating resources than us. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees. Other specialty coffee companies including

Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores.


     The performance of individual coffeehouses may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses in particular.



INTELLECTUAL PROPERTY



     Diedrich Coffee owns several trademarks and service marks that are registered with the United States Patent and Trademark Office, including Diedrich Coffee,(R) Wiener Melange,(R) Harvest Peak,(R) SCOOP-A-CCINO(R) and Flor de Apanas.(R) In addition, we have applications pending with the United States Patent and Trademark Office for a number of additional marks. The Diedrich Coffee trademark is material to our business. We also own registrations and have applications pending in numerous foreign countries for trademark protection of the Diedrich Coffee trademark and service mark. Trademark registrations can generally be renewed so long as we continue to use the marks. We own copyrights on our promotional materials, coffeehouse graphics and operational and training materials. We do not believe that any of these copyrights, valuable as they are, are material to our business.



PROPERTIES



     Diedrich Coffee leases approximately 25,000 square feet of office space for administrative offices, warehousing, roasting and training facilities in Irvine, California. The lease for this facility expires in October 2000, with an option for one additional five-year term. As of June 1, 1999, we were also a party to various leases for a total of 45 retail locations, including 32 operating coffeehouses, 6 subleased units and 7 carts. Included in these subleased units are two retail locations subleased to a franchisee in the first quarter of fiscal 2000. This was part of an executed area development agreement that also includes the addition of 48 more locations throughout the San Diego area. We closed two retail locations and the Denver warehouse in fiscal 1999 and eleven retail locations in fiscal 1998 of which nine leases were terminated. All of our operating coffeehouses are on leased premises and are subject to varying arrangements specified in property specific leases. For example, some of the leases require a flat rent, subject to regional cost-of-living increases, while others are based upon a percentage of gross sales. In addition, some of these leases expire in the near future, and there is no automatic renewal or option to renew.



EMPLOYEES



     As of June 1, 1999, Diedrich Coffee employed a work force of 800 persons, 117 of whom were employed full-time. None of our employees is represented by a labor union, no employees are currently covered by collective bargaining agreements and we consider our relations with employees to be good. We are improving employee benefits, training and other aspects of employment to attract and retain valuable employees and managers.


GOVERNMENT REGULATION


     In addition to the laws and regulations relating to the food service industry, Diedrich Coffee is subject to Federal Trade Commission, or FTC, regulation and foreign and state laws that regulate the offer and sale of franchises as well as the franchise relationship.


     The FTC's Trade Regulation Rule relating to Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures generally requires us to give prospective franchisees a franchise offering circular containing information prescribed by the rule.

     Foreign and State laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship exist in a substantial number of states and foreign countries. These laws generally require registration of the franchise offering with state authorities before making offers or sales and regulate the franchise relationship by, for example:


     - prohibiting interference with the right of free association among franchisees;

     - prohibiting discrimination in fees and charges;

     - regulating the termination of the relationship by requiring "good cause" to exist as a basis for the termination, advance notice to the franchisee of the termination, and an opportunity to cure a default;

     - requiring repurchase of inventories in some circumstances;

     - restricting nonrenewal by the franchisor;

     - limiting restrictions on transfers or inheritance of the franchisee's interests; and

     - regulating placement of competing units that might adversely affect the franchisee's results.

Failure to comply with these laws may adversely affect us.


     Any changes to the FTC rule or state or foreign franchise laws, or future court or administrative decisions, however, could affect our franchise business.


     There are also extensive federal, state and local government regulations relating to the development and operation of food service outlets, including laws and regulations relating to:

     - building and seating requirements;

     - the preparation and sale of food;

     - cleanliness;

     - safety in the workplace; and

     - accommodations for the disabled.

     Our relationship with our employees is also subject to regulation, such as:

     - minimum wage requirements;

     - anti-discrimination laws;

     - overtime and working conditions; and

     - citizenship requirements.

LEGAL PROCEEDINGS


     In the ordinary course of our business, we may become involved in legal proceedings from time-to-time. As of June 1, 1999, Diedrich Coffee was not a party to any material pending legal proceedings.

DIRECTORS AND EXECUTIVE OFFICERS

     Diedrich Coffee's directors, executive officers and other key employees are as follows:

DIRECTORS WHO ARE EXECUTIVE OFFICERS

         NAME            AGE                         POSITION(S) HELD
         ----            ---                         ----------------
John E. Martin.........  53       Chairman of the Board and Director
Timothy J. Ryan........  59       President, Chief Executive Officer and Director
Martin R. Diedrich.....  40       Vice Chairman of the Board, Secretary, Chief Coffee
                                  Officer and Director

DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS

         NAME            AGE                         POSITION(S) HELD
         ----            ---                         ----------------
Peter Churm............  73       Director
Lawrence Goelman.......  58       Director
Paul C. Heeschen.......  42       Director

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


         NAME            AGE                         POSITION(S) HELD
         ----            ---                         ----------------
Ann Wride..............  37       Vice President and Chief Financial Officer
Dolf Berle.............  36       Vice President of Franchise Development and Operations
Catherine Saar.........  40       Vice President of Marketing and Wholesale Sales


     The principal occupation for the last five years of each director and executive officer of Diedrich Coffee, as well as some other information, is set forth below.


     John E. Martin was appointed Chairman of the Board of Directors by the board of directors as of November 17, 1997. From 1983 to 1996, Mr. Martin was Chairman and Chief Executive Officer of Taco Bell Worldwide. From October 1996 to June 1997, Mr. Martin was Chairman of PepsiCo's Casual Dining Division. Mr. Martin is also Chairman of publicly held Easyriders, Inc., a publishing company, and Chairman of Culinary Adventures, a privately held company that owns and operates several restaurants in Southern California. In addition, Mr. Martin serves on the board of directors of: Williams-Sonoma, Inc., Franchise Mortgage Acceptance Company and The Good Guys! Inc.



     Timothy J. Ryan was appointed as President and Chief Executive Officer by the board effective November 1997. From December 1995 until his retirement in December 1996, Mr. Ryan was president of Sizzler U.S.A., a division of Sizzler International, Inc. of which he was also Senior Vice President. Sizzler International, Inc. filed for bankruptcy protection in June 1996. From November 1988 to December 1993, Mr. Ryan was Senior Vice President of Marketing at Taco Bell Worldwide, and from December 1993 to December 1995, he was Senior Vice President of Taco Bell's Casual Dining Division. In addition, Mr. Ryan serves on the board of directors of Rubio's Restaurants, Inc.



     Martin R. Diedrich has served as an officer and director of Diedrich Coffee since 1985. In April 1997, he became Vice Chairman of the Board and Chief Coffee Officer, as well as continuing as Diedrich Coffee's Corporate Secretary. Before that time, Mr. Diedrich served as Director of Coffee. In addition, he served as Chairman of the Board from January 1996 to April 1997. Mr. Diedrich is an internationally recognized specialty coffee expert who is a frequent speaker at industry and trade association functions.



     Peter Churm joined the board of directors in October 1996. He has been Chairman Emeritus of Furon Company since 1992. He served as Chairman of the Board of Furon Company from May 1980 through February 1992 and was President of that company for more than 16 years prior to that time. He also serves on the boards of directors of Furon Company and CKE Restaurants, Inc.



     Lawrence Goelman was the interim Chief Executive Officer of Diedrich Coffee from March 1997 to November 1997 and has served as a member of the board since October 1996. He assumed the position of Chairman of the Board in March 1997 until he was replaced by John E. Martin on November 17, 1997. Most recently, Mr. Goelman served as President and Chief Executive Officer of Pinnacle Micro, Inc. from May 1996 to December 1996. Mr. Goelman has also been a Managing Partner of Tremont Partners, Inc. since June 1995. Before that, he served as Chairman, President and Chief Executive Officer of CostCare, Inc. for 14 years. Mr. Goelman also serves on the board of Imagyn Medical Technologies, Inc.



     Paul C. Heeschen became a director of Diedrich Coffee in January 1996. For the past eight years, Mr. Heeschen has been a Principal of Heeschen & Associates, a private investment firm. He is also the sole general partner of D.C.H., L.P. and Redwood Enterprises VII, L.P., and a trustee of the Palm Trust, each of which are stockholders of Diedrich Coffee.



     Ann Wride joined Diedrich Coffee in April 1998 as Vice President and Chief Financial Officer. Previously, Ms. Wride was Vice President and Chief Financial Officer of Advantica Restaurant Group Inc.'s Coco's/Carrows Division from May 1996 to March 1998. Before joining Advantica, Ms. Wride served as Vice President, Finance of Family Restaurants Inc., where she worked in various capacities since 1989.



     Dolf A. Berle was appointed Vice President of Franchise Development in May 1998. Additionally, Mr. Berle assumed responsibility for Company Operations in June 1998. Before joining Diedrich Coffee, Mr. Berle was Senior Director of Operations for Pepsi Restaurants International from July 1997 to May 1998. From September 1996 to June 1997 Mr. Berle was Director of Operations for Taco Bell International. Before joining the international division, Mr. Berle served as Market Manager for Taco Bell in Nashville, Tennessee between June 1994 and August 1996.



     Catherine A. Saar was appointed Vice President of Marketing and Wholesale Sales in July 1998. Ms. Saar was Vice President Marketing and Merchandising for Frame-N-Lens from January 1998 to June 1998. From May 1993 to December 1997, Ms. Saar was Director of Corporate Marketing for Smart and Final, Inc. Before this, Ms. Saar held various marketing positions at Taco Bell Corporation.


BOARD COMMITTEES AND MEETINGS


     Diedrich Coffee's board of directors has standing compensation and audit committees. We do not have a standing nominating committee, but rather our board acts as a committee of the whole with respect to nominations for membership on the board. The members of each committee and the functions performed thereby are described below:



     Audit Committee. The audit committee of the board consists of Mr. Churm, Mr. Heeschen and Mr. Goelman, each of whom have been a member of the audit committee since its formation. The audit committee reviews the results and scope of the audit and other services provided by our independent auditors, reviews and evaluates our internal control functions and monitors transactions between Diedrich Coffee and its employees, officers and directors.



     Compensation Committee. The compensation committee of the board consists of Messrs. Churm, Goelman and Heeschen. The compensation committee administers our stock option plans and sets compensation levels for our executive officers.


     During Diedrich Coffee's fiscal year ended January 27, 1999, there were 5 meetings of the board of directors, one meeting of the audit committee, and one meeting of the compensation committee. While a director, each of the current board members attended 100% of the meetings of the board and meetings of the committees on which they served during such period.


DIRECTORS' COMPENSATION


     Directors who are also employees of Diedrich Coffee receive no extra compensation for their service on the board. Non-employee directors receive reimbursement for out-of-pocket expenses incurred in attending board meetings and receive stock option grants under our 1996 Non-Employee Directors Stock Option Plan.



     Under Diedrich Coffee's non-employee directors plan, each non-employee director automatically receives, upon becoming a director, a one-time grant of an option to purchase up to 10,000 shares of Diedrich Coffee common stock. These initial options will vest and become exercisable with respect to 50% of the underlying shares upon the earlier of (1) the first anniversary of the grant date or (2) immediately before the first annual meeting of stockholders following the grant date, if the recipient has remained a non-employee director for the entire period from the grant date to such earlier date, and with respect to the remaining 50% of the underlying shares upon the earlier of (1) the second anniversary of the grant date or (2) immediately before the second annual meeting of stockholders following the grant date, if the recipient has remained a non-employee director for the entire period from the grant date to such earlier date. In addition to an initial grant, each non-employee director will also receive, upon re-election to the board, an automatic grant of an option to purchase up to 5,000 additional shares of our common stock. These additional options will vest and become exercisable upon the earlier of (1) the first anniversary of the grant date or (2) immediately before the annual meeting of stockholders following the grant date, if the recipient has remained a non-employee director for the entire period from the grant date to such earlier date.



     All non-employee director options have a term of ten years and an exercise price equal to the fair market value of Diedrich Coffee common stock on the date of grant. The non-employee directors plan provides that the exercise price may be paid by company loan or withholding of underlying stock, or deferred until completion of broker-assisted exercise and sale transactions. Vesting of non-employee director options accelerates if the recipient of the option ceases to be a director of Diedrich Coffee in connection with a change-in-control. During the fiscal year ended January 27, 1999, options to purchase an aggregate of 15,000 shares of Diedrich Coffee's common stock were issued to non-employee directors according to the terms of the non-employee directors plan.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


     The following table sets forth compensation earned during the last three fiscal years by our Chief Executive Officer and our next most highly compensated persons who were serving as executive officers of Diedrich Coffee on January 27, 1999 and whose total annual salary and bonus for that fiscal year exceeded $100,000.



                                                                             LONG-TERM
                                                               ANNUAL       COMPENSATION
                                                            COMPENSATION       AWARDS
                                                 FISCAL     ------------    ------------
                                                  YEAR                       SECURITIES
                                                  ENDED                      UNDERLYING
          NAME AND PRINCIPAL POSITION            JANUARY     SALARY($)       OPTIONS(#)
          ---------------------------            -------    ------------    ------------
John E. Martin(1)..............................   1999        $100,000             --
  Chairman of the Board                           1998          20,385        850,000
                                                  1997              --             --
Timothy J. Ryan(2).............................   1999        $200,000             --
  Chief Executive Officer and President           1998          33,035        600,000
                                                  1997              --             --
Martin R. Diedrich.............................   1999        $111,692          4,000
  Vice Chairman of the Board, Secretary           1998         100,000             --
  and Chief Coffee Officer                        1997         100,000             --
Ann Wride(3)...................................   1999        $122,808         54,000
  Vice President and Chief Financial Officer      1998              --             --
                                                  1997              --             --
Dolf Berle(4)..................................   1999        $105,519         54,000
  Vice President of Franchise Development         1998              --             --
  and Operations                                  1997              --             --


-------------------------
(1) Mr. Martin was appointed Chairman of the Board on November 17, 1997. Accordingly, he did not earn or receive any compensation from Diedrich Coffee before fiscal 1998.

(2) Mr. Ryan was appointed President and Chief Executive Officer on November 17, 1997. Accordingly, he did not earn or receive any compensation from Diedrich Coffee before fiscal 1998.

(3) Ms. Wride joined Diedrich Coffee as Vice President and Chief Financial Officer in April 1998. Accordingly, she did not earn or receive any compensation from Diedrich Coffee until fiscal 1999.

(4) Mr. Berle joined Diedrich Coffee as Vice President of Franchise Development in May 1998. Accordingly, he did not earn or receive any compensation from Diedrich Coffee until fiscal 1999.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted to the following executive officers during the fiscal year ended January 27, 1999.


                                            PERCENT OF                             POTENTIAL REALIZABLE
                                              TOTAL                                  VALUE AT ASSUMED
                               NUMBER OF     OPTIONS                               ANNUAL RATES OF STOCK
                               SECURITIES   GRANTED TO                            PRICE APPRECIATION FOR
                               UNDERLYING   EMPLOYEES    EXERCISE                     OPTION TERM(1)
                                OPTIONS     IN FISCAL      PRICE     EXPIRATION   -----------------------
            NAME               GRANTED(#)      YEAR      ($/SHARE)      DATE        5%($)        10%($)
            ----               ----------   ----------   ---------   ----------   ----------   ----------
John E. Martin...............        --          --           --           --            --           --
Timothy J. Ryan..............        --          --           --           --            --           --
Martin R. Diedrich(2)........     4,000         2.1%       $7.00      6/23/08      $ 16,209     $ 41,825
Ann Wride(3).................    50,000        25.9         5.81      3/25/08       168,169      433,932
                                  4,000         2.1         7.00      6/23/08        16,209       41,825
Dolf Berle(4)................    50,000        25.9         6.25      3/23/08       180,905      466,795
                                  4,000         2.1         7.00      6/23/08        16,209       41,825


-------------------------

(1) The potential realizable values listed are based on an assumption that the market price of Diedrich Coffee's common stock appreciates at the stated rate, compounded annually, from the date of grant to the expiration date. The 5% and 10% assumed rates of appreciation are determined by the rules of the Commission and do not represent our estimate of the future market price of Diedrich Coffee common stock.



(2) All of Mr. Diedrich's options were granted pursuant to the 1996 Stock Incentive Option Plan which was approved by our board of directors on June 23, 1998.



(3) 50,000 of Ms. Wride's options were granted pursuant to her employment letter dated April 8, 1998, the terms of which are described under "-- Employment Agreements and Compensatory Arrangements." 4,000 of Ms. Wride's options were granted pursuant to the 1996 Stock Incentive Option Plan.



(4) 50,000 of Mr. Berle's options were granted pursuant to her employment letter dated April 8, 1998, the terms of which are described under "-- Employment Agreements and Compensatory Arrangements." 4,000 of Mr. Berle's options were granted pursuant to the 1996 Stock Incentive Option Plan.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES


     The following table sets forth information concerning the number and value of unexercisable options held by the following executive officers on January 27, 1999. None of these executive officers exercised options to purchase common stock during fiscal year 1999.


                                         NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                    UNDERLYING UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS AT
                                         AT FISCAL YEAR END(#)            FISCAL YEAR END($)(1)
                                    -------------------------------   ------------------------------
               NAME                 EXERCISABLE   UNEXERCISABLE(2)    EXERCISABLE   UNEXERCISABLE(2)
               ----                 -----------   -----------------   -----------   ----------------
John E. Martin....................    550,000          300,000         $198,000           --
Timothy J. Ryan...................    250,000          350,000           47,000           --
Martin Diedrich...................         --            4,000               --           --
Ann Wride.........................         --           54,000               --           --
Dolf Berle........................         --           54,000               --           --

-------------------------

(1) These amounts represent the difference between the exercise price of the in-the-money options and the market price of Diedrich Coffee common stock on January 27, 1999. The closing price of our common stock on that day on the Nasdaq National Market was $4.44.

    Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price.

(2) Future exercisability is subject to a number of factors, including, but not limited to, the optionee remaining employed by the Diedrich Coffee.

1996 STOCK INCENTIVE PLAN


     Diedrich Coffee is asking its stockholders to approve an amendment to the 1996 Stock Incentive Plan increasing the shares available for issuance under the plan. A detailed description of the plan can be found in "Additional Matters for Consideration of Diedrich Coffee Stockholders -- Amendment of 1996 Stock Incentive Plan."


1996 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN


     In July 1996, Diedrich Coffee adopted the 1996 Non-Employee Directors Stock Option Plan, which authorizes the granting of non-qualified stock options to disinterested directors. Our stockholders approved the plan in September 1996. The purpose of the directors plan is to promote the interests of Diedrich Coffee and its stockholders by using investment interests in Diedrich Coffee to attract and retain highly qualified independent directors. A total of 125,000 shares have been reserved for issuance under the directors plan. Pursuant to the directors plan, each non-employee director automatically receives an initial, one-time grant of an option to purchase up to 10,000 shares of Diedrich Coffee common stock. In addition to the initial grant, each non-employee director will also receive, upon each re-election to the our board, an automatic grant of an option to purchase up to 5,000 additional shares of our common stock. The initial grant vests over two years. The automatic re-election grant vests immediately before the next annual meeting of stockholders. All disinterested employee director options have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant. Diedrich Coffee may allow award recipients to pay for the exercise of options in a broker-assisted type transaction with the company. In the event of a change in control of Diedrich Coffee and the subsequent termination of a director, the vesting of all options accelerates. Upon such an acceleration, the initial option grants are exercisable for a period of one-year following the director's termination, while additional option grants are exercisable for 90 days following the termination.


1997 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN AND AGREEMENT


     In April 1997, the disinterested directors on the board of directors adopted and approved the 1997 Non-Employee Directors' Stock Option Plan and Agreement to recognize and compensate the disinterested directors for their service to Diedrich Coffee above and beyond normal requirements. Pursuant to that plan, one-time grants of options to purchase up to 10,000 shares of Diedrich Coffee common stock were granted to each of Mr. Churm and Mr. Heeschen. These options vested on April 25, 1998, twelve months after they were granted and will expire on the earlier of April 25, 2007, or 180 days after the termination of the director. Diedrich Coffee may allow Messrs. Churm and Heeschen to pay for the exercise of the options in a broker-assisted type transaction with the company. In the event of a change in control of Diedrich Coffee and the subsequent termination of either director, the terminated director has 180 days to exercise his options. No additional options are available for grant under the 1997 Non-Employee Directors Stock Option Plan and Agreement.


EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

     John E. Martin


     On November 17, 1997, John E. Martin entered into a letter agreement with Diedrich Coffee appointing him as a director and as Chairman of the Board. The agreement provides for a base salary of $100,000 per year for so long as Mr. Martin continues as Chairman of the Board. Mr. Martin is not to receive employee benefits nor any other compensation to which he would otherwise be entitled for serving on the board and the board may terminate him in its discretion at any time with or without reason. We have agreed to employ a full-time executive assistant on his behalf with an annual salary not to exceed $72,000 per year. Diedrich Coffee also agreed (1) to reimburse Mr. Martin for all reasonable and necessary travel and other business expenses incurred in connection with the performance of services under the agreement; (2) to enter into an indemnification agreement with Mr. Martin in the form provided to each of the other directors and executive officers of Diedrich Coffee; and (3) to reimburse Mr. Martin for reasonable legal and accounting fees incurred in connection with the negotiation and execution of the agreement in an amount not to exceed $10,000. Finally, the agreement recognizes that Mr. Martin's other business interests relate to restaurants and provides that we waive any rights or claims to other business opportunities involving the restaurant business which may become available to Mr. Martin, other than opportunities involving the coffeehouse business or other businesses in which the principal activity involves the sale of coffee and coffee beverages.



     On November 17, 1997, Mr. Martin also entered into a stock option plan and agreement with Diedrich Coffee. Our stockholders approved Mr. Martin's option agreement at a special meeting held on January 22, 1998. We granted Mr. Martin options to purchase an aggregate of 850,000 shares of common stock for the purpose of encouraging and rewarding Mr. Martin's contributions to the performance of Diedrich Coffee and to align Mr. Martin's interests with the interests of our stockholders. The options granted to Mr. Martin are exercisable, at the following exercise prices:


     (1) 450,000 shares of common stock at an exercise price of $4.00 per share;

     (2) 100,000 shares of common stock at an exercise price of $5.00 per share;

     (3) 150,000 shares of common stock at an exercise price of $8.00 per share; and

     (4) 150,000 shares of common stock at an exercise price of $10.00 per share.


     All of the options granted to Mr. Martin become exercisable on the earlier of May 15, 2002 or as soon as the closing price of our common stock on the Nasdaq National Market exceeds the respective exercise price for at least seven trading days in any period of ten consecutive trading days. All options are to terminate if unexercised on November 17, 2002 or, if Mr. Martin resigns from Diedrich Coffee or we terminate Mr. Martin's employment for cause, the options will become unexercisable within sixty days. Only Mr. Martin is eligible to receive options under his option agreement and the options are not transferable or assignable. Subject to the discretion of the compensation committee of the board, Mr. Martin may pay the exercise price for his options with cash or by delivery of shares of our common stock with a value equal to the exercise price or through a combination of cash and shares.


     Timothy J. Ryan


     On November 17, 1997, Timothy J. Ryan entered into a two-year employment agreement with Diedrich Coffee as our President and Chief Executive Officer. The agreement provides for an annual salary of $200,000 per year, a discretionary performance bonus which may be awarded by the compensation committee after twelve months of employment (not to initially exceed 25% of Mr. Ryan's base salary), and employee benefits that include three weeks annual vacation leave, reimbursement for all reasonable and necessary travel and other business expenses incurred in connection with the performance of services under the agreement, and the payment of a monthly car allowance of $600. The employment agreement may be terminated before the completion of two years in the event of Mr. Ryan's sustained incapacity as defined in the agreement or by Diedrich Coffee for cause as defined in the agreement. We may also terminate Mr. Ryan for any other reason, however, in such event, Mr. Ryan will be entitled to receive a severance payment equal to fifty percent of his base salary.



     On November 17, 1997, Mr. Ryan also entered into a stock option plan and agreement with Diedrich Coffee. Our stockholders approved Mr. Ryan's option agreement at a special meeting held on January 22, 1998. We granted Mr. Ryan options to purchase an aggregate of 600,000 shares of our common stock for the purpose of encouraging and rewarding Mr. Ryan's contributions to the performance of Diedrich Coffee and to align Mr. Ryan's interests with the interests of our stockholders. The options granted to Mr. Ryan are exercisable, at the following exercise prices:


     (1) 50,000 shares of common stock at an exercise price of $3.50 per share;

     (2) 75,000 shares of common stock at an exercise price of $4.50 per share;

     (3) 125,000 shares of common stock at an exercise price of $5.00 per share;

     (4) 175,000 shares of common stock at an exercise price of $8.00 per share; and

     (5) 175,000 shares of common stock at an exercise price of $10.00 per share.


     The options become exercisable on the earlier of May 15, 2002 or upon the satisfaction of two conditions: (1) the options having vested pursuant to a vesting schedule set forth in the agreement and (2) after the date of the agreement, the closing price of the common stock on the Nasdaq National Market shall have exceeded the option price per share for at least seven trading days in any period of ten consecutive trading days. All options are to terminate if unexercised on November 17, 2002 or, if Mr. Ryan resigns from Diedrich Coffee without good cause or we terminate Mr. Ryan's employment for cause, the options will become unexercisable within sixty days. Only Mr. Ryan is eligible to receive options under the his option agreement and the options are not transferable or assignable. Subject to the discretion of the compensation committee of the board, Mr. Ryan may pay the exercise price for his options with cash or by delivery of shares of our common stock with a value equal to the exercise price or through a combination of cash and shares.


     Martin R. Diedrich


     Martin R. Diedrich entered into a new employment agreement with Diedrich Coffee, which appointed him as Diedrich Coffee's Chief Coffee Officer beginning as of June 29, 1998. The term of the agreement is three years. The agreement provides for a base salary of $120,000 per annum, increasing to $140,000 per annum beginning in the second year of the agreement, and to $160,000 in the third year. Mr. Diedrich receives employee benefits consistent with our policies for other senior executives.


     Ann Wride


     In April 1998, Ann Wride entered into an employment agreement with Diedrich Coffee appointing her Vice President and Chief Financial Officer. The term of the agreement is two years. The agreement provides for a base salary of $155,000 per annum and an annual incentive bonus of up to 25% of base salary based on the company's performance and Ms. Wride's performance against objectives approved by the board. If terminated without cause, Ms. Wride is entitled to six months salary as severance compensation. Ms. Wride also received options to purchase up to 50,000 shares of common stock at an exercise price of $5.8125, vesting over two years. Ms. Wride receives employee benefits consistent with Diedrich Coffee's policies from other senior executives.

     Dolf Berle


     In April 1998, Dolf Berle entered into an employment agreement with Diedrich Coffee appointing him Vice President of Franchise Development. The agreement provides for a base salary of $155,000 per annum and an annual incentive bonus of up to 25% of base salary based on the company's performance and Mr. Berle's performance against objectives approved by the board. If terminated without cause, Mr. Berle is entitled to six months salary as severance compensation. Mr. Berle also received options to purchase up to 50,000 shares of our common stock at an exercise price of $6.25 vesting over two years. According to the terms of the employment agreement, Mr. Berle was also granted 10,000 stock options annually for each of the five years following the end of the two-year vesting period of the initial grant. The exercise price of those options will be the date of the annual grant. Mr. Berle receives employee benefits consistent with Diedrich Coffee's policies from other senior executives.


     Catherine Saar


     On June 11, 1998, Catherine Saar entered into an employment agreement with Diedrich Coffee appointing her Vice President, Marketing. The agreement provides for a base salary of $120,000 per annum and an annual incentive bonus of up to 25% of base salary based on the company's performance and Ms. Saar's performance against objectives approved by the board. If terminated without cause, Ms. Saar is entitled to four months salary as severance compensation. Ms. Saar also received options to purchase up to 20,000 shares of our common stock at an exercise price of $7.75, vesting over two years. Ms. Saar receives employee benefits consistent with Diedrich Coffee's policies for other senior executives.


REPORT OF THE COMPENSATION COMMITTEE


     The compensation committee consists of Messrs. Churm, Goelman and Heeschen. The compensation committee administers Diedrich Coffee's stock option plans and sets compensation levels for our executive officers. Our executive compensation policies and programs are designed to:


     - provide competitive levels of overall compensation that will attract and retain the best executive talent in the industry;

     - motivate executive officers to perform at their highest level;

     - align executive officer and stockholder interests to create stockholder value; and

     - reward executive officers for achievement of corporate and individual objectives.

     To achieve these goals, the compensation committee and the board of directors have established an executive compensation program consisting primarily of three integrated components: base salary, annual bonus and stock options.

     Base Salary. Base salaries for executive officers are set by the compensation committee after considering factors such as competitive environment, experience level, position, responsibility and overall contribution of the executive. Base salaries for the executive officers were established in their respective employment agreements.


     Annual Bonus. All executive officers, including the Chief Executive Officer, are eligible to receive an annual bonus. The employment agreements for the executive officers provide for discretionary performance bonuses based upon Diedrich Coffee's performance and the respective executive officer's contribution to this performance. The board awarded annual bonuses to sixteen employees, including three of the executive officers, for the fiscal year ended January 27, 1999 because of outstanding performance by such persons during the year. These bonuses were paid after the fiscal year ended January 27, 1999 but related to performance during the fiscal year.

     Stock Options. The third component of the compensation program for executive officers is in the form of stock option awards. Diedrich Coffee's 1996 Stock Incentive Plan provides for long-term incentive compensation for Diedrich Coffee employees, including executive officers. Stock option awards align the interests of executive officers with those of stockholders by providing an equity interest in Diedrich Coffee, thereby providing incentive for the executive officers to maximize stockholder value. Option awards directly tie executive compensation to the value of our stock. The compensation committee is responsible for determining, subject to the terms of the 1996 Stock Incentive Plan, the individuals to whom grants are made, the timing of grants and the number of shares per grant. The number of shares are determined based upon the individual's position in Diedrich Coffee, competitive company practices and the number of unvested shares already held by the individual. Stock options are generally granted with an exercise price equal to the fair market value of Diedrich Coffee common stock on the date of grant. During fiscal 1999, the compensation committee granted stock options to approximately 76 employees. This was a wider employee base than in past years. The goal of the compensation committee was to ensure employees were focused on increasing stockholder value. The group included the majority of corporate office employees as well as general managers and assistant managers at the coffeehouse level.


     Chief Executive Officer. In November 1997, Diedrich Coffee entered into an employment agreement as well as a stock option plan and agreement with Mr. Ryan. The stockholders of Diedrich Coffee approved the Stock Option Plan and Agreement at a special meeting called for that purpose on January 22, 1998. The terms of Mr. Ryan's employment agreement and stock option plan and agreement are described under "-- Employment Agreements and Compensation Arrangements." The process of establishing the Chief Executive Officer's compensation parallels the process and criteria used in establishing compensation levels for other executive officers. There were no changes made during the fiscal year ended January 27, 1999 to Mr. Ryan's employment agreement or his compensation package.


     Policy with Respect to Internal Revenue Code Section 162(m). In 1993, the Internal Revenue Code was amended to add Section 162(m). Section 162(m) and the regulations thereunder place a limit of $1 million on the amount of compensation that may be deducted by Diedrich Coffee in any year with respect to certain of our most highly compensated officers. Section 162(m) does not, however, disallow a deduction for qualified "performance-based compensation," the material terms of which are disclosed to and approved by stockholders. At the present time, our executive officer compensation levels, other than "perform once-based compensation," do not exceed $1 million. The compensation committee and the board of directors plan to take such actions in the future to minimize the loss of tax deductions related to compensation as they deem necessary and appropriate in light of specific compensation objectives.


                                          Respectfully submitted,

                                          Peter Churm
                                          Paul C. Heeschen
                                          Lawrence Goelman

COMPENSATION COMMITTEE INTERLOCKS


     During the fiscal year ended January 27, 1999, the compensation committee of Diedrich Coffee's board of directors consisted of Mr. Churm, Mr. Goelman and Mr. Heeschen. No member of the compensation committee was, at any time during the fiscal year ended January 27, 1999 or at any other time, an officer or employee of Diedrich Coffee. There are no compensation committee interlocks between Diedrich Coffee and other entities involving our executive officers and board members who serve as executive officers or board members of such other entities.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND RELATED MATTERS


     Diedrich Coffee's certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware law. The certificate of incorporation provides further that Diedrich Coffee shall indemnify, to the fullest extent permitted by Delaware law, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of Diedrich Coffee. Subject to our certificate of incorporation, our bylaws provide that Diedrich Coffee shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of Diedrich Coffee except where such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer.



     Diedrich Coffee has entered into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers by the Delaware law and Diedrich Coffee's bylaws, subject to certain exceptions. The indemnification agreements may require Diedrich Coffee, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of Diedrich Coffee and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition. the indemnification agreements provide generally that Diedrich Coffee will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceeding against them as to which they may be entitled to indemnification. We believe these agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.


     The indemnification provisions in Diedrich Coffee's bylaws, and the indemnity agreements entered into between Diedrich Coffee and its directors and executive officers, may permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Diedrich Coffee pursuant to the foregoing provisions or otherwise, Diedrich Coffee has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

KEY MAN LIFE INSURANCE


     We currently maintains a term life insurance policy in the amount of $10,000,000 on the life of Martin Diedrich under which Diedrich Coffee is the sole beneficiary.


CERTAIN TRANSACTIONS REGARDING DIEDRICH COFFEE


     On April 6, 1999, we entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of Diedrich Coffee and the beneficial owner of approximately 6.6% of the outstanding shares of our common stock. Under the loan agreement, all outstanding principal and interest is due and payable on April 6, 2000. The loan is secured by the assets of Diedrich Coffee with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, we issued warrants to Mr. Youness to purchase 70,000 shares of Diedrich Coffee common stock at a price of $5.625 per share.



     On August 19, 1997, the company entered into a promissory note, term loan agreement and security agreement with the Virginia R. Cirica Trust. The trust is controlled by Ms. Cirica, who is the spouse of Lawrence Goelman, then Chairman and Interim Chief Executive Officer and currently a director of Diedrich Coffee.



     Shortly before the trust entered into the loan documents, Mr. Goelman loaned Ms. Cirica approximately $250,000. Some of those funds were transferred by Ms. Cirica to the trust and advanced to Diedrich Coffee pursuant to the loan documents. The loan was secured by the assets of Diedrich Coffee and provided for borrowings up to $500,000 with interest accruing at the prime rate plus
3 1/2%. This note was fully paid and discharged on December 17, 1997.



     In connection with the loan documents with the Cirica Trust, Diedrich Coffee issued a warrant to the trust to purchase up to 85,000 shares of Diedrich Coffee's common stock if the loan were repaid in full within 120 days of closing, or up to 170,000 shares of Diedrich Coffee's common stock if the loan was not repaid within 120 days, all at a price of $2.25 a share. The warrants were reduced to 85,000 shares of Diedrich Coffee's common stock by virtue of the December repayment of the note in full. The warrants were exercised in December 1998. Mr. Goelman disclaims any pecuniary interest in the loan to Diedrich Coffee and any beneficial interest in the trust, except to the extent to which Mr. Goelman is a contingent beneficiary under the terms of the trust.

DIEDRICH COFFEE'S PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 1999, by:



     - each person or group of affiliated persons who we know owns beneficially 5% or more of our common stock;



     - each of our directors;



     - each of our executive officers listed in the summary compensation table; and



     - all of our directors and executive officers as a group.



Percentage of ownership is calculated as required by Commission Rule 13d-3(d)(1). Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table below includes the number of shares underlying options that are exercisable within 60 days from June 1, 1999.



                 NAME AND ADDRESS                       AMOUNT AND NATURE         PERCENT OF
              OF BENEFICIAL OWNER(1)                OF BENEFICIAL OWNERSHIP(2)      CLASS
              ----------------------                --------------------------    ----------
D.C.H., L.P.......................................           1,473,197(3)            23.9%
  450 Newport Center Drive
  Suite 450
  Newport Beach, CA 92660
Amre A. Youness...................................             500,958(4)             7.6%
  301 North Lake Avenue
  Suite 910
  Pasadena, CA 91101
Cosleno, Inc......................................             340,000(5)             5.2%
  3753 Howard Hughes Parkway
  Suite 200
  Las Vegas, NV 89109
Steven A. Lupinacci...............................             309,061(6)             5.0%
Dolf A. Berle.....................................              26,000(7)               *
Peter Churm.......................................              50,000(8)               *
Martin Diedrich...................................             656,107(9)            10.6%
Lawrence Goelman..................................             117,700(10)            1.9%
Paul C. Heeschen..................................           1,796,480(11)           29.0%
John E. Martin....................................           1,258,533(12)           17.9%
Timothy J. Ryan...................................             629,367(13)            9.3%
Catherine Saar....................................              11,000(14)              *
Ann Wride.........................................              26,000(15)              *
All directors and executive officers
  as a group (9 persons)..........................           4,571,187(16)           58.1%


-------------------------
  *  Less than 1%

 (1) Unless otherwise indicated, the address of each person in this table is c/o Diedrich Coffee, 2144 Michelson Dr., Irvine, California 92612.


 (2) Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of June 1, 1999 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage owned by each other stockholder listed. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.

 (3) Paul C. Heeschen, a director of Diedrich Coffee, is the sole general partner of this limited partnership with voting and investment power as to all shares beneficially owned by the limited partnership.


 (4) Pursuant to Schedule 13D filed with the Commission and dated as of October 14, 1997, includes 70,000 shares that are subject to warrants exercisable within 60 days and 340,000 shares that are subject to warrants exercisable within 60 days of which he has shared voting and dispositive power with Cosleno, Inc.


 (5) Pursuant to Schedule 13D as filed with the Commission and dated as of October 14, 1997, Cosleno, Inc. and Amre A. Youness, who is the sole stockholder of Cosleno, Inc., have shared voting and dispositive power of the 340,000 shares that are subject to warrants exercisable within 60 days.


 (6) Mr. Lupinacci resigned as Chief Executive Officer, President and Chief Financial Officer effective March 12, 1997.



 (7) Includes 26,000 shares subject to options that are exercisable within 60 days.



 (8) Includes 30,000 shares subject to options that are exercisable within 60 days.



 (9) Includes 1,000 shares subject to options that are exercisable within 60 days.



(10) Includes 105,000 shares subject to options that are exercisable within 60 days. This number does not include the 85,000 shares subject to warrants held by the Virginia R. Cirica Trust. Ms. Cirica is Mr. Goelman's wife. Mr. Goelman disclaims any beneficial interest in the Virginia R. Cirica Trust, except to the extent to which Mr. Goelman is a contingent beneficiary under the terms of that trust.



(11) Includes 1,473,197 shares beneficially owned by D.C.H., L.P. and 255,914 shares beneficially owned by Redwood Enterprises VII, L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Also includes 7,369 shares owned personally by Mr. Heeschen and 30,000 shares held personally by Mr. Heeschen subject to options that are exercisable within 60 days and 25,000 shares purchased on the open market by the Palm Trust, of which Mr. Heeschen is a trustee with shared voting and investment power as to all of such shares.



(12) Includes 850,000 shares subject to options that are exercisable within 60 days.



(13) Includes 600,000 shares subject to options that are exercisable within 60 days.



(14) Includes 11,000 shares subject to options that are exercisable within 60 days.



(15) Includes 26,000 shares subject to options that are exercisable within 60 days.



(16) Includes 1,679,000 shares subject to options that are exercisable within 60 days.


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


     Under the securities laws of the United States, the directors and officers of Diedrich Coffee and persons who own more than 10% of the company's equity securities are required to report their initial ownership of the company's equity securities and any subsequent changes in that ownership to the Commission and the Nasdaq National Market. Specific due dates for these reports have been established, and we are required to disclose in this document any late filings during the fiscal year ended January 27, 1999. To our knowledge, based solely on its review of the copies of such reports required to be furnished to the company during the fiscal year ended January 27, 1999, all of these reports were timely filed.

STOCK PERFORMANCE GRAPH


     The following graph shows a comparison of the cumulative total returns for the period beginning on September 12, 1996, the date Diedrich Coffee common stock was first publicly traded, and ending on January 27, 1999 for:



     - Diedrich Coffee common stock;


     - the Total Return Index for the Nasdaq National Market (U.S. companies);
       and

     - the Total Return Index for Nasdaq Retail Trade Stocks.


Each of the above assumes an initial value of $100 and reinvestment of dividends. Although the graph would normally cover a five-year period, Diedrich Coffee common stock has been publicly traded only since September 12, 1996, so the graph begins on that date. The comparisons in the graph are required by the Commission and are not intended to forecast or be indicative of possible future performance of our common stock.


                                                         RETAIL                      NASDAQ                       DDRX
                                                         ------                      ------                       ----
'9/12/96'                                                100.00                      100.00                      100.00
'10/30/96'                                                98.41                      102.88                       97.62
'1/29/97'                                                 97.34                      116.09                       80.95
'4/30/97'                                                 88.70                      107.83                       25.00
'7/30/97'                                                107.69                      136.25                       27.38
'10/29/97'                                               111.49                      137.99                       26.79
'1/28/98'                                                114.79                      139.16                       59.52
'4/29/98'                                                134.05                      159.67                       76.19
'7/29/98'                                                131.19                      161.73                       64.89
'10/28/98'                                               108.69                      150.99                       40.48
'1/27/99'                                                136.62                      209.69                       42.27

                        INFORMATION ABOUT COFFEE PEOPLE

BUSINESS

GENERAL

     Coffee People is the second largest specialty coffee retailer in the United States with 255 franchise and 65 company-operated stores in the United States and internationally as of March 6, 1999. In addition to its network of retail outlets, Coffee People operates a coffee roasting facility located in Castroville, California.

CORPORATE ORGANIZATION

     As of March 6, 1999, Coffee People was 69.3% owned by Second Cup.

     On May 19, 1998, Coffee People combined with Gloria Jean's Inc. in a transaction in which Coffee People acquired all of the outstanding common stock of Gloria Jean's in exchange for the issuance of 7,460,679 shares of Coffee People common stock to Second Cup USA Holdings, giving Second Cup majority ownership of the combined company. Following completion of this transaction, Coffee People relocated its corporate offices from Beaverton, Oregon to Castroville, where Gloria Jean's offices were located.

     Coffee People accounted for the transaction as a reverse merger in which Gloria Jean's was treated as the acquiror for financial reporting purposes. As a result of this accounting treatment, the historical financial statements of Gloria Jean's became the historical financial statements of the combined company. Also consistent with this accounting treatment, the fiscal year end for Coffee People was changed from December 31 to the last Saturday in June, to conform with the year end used by Gloria Jean's.

COFFEE PEOPLE RETAIL BRANDS

     Coffee People operates three retail brands:

     GLORIA JEAN'S: Gloria Jean's has 26 company-operated stores and 254 franchised stores in 38 states, one U.S. territory and in six foreign countries. Second Cup acquired the Gloria Jean's business effective September 30, 1995 from Brothers Retail Corp., a subsidiary of Brothers Gourmet Coffees, Inc. which had acquired the business in 1993 from its original owners. The first Gloria Jean's store opened in 1979 in Illinois and franchising of Gloria Jean's stores began in 1986.

     COFFEE PEOPLE (OREGON): Coffee People (Oregon) opened its first store in Portland, Oregon in 1983 and currently has 26 stores, all located in Oregon. All of the Coffee People (Oregon) stores are company-operated and include neighborhood coffeehouses, drive-through espresso bars, mall-based stores and specialty kiosks.

     COFFEE PLANTATION: There are 13 company-operated Coffee Plantation stores and one franchised store -- 12 located in Phoenix, Arizona and two located in Tucson, Arizona. Coffee People acquired the Coffee Plantation stores in May 1997 from The Coffee Plantation, Inc., an indirect wholly-owned subsidiary of The Second Cup Ltd.


     Coffee People carries on its Gloria Jean's operations through its wholly owned subsidiary Gloria Jean's Inc., which indirectly owns 100% of the outstanding capital stock of Gloria Jean's Gourmet Coffees Franchising Corp. and Gloria Jean's Gourmet Coffees Corp. Gloria Jean's Franchising Corp. is in the business of selling franchisees the right to own and operate Gloria Jean's coffee stores. Gloria Jean's Gourmet Coffees is a wholesaler and distributor of coffees, beverage products, and related supplies and accessories to franchisees and third parties. In addition, Gourmet Coffees generally negotiates and leases sites for the location of Gloria Jean's stores on behalf of franchisees and subleases the sites to them on a cost pass-through basis.

     Following the May 1998 merger with Gloria Jean's, management performed a strategic review to identify the most effective and profitable way to leverage the value and growth potential of its three brands. Management concluded that the franchise model used at Gloria Jean's was the best strategy for the Coffee People (Oregon) and Coffee Plantation brands. On September 1, 1998, Coffee People announced that it would make all existing company-operated Coffee People (Oregon) stores and Coffee Plantation stores available for franchising, and that new Coffee People (Oregon) and Coffee Plantation stores would be franchised. As a result of the proposed merger with Diedrich Coffee, this franchising program has been deferred.

PRODUCTS AND MARKETING

     Coffee People's retail stores all sell coffee and coffee beverages, although the product line differs somewhat among the three brands. Gloria Jean's retail outlets generally offer a full range of coffee beans, coffee beverages, teas and food as well as a variety of related gifts, supplies, equipment and accessories. The Coffee People (Oregon) and Coffee Plantation stores sell coffee beverages, coffee beans, cookies, pastries, ice cream, shakes and coffee-related merchandise. Some Coffee Plantation stores offer an expanded menu including soups, salads, sandwiches and light meals.

     Coffee People's central marketing strategy is to offer high quality products and exceptional customer service in a satisfying and stimulating environment that creates customer loyalty. Coffee People's primary product lines include:

     - BEVERAGES. Coffee People features brewed coffees, espresso-based drinks, ice-cream drinks, Mocha Chiller and Fruit Chillers and a variety of other drinks. Existing and new products are frequently sampled in stores to introduce customers to new taste experiences.


     - WHOLE BEANS. Coffee People features a number of proprietary blends and estate coffees as well as flavored coffees. The Gloria Jean's brand is known for its whole bean flavored coffees, which currently represent more than 50 percent of whole bean sales. Flavored coffee is a growing portion of the coffee industry. Coffee People believes that the ongoing development and featuring of new flavors, blends and single origin coffees provide customers with variety and retains their interest.


     - GIFT AND OTHER MERCHANDISE. Most of Coffee People's retail outlets carry proprietary coffee-related accessories, appliances and gift items to complement its coffee products. Because of their mall locations, the majority of Gloria Jean's mall-based stores place more emphasis on gift and accessory items.

     The following table sets forth, as percentages, the approximate sales mix by category of Coffee People's principal products for its 36 weeks ended March 6, 1999 for its company-operated stores:

                                                     COFFEE PEOPLE (OREGON)
                                    GLORIA JEAN'S    AND COFFEE PLANTATION
                                     % OF SALES            % OF SALES
                                    -------------    ----------------------
Beverages.........................        63%                  68%
Coffee Beans......................        17%                   6%
Food Items........................         6%                  24%
Gifts & Other Merchandise.........        14%                   2%
                                         ---                  ---
          Total...................       100%                 100%
                                         ===                  ===

DISTRIBUTION STRATEGY AND STORE TYPES


     Coffee People's principal distribution channel is retail stores, including mall coffee stores, neighborhood coffeehouses, drive-through espresso bars, airport stores, and specialty kiosks. Coffee People may seek to develop other distribution points such as wholesale, mail order catalogs, airlines and co-developed stores that feature coffee and other complementary products. For example, Coffee People (Oregon) has entered into a licensing agreement with an ice cream manufacturer for the distribution of ice cream under Coffee People's brand name in supermarkets and other grocery outlets.


     Coffee People has five retail operating systems:


     MALL COFFEE STORE/KIOSK/CAFE. Coffee People's mall coffee stores consist primarily of Gloria Jean's outlets. Mall coffee stores generally are full-service stores with limited seating, selling coffee-related merchandise and whole beans along with prepared espresso-based drinks and other hot and cold beverages. As of March 6, 1999, Coffee People had 269 Gloria Jean's and four Coffee Plantation mall coffee stores.



     NEIGHBORHOOD COFFEEHOUSE. Neighborhood coffeehouses, located in both urban and suburban neighborhoods and business districts, offer a complete line of coffee products, including beverages, beans and merchandise. As of March 6, 1999, Coffee People had 18 neighborhood coffeehouses: seven in the Portland area and one in Eugene, Oregon operating under the Coffee People brand, eight neighborhood coffeehouses in Arizona operating under the Coffee Plantation brand and two under the Gloria Jean's brand.



     DRIVE-THRU ESPRESSO BAR. Drive-thru espresso bars operate under the Motor Moka(R) sub-brand. As of March 6, 1999, Coffee People operated ten of these stores in Portland, two of which have indoor seating. Drive-thru stores without indoor seating generally have a walk-up window. These stores are designed to maximize customer convenience by eliminating the need to park a car and walk into a store.


     AIRPORT STORE. Coffee People (Oregon) operates seven stores at Portland International Airport operating under the sub-brand name Aero Moka(R). These stores include quick grab-and-go kiosks, coffee bars and a sit-and-relax cafe. Gloria Jean's has two airport stores and is in the process of opening more. Coffee People believes these types of stores provide increased brand recognition.

     SPECIALTY KIOSK OR CART. Coffee People's specialty kiosk or cart format is designed for placement in high-traffic locations such as supermarkets, university campuses and office building lobbies. Kiosks primarily sell coffee beverages and pastries. As of March 6, 1999, Coffee People has ten kiosks -- seven operating under the Gloria Jean's brand, one in Portland operating under the Coffee People brand and two Coffee Plantation kiosks in Phoenix. Coffee People intends to expand in this area as opportunities arise.

COFFEE ROASTING FACILITY

     Coffee People operates its own coffee roasting facility in Castroville, California, from which it supplies all its franchise and company-operated stores. Following the merger with Gloria Jean's, Coffee People integrated the Coffee People (Oregon) and Coffee Plantation roasting requirements into the Castroville roasting facility. In addition, Coffee People has begun roasting some of Diedrich's coffee requirements in its Castroville facility. The green coffee being roasted has been sourced by Diedrich Coffee.

     In order to avoid speculation on spot coffee prices, which are subject to price fluctuations, Coffee People typically enters into contracts to lock in a portion of its future coffee prices. As of March 6, 1999, Coffee People had contracted for approximately 84 percent of its overall estimated coffee requirements through June 1999. Coffee People is subject, however, to the worldwide supply and availability of coffee. Substantially all of Coffee People's coffees are delivered through the port of San Francisco, approximately 115 miles from Castroville.

     Coffee People is committed to delivering the highest quality coffee and has developed supply relationships with specialty coffee growers and processors to ensure a reliable ongoing source of quality green coffee. The coffee is roasted, packaged and distributed in accordance with exacting quality standards. Roasted whole bean coffees are packaged in special one-way valve bags which allow gases emitted by the freshly roasted coffee to escape while preventing air or moisture from entering the bag and causing the coffee to stale.

     In 1997, Coffee People began using a 4 ounce valve can which applies the same one-way valve technology to a can, permitting freshly ground coffee to be packaged immediately after roasting. This results in fresher coffee than typically available in a can, providing customers with a convenient, high quality product which is particularly important for gift giving when the coffee may not be consumed for several weeks after it is purchased. Coffee People manufactures these canned coffee products for its franchisee stores, company-operated stores and Second Cup stores in Canada.

     Coffee People sells and distributes coffees to its franchisees on a cost-plus basis, which includes the actual cost of green coffee and costs associated with roasting and delivery, plus a fixed mark-up. As a result, the gross profit from wholesale product sales is generally insulated from variability in coffee prices except to the extent that such fluctuations affect the demand for specialty coffee. Gross profit associated with sales of coffee at company-operated stores is not similarly insulated.

FRANCHISES

     On September 1, 1998, Coffee People announced that it was adopting an "all franchising" business strategy. Existing company-operated stores operating under the Coffee People (Oregon) and Coffee Plantation brands, as well as new stores, are currently being offered for franchising. The Gloria Jean's stores are already primarily franchised. As a result of the proposed merger with Diedrich Coffee, this franchising program has been deferred.

     FRANCHISE OPERATIONS

     Coffee People's current franchise agreement requires franchisees to purchase all of their coffee from Coffee People. In addition, Coffee People supplies franchisees with other non-coffee products, such as cups, bags and napkins. Suppliers of products sold in its franchised stores are subject to Coffee People approval to ensure that quality standards and product consistency are maintained at all times.

     Coffee People has the first right to purchase any existing franchise store that a franchisee wishes to sell. If Coffee People does not choose to purchase the franchise, it has the right to approve the new franchisee prior to the franchise transfer.

     Management believes that store profitability and the quality of customer service are maximized when stores are operated by talented and committed management. Coffee People has implemented a rigorous screening process for the selection of qualified franchisees and management.

     FRANCHISE SUPPORT PROGRAMS

     Coffee People provides a variety of support services to its franchisees. These services include:


     - training;



     - supervision;

     - business consultation;



     - strategic direction;



     - marketing;



     - product sourcing; and


     - volume purchasing savings.


Coffee People has established an intensive three week training program for its franchisees that includes training on in-store operations, coffee knowledge, merchandising, buying, controls and accounting. Management works closely with franchisee representatives on issues that affect the operations of stores. Franchisees are surveyed regularly to provide feedback on subjects that affect the operations of their stores.


     FRANCHISE ECONOMICS


     The franchisee is responsible for all of the capital expenditures associated with the store, although Coffee People usually coordinates construction and development of new stores to ensure consistency. For drive-thru units, Coffee People plans to use both a single store and an area development approach, under which the area developer agrees to develop a specified number of units in a geographical territory and obtains certain rights to that territory. Ongoing charges to franchisees include a royalty of 6 percent of gross sales, and an advertising fund contribution of up to 3 percent of gross sales.


FACILITIES AND STORE LOCATIONS

     All of the Gloria Jean's locations are operated in leased premises, most situated in regional malls. Virtually all of the leased premises occupied by franchised outlets are leased by Gloria Jean's which then enters into sublease agreements with the franchisee on a cost pass-through basis. Gloria Jean's, however, remains obligated under the lease. Gloria Jean's stores are designed to accommodate locations in various sizes, ranging from 170 square foot kiosk outlets (which sell principally coffee drinks and other beverages) to 2,000 square foot full service stores.

     Coffee People owns the land and buildings on which two of its company-operated Coffee People (Oregon) drive-through espresso bars (Motor Moka(R)) are operated. In addition, it owns the building and leases the underlying land for five additional company-operated facilities. Existing company-operated retail stores range from 150 to 2,850 square feet. The monthly lease rate for certain stores is based on that store's monthly sales revenue. Some of Coffee People's leases expire in the near future.

     One of the Coffee People (Oregon) company-operated stores is operated in a shopping mall undergoing redevelopment for which rent is paid month-to-month. The lessor, at any time, could demand that Coffee People vacate the premises on 30 days prior written notice. Coffee People has periodic discussions with the lessor relative to entering into a long-term lease.

     Under its lease with the Port of Portland for the seven Aero Moka stores at Portland International Airport, Coffee People (Oregon) is required to enter into a joint venture with a certified disadvantaged business enterprise for one of its airport stores. Upon entry into the joint venture, Coffee People will have a 49 percent ownership in that store.

     Coffee People's corporate offices and roasting facilities in Castroville, California consist of approximately 60,000 square feet and are leased through December 31, 2005. Coffee People believes that its facilities in Castroville are adequate for its present needs and for the foreseeable future.

     Coffee People currently leases approximately 9,400 square feet of office space in Beaverton, Oregon and 1,888 square feet of office space in Tempe, Arizona for its regional offices. Coffee People is seeking to sublet or assign the lease, which expires in February 2004, for portions of its Beaverton office. Approximately 2,660 square feet is currently subleased to a third party.

     Coffee People's stores as of March 6, 1999 were located as follows:

                              GLORIA JEAN'S STORES

                  LOCATION                    NUMBER OF STORES
                  --------                    ----------------
United States:
  Midwest...................................         78
  West......................................         53
  East......................................         47
  Southeast.................................         32
  Northeast.................................         17
  Southwest.................................         16
                                                    ---
          Total.............................        243
United States Territory (Guam)..............          1
International
  Ireland...................................          3
  Japan.....................................         15
  Korea.....................................          2
  Mexico....................................          6
  Australia.................................          7
  United Arab Emirates......................          3
                                                    ---
          Total.............................         36
All Gloria Jean's stores....................        280
                                                    ===

Midwest: Arkansas, Illinois, Indiana, Kansas, Michigan, Minnesota, Nebraska, North Dakota, Oklahoma, Wisconsin, Missouri

West: Hawaii, California, Colorado, Nevada, Washington

East: Maryland, New Jersey, New York, Ohio, Pennsylvania, Virginia, West
Virginia

Southeast: Florida, Georgia, Kentucky, Louisiana, South Carolina, North Carolina, Tennessee

Northeast: Connecticut, Massachusetts, Maine, New Hampshire, Vermont

Southwest: Arizona, New Mexico, Texas

              COFFEE PEOPLE (OREGON) STORES
Oregon...............................................   26

                 COFFEE PLANTATION STORES
Arizona..............................................   14
                                                       ---
          TOTAL STORES:..............................  320
                                                       ===

COMPETITION

     The specialty coffee market is intensely competitive and highly fragmented. With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores.

     Coffee People competes with a growing number of specialty coffee retailers including Starbucks, Seattle's Best Coffee, Barnie's, Coffee Beanery Ltd, Caribou, Peet's Coffee and many others. Coffee People competes against virtually all coffee sellers. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for Coffee People coffees. Other specialty coffee companies including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores.

INTELLECTUAL PROPERTY

     Coffee People owns federal trademark registrations for "Coffee People," "Coffee Plantation," and "Gloria Jean's" as well as several other slogans, product names, design marks and logos. Coffee People also owns a number of common law service marks and trademarks in the United States including "Gloria Jean's Coffee Bean." Several federal trademark applications are pending, including one for "Gloria Jean's Coffees." Coffee People has also received trademark and service mark protection for the name Coffee People and related marks in Canada and Japan.

GOVERNMENT REGULATION

     In addition to the laws and regulations relating to the food service industry, Coffee People is subject to Federal Trade Commission, or the FTC, regulation and state laws which regulate the offer and sale of franchises.

     The FTC's Trade Regulation Rule relating to Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures generally requires Coffee People to give prospective franchisees a franchise offering circular containing information prescribed by the rule. In addition, several states regulate the offer and sale of franchises and require registration of the franchise offering with state authorities.

     State laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship exist in a substantial number of states. These laws generally require registration of the franchise offering with state authorities prior to making offers or sales and regulate the franchise relationship by, for example:


     - requiring the franchisor to deal with its franchisees in good faith;



     - prohibiting interference with the right of free association among franchisees;



     - prohibiting discrimination in fees and charges;



     - regulating the termination of the relationship;



     - requiring repurchase of inventories in some circumstances;



     - restricting nonrenewal by the franchisor;



     - limiting restrictions on transfers or inheritance of the franchisee's interests; and


     - regulating placement of competing units which might adversely affect the franchisee's results.

     These laws have not prevented Coffee People from seeking franchisees in any given area. Although the laws may restrict a franchisor in the termination of a franchise agreement by, for example, requiring "good cause" to exist as a basis for the termination, advance notice to the franchisee of the termination, an opportunity to cure a default and repurchase of inventory or other compensation, these provisions have not had a significant effect on Coffee People's franchise-related operations.

     Coffee People believes that its operations comply in all material respects with the FTC rule and state franchise laws. Any changes to the FTC rule or state franchise laws, or future court or administrative decisions, however, could affect Coffee People's franchise business.

     There are also extensive federal, state and local government regulations relating to the development and operation of food service outlets, including laws and regulations relating to:


     - building and seating requirements;



     - the preparation and sale of food;



     - cleanliness;



     - safety in the workplace; and


     - accommodations for the disabled.

Coffee People's relationship with its employees is also subject to regulation, such as:


     - minimum wage requirements;



     - anti-discrimination laws;



     - overtime and working conditions; and


     - citizenship requirements.

EMPLOYEES

     As of March 6, 1999, Coffee People had 893 employees, of which 364 were full time and 529 were part time employees. None of the employees are covered by a collective bargaining agreement. Coffee People believes that its employee relations are good.


LEGAL PROCEEDINGS



     Coffee People is and may continue to be a defendant and a plaintiff in various lawsuits and arbitrations from time to time. No legal proceedings are in progress or pending against Coffee People, other than proceedings set forth below or proceedings incidental to carrying on its business and operations in the ordinary course which, individually or in the aggregate, are not material to Coffee People.



     Security Trust Company v. Gloria Jean's Gourmet Coffees Corporation. The claimant filed a claim in the Superior Court of the State of California, County of Contra Costa, asking for unpaid rent and late charges for a Gloria Jean's store in Richmond, California vacated by Coffee People. Gloria Jean's has requested that the landlord mitigate damages caused by early termination of the lease by seeking to relet the premises. Unpaid rent plus rent through the remainder of the original lease term would be approximately $175,000. Management does not believe the outcome of this litigation will have a material adverse effect on Coffee People.



     KKW Enterprises, Inc. v. Gloria Jean's Gourmet Coffee Franchising Corp. On or about May 7, 1998, plaintiff filed a complaint against Franchising Corp. in the Superior Court of the State of Rhode Island for Providence County alleging that Franchising Corp., by making certain misrepresentations, fraudulently induced plaintiff to enter into franchise agreements for Gloria Jean's stores. Plaintiff seeks damages for the losses it purportedly sustained in obtaining and operating its Gloria Jean's stores, punitive damages and attorneys' fees, among others, and rescission of its two remaining franchise agreements. On Franchising Corp.'s motion, the case was removed to the United States District Court for the District of Rhode Island. Franchising Corp. has filed a Demand for Arbitration with the Chicago office of the American Arbitration Association, seeking a declaration that Franchising Corp. has no liability for the claims asserted, and has demanded that plaintiff submit the claims pending in the District Court to arbitration in accordance with the franchising agreements. This case is still in the early stages of litigation and there can be no assurance that a favorable outcome will be obtained or that, if the matter were resolved in favor of the plaintiff, there would not be a material adverse effect on Coffee People.



     Sugai Products, Inc., et. al. v. Kona Kai Farms, Inc., Regton Companies, Inc., Starbucks Corp., Peet's Coffee and Tea, Inc., Gloria Jean's Gourmet Coffees Corp., et. al. On January 9, 1997, the plaintiffs filed a putative class action against the defendants alleging violation of the Lanham Act, the Hawaii Uniform Deceptive Trade Practices Act and the Hawaii Unfair Trade Practices Act. The plaintiffs, who purport to represent a class of Kona coffee growers, wholesalers and retailers, allege that the defendants sold coffee beans grown in Central America under the false label "Kona coffee," and seek an injunction, unspecified damages, attorneys' fees and costs. In March, Gourmet Coffees Corp. and certain other defendants moved to dismiss the complaint or, in the alternative, for a more definitive statement of the claim. The plaintiffs filed a motion for class certification in July 1997. In January 1998, the United States District Court for the District of Hawaii denied class certification.



     Yumane Enterprises, et al. v. Kona Kai Farms, Inc., et al. Plaintiffs, a purported class of Kona Coffee farmers, filed a class action on October 23, 1998 in United States District Court for the District of Hawaii. Plaintiffs allege identical allegations as described above in the Sugai Products, Inc. case. Upon motion of the defendants, including Gloria Jean's, this action was consolidated with the Sugai Products, Inc. case.



     Patrick, et al. v. Kona Kai Farms, Inc., et al. On October 23, 1998, four named plaintiffs, on behalf of themselves and the general public, filed a complaint in California state court against Gloria Jean's and other defendants. Plaintiffs allege violations of California Business and Professions Code sec. 17200 and common law unfair competition and business practices, arising from the alleged sale of Panamanian coffee as Kona coffee.



     Although Gloria Jean's has denied the claims asserted by the plaintiffs in the three Kona coffee-related cases described above, and intends to vigorously defend its position, there can be no assurance that a favorable outcome will be obtained or that, if the matter were resolved in favor of the plaintiffs, there would not be a material adverse affect on Coffee People.



     Charles Walker, Phyllis Jean, Buckeye's Best Bean Corp. d/b/a Gloria Jean's Gourmet Coffee v. Gloria Jean's Gourmet Coffee Franchising Corp., et al. Plaintiffs filed a demand for arbitration on December 9, 1998, alleging common law fraud, negligent misrepresentation, violations of the Ohio Business Opportunity Purchasers Protection Act, violations of the Illinois Franchise Act and breach of contract. Plaintiffs have asserted a claim for unjust enrichment and punitive damages and are seeking damages in excess of $500,000. Although Gloria Jean's has denied the claims, and intends to vigorously defend its position, there can be no assurance that a favorable outcome will be obtained or that, if the matter were resolved in favor of the plaintiff, there would not be a material adverse effect on Coffee People.



     In June of last year, Gloria Jean's, Brothers Gourmet Coffees, and Brothers Retail Corp. agreed on present and future indemnification in connection with the settlement of the escrow account established pursuant to The Second Cup's purchase of Gloria Jean's stock from Brothers. As consideration for the settlement, Gloria Jean's has released Brothers from further liability for all pending and future legal proceedings. Brothers has agreed to continued indemnification of Gloria Jean's in connection with the Kona litigation as it relates to the period ended November 9, 1995 and for amounts owed on California and Illinois sales tax audits, currently under way, in excess of $130,000. On August 27, 1998, Brothers filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code with the United States Bankruptcy Court for the District of Delaware. However, Coffee People intends to take such legal measures management believes appropriate to protect any claims it may have against Brothers.

DIRECTORS AND EXECUTIVE OFFICERS



     The following table sets forth Coffee People's executive officers who will become executive officers of Diedrich Coffee.


EXECUTIVE OFFICERS


        NAME          AGE                  POSITION(S) HELD
        ----          ---                  ----------------
Alton W. McEwen.....  55     President and Chief Executive Officer
Mark J. Archer......  42     Executive Vice President, Chief Financial
                             Officer and Secretary
Robert Rodriguez....  45     President, Gloria Jean's division
Thomas M.             41     Senior Vice President, Coffee Plantation
  Twitchel..........         division
James A. McDermet...  46     Senior Vice President, Coffee People
                             (Oregon) division
Anthony Bonwell.....  48     Vice President, Real Estate and Construction
Bill Grimm..........  52     Vice President, Franchising
Matthew J. Kimble...  46     Vice President, Human Resources
Paul J. Marshall....  47     Vice President, Information Services
Julie A. Munger.....  38     Vice President, Corporate Controller
Lisa T. Steere......  35     Vice President, Marketing



     Alton W. McEwen has been President and Chief Executive Officer of Coffee People since May 1998. Mr. McEwen was President and Chief Operating Officer of Gloria Jean's from 1996 to 1998. From 1988 to 1996, Mr. McEwen was President and Chief Operating Officer of Second Cup Ltd. and has been a director of Second Cup Ltd. since 1988. He has been a director of Gloria Jean's, Franchising Corp., Gourmet Coffees and Edglo since November 1995.



     Mark J. Archer has been Executive Vice President, Chief Financial Officer and Secretary of Coffee People since May 1998 and held the position of Executive Vice President, Chief Financial Officer and Secretary of Gloria Jean's from February 1998 to May 1998. In June 1998, he was appointed Chief Financial Officer and director of Gloria Jean's, Franchising Corp., Gourmet Coffees, Inc. and Edglo. He previously was Senior Vice President and Chief Financial Officer of Jamba Juice Company from September 1995 through November 1997. Mr. Archer served as Chief Financial Officer and a director of Del Taco, Inc. from 1993 to 1995 and as Chief Financial Officer of Canteen Corporation from 1989 to 1993.



     Robert Rodriguez has been President of Coffee People's Gloria Jean's unit since September 1998. Previously, he was with McDonald's Corporation from 1992 to September 1998, serving as Region Vice President of Operations and Division Vice President of Strategic Planning. He worked with PepsiCo's Taco Bell division from 1981 to 1992, serving as zone vice president from 1989 to December 1991.



     Thomas M. Twitchel became Senior Vice President of Coffee People's Coffee Plantation division in May 1998. He was a management and real estate consultant with TMT Partners from August 1997 to May 1998. From November 1996 to August 1997, he was Senior Vice President of Coffee Plantation, Inc., a wholly-owned subsidiary of Second Cup. Ltd. Mr. Twitchel was Vice President of Operations with Red Robin International, Inc. in Irvine, California from 1993 until 1996.



     James A. McDermet joined Coffee People in November 1998 as Senior Vice President of the Coffee People (Oregon) division. From July 1996 to June 1998, he was President and Chief Operating Officer of Briazz, Inc. From November 1994 to July 1996, he was President and Chief Operating Officer of Java Southeast, Inc. From 1975 to 1994, he served in various capacities at Burger King Corporation, including Retail Division Sector Vice

President and Regional Vice President and General Manager where he oversaw over 300 company and franchise locations.


     Anthony Bonwell joined Coffee People in March 1999 as Vice President, Real Estate and Construction. Previously, Mr. Bonwell worked for the McDonald's Corporation in real estate from 1986 until March 1999. From April 1993 until March 1999, he was Real Estate Manager in the San Diego Regional Office.



     Bill Grimm has been Vice President, Franchising since January 1999. From May 1998 to January 1999, Mr. Grimm was President of Grimm International, a consulting firm in Los Angeles. From October 1996 to May 1998, Mr. Grimm was Vice President of Franchising for California Pizza Kitchen. From June 1996 to October 1996, Mr. Grimm was Director of New Business Development for Allied Domeeq in Los Angeles. From March 1993 to June 1996, he was National Director of Franchise sales for Baskin Robbins.



     Matthew J. Kimble joined Coffee People in January 1997 as Vice President, Human Resources. From February 1991 to January 1997, he served as Human Resources Manager for Thrifty Payless, Inc.



     Paul J. Marshall joined Coffee People in October 1998 as Vice President, Information Services. From January 1998 until October 1998, he worked as an MIS consultant, primarily for Coffee People. From January 1997 to January 1998, he was Vice President MIS for MacFrugal's Bargains Closeouts, Inc. in Carson, California. From 1995 to December 1996, he was Vice President of MIS for Kids Mart in Los Angeles, California. From 1994 to 1995, he was Vice President of MIS for Contempo Casuals in Los Angeles, California. From 1984 to 1994, Mr. Marshall was employed by Carter Hawley Hale Stores, Inc. in Anaheim, California, in various capacities, most recently as Senior Manager.



     Julie A. Munger joined Coffee People in August 1998 as Vice President & Corporate Controller and Chief Financial Officer of the Gloria Jean's division. She was previously Director of Business Analysis and Vice President & Controller for Household Credit Services, Inc., a subsidiary of Household International, from 1987 to 1998. A Certified Public Accountant in California, Ms. Munger worked at Deloitte, Haskins and Sells from 1984 to 1987.



     Lisa T. Steere was elected Vice President, Marketing in May 1998, having held the same position with Gloria Jean's from August 1997 to May 1998. She was Marketing Director for Fresh Express from October 1996 to August 1997. From 1991 to 1996, Ms. Steere held several positions with Nestle, including Consumer Marketing Director in their Beverage Division. From 1989 to 1991, she was Assistant Brand Manager of Coffee at Proctor & Gamble.


DIRECTORS

     Diedrich Coffee has agreed to create a vacancy on its board upon completion of the merger and appoint a director designated by Second Cup. Second Cup has designated Randy Powell as its director nominee for Diedrich Coffee's board. Mr. Powell's principal occupation for the last five years, as well as some additional information, is set forth below.


     Randy Powell is the President and Chief Executive Officer of The Second Cup Ltd. Mr. Powell joined Second Cup as President and Chief Operating Officer, Canadian Operations effective August 11, 1997. From June 1994 to August 1997, Mr. Powell was President and General Manager, S.C. Johnson & Son, Limited and prior to June 1994, he was Vice-President Sales, Campbell Soup Company Limited.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid by Coffee People during the last three fiscal years to its Chief Executive Officer and Coffee People's next most highly compensated persons who will be executive officers of Coffee People after the merger.

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                         ANNUAL COMPENSATION             ------------
                                                --------------------------------------    SECURITIES
                                       FISCAL                           OTHER ANNUAL      UNDERLYING     ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR    SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION
     ---------------------------       ------   ---------   --------   ---------------   ------------   ------------
Alton W. McEwen(1)...................   1998    $225,000    $25,000            (*)          63,900(3)     $   363(4)
  President, Chief Executive            1997     212,000         --        $45,000(2)        6,200(3)         363(4)
  Officer                               1996          --         --             --              --             --
Mark J. Archer(5)....................   1998    $ 58,346         --        $54,359(6)       50,000             --
  Executive Vice President,             1997          --         --             --              --             --
  Chief Financial Officer               1996          --         --             --              --             --
  and Secretary
Robert Rodriguez(7)..................   1998          --         --             --              --             --
  President, Gloria Jean's              1997          --         --             --              --             --
  division                              1996          --         --             --              --             --
Thomas M. Twitchel(8)................   1998    $ 28,526    $25,000             --              --        $75,000(9)
  Senior Vice President, Coffee         1997          --         --             --              --             --
  Plantation division                   1996          --         --             --              --             --
James A. McDermet(10)................   1998          --         --             --              --             --
  Senior Vice President, Coffee         1997          --         --             --              --             --
  People (Oregon) division...........   1996          --         --             --              --             --

-------------------------
  * Benefits and perquisites received totaled less than 10% of combined salary and bonus.

 (1) Mr. McEwen became President and Chief Executive Officer of Coffee People on May 19, 1998 upon completion of the Gloria Jean's merger. He was appointed as President of Second Cup's U.S. operations (including Gloria Jean's) on July 22, 1996.

 (2) Represents a housing subsidy paid to Mr. McEwen in conjunction with his appointment as an officer of Gloria Jean's and his relocation to Castroville, California.

 (3) Reflects options to purchase 50,000 common shares of Coffee People granted in fiscal year 1998, 13,900 options to purchase shares of The Second Cup Ltd. granted in fiscal 1998 and 6,200 options to purchase shares of The Second Cup Ltd. granted in fiscal 1997.

 (4) Represents premium for term life insurance.

 (5) Mr. Archer joined Gloria Jean's as Executive Vice President, Chief Financial Officer and Secretary on February 19, 1998. Upon completion of the Gloria Jean's merger on May 19, 1998, he assumed these positions with Coffee People.

 (6) Represents moving expenses and housing subsidies paid to Mr. Archer in conjunction with his appointment as an officer of Gloria Jean's and his relocation to Castroville, California.

 (7) Mr. Rodriguez was appointed President, Gloria Jean's division, in September 1998.

 (8) Mr. Twitchel was appointed Senior Vice President, Coffee Plantation division, in May 1998. He served as Senior Vice President of Coffee Plantation, Inc. from November 1996 to August 1997. Between August 1997 and May 1998 Mr. Twitchel was not employed by Coffee People or Coffee Plantation.

 (9) Represents severance paid to Mr. Twitchel on the termination of his employment with Coffee Plantation in August 1997.

(10) Mr. McDermet was appointed Senior Vice President, Coffee People (Oregon) division, in November 1998.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted to the following executive officers during the fiscal year ended June 27, 1998.

                                                                                    POTENTIAL REALIZABLE
                                               PERCENT                                    VALUE AT
                                               OF TOTAL                                ASSUMED ANNUAL
                                 NUMBER OF     OPTIONS                                 RATES OF STOCK
                                 SECURITIES   GRANTED TO                             PRICE APPRECIATION
                                 UNDERLYING   EMPLOYEES    EXERCISE                  FOR OPTION TERM(1)
                                  OPTIONS     IN FISCAL      PRICE     EXPIRATION   ---------------------
             NAME                GRANTED(#)      YEAR      ($/SHARE)      DATE        5%($)      10%($)
             ----                ----------   ----------   ---------   ----------   ---------   ---------
Alton W. McEwen................    50,000       20.1%        $3.20      6/23/08     $100,623    $254,999
Mark J. Archer.................    50,000       20.1%        $3.20      6/23/08     $100,623    $254,999
Thomas M. Twitchel.............    15,000        6.0%        $3.20      6/23/08     $ 30,187    $ 76,500

-------------------------
(1) The potential realizable values listed are based on an assumption that the market price of Coffee People's common stock appreciates at the stated rate, compounded annually, from the date of grant to the expiration date. The 5% and 10% assumed rates of appreciation are determined by the rules of the Commission and do not represent Coffee People's estimate of the future market price of Coffee People's common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth the number of shares covered by exercisable and unexercisable options held by the following executive officers on June 27, 1998, and the aggregate gains that would have been realized had these options been exercised on June 27, 1998, even though these options were not exercised, and the unexercisable options could not have been exercised, on that date. The following executive officers did not exercise any stock options during the 1998 fiscal year.

                                   NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                  UNDERLYING UNEXERCISED              IN-THE-MONEY OPTIONS
                               OPTIONS AT FISCAL YEAR END(#)        AT FISCAL YEAR END($)(1)
                              -------------------------------    -------------------------------
            NAME              EXERCISABLE    UNEXERCISABLE(2)    EXERCISABLE    UNEXERCISABLE(2)
            ----              -----------    ----------------    -----------    ----------------
Alton W. McEwen.............      --              50,000             --                --
Mark J. Archer..............      --              50,000             --                --
Thomas W. Twitchel..........      --              15,000             --                --

-------------------------
(1) These amounts represent the difference between the exercise price of the in-the-money options and the market price of Coffee People's common stock on June 27, 1998. The closing price of Coffee People's common stock on that day on the Nasdaq National Market was $3.06. Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price.


(2) Future exercisability is subject to a number of factors, including, but not limited to, the optionee remaining employed by Coffee People.

COFFEE PEOPLE'S PRINCIPAL STOCKHOLDERS


     The following table shows, as of March 6, 1999, the number and percentage of outstanding shares of common stock beneficially owned by each person known by Coffee People to beneficially own 5% or more of the common stock, by each director, by each of the executive officers named in the Summary Compensation Table, and by all directors and executive officers of Coffee People as a group. To Coffee People's knowledge, each named beneficial owner has sole voting and investment power with respect to the shares listed except as indicated below.


                                                   AMOUNT AND NATURE OF      PERCENTAGE OF
    NAME AND ADDRESS OF BENEFICIAL OWNER(1)       BENEFICIAL OWNERSHIP(2)    COMMON SHARES
    ---------------------------------------       -----------------------    -------------
Second Cup USA Holdings Ltd.(3).................         7,460,679               69.3%
  175 Bloor Street East, Suite 801
  South Tower
  Toronto, Ontario M4W 3R8
  Canada
Cara Operations Limited(4)......................         7,460,679               69.3%
  6303 Airport Road
  Mississauga, Ontario L4V 1R8
  Canada
Investors Group Trust Co Ltd.(5)................         7,460,679               69.3%
  One Canada Center
  447 Portage Avenue
  Winnepeg, Manitoba R3C 3B6
  Canada
Michael D. Bregman(6)...........................         7,460,679               69.3%
Gary G. Talboy..................................           285,250                2.7%
Alton W. McEwen.................................            12,763                  *
Mark J. Archer..................................                --                  *
Douglas L. Ayer.................................                --                  *
Robert A. Haft..................................                --                  *
Kathy A. Welsh..................................                --                  *
All officers and directors as a group (15
  persons)(8)(9)................................           419,976                4.0%

-------------------------
 *  Less than 1%

(1) Unless otherwise indicated, the address for each person in this table is c/o Coffee People Inc., 11480 Commercial Parkway, Castroville, California 95012

(2) Includes shares beneficially owned which includes shares that may be acquired pursuant to options within 60 days of September 30, 1998.

(3) Second Cup USA Holdings Ltd. is a wholly owned subsidiary of The Second Cup Ltd., a corporation organized under the laws of Ontario, Canada.

(4) Represents shares held by Second Cup USA Holdings Ltd., of which Cara Operations Limited may be deemed to be a controlling person by virtue of its ownership of 39.5% of the common stock of The Second Cup Ltd.

(5) Represents shares held by Second Cup USA Holdings Ltd., of which Investors Trust Co. Ltd. may be deemed to be a controlling person by virtue of its ownership of 18.8% of the common stock of The Second Cup Ltd.

(6) Represents shares held by Second Cup USA Holdings Ltd., of which Mr. Bregman may be deemed to be a controlling person by virtue of his ownership, directly and indirectly, of 12.9% of the common stock of The Second Cup Ltd. Mr. Bregman is Chairman of the Board and Chief Executive Officer of The Second Cup Ltd.

(7) Includes 20,280 shares issuable upon exercise of stock options.

(8) Includes 25,901 shares issuable upon exercise of stock options held by certain executive officers.

(9) Does not include the 7,460,679 shares shown for Mr. Bregman for which he may be deemed to be a beneficial owner.

                                  THE MEETINGS

DIEDRICH COFFEE ANNUAL MEETING

MATTERS TO BE CONSIDERED AT THE MEETING


     At the Diedrich Coffee annual meeting, Diedrich Coffee stockholders will be asked to consider and vote on four proposals as described below.


(1) To approve the issuance of Diedrich Coffee common stock:

        - up to a maximum of 2,375,000 shares to be issued to the stockholders of Coffee People pursuant to the merger agreement; and


        - up to a maximum of 6,200,000 shares to be issued in connection with Diedrich Coffee's equity offering or other type of financing, the net proceeds of which will be used for the cash payment to be paid to the Coffee People stockholders in connection with the merger, transaction expenses and general corporate purposes.



     Diedrich Coffee stockholders must approve the issuance of Diedrich Coffee common stock to comply with requirements of the Nasdaq National Market where Diedrich Coffee common stock is listed. Stockholder approval is required if a company whose common stock is listed on the Nasdaq National Market issues common stock in an amount equal to or greater than 20% of the number of shares of common stock outstanding before such issuance.



     Diedrich Coffee is seeking approval for the issuance of an amount of shares that represents the maximum number of shares that may possibly be issued in connection with the merger and the proposed financing. However, the actual number of aggregate shares to be issued will be less than the aggregate number of shares we are seeking approval to issue. The reason that we cannot determine precisely the number of shares to be issued at this time is because of our inability to predict the successfulness of our proposed equity offering or the market price of our common stock at the time of merger's completion. The more successful our proposed equity offering is, the lower the number of Diedrich Coffee shares to be issued to Coffee People stockholders in the merger and the greater the number of shares that may be issued in the proposed equity offering. Likewise, a higher market price for Diedrich Coffee common stock at the time of the merger's completion will translate into a lower number of shares to be issued in connection with the merger and the proposed financing.


(2) To elect six directors to serve on Diedrich Coffee's board of directors.


(3) To approve an amendment to Diedrich Coffee's 1996 Stock Incentive Plan to increase by 500,000 shares (subject to antidilution adjustments specified in the plan) the total number of shares of Diedrich Coffee common stock that may be issued under the plan for a total of 1,275,000 shares.



(4) To ratify the selection of KPMG LLP as the certified public accountants for Diedrich Coffee's current fiscal year.



     Diedrich Coffee stockholders may also be asked to vote on other matters that may properly be submitted to a vote at the Diedrich Coffee annual meeting. Diedrich Coffee stockholders may also be asked to vote upon a proposal to adjourn or postpone the Diedrich Coffee annual meeting. This adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the issuance of the Diedrich Coffee shares.

PROXIES

     Diedrich Coffee stockholders should complete and return the accompanying form of proxy regardless of whether they will attend the annual meeting in person. Diedrich Coffee stockholders may revoke their proxies at any time before they are exercised by:

     - giving the secretary of Diedrich Coffee written notice of revocation;


     - by giving the secretary of Diedrich Coffee a properly executed proxy of a later date; or


     - by attending the Diedrich Coffee annual meeting and voting in person.

     Written notices of revocation and other communications with respect to the revocation of Diedrich Coffee proxies should be addressed to Diedrich Coffee, Inc., 2144 Michelson Dr., Irvine, California, 92612, Attention: Corporate Secretary. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies. If nothing is specified, the proxies will be voted in favor of each of the proposals. Diedrich Coffee's board of directors is unaware of any other matters that may be presented for action at the Diedrich Coffee annual meeting. If other matters do properly come before the Diedrich Coffee annual meeting, however, it is intended that shares represented by proxies will be voted in the discretion of the proxyholders. No proxy that has been voted against approval and adoption of the issuance of shares will be voted in favor of any adjournment or postponement of the Diedrich Coffee annual meeting for the purpose of soliciting additional proxies. However, if a stockholder abstains from voting on the approval of the issuance of shares and makes no specification on an adjournment or postponement for the purpose of soliciting additional proxies, then the proxy may be voted for the adjournment or postponement.

SOLICITATION OF PROXIES

     Diedrich Coffee will pay the entire cost of soliciting its proxies. In addition to soliciting the proxies by mail, Diedrich Coffee will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Diedrich Coffee common stock and secure their voting instructions, if necessary. Diedrich Coffee will reimburse such record holders for their reasonable expenses in performing these tasks. If necessary, Diedrich Coffee may use several of its regular employees, who will not be specially compensated, to solicit proxies from stockholders, either personally or by telephone, letter or other means.

RECORD DATE AND VOTING RIGHTS


     Diedrich Coffee's board of directors has fixed June 1, 1999 as the record date for determining the Diedrich Coffee stockholders entitled to notice of and to vote at the Diedrich Coffee annual meeting. Therefore, only stockholders of record at the close of business on the record date will receive notice of and be able to vote at the Diedrich Coffee annual meeting. At the close of business on the record date, there were 6,173,538 shares of Diedrich Coffee common stock outstanding held by 153 record holders in addition to approximately 3,000 holders who do not hold shares in their own names. A majority of these shares must be present at the Diedrich Coffee annual meeting, either in person or by proxy, in order for there to be a quorum at the meeting. Each share of outstanding Diedrich Coffee common stock entitles its holder to one vote.


     Shares of Diedrich Coffee common stock present in person at the Diedrich Coffee annual meeting but not voting, and shares for which Diedrich Coffee has received proxies but with respect to which holders of these shares have abstained, will be counted as present at the Diedrich Coffee annual meeting for purpose of determining whether or not a quorum exists. Brokers who hold shares in nominee or "street" name for customers who are the beneficial owners of the shares may not give a proxy to vote shares held for these customers on the matters to be voted on at the Diedrich Coffee annual meeting without specific instructions from them. However, broker non-votes will be counted for purposes of determining whether a quorum exists.

     Under Delaware law and Diedrich Coffee's Certificate of Incorporation, a majority of the outstanding shares of Diedrich Coffee common stock entitled to vote at the meeting must vote for each of proposals in order for them to be adopted. Abstentions and broker non-votes will have the same effect as votes against approval of the proposals. Therefore, Diedrich Coffee's board of directors urges its stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS


     As of the record date, Diedrich Coffee's directors and executive officers beneficially owned 2,892,187 shares of Diedrich Coffee's outstanding common stock, entitling them to exercise approximately 47% of the voting power of the common stock entitled to vote at the annual meeting. Diedrich Coffee expects that these directors and executive officers will vote their shares for each of the proposals. In addition, certain directors, executive officers and significant stockholders have entered into a voting agreement whereby they have agreed to vote a total of 2,606,273 shares, or approximately 42% of the outstanding shares entitled to vote at the meeting, in favor of the issuance of shares to Coffee People stockholders in the merger and the issuance of shares in connection with the proposed equity offering or other type of financing.


     Additional information about the beneficial ownership of Diedrich Coffee common stock by those who own more than 5% of the stock, and more detailed information about the beneficial ownership of Diedrich Coffee common stock by directors and executive officers of Diedrich Coffee can be found elsewhere in this joint proxy statement/prospectus under "Information About Diedrich Coffee -- Diedrich Coffee's Principal Stockholders."

RECOMMENDATION OF DIEDRICH COFFEE BOARD OF DIRECTORS


     Diedrich Coffee's board of directors has unanimously approved the merger agreement and the transactions contemplated by it and unanimously recommends that Diedrich Coffee stockholders vote for approval of the issuance of shares, the election of each of the nominees for director, the amendment to the stock incentive plan and the appointment of KPMG LLP as independent auditors for the current fiscal year. See "The Merger -- Recommendation of the Diedrich Coffee Board of Directors and Reasons for the Merger" and "Additional Matters for Consideration of Diedrich Coffee Stockholders."


INDEPENDENT AUDITORS

     A representative of KPMG LLP, independent certified public accountants of Diedrich Coffee, will be present at the Diedrich Coffee annual meeting to respond to questions raised at the meeting.

COFFEE PEOPLE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE MEETING

     At the Coffee People special meeting, Coffee People stockholders will:

     (1) vote on a proposal to approve and adopt the merger agreement and approve the merger; and

     (2) approve the amendment of Coffee People's articles of incorporation to:

        - change the par value of the common stock from no par value to $.00001 par value per share; and

        - reduce the authorized capital from 60,000,000 shares to 25,000,000 shares.

     As a result of the merger, each share of Coffee People's outstanding common stock will be converted into the right to receive cash and shares of Diedrich Coffee common stock. Coffee People stockholders will receive in the aggregate:

     - $17.75 million in cash;

     - 1.5 million shares of Diedrich Coffee common stock; and

     - an additional $5.25 million in cash or shares of Diedrich Coffee common stock depending on the success of Diedrich Coffee's financing efforts.

     Diedrich Coffee plans to complete an equity offering or other type of financing with net proceeds of at least $17.75 million before the merger's completion. The net proceeds of these financing efforts will determine how much of the $5.25 million will be paid to Coffee People stockholders in cash and how much will be paid in stock. Assuming that in-the-money employee and director stock options and stock purchase rights are exercised, there will be approximately 10.9 million outstanding shares of Coffee People common stock at the time of the merger. Consequently, each outstanding share of Coffee People common stock will be converted into the right to receive:

     - $1.63 in cash;

     - 0.14 share of Diedrich Coffee common stock; and

     - $0.48 in cash or shares of Diedrich Coffee common stock depending on the success of Diedrich Coffee's financing efforts.

     THE COFFEE PEOPLE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. THE BOARD UNANIMOUSLY RECOMMENDS THAT COFFEE PEOPLE STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. THE COFFEE PEOPLE BOARD HAS ALSO UNANIMOUSLY APPROVED THE AMENDMENTS TO THE ARTICLES OF INCORPORATION. THE BOARD UNANIMOUSLY RECOMMENDS THAT COFFEE PEOPLE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE AMENDMENTS TO THE ARTICLES OF INCORPORATION. See "The Merger -- Recommendation of the Coffee People Board and Reasons for the Merger" and "Additional Matter for Consideration of Coffee People Stockholders."

Vote Required

     The affirmative vote of the holders of a majority of the outstanding shares of Coffee People common stock is required to approve the merger and the amendment to the articles of incorporation.

Voting


     On May 21, 1999, there were 10,776,323 shares of Coffee People common stock outstanding. Each share of Coffee People common stock is entitled to one vote. If you hold Coffee People common stock on May 21, 1999, you will be entitled to receive notice of the special meeting and to vote at the meeting. Holders of a majority of the outstanding Coffee People common stock must either be present at the special meeting or represented at the meeting by proxy for the stockholders to transact business.

     As of March 6, 1999, Coffee People's largest stockholder, Second Cup, beneficially owned approximately 69% of Coffee People's common stock. Second Cup is a party to the merger agreement and, as part of a voting agreement, has committed to vote its shares for approval of the merger agreement and the merger.

HOW SHARES WILL BE VOTED AT THE SPECIAL MEETING

     If you send us your proxy, your shares will be voted at the special meeting as you specify in the proxy card. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval and adoption of the merger agreement and approval of the merger.

     Under Nasdaq rules, your broker cannot vote Coffee People common shares without specific instructions from you. You should follow the directions your broker provides to you regarding how to instruct your broker to vote your shares. Without your instructions, your shares will not be voted on the merger, which will have the same effect as voting against approval and adoption of the merger agreement and approval of the merger.

     We will count properly executed proxies marked "Abstain" for purposes of determining whether there is a quorum, but the shares that any of these proxies represent will not be voted at the special meeting.

HOW TO REVOKE A PROXY

     Your grant of a proxy on the enclosed proxy card does not prevent you from voting in person or otherwise revoking your proxy. You may revoke your proxy at any time before it is exercised at the special meeting. To revoke your proxy, either:

     - deliver an executed revocation or a new proxy to:

       Mark Archer
       Coffee People, Inc.
       11480 Commercial Parkway
       Castroville, CA 95012; or

     - attend the Coffee People special meeting and vote your shares in person.

SOLICITATION OF PROXIES

     The Coffee People board of directors is making this proxy solicitation. Coffee People will pay the entire cost of soliciting its proxies.

DISSENTERS' RIGHTS

     COFFEE PEOPLE STOCKHOLDERS ARE ENTITLED TO ASSERT DISSENTERS' RIGHTS IN CONNECTION WITH THE PROPOSED MERGER. YOU WILL HAVE THE RIGHT TO DISSENT AND OBTAIN FAIR VALUE FOR YOUR SHARES UNDER OREGON LAW. YOUR DISSENTERS' RIGHTS AND HOW TO EXERCISE THEM ARE DESCRIBED MORE FULLY ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS UNDER "ADDITIONAL INFORMATION -- DISSENTERS' OR APPRAISAL RIGHTS."

     Representatives of PricewaterhouseCoopers LLP, Coffee People's independent public accountants, are expected to be present at the Coffee People special meeting and will be available to respond to questions from Coffee People stockholders.

                                   THE MERGER

BACKGROUND OF THE MERGER

     Diedrich Coffee's objective is to become the leading national chain of neighborhood coffeehouses and to penetrate the other segments of the retail specialty coffee market. At various times since its initial public offering in September 1996, Diedrich Coffee has considered the strategic acquisition of, and combination with, other appropriate existing specialty coffee retailers as one strategy to accomplish this goal. Similarly, Coffee People has from time-to-time considered the possibility of a strategic combination with another specialty coffee retailer as a method to enhance stockholder value. The managements of Diedrich Coffee and Coffee People evaluated their potential strategic fit with other companies based on a number of considerations, including:

     - the business potential of managing a portfolio of brands;

     - the strengths of the respective brands;

     - their management team's strengths, vision, operating achievements and commitment;

     - their purchasing, roasting, packaging and distribution assets;

     - their geographic location, breadth of business and access to capital;

     - the potential to achieve market segment leadership by each brand; and

     - similar philosophies of scale, franchising and quality commitment.

     After the merger with Gloria Jean's in May 1998, Coffee People decided to pursue a consolidation strategy of acquiring other specialty coffee or related retail companies. Management believed that it had become increasingly difficult for smaller companies to compete in the specialty coffee industry due to several factors, including the economies of scale, purchasing power and brand awareness that only larger companies can achieve. Through consolidation, Coffee People wanted to operate a portfolio of regional brands and take advantage of the benefits that could be provided by being a national organization, while maintaining loyalty to the regional brand.

     Gloria Jean's had engaged in preliminary business combination discussions with another specialty coffee retailer before the merger with Coffee People. After the merger, the Coffee People board authorized the company to continue these discussions, and to pursue any other combinations with related businesses that would increase stockholder value. Coffee People made written indications of interest to two specialty coffee firms, including the company Gloria Jean's had talked to before the merger, and another mall-based chain. The three companies that were approached rejected Coffee People's indications of interest.

     In August 1998, Michael D. Bregman, Chairman of the Coffee People board, contacted John E. Martin, Chairman of the Diedrich Coffee board, to explore the possibility of a combination of the two companies. On August 25, 1999, Mr. Bregman, Alton W. McEwen, Coffee People's President and Chief Executive Officer, and Mark J. Archer, Coffee People's Chief Financial Officer, met with Mr. Martin, Timothy J. Ryan, Diedrich Coffee's President and Chief Executive Officer, and Ann Wride, Diedrich Coffee's Chief Financial Officer, at Diedrich Coffee's headquarters. The parties discussed the strategic merits of a business combination, as well as the financial and organizational aspects of such a transaction. Diedrich Coffee also provided Coffee People with financial information about the company after Coffee People executed a confidentiality agreement.

     On September 30, 1998, Coffee People retained BancBoston Robertson Stephens Inc. as its exclusive financial advisor. Coffee People asked Robertson Stephens to review the company's alternatives for increasing stockholder value. Robertson Stephens advised Coffee People in early October that although Coffee People's strategy of acquiring smaller regional companies was viable and that the market could be receptive to an alternative to Starbucks, other companies

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pursuing similar strategies were not currently receiving strong valuations in the financial markets. Thus, Robertson Stephens and Coffee People discussed the possibility of Coffee People pursuing a strategic combination with a larger company.

     On October 29, 1998, Coffee People's and Diedrich Coffee's senior management, Robertson Stephens and First Security Van Kasper, Diedrich Coffee's financial advisor, met at Van Kasper's offices to continue discussions from the previous meeting in August. The parties further explored the strategic merits of a business combination and generally discussed the business strategies of each company. The parties agreed to meet again in November and, in the interim, to formalize proposals for a business combination.

     Shortly before the October meeting, Diedrich had been consulting with Van Kasper on various financial matters concerning a proposed transaction with Coffee People. On November 2, 1998, Diedrich Coffee formally retained Van Kasper. Over the next several weeks, Van Kasper prepared a financial analysis and proposal for a business combination with Coffee People.

     On November 4, 1998, Robertson Stephens and the Coffee People board discussed possible courses of action. The board directed Coffee People's management to pursue a sale of the company. Accordingly, during November and December, Coffee People's senior management and Robertson Stephens contacted over 25 potential buyers and met with 10 parties who had expressed interest in a transaction, including Diedrich Coffee. On November 16, 1998, Coffee People's and Diedrich Coffee's senior management and their respective financial advisors met at Robertson Stephens' offices. Diedrich Coffee presented a proposal to acquire Coffee People in the form of a share exchange based on the relative market valuations of the two companies. Coffee People rejected this proposal, reasoning that the market did not accurately reflect Coffee People's actual value, and therefore a share exchange would result in an inadequate acquisition price.

     Following the November meeting, the parties and their respective financial advisors continued to discuss the possible terms of a Coffee People acquisition. Each of the company's financial advisors prepared and discussed with their respective clients and their boards of directors various financial analyses and models. These discussions culminated in a meeting at Van Kasper's offices on January 20, 1999. At this meeting, Messrs. Bregman, McEwen, Archer, Martin and Ryan and Ms. Wride discussed the terms of the acquisition, including the aggregate acquisition price and its payment structure.

     In the subsequent week, Diedrich Coffee finalized these discussions in a non-binding letter of intent that was presented to Coffee People on February 3, 1999. On that day, Coffee People also received non-binding letters of intent from two other parties that Coffee People had previously met with in December. On February 4, 1999, the Coffee People board met to consider the three letters of intent and unanimously voted to pursue negotiation of a definitive letter of intent with Diedrich Coffee. This decision was based in part on Robertson Stephens' discussions with the Coffee People board on Diedrich Coffee's acquisition proposal.

     On February 8, 1999, the companies, after approval by their respective boards, signed a non-binding letter of intent for the acquisition of Coffee People by Diedrich Coffee. The letter of intent proposed the acquisition as a merger of Coffee People with and into a wholly-owned subsidiary of Diedrich Coffee. The letter contemplated that Diedrich Coffee would pay Coffee People stockholders a combination of cash and stock, and the aggregate purchase price for all of the outstanding shares of Coffee People capital stock would be $35 million.

     Diedrich Coffee decided it would raise a portion of the cash payment to Coffee People's stockholders by means of an equity offering of its common stock, possibly a public offering. Because of Robertson Stephens' size, experience and reputation in the capital markets, Coffee People suggested to Diedrich Coffee that it might be beneficial to Diedrich Coffee if Robertson

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

Stephens were to serve as lead manager for Diedrich Coffee's equity offering. Following such conversation, Robertson Stephens approached Diedrich Coffee about serving as lead manager or exclusive placement agent, as applicable, for Diedrich Coffee's equity offering.


     Robertson Stephens discussed with Coffee People the potential conflicts that could arise, or be perceived to arise, from Robertson Stephens acting as both exclusive financial adviser to Coffee People for the merger and as possible lead manager for Diedrich Coffee's equity offering. Such potential conflicts could include a desire by Robertson Stephens to improperly encourage the merger in order to collect an underwriting or placement fee from the equity offering. Following this discussion, Robertson Stephens and Coffee People determined that it would be appropriate for Coffee People to engage an independent investment bank to review the merger and issue a fairness opinion in place of Robertson Stephens, provided that the fees for this independent investment bank would be paid out of Robertson Stephens' advisory fee for the merger. Coffee People then engaged Black & Co. as its financial adviser for purposes of reviewing the merger and preparing and presenting a fairness opinion to the board of directors.


     Following execution of the letter of intent, Coffee People and Diedrich Coffee conducted due diligence investigations. Throughout February and early March, senior management of Coffee People and Diedrich Coffee and their respective financial and legal advisors discussed and reviewed the business, strategies and prospects of each company, visited facilities and retail locations, interviewed personnel and spoke with key franchisees. In conjunction with their due diligence investigations, the companies and their respective advisors negotiated the material terms of a definitive merger agreement. During this period, each company routinely briefed members of their board of directors as to the progress of diligence and negotiations.

     By the week of March 8, 1999, Coffee People and Diedrich Coffee had completed most of their due diligence, and the companies had circulated several drafts of the merger agreement. On March 12 and 13, 1999, senior management of Coffee People and Diedrich Coffee and their respective legal and financial advisors met to finalize the terms of the definitive merger agreement. In particular, after conducting its due diligence investigations, Diedrich Coffee's management expressed their unwillingness to proceed with the acquisition at the price set forth in the letter of intent. Diedrich Coffee's management explained that the company could proceed only, subject to board approval, at an aggregate purchase price of $32 million, payable in a combination of cash and Diedrich Coffee common stock. Coffee People's management agreed to convey these terms to its board and to Second Cup on March 15, 1999. Similarly, Mr. Martin noted that Diedrich Coffee's board would also meet on March 15, 1999 to consider the terms of the merger agreement.

     Second Cup's board of directors met telephonically and reviewed and approved the terms of the definitive agreement on March 15, 1999. Later that same day, Coffee People's board convened telephonically to review the agreement. Black & Co. presented its written opinion to the board that the merger was fair from a financial point of view to Coffee People's stockholders. At the end of the meeting, Coffee People's board unanimously approved the merger agreement and the merger with Diedrich Coffee.

     Also on March 15, 1999, Diedrich Coffee's board convened telephonically to review the merger agreement. Diedrich Coffee's legal counsel summarized the material terms of the proposed merger and reviewed the legal standards applicable to the board of directors' analysis, including the duties of care and loyalty owed to Diedrich Coffee and its stockholders. Diedrich Coffee's legal counsel then reviewed the regulatory process that would apply to the merger, including required filings with the Commission. Following this presentation, Diedrich Coffee's board approved and adopted by a unanimous vote the merger agreement and the transactions contemplated by it, subject to receipt before execution of a fairness opinion from Van Kasper. On March 16, 1999, Diedrich Coffee received the written opinion of Van Kasper that, as of the date of the opinion and subject to its factors and assumptions, the merger is fair from a

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

financial point of view to Diedrich Coffee stockholders. Later that day, Coffee People and Diedrich Coffee signed the merger agreement.

RECOMMENDATION OF THE DIEDRICH COFFEE BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Diedrich Coffee board believes that the issuance of Diedrich Coffee common stock in the merger and in the related Diedrich Coffee equity offering is fair to, and in the best interests of, Diedrich Coffee and its stockholders. Accordingly, the Diedrich Coffee board has approved the merger agreement and the issuance of Diedrich Coffee common stock and recommends that Diedrich Coffee stockholders vote for approval of the issuance of Diedrich Coffee common stock.


     The Diedrich Coffee board also believes that the merger presents a unique opportunity to dominate two of the three specialty coffee market segments -- the mall coffee store segment and the coffeehouse segment and create the second largest company in the retail specialty coffee market. In reaching its decision to approve the merger agreement and the transactions contemplated by it, the Diedrich Coffee board consulted with Diedrich Coffee's management, as well as its financial and legal advisors, and considered a variety of factors, including the following positive factors:


     - The Diedrich Coffee board's familiarity with and review of Diedrich Coffee's business, results of operations, financial condition, earnings, historical stock price and prospects.

     - The business, results of operations, financial condition, earnings, historical stock price and prospects of Coffee People. In making its determination, the board took into account the results of Diedrich Coffee's due diligence review of Coffee People's business.


     - The anticipated effectiveness of the merger in implementing and accelerating Diedrich Coffee's strategy to become one of the largest companies in the retail specialty coffee market. The board noted that the combined company will have 360 retail locations in 38 states and 7 countries.


     - The board's belief that the retail specialty coffee market has evolved into three identifiable segments:


        -- retail coffee stores located in malls, (i.e., the mall coffee store segment),


        -- neighborhood coffeehouses usually located in suburban or near urban areas, (i.e, the coffeehouse segment), and

        -- coffee/espresso bars located in urban or downtown settings, (i.e., the coffee/espresso bar segment).


        The board noted that the acquisition of Coffee People along with its subsidiary, Gloria Jean's, Inc., will make Diedrich Coffee the leader in the mall coffee store segment.


     - The board's belief that currently no company dominates the coffeehouse segment. The board noted that the anticipated conversion of Coffee People's Coffee Plantation and Coffee People (Oregon) coffeehouses to the Diedrich Coffee brand is a significant step towards becoming the leader in this segment. The board believes that the coffeehouse segment is where both quick-service and casual dining chains have achieved economies of scale.

     - The Diedrich Coffee board's belief that the retail specialty coffee market is in a mode of consolidation and that the combination of Diedrich Coffee and Coffee People will likely provide greater exposure and marketing capabilities to better compete with Starbucks Corporation, which is currently the leader in the coffee/espresso bar segment.

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

     - The potential benefits from the combined scale, scope and strength of Diedrich Coffee's and Coffee People's operations relative to Diedrich Coffee on a stand-alone basis. In particular, the board noted that the acquisition of Coffee People would (a) provide improved stability of financial and business operations because of the anticipated increased cash flow and earnings, (b) greater access to capital, distribution and coffee roasting infrastructures and (c) decreased supply and distribution costs.

     - The expectation that the merger will be accretive to Diedrich Coffee's earnings even if the above benefits are not realized.

     - The belief of Diedrich Coffee's senior management and the board that Diedrich Coffee and Coffee People share a compatible business culture, including a shared vision of national growth through franchising, and that their respective management possess complementary skills and expertise.

     - The structure of the merger and the terms of the merger agreement are acceptable to Diedrich Coffee.

     - The agreement of holders of approximately 42% of Diedrich Coffee common stock to vote in favor of approval of the issuance of Diedrich Coffee common stock and the terms of the other agreements being entered into in connection with the merger agreement. See "The Merger -- Voting Agreement."

     - The written opinion of Van Kasper that, as of March 15, 1999, the merger is fair from a financial point of view to Diedrich Coffee and its stockholders. See "The Merger -- Opinion of Diedrich Coffee's Financial Advisor."

     Diedrich Coffee's board also considered countervailing factors in evaluating the merger, including the following:

     - The expenses and operational difficulties of integrating the cultures, brands, processes and geographically separated businesses of Diedrich Coffee and Coffee People.

     - The dilution of Diedrich Coffee stockholders that would occur because of the merger and related Diedrich Coffee equity offering.

     - The risk that Diedrich Coffee may not realize the earnings enhancements that are anticipated from the merger.

     - The potential for key personnel to terminate their employment with either Coffee People or Diedrich Coffee.

     The foregoing discussion of the information and factors considered by the Diedrich Coffee board is not intended to be exhaustive, but includes all material factors considered by the board. In reaching its determination to approve the merger agreement, the Diedrich Coffee board did not assign any relative weights to the foregoing factors, and individual directors may have given different weights to different factors. The board determined that the potentially adverse consequences, uncertainties and risks of the merger were outweighed by its anticipated benefits.

RECOMMENDATION OF THE COFFEE PEOPLE BOARD OF DIRECTORS AND REASONS FOR THE
MERGER

     The Coffee People board believes that the merger with Diedrich Coffee is fair to, and in the best interests of, Coffee People stockholders. The board has approved the merger agreement and recommends that Coffee People stockholders vote to approve the merger agreement.

     The Coffee People board believes that the merger provides the best opportunity to increase stockholder value in the short term. The Coffee People board and management consulted with

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

financial advisors in reviewing the company's strategic options. The factors the board considered include the following:

     Industry Considerations


     - The specialty coffee industry is entering a consolidation phase (e.g., Starbuck's purchase of Pasqua, AFC's purchase of Seattle's Best Coffee).


     - Smaller regional chains have so far been ineffective at expanding and are generally unprofitable because of overhead costs.

     - Without growth and increased economies of scale, smaller companies may not be able to compete effectively.

     Capital Market Considerations

     - The financial markets are currently unreceptive to small cap restaurant companies such as Coffee People.

     - Public companies pursuing consolidations are currently undervalued in the markets.

     - Coffee People is not well known and the reverse purchase accounting resulting from the Gloria Jean's merger makes the company's financial statements difficult to interpret.

     - Coffee People is not large enough to attract quality investment research.

     Transaction Considerations

     - The combination with Diedrich Coffee will increase Coffee People's size, visibility, earnings and competitive advantages.

     - Diedrich Coffee and Coffee People appear to be compatible companies with similar philosophies and goals.

     - The business, financial condition and prospects of Diedrich Coffee make it an attractive buyer, and Coffee People's due diligence review of Diedrich Coffee supports this position.

     - Coffee People has received the written opinion of Black & Co. that the merger is fair from a financial point of view to Coffee People and its stockholders.

     - The $32 million purchase price represents a premium over the recent market price of Coffee People's stock.

     - The terms of the merger agreement are acceptable to Coffee People and to Second Cup as the company's majority stockholder.

     - Diedrich Coffee stockholders owning approximately 42% of the outstanding shares of Diedrich Coffee common stock have agreed to vote in favor of issuing shares to Coffee People stockholders in the merger.

OPINION OF DIEDRICH COFFEE'S FINANCIAL ADVISOR

     Diedrich Coffee retained First Security Van Kasper, on November 2, 1998, to act as Diedrich Coffee's financial advisor in connection with the merger. Diedrich Coffee did not instruct Van Kasper with respect to the methodologies or conclusions reached in connection with its fairness opinion, nor did it place any limitations on Van Kasper's investigations and procedures followed in rendering its fairness opinion.

     On March 16, 1999, Van Kasper delivered to the Diedrich Coffee board its written opinion, dated as of March 15, 1999, that, as of such date and based on considerations set forth

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

in the opinion, the merger is fair from a financial point of view to Diedrich Coffee stockholders. Van Kasper's opinion is limited to the fairness of the terms and conditions of the merger as structured on March 15, 1999, from a financial point of view, to Diedrich Coffee stockholders, and it does not address Diedrich Coffee's underlying business decision to proceed with the merger.

     In conducting its review and in rendering its opinion, Van Kasper, without any independent verification, (a) relied on the accuracy and completeness of all the financial and other publicly available information reviewed by them or that was furnished to them by Diedrich Coffee or Coffee People and (b) assumed that the projections for Diedrich Coffee, Coffee People, and the combined company after completion of the merger were reasonably prepared based on assumptions reflecting good faith judgments of the management teams preparing them as the most likely future performance of Diedrich Coffee, Coffee People, and the combined company. To Van Kasper's knowledge, neither Diedrich Coffee's management nor Coffee People's management has any information or belief that would make any projections misleading in any respect. Van Kasper was not retained to, and it did not, make any independent evaluation or appraisal of Diedrich Coffee's or Coffee People's assets, liabilities or prospects.

     THE FULL TEXT OF VAN KASPER'S WRITTEN OPINION IS ATTACHED TO THE BACK OF THIS DOCUMENT AS APPENDIX B AND IS INCORPORATED BY REFERENCE. VAN KASPER HAS CONSENTED TO THE USE OF ITS OPINION IN THIS DOCUMENT. DIEDRICH COFFEE STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY VAN KASPER IN ARRIVING AT ITS OPINION. THE SUMMARY OF VAN KASPER'S OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ITS FULL TEXT.

     Set forth below is a brief summary of the analyses performed by Van Kasper in conjunction with the delivery of its written fairness opinion.

     Comparisons to Selected Publicly Traded Comparable Companies. Van Kasper performed a valuation of Coffee People using selected financial ratios and multiples of seven comparable publicly traded companies identified by Van Kasper, consisting of:

- Au Bon Pain Co., Inc.
- Ben & Jerry's Homemade, Inc.
- Blimpie International, Inc.
- Diedrich Coffee, Inc.
- New World Coffee & Bagels, Inc.
- TCBY Enterprises, Inc.
- Yogen Fruz World-Wide, Inc.

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

     Van Kasper utilized several different multiples to derive an indicated equity value for Coffee People. They are:

                      MULTIPLE                                  COMPARABLE COMPANY
                      --------                                  ------------------
Market value of invested capital to                    Range: .4 to 1.56
  latest twelve months revenues                        Average: .9
                                                       Adjusted Average - eliminating
                                                       the highest and lowest values: .9

Market value of invested capital to                    Range: 5.15 to 12.0
  latest twelve months earnings before                 Average: 7.9
  interest, tax, depreciation and                      Adjusted Average: 7.5
  amortization ("EBITDA")

Market capitalization to tangible                      Range: 1.0 to 5.7
  equity                                               Average: 2.2
                                                       Adjusted Average: 1.7

Price to estimated 1999 net income                     Range: 11.6 to 21.9
                                                       Average: 15.0
                                                       Adjusted Average: 13.3

     On the basis of these multiples, Van Kasper calculated an approximate indicated equity value for Coffee People on a stand-alone basis of $32.9 million.

     No company used in the above analysis for comparison purposes is identical to Coffee People. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather it involves complex considerations and judgments as to the companies' financial and operating characteristics and other factors that could affect the value of the companies to which Coffee People is being compared.

     Discounted Cash Flow Analysis. Van Kasper performed a discounted cash flow analysis of Coffee People utilizing the anticipated future cash flow streams that Coffee People would produce over the period from July 1, 1999 through January 31, 2002, if Coffee People performed in accordance with forecasts provided by Coffee People's management. Van Kasper also estimated a terminal value for Coffee People as of January 31, 2002 by applying multiples ranging from 6.0 to 8.0 times Coffee People's projected EBITDA for the fiscal year ending January 31, 2002. Van Kasper based the range of terminal value multiples, in part, on the trading multiples of the publicly traded comparable companies. The cash flow streams and terminal value were discounted to their present value as of July 1, 1999 using a range of discount rates from 17.0% to 19.0%, reflecting different assumptions regarding Coffee People's weighted average cost of capital. On the basis of these calculations, Van Kasper determined an approximate indicated equity value for Coffee People, on a stand alone basis, of $37.6 million.

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     Comparable Merger and Acquisition Merger Analysis. Van Kasper researched a variety of merger and acquisition transaction data sources, including on-line databases, public filings, press releases and newspapers for the time period from January 1, 1996 to the date of its analysis. Van Kasper located 36 comparable merger and acquisition transactions that disclosed sufficient details to draw conclusions regarding valuation. Upon further examination, 27 transactions were eliminated for a variety of reasons including differences in transaction size, incompatible underlying deal structure or lack of data. The remaining 9 transactions were:

     - Mrs. Fields/Pretzelmaker Inc.,

     - Mrs. Fields/Cookies USA,

     - New World Coffee & Bagels, Inc./Manhattan Bagel Co. Inc.,

     - Starbucks Corporation/Seattle Coffee Company,

     - Fleet Equity Partners/Skyline Chili Inc.,

     - Coffee People Inc./Coffee Plantation, Inc.,


     - Chock Full O'Nuts Corp/Ireland Coffee & Tea Co.,


     - BAB Holdings Inc./Bagels Unlimited Inc., and

     - Yogen Fruz World-Wide, Inc./Brice Foods Inc.

     Van Kasper utilized these transactions to derive a valuation of Coffee People utilizing the multiple of total deal value to latest twelve months revenues. The range of multiples of total deal value to latest twelve months revenues were 0.4 to 8.9, with an average of 1.6 and an adjusted average of 0.7. On the basis of this adjusted average multiple, Van Kasper calculated an approximate indicated equity value for Coffee People of $37.1 million.

     The summary set forth above describes the material analyses performed by Van Kasper and does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, the evaluation of fairness of the merger, from a financial point of view, as of the date of the fairness opinion, was to some extent a subjective one based on the experience and judgment of Van Kasper, and not merely the result of mathematical analysis of the financial data. Therefore, despite the separate factors summarized above, Van Kasper believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the underlying process by which Van Kasper reached its opinion.

     In performing its analyses, Van Kasper made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, in addition to the financial assumptions described above. The analyses performed by Van Kasper are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. The analyses were prepared solely as part of Van Kasper's analysis of the cash and stock payment in the merger. They do not purport to be appraisals or to reflect the prices at which a company might be sold or the prices at which any securities of Diedrich Coffee or the post-merger combined company may trade at any time in the future. Furthermore, Van Kasper may have given certain analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Van Kasper's view of the actual value of Diedrich Coffee, Coffee People, or the post-merger combined company.

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

     Method of Selection/Qualifications of Van Kasper. The Diedrich Coffee board retained Van Kasper to act as its financial advisor based upon its qualifications, experience and expertise. Van Kasper, as part of its investment banking activities, regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and for corporate and other purposes. Van Kasper, a wholly-owned subsidiary of First Security Corporation, is a full service investment banking and brokerage firm specializing in emerging growth and middle market companies.

     Relationship/Compensation. On November 2, 1998, Diedrich Coffee engaged Van Kasper to act as its exclusive financial advisor in connection with the merger. The parties signed a letter agreement whereby Diedrich Coffee agreed to pay Van Kasper a fee of $60,000 in connection with rendering its fairness opinion. Also under the letter agreement, Diedrich Coffee paid to Van Kasper a non-refundable retainer in the amount of $50,000 and agreed to pay to Van Kasper, upon completion of the merger, an additional $340,000 as a completion fee. In addition, Diedrich Coffee agreed to reimburse Van Kasper for its out of pocket expenses, up to $10,000, and agreed to indemnify Van Kasper against certain liabilities relating to or arising from the services provided by Van Kasper.

     In addition to the foregoing engagement, under a letter agreement dated November 3, 1998, Diedrich Coffee engaged Van Kasper to assist it in locating financing. The agreement expired on December 10, 1998. However, Diedrich Coffee is obligated to pay Van Kasper a financing fee if it receives financing from any investor introduced to Diedrich Coffee by Van Kasper or contacted by Van Kasper, at the request of Diedrich Coffee, during the term of such agreement. The financing fee is equal to 2.5% of the total amount of any debt raised and 5% of the total amount of any equity raised, plus, in the event of an equity financing, a warrant to purchase that number of shares of Diedrich Coffee common stock equal to 5% of the amount purchased by the investor.

     Other than the two letter agreements referred to above, Van Kasper has no affiliations with Diedrich Coffee or Coffee People.

OPINION OF COFFEE PEOPLE'S FINANCIAL ADVISOR

     As discussed more fully above, Coffee People retained Black & Co. as an additional financial advisor because of potential conflicts that could arise, or be perceived to arise, from Robertson Stephens acting as both exclusive financial advisor to Coffee People for the merger and possible lead manager for Diedrich Coffee's equity offering. Coffee People asked Black & Co. to render an opinion to the Coffee People board as to whether the aggregate consideration to be paid to Coffee People pursuant to the merger agreement was fair to the stockholders of Coffee People from a financial point of view. Black & Co. was not requested to make any recommendation to the Coffee People board as to the percentage of shares of Diedrich Coffee to be issued to Coffee People stockholders.

     On March 15, 1999, Black & Co. delivered an oral opinion to the Coffee People board that, as of March 15, and based upon and subject to certain assumptions and other matters described in its written opinion, the consideration to be paid to Coffee People in the merger is fair to the stockholders of Coffee People from a financial point of view. The oral opinion was followed by a written opinion, dated March 16, 1999, that confirms Black & Co's conclusions. Black & Co.'s opinion is addressed to the board of directors of Coffee People and is directed only to the financial terms of the merger. The opinion is not a recommendation to any Coffee People stockholder as to how to vote at the special meeting.

     THE COMPLETE TEXT OF BLACK & CO.'S WRITTEN OPINION IS ATTACHED TO THE BACK OF THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX C AN IS INCORPORATED BY REFERENCE. THE OPINION CONTAINS THE ASSUMPTIONS MADE, MATTERS CONSIDERED, LIMITATIONS ON THE REVIEW UNDERTAKEN AND SCOPE OF THE REVIEW UNDERTAKEN BY BLACK & CO. COFFEE PEOPLE STOCKHOLDERS ARE URGED TO READ THE ENTIRE

OPINION CAREFULLY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED, AND THE ASSUMPTIONS MADE BY BLACK & CO.

     Black & Co. undertook the following actions in arriving at its opinion:

     - reviewed the merger agreement between Coffee People and Diedrich Coffee;

     - reviewed documents relating to the merger agreement;

     - reviewed relevant, recent publicly available information concerning Coffee People and Diedrich Coffee;

     - held discussions with members of senior management of Coffee People and Diedrich Coffee concerning the business prospects of Coffee People and Diedrich Coffee, including such managements' views as to the organization of and strategies with respect to the merger of Coffee People and Diedrich Coffee;

     - reviewed certain operating and financial reports prepared by the managements of Coffee People and Diedrich Coffee;

     - reviewed other relevant information from the internal records of Coffee People and Diedrich Coffee;

     - reviewed the recent reported prices and trading activity for the common stock of other companies engaged in businesses Black & Co. considered comparable to those of Coffee People;

     - compared certain publicly available financial data for the same comparable companies to similar data for Coffee People;

     - reviewed the financial terms of other merger and acquisition transactions that Black & Co. deemed generally relevant; and

     - performed and considered such other studies, analyses, inquiries and investigations as Black & Co. deemed appropriate.

     Coffee People and Diedrich Coffee did not deny Black & Co. access to any requested information, to the best of Black & Co.'s knowledge.

     Black & Co. assumed and relied upon the accuracy and completeness of the information it reviewed for the purposes of its opinion. Black & Co. did not get independent verification of this information. Black & Co. also assumed that:

     - the financial information of Coffee People and Diedrich Coffee had been reasonably prepared on bases reflecting the best currently available estimates and judgments of each company's management of the operating and financial performance of each company;

     - there were no material changes in Coffee People's or Diedrich Coffee's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Black & Co.; and

     - all material liabilities of Coffee People and Diedrich Coffee are as set forth in their respective financial statements.

     Black & Co. did not make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Coffee People or Diedrich Coffee. The Black & Co. opinion states that it was based on economic, financial, market and other conditions existing as of March 16, 1999.

     Black & Co. expresses no opinion as to what the value of Diedrich Coffee common stock will be at the time of the merger, or the prices at which Coffee People common stock will actually trade at any time.

     Based upon this information, Black & Co. performed a variety of financial analyses of the merger. The following paragraphs summarize the significant financial analyses performed by Black & Co. in arriving at its opinion.

     Contribution analysis. Black & Co. reviewed the pro forma contribution of Coffee People and Diedrich Coffee as of and for the twelve months ended December 31, 1998. Black & Co. reviewed, among other things, pro forma contributions to net revenues, gross profit, adjusted earnings before interest expense, taxes, depreciation and amortization ("EBITDA"), net tangible assets, and net tangible equity.

     Based on this analysis, for the twelve months ended December 31, 1998, Coffee People contributed:

     - 68.7% of pro forma combined net revenues,

     - 68.3% of pro forma combined gross profit,

     - 100% of pro forma combined adjusted EBITDA,

     - 71.3% of pro forma combined net tangible assets, and

     - 75.8% of pro forma combined net tangible equity.

     During this period both Coffee People and Diedrich reported net losses.

     Comparable company analysis. Black & Co. compared selected historical and projected operating and stock market data and operating and financial ratios for Coffee People, on an individual and a pro forma combined basis, to the corresponding data and ratios of selected publicly traded specialty coffee companies that Black & Co. felt were generally comparable to Coffee People. These companies included:


     - Starbucks Corporation,


     - Diedrich Coffee, Inc.,

     - New World Coffee & Bagels, Inc.,

     - Chock Full O' Nuts, and

     - Green Mountain Coffee Co.

     The data and ratios Black & Co. reviewed for these companies included:

     - price per share to historical revenue,

     - price per share to historical and projected earnings per share,

     - price per share to historical EBITDA per share, and

     - market value to historical book value.

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

     Black & Co. calculated specific multiples for the comparable companies. The table below lists the measurement and the multiples for the comparable companies and for Coffee People.

                MULTIPLE                   COMPARABLE COMPANIES    COFFEE PEOPLE
                --------                  ----------------------   -------------
Total market capitalization to last       Range:    .2 to 3.7            .4
  twelve months revenues                  Mean:     .7
                                          Median:   .6
Last twelve months price to historic      Range:   6.9 to 91.2            *
  earnings                                Mean:   49.6
                                          Median: 49.1
Price to projected earnings               Range:   5.35 to 44.58       5.35
                                          Mean:   24.9
                                          Median: 25.0
Market value to historical book value     Range:   1.0 to 6.5           1.2
                                          Mean:    1.5
                                          Median:  1.9
Price per share to last twelve months     Range:   3.29 to 24.22       7.32
  EBITDA                                  Mean:    6.71
                                          Median:  9.5

---------------
* Black & Co. did not deem a price-earnings ratio comparison meaningful, since Coffee People reported a net loss for the trailing twelve month period.

     Comparable transaction analysis. Black & Co. also analyzed publicly available financial information for 23 selected mergers and acquisitions of companies in the restaurant industry. The transactions analyzed had aggregate transaction values up to $1.1 billion. Black & Co. selected and analyzed the following multiples:

                                                              MEAN VALUES
                                                              -----------
Transaction value to last twelve month sales................     0.96
Transaction value to last twelve month earnings.............     23.18
Transaction value to last twelve month EBITDA...............     9.65
Transaction value to book value.............................     2.10
Premium paid over price one week prior to announcement......      27%
Premium paid over price four weeks prior to announcement....      34%

     No company used in any comparable company analysis as a comparison is identical to Coffee People. No transaction used in any comparable transaction analysis is identical to the Diedrich Coffee/Coffee People merger. Accordingly, these analyses are not simply mathematical. They involve complex considerations and judgments concerning differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies and transactions to which they are being compared.

     Premium analysis. Black & Co. calculated the premium implied by the purchase price per share of the Coffee People common stock in the merger to the closing price of the common stock on selected days prior to February 9, 1999, the date the merger was announced. The following table shows the number of days before the merger was announced and the premium the merger price represents over the closing price of the common stock on that day.

NUMBER OF DAYS BEFORE MERGER ANNOUNCEMENT   PURCHASE PRICE PREMIUM
-----------------------------------------   ----------------------
60...................                                62.3%
40...................                                65.9%
30...................                                61.2%
20...................                                58.8%
1....................                               150.0%

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances. Therefore, such an opinion is not easy to summarize accurately. Accordingly, Black & Co. believes that its analyses must be considered as a whole. If you consider any portions of the analyses and of the factors considered, without considering all analyses and factors, you could be given a misleading or incomplete view of the process underlying the opinion.

     In its analyses, Black & Co. made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond Coffee People's control. Any estimates contained in these analyses do not necessarily indicate actual values, and cannot predict future results or values. Actual or future values may be significantly more or less favorable than the values set forth in the opinion. Additionally, analyses relating to the values of business or assets are not appraisals, and do not necessarily reflect the prices at which businesses or assets may actually be sold.

     Qualifications of Black & Co. Black & Co., is an independent securities brokerage and investment banking firm based in Portland, Oregon. As part of its investment banking services, Black & Co. regularly is in the business of advising managements and boards of directors of corporations regarding their issuance of securities both in the private and public equity and debt markets, merger and acquisition transactions and related corporate finance activities. Black & Co. acted as the managing underwriter in connection with the initial public offering of Coffee People in September 1996.

     Compensation of Financial Advisors. Coffee People signed an engagement letter with Robertson Stephens on September 30, 1998. The engagement letter sets forth the terms of the engagement and provides that Robertson Stephens will receive specific fees if any one of a number of transactions are completed. If the Diedrich Coffee merger is completed, Coffee People will pay Robertson Stephens a sale transaction fee equal to $500,000 plus 1% of the transaction value. Coffee People also agreed to reimburse Robertson Stephens for its reasonable out-of-pocket expenses and outside attorneys' fees.

     Coffee People signed an engagement letter with Black & Co. on February 22, 1999. Coffee People has agreed to pay Black & Co. a fee of $75,000 for its fairness opinion. Coffee People has also agreed to reimburse Black & Co. for reasonable out-of-pocket expenses and to indemnify Black & Co. against liabilities relating to services performed by Black & Co. as financial advisor to Coffee People. Robertson Stephens has agreed to reimburse Coffee People for Black & Co.'s fees if the merger is completed.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax consequences. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, temporary and final regulations thereunder, and current administrative rulings and court decisions. All of these bases are subject to change, possibly on a retroactive basis, and any such change could affect the validity of this summary. This summary does not address the state, local or foreign tax aspects of the merger. Additionally, it does not discuss the United States federal income tax considerations that may be relevant to certain persons, including holders of options. Furthermore, this summary may not apply to stockholders subject to special tax rules, including dealers in securities, foreign holders and holders who acquired their shares of Coffee People common stock pursuant to the exercise of options or otherwise as compensation. Finally, the summary set forth below is not intended to be, nor should it be construed to be, legal or tax advice to any particular Coffee People stockholder. Because the particular tax attributes of each Coffee People stockholder will vary, each Coffee People

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

stockholder should consult his, her or its own tax advisor as to the specific tax consequences of the merger.


     The receipt of cash and shares of Diedrich Coffee common stock will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Coffee People stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash and the value of the Diedrich Coffee common stock received in the merger and the stockholder's adjusted basis in the Coffee People common stock. Assuming the Coffee People common stock constitutes capital assets of the stockholder, the gain or loss will be capital gain or loss. The federal government will tax net capital gain (i.e., generally, capital gain in excess of capital loss) recognized upon the exchange of Coffee People common stock held for more than one year at an individual tax rate not to exceed 20%. Net capital gain on Coffee People common stock held for less than one year will be subject to tax at ordinary income tax rates. Additionally, net capital gain recognized by a corporate stockholder will be subject to tax at the ordinary income tax rates applicable to corporations, regardless of the holding period.


     A Coffee People stockholder that exchanges shares in the merger may be subject to a 31% backup withholding, unless the stockholder provides its taxpayer identification number and certifies that he or she is not subject to backup withholding on IRS Form W-9, or unless an exemption applies. If backup withholding applies to the stockholder, the exchange agent is required to withhold 31% from payments to the stockholder. Backup withholding is not an additional tax. Rather, the amount of backup withholding can be credited against the federal income tax liability of the stockholder, provided that the required information is given to the IRS. If backup withholding results in a tax overpayment, the stockholder can obtain a refund upon the filing of an income tax return.

ACCOUNTING TREATMENT OF THE MERGER

     Diedrich Coffee will account for the merger as a "purchase" for accounting and financial reporting purposes. Accordingly, Diedrich Coffee will allocate its costs in connection with the merger to the assets of Coffee People acquired and the liabilities of Coffee People assumed according to their fair market values at the merger's completion. Diedrich Coffee will amortize over 40 years the excess, if any, of costs over fair market value of net assets.

REGULATORY APPROVALS REQUIRED FOR THE MERGER


     Coffee People and Diedrich Coffee have agreed to use their best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. The companies intend to complete the filing of applications and notifications to obtain the approval of any governmental authority promptly after the date of this document or have already completed the filing of such applications and notifications. The merger cannot proceed in the absence of governmental and regulatory approval. The companies have received notification of early termination of the waiting period under the Hart-Scott-Rodino Act. There can be no assurance, however, as to the date of any other governmental or regulatory approval or the absence of litigation challenging approval.


DELISTING AND DEREGISTRATION OF COFFEE PEOPLE COMMON STOCK; LISTING OF DIEDRICH COFFEE COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER

     Coffee People common stock is currently quoted on the Nasdaq SmallCap Market under the symbol "MOKA." Upon the merger's completion, Coffee People common stock will be delisted from the Nasdaq and deregistered under the Exchange Act.

     Diedrich Coffee common stock is currently quoted on the Nasdaq National Market under the trading symbol "DDRX." Diedrich Coffee has agreed to cause the shares of Diedrich Coffee common stock to be issued in the merger to be approved for listing on the Nasdaq National Market.


COFFEE PEOPLE STOCKHOLDERS' APPRAISAL/DISSENTERS' RIGHTS

     Coffee People stockholders are entitled to assert dissenters' rights in connection with the merger under Oregon law. Each Coffee People stockholder has the right to dissent from the merger and, if the merger is completed, to receive "fair value" for his, her or its shares in cash by complying with the provisions of the Oregon Business Corporation Act Dissenters' Right Statute. The dissenting stockholder must deliver to Coffee People, before the vote on the merger at the special meeting, a written demand for appraisal of the stockholder's shares of Coffee People common stock and must not vote in favor of the merger. Any stockholder voting in favor of the merger will have waived any available appraisal rights under Oregon law. The full text of the dissenters' right statute is attached to the back of this proxy statement/prospectus as Appendix D.

     THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE STATUTE. COFFEE PEOPLE STOCKHOLDERS ARE URGED TO READ APPENDIX D CAREFULLY. A MORE DETAILED DISCUSSION OF THE STATUTE CAN BE FOUND ON PAGE 125.

RESTRICTIONS ON RESALES BY AFFILIATES; LOCKUP AGREEMENT AND REGISTRATION RIGHTS AGREEMENT WITH SECOND CUP

     Diedrich Coffee has registered under the Securities Act the shares of Diedrich Coffee common stock it will issue to Coffee People stockholders in the merger. Consequently, these shares may be traded freely without restrictions by those stockholders not deemed to be affiliates of Coffee People or Diedrich Coffee, as that term is defined under the Securities Act. An affiliate of Coffee People is a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Coffee People. Any post-merger sale of shares received in the merger by a Coffee People affiliate must be permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. In the case of persons who become Diedrich Coffee affiliates, subsequent sales must be permitted by the resale provisions of Rule 144 under the Securities Act. These restrictions are expected to apply to Coffee People's directors and officers, as well as Second Cup.

     In connection with entering into the merger agreement, Coffee People has delivered to Diedrich Coffee for each of its affiliates a letter agreement that the affiliate will not dispose of any Diedrich Coffee common stock in violation of the Securities Act or the rules and regulations thereunder and except:

     - pursuant to an effective registration statement;

     - in conformity with the volume and other limitations of Rule 145; or

     - in a transaction that is not required to be registered under the Securities Act.

     The execution of the letter agreement is a condition to the merger's completion. See "The Merger -- Conditions to the Merger's Completion."

     Lockup Agreement. Second Cup has delivered to Diedrich Coffee a lockup agreement, which contains similar restrictions on Second Cup's ability to sell any Diedrich Coffee common stock as those contained in the letter agreement described above. However, these restrictions can potentially outlast the restrictions imposed on other Coffee People affiliates. For example, Second Cup cannot sell any Diedrich Coffee common stock until the earlier to occur of (a) the

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

first anniversary of the merger's closing date and (b) the sale of Diedrich Coffee common stock by Diedrich Coffee's directors and officers in the aggregate equal to 5% of the outstanding shares and options of Diedrich Coffee common stock held by the directors and officers in the aggregate on March 16, 1999.

     The execution of the lockup agreement is a condition to the merger's completion. See "The Merger -- Conditions to the Merger's Completion."

     Registration Rights Agreement. In conjunction with the lockup agreement, Diedrich Coffee has agreed to enter into a registration rights agreement with Second Cup, which is intended to mitigate the lockup agreement's sale restrictions and the impact of Second Cup's affiliate status. The registration rights agreement will authorize Second Cup to cause Diedrich Coffee to register for public sale the shares it will receive in the merger. After the expiration of the lockup agreement, Second Cup will have two rights to demand registration by Diedrich Coffee.

     Additionally, Second Cup will have the unlimited right to include its securities in a registration statement that Diedrich Coffee files on its own behalf or on the behalf of another stockholder. This is commonly known as "piggybacking" on a registration statement. Second Cup can piggyback on any registration statement Diedrich Coffee files, except an S-4 and an S-8, which are used to register securities resulting from business combinations and securities underlying stock options.

     The execution of the registration rights agreement is a condition of the merger's completion. See "The Merger -- Conditions to the Merger's Completion."

VOTING AGREEMENT


     Second Cup and certain of Diedrich Coffee's directors, executive officers and their affiliates have executed a voting agreement in connection with the merger. Second Cup has agreed to vote its shares in favor of the merger agreement and the merger. As of June 1, 1999, Second Cup beneficially owned approximately 69% of Coffee People's outstanding common stock. Accordingly, the merger will be approved.



     Under the voting agreement, certain of Diedrich coffee's directors, executive officers and their affiliates have agreed to vote their shares in favor of the issuance of Diedrich Coffee common stock in the merger and in connection with the proposed financing necessary to complete the merger. As of June 1, 1999, these directors, executive officers and their affiliates owned approximately 42% of Diedrich Coffee's outstanding common stock.


INTERESTS OF DIRECTORS, OFFICERS AND OTHER STOCKHOLDERS IN THE MERGER

     As you consider the recommendations of the Coffee People and Diedrich Coffee boards, you should be aware that directors, officers and other stockholders of Coffee People and Diedrich Coffee have interests in the merger that are different from, or in addition to, the interests of Coffee People and Diedrich Coffee stockholders generally. These other interests include those referred below.

     Board Seat on the Diedrich Coffee Board of Directors. Upon completion of the merger, Diedrich Coffee has agreed to create a vacancy on the Diedrich Coffee board and appoint a director designated by Second Cup. Additionally, Diedrich Coffee's directors, executive officers and significant stockholder, D.C.H., L.P., a limited partnership whose general partner is a Diedrich Coffee director, have agreed to enter into an agreement which provides that they will vote their shares in favor of the Second Cup designee at any election of directors, for so long as Second Cup owns at least 50% of the Diedrich Coffee common stock it will receive in the merger. Second Cup's designee will be Randy Powell, who is the President and Chief Executive Officer of Second Cup.

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

     The appointment of the Second Cup designee is a condition to the merger's completion. See "The Merger -- Conditions to the Merger's Completion."

     Commonality of Coffee People and Second Cup Directors. Second Cup is the majority stockholder of Coffee People. Three directors and one officer of Second Cup are also directors of Coffee People. Michael Bregman, Robert Haft and Alton McEwen, directors of Second Cup, and Kathy Welsh, an officer of Second Cup, approved the terms of the proposed merger with Diedrich Coffee as directors of Coffee People.

     Severance and Change-in-Control Agreements. In connection with the merger, Coffee People entered into severance and change-in-control agreements with its three senior executives, Alton W. McEwen, Mark J. Archer and Robert Rodriguez. In the event of their termination without cause or through constructive termination, which is generally defined as a material change in the responsibilities, reduction in the compensation or geographical relocation of the executive, following the merger, these senior executives will be entitled to the following compensation:

     - an amount in cash equal to up to two years of base salary;

     - an amount in cash equal to up to two years of the cost of health and welfare benefits; and

     - up to one year of executive outplacement services.

     Additionally, under their severance and change-in-control agreements, Messrs. McEwen and Archer are entitled to a success fee upon completion of the merger. The amount of the success fee is not material and will be divided among Messrs. McEwen and Archer.

     Coffee People has also agreed to provide its other officers with severance benefits in the event of their termination without cause or through constructive termination within a year of a sale of Coffee People. These severance benefits include:

     - up to one year of base salary;

     - up to one year of health and welfare benefits; and

     - up to three months of executive outplacement services.

     Furthermore, Coffee People has arranged for severance benefits to all other full-time Coffee People employees who are terminated without cause within a year of a sale of Coffee People. These severance benefits vary depending on job title. They are:

     - manager level employees -- three to six months of base salary and;

     - all other full-time employees -- one to two months base salary.

     If all of Coffee People's officers were terminated after the merger, we estimate that the aggregate amount Diedrich Coffee would have to pay under the severance arrangements discussed above is approximately $2.3 million.

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

                              THE MERGER AGREEMENT

     The following is a summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated herein by reference. You may read the actual provisions of the merger agreement by referring to Appendix A, and stockholders of Diedrich Coffee and Coffee People are urged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

THE MERGER; CLOSING; EFFECTIVE TIME

     Before execution of the merger agreement, Diedrich Coffee formed CP Acquisition Corp. as a Delaware corporation and a wholly-owned subsidiary of Diedrich Coffee to effectuate the merger. The closing of the merger will take place on the closing date, which will be the third business day after satisfaction or waiver of the conditions set forth in the merger agreement, unless Diedrich Coffee and Coffee People agree upon another time. Subject to the provisions of the merger agreement, Diedrich Coffee and Coffee People will file on the closing date a certificate of merger or other appropriate documents with the Secretaries of State of the States of Delaware and Oregon in accordance with the relevant provisions of Delaware and Oregon law. As a result, CP Acquisition Corp. will merger with and into Coffee People, and Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. The merger will be completed, and the effective time of the merger is, when the certificate of merger is duly filed with the Secretaries of State of the states of Delaware and Oregon, or at such later time as Diedrich Coffee and Coffee People agree upon and specify in the certificate of merger.

CONVERSION OF COFFEE PEOPLE COMMON STOCK

     At the effective time, by virtue of the merger and without any action on the part of any Coffee People stockholder, each issued and outstanding share of Coffee People common stock will be exchanged into the right to receive a combination of cash and Diedrich Coffee common stock.

     Coffee People stockholders will receive from Diedrich Coffee in the aggregate:

     - $17.75 million in cash;

     - 1.5 million shares of Diedrich Coffee common stock; and

     - $5.25 million in cash or shares of Diedrich Coffee common stock depending on the success of Diedrich Coffee's equity offering or other type of financing.

     Assuming that all of the Coffee People stock options and stock purchase rights that are in-the-money are exercised, there will be approximately 10.9 million outstanding shares of Coffee People common stock at the time of the merger. Consequently, each outstanding share of Coffee People common stock will be converted in the right to receive:

     - $1.63 in cash;

     - 0.14 share of Diedrich Coffee common stock; and

     - $0.48 in cash or shares of Diedrich Coffee common stock.

     The precise amount of cash and Diedrich Coffee common stock that each Coffee People stockholder will receive cannot be determined until completion of the merger.


TREASURY STOCK AND STOCK OWNED BY DIEDRICH COFFEE


     Each share of Coffee People common stock held in the treasury of Coffee People or owned by Diedrich Coffee or any direct or indirect wholly-owned subsidiary of either company immediately before the effective time will be canceled and extinguished immediately before the effective time, without any conversion or payment.

TREATMENT OF COFFEE PEOPLE STOCK OPTIONS AND STOCK PURCHASE RIGHTS

     According to the merger agreement, all outstanding options or other rights to purchase Coffee People common stock will be exercised or terminated as of the effective time. Coffee People will accomplish this by waiving or accelerating before the effective time any vesting provisions on all outstanding stock options and stock purchase rights issued under any Coffee People stock option or stock purchase plan. Coffee People will then provide for an exercise period to occur before the effective time for the holders of Coffee People stock options and stock purchase rights. Following this exercise period, Coffee People will terminate all unexercised stock options and stock purchase rights, as well as all Coffee People stock option and stock purchase plans. As of March 16, 1999, 1,002,016 shares of Coffee People common stock were reserved for issuance and issuable or otherwise deliverable in connection with the exercise of Coffee people stock options and stock purchase rights. However, only approximately 170,000 of these shares are reserved for options and stock purchase rights that are in-the-money, based on a purchase price of $32 million for all of Coffee People's outstanding common stock.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     At or before the effective time, Diedrich Coffee will deposit, or cause to be deposited, with ChaseMellon, or such other agent as Diedrich Coffee might appoint, the aggregate amount of cash and Diedrich Coffee common stock that Coffee People stockholders will receive according to the terms of the merger agreement. No interest will be paid or accrued on the cash payable to Coffee People stockholders. ChaseMellon, or such other agent appointed by Diedrich Coffee, will act as the exchange agent for the benefit of the holders of Coffee People common stock certificates. As soon as practicable after the effective time, the exchange agent will mail a form of transmittal letter to the holders of Coffee People common stock. The form of transmittal letter will contain instructions about the surrender of certificates representing Coffee People common stock.

     COFFEE PEOPLE COMMON STOCK SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD OR FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE A FORM OF TRANSMITTAL LETTER FOLLOWING THE MERGER'S COMPLETION.

     The cash paid and Diedrich Coffee common stock issued in exchange for Coffee People common stock in the merger is in full satisfaction of all rights pertaining to such Coffee People common stock.

     Dividends or other distributions declared after the effective time, if any, will accrue but not be paid with respect to Coffee People common stock, until the certificates representing Coffee People common stock are properly surrendered for exchange. When such certificates are properly surrendered, any unpaid dividends or other distributions will be paid, without interest. After the effective time, there will be no transfers on Coffee People's stock transfer books of shares of Coffee People common stock issued and outstanding immediately before the effective time. If certificates representing shares of Coffee People common stock are presented after the effective time, they will be canceled and exchanged for the applicable amount of cash and shares of Diedrich Coffee common stock.

     Diedrich Coffee will not issue fractional shares of Diedrich Coffee common stock to any holder of Coffee People common stock as payment in the merger. For each fractional share that would otherwise be issued, Diedrich Coffee will pay cash in an amount equal to such fraction multiplied by the price per share in Diedrich Coffee's equity offering. No interest will be paid or accrued on the cash in lieu of fractional shares payable to holders of such certificates.

     Neither Diedrich Coffee, Coffee People nor any other person will be liable to any former holder of Coffee People common stock for any amount properly delivered to a public official according to applicable abandoned property, escheat or similar laws.

     If a certificate of Coffee People common stock has been lost, stolen or destroyed, the exchange agent will issue payment upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to ownership of the certificate by the claimant, and appropriate and customary identification.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties by each of Coffee People and Diedrich Coffee relating to, among other things:

     - corporate organization, structure and power;

     - capitalization and subsidiaries;

     - authorization, execution, delivery, performance and enforceability of, required consents, approvals, orders and authorizations of governmental authorities relating to, and noncontravention of other agreements because of, the merger agreement;

     - documents filed by each of Coffee People and Diedrich Coffee with the SEC and other regulatory entities, the accuracy of the information contained therein and the absence of undisclosed liabilities of each of Coffee People and Diedrich Coffee;

     - the accuracy of information supplied by each of Coffee People and Diedrich Coffee in connection with this proxy statement/prospectus, the registration statement on Form S-4 and the registration statement on Form S-1;

     - the absence of material adverse changes or events with respect to Coffee People and Diedrich Coffee since December 12, 1998 and October 28, 1998, respectively;

     - litigation;

     - compliance with applicable law;

     - matters relating to employee benefits and the Employee Retirement Income Security Act of 1974, as amended;

     - environmental matters;

     - tax matters;

     - intellectual property matters;

     - franchise laws, franchise agreements and franchise offering circulars;

     - certain business practices;

     - required stockholder approval in connection with the merger and the issuance of Diedrich Coffee common stock;

     - the identification of affiliates;

     - the opinions of the financial advisors;

     - engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the merger;

     - efforts to resolve any "Year 2000" computer problems;

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     - material contracts;

     - real estate matters;

     - insurance; and

     - transactions with affiliates.

CONDUCT OF BUSINESS PENDING THE MERGER

     From March 16, 1999 to the effective time, Coffee People and Diedrich Coffee will, and will cause their subsidiaries, to conduct their business in the ordinary course consistent with past practice and preserve intact their current business organization and relationships with customers, suppliers and employees, except to the extent the merger agreement contemplates otherwise or as consented by the other party.

     Additionally, Coffee People and Diedrich Coffee have agreed with limited exceptions to not take any action outside the parameters specified in the merger agreement, such as:

     - amending organization documents;

     - issuing, selling or encumbering any shares of capital stock or options to acquire shares of capital stock;

     - declaring or paying dividends or recapitalizing or redeeming capital stock;

     - selling, leasing or encumbering property or assets;

     - making acquisitions and capital expenditures;

     - changing accounting principles and practices;

     - incurring indebtedness; and

     - taking any action the would make the representations and warranties materially untrue or incorrect.

NO SOLICITATION

     The merger agreement prevents Coffee People from selling or negotiating the sale of the company to a third party, unless it first (a) receives an acquisition proposal that is superior to the merger and (b) provides notice of the superior acquisition proposal to Diedrich Coffee and the opportunity for Diedrich Coffee to match the superior acquisition proposal. A superior acquisition proposal is an acquisition proposal from a third party, such as a merger, consolidation, sale of assets, sale of capital stock or similar transaction involving Coffee People, that the Coffee People board determines in good faith, after consultation with its legal counsel and a nationally recognized financial advisor, is more favorable to Coffee People stockholders than the merger.

CONDITIONS TO THE MERGER'S COMPLETION

     Conditions to the Obligations of Coffee People and Diedrich Coffee. Coffee People and Diedrich Coffee's obligation to complete the merger is subject to the satisfaction or waiver on or before the effective time of various conditions, including the following:

     - approval of the merger agreement by Coffee People stockholders;

     - approval of the issuance of Diedrich Coffee common stock in the merger agreement and in Diedrich Coffee's equity offering by Diedrich Coffee stockholders;

     - the lack of action by a United States court or governmental authority to prohibit or otherwise restrict the merger's completion;

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     - a declaration by the SEC that the registration statement on Form S-4, of which this proxy statement/prospectus is a part, is effective, and it is not the subject of any stop order or proceedings seeking a stop order;

     - a declaration by the SEC that the registration statement on Form S-1, relating to the Diedrich Coffee equity offering, is effective, and it is not the subject of any stop order or proceedings seeking a stop order;

     - completion of Diedrich Coffee's equity offering of common stock at a per share offering price of at least $6.00 with net proceeds of at least $7 million;

     - authorization of the Diedrich Coffee common stock issuable in the merger for listing on the Nasdaq National Market upon official notice of issuance;

     - accuracy of the representations and warranties of the other party in all material respects as of the closing date, except to the extent expressly made as of an earlier date, in which case as of such date;

     - performance and compliance in all material respects by the other party of its covenants under the merger agreement through the closing date; and

     - the lack of any material adverse change to the other party since March 16, 1999.

     Conditions to the Obligations of Coffee People. Coffee People's obligation to complete the merger is further subject to the satisfaction or waiver on or before the effective time of the following conditions:

     - receipt by Coffee People of the opinion of Diedrich Coffee's legal counsel as to matters reasonably agreed upon by the companies;

     - obtainment by Diedrich Coffee of all material third party consents required in connection with the merger agreement;


     - creation of a vacancy on the Diedrich Coffee board and appointment of a director designated by Second Cup, and receipt by Second Cup of an executed agreement from Diedrich Coffee's directors, executive officers and their affiliates to vote in favor of the Second Cup designee; and


     - receipt by Second Cup of an executed copy of the registration rights agreement.

     Conditions to the Obligations of Diedrich Coffee. Diedrich Coffee's obligation to complete the merger is further subject to the satisfaction or waiver on or before the effective time of the following conditions:

     - receipt by Diedrich Coffee of an executed copy of the letter agreement from each affiliate of Coffee People;

     - receipt by Diedrich Coffee of the opinion of Coffee People's legal counsel as to matters reasonably agreed upon by the companies;

     - obtainment by Coffee People of all material third party consents required in connection with the merger agreement; and

     - receipt by Diedrich Coffee of an executed copy of the lockup agreement.

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TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated before the merger's completion:

     - by mutual written consent of Coffee People, Diedrich Coffee and CP Acquisition Corp.;

     - by either Coffee People or Diedrich Coffee and CP Acquisition Corp.:

        -- if a court of competent jurisdiction issues a nonappealable final order or takes any other nonappealable final action having the effect of prohibiting the merger;


        -- if the merger is not completed by July 15, 1999;


        -- if the non-terminating party breaches any of its representations, warranties, covenants or agreements in the merger agreement that causes the failure to satisfy the conditions of the terminating party to complete the merger; or

        -- if Diedrich Coffee's equity offering is not completed at a per share offering price of at least $6.00 with net proceeds of at least $7 million;

     - by Coffee People in order to accept a superior acquisition proposal;

     - by Diedrich Coffee and CP Acquisition Corp., if the Coffee People board recommends to Coffee People stockholders a superior acquisition proposal; or

     - by Diedrich Coffee and CP Acquisition Corp., if the Coffee People board withdraws or materially weakens its recommendation of the merger agreement or the merger.

     Termination of the merger agreement by the parties will void the agreement without any liability or obligation, other than (a) in connection with any liability on any party then in breach of the merger agreement, (b) the obligations of the parties to keep confidential all nonpublic information connected with the merger and (c) Coffee People's obligation to pay Diedrich Coffee up to $1.5 million under the circumstances described below under "Expenses."

EXPENSES

     Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by it will be paid by the party incurring such fees and expenses. However, Coffee People is obligated to pay up to $1.5 million of Diedrich Coffee and CP Acquisition Corp.'s expenses incurred to third parties if the merger agreement is terminated under the following circumstances:

     - by Coffee People to accept a superior acquisition proposal; or

     - by Diedrich Coffee and CP Acquisition Corp. because the Coffee People board recommended a superior acquisition proposal or weakened or withdrew its recommendation of the merger agreement or the merger.

AMENDMENT OR WAIVER OF THE MERGER AGREEMENT

     The parties may amend the merger agreement or waive its terms and conditions before approval by Coffee People and Diedrich Coffee stockholders. The parties may not do so after such approval if the amendment or waiver requires further stockholder approval under law, without first obtaining approval from the affected stockholders. Any amendment to, or waiver of, the merger agreement must be in writing and signed by the parties.

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                  OPERATIONS AND MANAGEMENT OF DIEDRICH COFFEE
                                AFTER THE MERGER

OPERATIONS


     Following the merger, Diedrich Coffee will be the second largest specialty coffee retailer in the United States, based on sales, and the largest operator of mall coffee stores, based on sales and number of locations. After the merger, Coffee People will be a wholly-owned subsidiary of Diedrich Coffee. We intend to convert the Coffee Plantation and Coffee People brand coffeehouses to the Diedrich Coffee brand. We do not intend to convert the Gloria Jean's brand to the Diedrich Coffee brand in the near future. We will reorganize into two operating divisions: the Diedrich coffeehouse division and the Gloria Jean's mall coffee store division. We do not anticipate closing any stores in connection with the merger. We intend to centralize purchasing, roasting, packaging, distribution and certain administrative functions.



     After the merger, we will have annual systemwide sales of more than $150 million through 361 retail locations in 38 states and 6 foreign countries. We will continue to pursue our national growth strategy for coffeehouses through area development agreements with large multi-unit franchise operators. Our goal is to add between 1,200 and 1,500 coffeehouses, carts and kiosks over the next 5 to 7 years. In addition to these operations, each franchise area developer will have the opportunity to develop their own wholesale business in their territory through a distribution agreement. The operators will, in essence, have control of the brand within their own territory. Diedrich Coffee has signed 5 major franchise agreements which provide for the opening of up to 274 Diedrich coffeehouses over the next 5 to 7 years.



     Gloria Jean's is the leader in the mall coffee store segment. We intend to support the continued rejuvenation of the Gloria Jean's chain. We believe there will be a major opportunity for growth and improvement of the chain and believe that the current management team has already implemented some promising improvements. We will continue to franchise individual Gloria Jean's mall coffee stores to owner-operators who have historically performed well.


     Diedrich Coffee's principal corporate offices will continue to be located in Irvine, California.

DIRECTORS

     The Diedrich Coffee board of directors will be increased by one member as a result of the merger. The Diedrich Coffee common stockholders are electing six directors for a one-year term at their annual meeting. See "Additional Matters for Consideration by Diedrich Coffee Stockholders." Information about the current Diedrich Coffee directors, all of whom have been nominated for re-election at Diedrich Coffee's annual meeting, can be found in "Information About Diedrich Coffee -- Directors and Executive Officers."


     Concurrent with the completion of the merger, Diedrich Coffee's board of directors will adopt a resolution to increase the number of directors to seven. Pursuant to the merger agreement, Second Cup will be entitled to nominate a candidate to fill the newly created vacancy. Second Cup has designated Randy Powell, its President and Chief Executive Officer, as its director nominee. See "Information About Coffee People -- Directors and Executive Officers." The board of directors of Diedrich Coffee has agreed to elect such nominee to the board. Some directors, executive officers and a significant stockholder of Diedrich Coffee who own approximately 42% of Diedrich Coffee's common stock have entered into a voting agreement promising to vote for Second Cup's nominee at subsequent meetings of the Diedrich Coffee stockholders for so long as Second Cup owns at least 50% of the Diedrich Coffee common stock that it will receive in the merger.


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EXECUTIVE OFFICERS

     The composition of Diedrich Coffee's management will not change as a result of the merger. It is expected that after the merger, the management of Coffee People's operating divisions will not change. Robert Rodriguez, James McDermet and Tom Twitchel will continue in their current capacities with Gloria Jean's, Coffee People (Oregon), and Coffee Plantation. Alton McEwen and Mark Archer will continue in a transitional capacity. For more information concerning each of the executive officers of Diedrich Coffee, see "Information About Diedrich
Coffee -- Directors and Executive Officers" and "-- Executive Compensation." For more information regarding Alton McEwen, Mark Archer, Robert Rodriguez, James McDermet and Tom Twitchel, see "Information About Coffee People -- Directors and Executive Officers" and "-- Executive Compensation."

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                  DESCRIPTION OF DIEDRICH COFFEE CAPITAL STOCK


     Diedrich Coffee's authorized capital stock consists of 25 million shares of common stock, $0.01 par value per share and 3 million shares of preferred stock, $0.01 par value per share.


DIEDRICH COFFEE COMMON STOCK


     At June 4, 1999, there were approximately 6.2 million shares of Diedrich Coffee common stock outstanding held of record by 153 persons. Exercisable stock options and stock warrants to purchase an aggregate of approximately 3.1 million shares of common stock were also outstanding.



     Diedrich Coffee common stockholders are entitled to one vote per share on all matters to be voted upon by Diedrich Coffee stockholders. Diedrich Coffee common stockholders may not cumulate votes for the election of directors.



     Diedrich Coffee common stockholders are entitled to receive ratably any dividends as may be declared from time to time by the Diedrich Coffee board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of preferred stock. In the event of liquidation or dissolution of Diedrich Coffee, its common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any preferred stock. Diedrich Coffee common stockholders do not have any preemptive or conversion rights or other subscription rights. Neither redemption nor sinking fund provisions apply to the Diedrich Coffee common stock.



     All outstanding shares of Diedrich Coffee common stock are fully paid and non-assessable, and the shares of common stock that will be outstanding after the merger will be fully paid and non-assessable.


DIEDRICH COFFEE PREFERRED STOCK


     At June 4, 1999, no shares of Diedrich Coffee preferred stock were outstanding. Diedrich Coffee's board of directors may issue up to 3 million shares of preferred stock in one or more series and, subject to the Delaware General Corporation Law, may:


     - fix the number of shares and designation of any series;

     - fix its preferences, limitations, rights qualifications and restrictions; and

     - determine the voting powers of any such series.


     Although Diedrich Coffee presently does not intend to do so, its board may issue preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of Diedrich Coffee common stockholders without stockholder approval. For example, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to common stockholders. In addition, any such issuance could have the effect of making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the common stockholders. The issuance of preferred stock may delay or prevent a change in control of Diedrich Coffee.



CERTAIN PROVISIONS OF DELAWARE LAW



     The company is a Delaware corporation and is subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and


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an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the company's voting stock.



CERTAIN CHARTER AND BYLAW PROVISIONS



     Special Meetings. Diedrich Coffee's bylaws provide that special meetings of the stockholders may be called only by the board of directors or the president of the company. This provision may make it more difficult for stockholders to take action opposed by the board.



     Indemnification of Directors and Officers. Diedrich Coffee's bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the company's right by reason of the fact that such director or officer is or was serving as a director or officer at the company's request, as a director, officer, partner, venturer, proprietor, employee, agent, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Diedrich Coffee's bylaws also provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.



     Diedrich Coffee's bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.



LIMITATION OF LIABILITY



     Diedrich Coffee's articles of incorporation provide that no director shall be personally liable to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:



     - for any breach by such person of a duty of loyalty;



     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;



     - for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and



     - for any transaction resulting in receipt by such person of an improper personal benefit.



TRANSFER AGENT



     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.




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                COMPARISON OF RIGHTS OF HOLDERS OF COFFEE PEOPLE
                      COMMON STOCK BEFORE AND AFTER MERGER

     The total number of authorized shares of capital stock of Diedrich Coffee is 28 million shares, consisting of 25 million shares of common stock and 3 million shares of preferred stock. The authorized capital of Coffee People is 60 million shares, consisting of 50 million shares of common stock and 10 million shares of preferred stock. If Coffee People stockholders approve the amendments to the company's articles of incorporation, the authorized capital of Coffee People will be 25 million shares, consisting of 20 million shares of common stock and 5 million shares of preferred stock.

     Diedrich Coffee is incorporated in the State of Delaware and Coffee People is incorporated in the State of Oregon, although Diedrich Coffee will reincorporate Coffee People in Delaware immediately after the merger by merging Coffee People into its Delaware subsidiary. Coffee People's stockholders approved this reincorporation merger at Coffee People's most recent annual meeting in November 1998. Following the merger with Diedrich Coffee, the rights of such stockholders will be governed by Delaware law. Because Coffee People stockholders will hold Diedrich Coffee common stock rather than Coffee People common stock after the merger, the rights of the stockholders will also be governed by the Diedrich Coffee amended and restated certificate of incorporation and the Diedrich Coffee bylaws, rather than the Coffee People articles of incorporation and the Coffee People bylaws. The following is a summary comparison of certain provisions of Oregon law and Delaware law and the charters and bylaws of the respective corporations. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate statutes of those states and the corporate charters and bylaws of Diedrich Coffee and Coffee People.

CUMULATIVE VOTING

     In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of the shares present at an annual meeting or any special meeting held to elect directors would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares voting at such meeting. Under Delaware law, cumulative voting in the election of directors is not mandatory but is a permitted option. The Diedrich Coffee certificate and the Diedrich Coffee bylaws do not permit cumulative voting. Under Oregon law, stockholders do not have a right to cumulative voting unless the articles of incorporation provide otherwise. The Coffee People articles do not provide for cumulative voting.

POWER TO CALL SPECIAL MEETING OF STOCKHOLDERS

     Under Delaware law, a special meeting of stockholders may be called by the board of directors or any other person as may be provided in the certificate of incorporation or bylaws. The Diedrich Coffee bylaws provide that special meetings of the stockholders may be called at any time by the board of directors or the President. Under Oregon law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the articles of incorporation or the bylaws or the holders of at least ten percent of all votes entitled to be cast at such meeting. The Coffee People bylaws provide that a special meeting of stockholders may be called at any time by the President, the board of directors or by the holders of not less than ten percent of the outstanding shares entitled to vote at the meeting.

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STOCKHOLDER ACTION WITHOUT A MEETING

     Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of outstanding shares having at least the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Diedrich Coffee bylaws permit stockholders to vote by written consent. Under Oregon law and the Coffee People bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the action is taken by all stockholders entitled to vote on the action.

SIZE OF THE BOARD OF DIRECTORS

     Under Delaware law, the number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors. The Diedrich Coffee certificate does not specify the number of directors, and the Diedrich Coffee bylaws allow Diedrich Coffee's board to set the exact number of directors within the range of three to seven persons. The number of directors is currently fixed at six. Under Oregon law, the number of directors may be fixed in either the articles of incorporation or bylaws. The board of directors or the stockholders of an Oregon corporation may change the authorized number of directors within the minimum and maximum range if the articles of incorporation or bylaws establish a variable range for the size of the board of directors. If the articles of incorporation establish a fixed or variable range, then, after shares are issued, only the stockholders may change the range for the size of the board or change from a fixed or variable-ranged size board by amendment to the corporation's articles of incorporation. If the bylaws establish a fixed or variable range, then either the board of directors or the stockholders may change the range for the size of the board or change from a fixed or variable range size board by amendment to the corporation's bylaws in the manner provided in the bylaws unless the number of directors is fixed in the corporation's articles of incorporation, in which case a change in the number of directors may be made only by amendment to the articles of incorporation. The Coffee People articles of incorporation currently provide that Coffee People will have a minimum of three directors. The bylaws set the size of the board between one and nine directors.

CLASSIFICATION OF BOARD OF DIRECTORS

     A classified board is one with respect to which a certain number of directors, but not necessarily all, are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. The Diedrich Coffee certificate and bylaws do not provide for a classified board. If there are six or more directors, Oregon law permits, but does not require, an Oregon corporation to provide in its articles of incorporation or bylaws for a classified board of directors, pursuant to which the directors can be divided into up to two or three classes of directors with staggered terms of office, with only one class of directors to stand for election each year. The Coffee People articles provide that when the board consists of six or more members, the board may provide in the bylaws for a classified board. The bylaws do not provide for staggered terms.

SPECIAL MEETINGS OF THE BOARD OF DIRECTORS

     Under the Diedrich Coffee bylaws, meetings of Diedrich Coffee's board of directors may be called by the president or a majority of the authorized number of directors upon two or five days' notice, depending upon the method of notice. Oregon law provides that unless the articles of incorporation or bylaws set forth a longer or shorter period, special meetings of a company's

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board of directors must be preceded by at least two days' notice of the date, time and place of the meeting. The Coffee People bylaws stipulate that special meetings of the board of directors may be called by the President or by any director upon two business days' notice.

REMOVAL OF DIRECTORS

     Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors. Diedrich Coffee's certificate and bylaws do not provide for a classified board of directors or cumulative voting. As a result, any director of Diedrich Coffee or the entire Diedrich Coffee's board of directors may be removed with or without cause with the approval of a majority of the Diedrich Coffee outstanding shares entitled to vote at an election of directors. Under Oregon law, any director of an Oregon corporation may be removed with or without cause by the stockholders unless the articles of incorporation provide that directors may only be removed for cause. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may vote to remove the director. If cumulative voting is authorized, a director may not be removed if the number of votes cast against such a removal would be sufficient to elect the director under cumulative voting. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceed the votes cast not to remove the director. Furthermore, a director may be removed by the stockholders only at a meeting called for the purpose of removing the director. The Coffee People bylaws provide that any director may be removed, with or without cause, at a meeting expressly called for such purpose unless the Coffee People articles provide for removal only for cause. The Coffee People articles do not require cause to remove a director.

TRANSACTIONS INVOLVING OFFICERS OR DIRECTORS

     An Oregon corporation may loan money to, or guarantee any obligation incurred by, its directors only if either:

     - The loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single group, excluding the voting shares owned by or voted under the control of the benefited director, or

     - The board of directors and any affected officer determine such loan or guarantee benefits the corporation and the board of directors approves the loan or guarantee or general plan authorizing the loans and guarantees.

With respect to any other contract or transaction between the corporation and one or more of its directors, such transactions are neither void nor voidable if either:

     - The director's interest is made known to the board of directors, a committee of the board of directors or the stockholders of the corporation, who thereafter approve the transaction, or

     - The contract or transaction is fair to the corporation.

     Oregon law does not specifically regulate loans to officers or employees.

     Under Delaware law, any corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation, including any officer or employee who is also a director of the corporation, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. Furthermore, under Delaware law, contracts or transactions between a corporation and either

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any of its directors or a second corporation of which a director is also a director, are not void or voidable if either:

     - The material facts as to the transaction and as to the director's interest are fully disclosed, and either the disinterested directors or a majority of the disinterested stockholders approve or ratify the transaction in good faith, or

     - The person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

LIMITATION OF LIABILITY OF DIRECTORS; INDEMNIFICATION

     Under Oregon law, a corporation's articles of incorporation may set forth a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director. However, such provisions may not eliminate or limit a director's liability for:

     - Breaches of the director's duty of loyalty to the corporation or its stockholders,

     - Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

     - The payment of unlawful distributions, or

     - Any transaction from which the director derived an improper personal benefit.

     Under Oregon law, a corporation may, subject to the limitations described below, indemnify a director against liability incurred if the conduct was in good faith, the individual reasonably believed the individual's conduct was in the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the conduct was unlawful. Under Oregon law, a director may not be indemnified in connection with a proceeding in which the director was found liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director in which the director was found liable on the basis that personal benefit was improperly received. The Coffee People articles contain provisions limiting a director's liability to the fullest extent permitted by Oregon law. Oregon law provides for mandatory indemnification of officers and directors when the indemnified party is wholly successful on the merits or otherwise in the defense of any proceeding to which the director was a party because of being a director. Officers are entitled to the same mandatory indemnification as are directors under the Oregon Business Corporation Act.

     The Diedrich Coffee certificate eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permissible under Delaware law. Under Delaware law, such provision may not eliminate or limit director monetary liability for:

     - Breaches of the director's duty of loyalty to the corporation or its stockholders,

     - Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,

     - The payment of unlawful dividends or unlawful stock repurchases or redemptions, or

     - Transactions in which the director received an improper personal benefit.

     Such limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve the company or its directors from the necessity of complying with federal or state securities laws, or affect the availability of nonmonetary remedies such as injunctive relief or rescission.

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     Delaware law generally permits indemnification of expenses, including attorneys' fees, actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Delaware law requires indemnification of expenses to the extent the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise.

     Expenses incurred by an officer or director in defending any action may be paid in advance, under Delaware law, if such director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. In addition, Delaware law authorizes a corporation's purchase of indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

     Delaware law also permits a Delaware corporation to provide indemnification in excess of that provided by statute. Delaware law does not require authorizing provisions in the certificate of incorporation. Limitations on indemnification may be imposed by a court based on principles of public policy.

DIVIDENDS AND REPURCHASES OF SHARES

     Oregon law permits a corporation, unless otherwise restricted by its articles of incorporation, to make distributions to its stockholders if both of the following factors are satisfied:

     - In the judgment of the directors, the corporation would be able to pay its debts as they come due in the usual course of business, and

     - The corporation's total assets would at least equal the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

     The Coffee People articles do not otherwise restrict the ability of its board of directors to make distributions to its stockholders. In addition, Oregon law generally provides that a corporation may redeem or repurchase its shares.

     Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. However, if the amount of capital of the corporation following the declaration and payment of the dividend is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors may not declare and pay out a dividend from the corporation's net profits. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

APPROVAL OF CERTAIN CORPORATE TRANSACTIONS

     Under both Oregon law and Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the corporation's board of directors and a majority of the outstanding shares entitled to vote. In

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

addition, Diedrich Coffee's certificate contains certain other approval provisions concerning creditor compromises or arrangements.

CLASS VOTING IN CERTAIN CORPORATE TRANSACTIONS

     Under Delaware law, certain amendments of a corporation's certificate of incorporation must be approved by a majority of the outstanding shares of each class of stock (without regard to limitations on voting rights). With certain exceptions, any merger or sale of all or substantially all of the assets of a corporation must be approved by the holders of a majority of the outstanding stock of the corporation. Oregon law does not generally require separate class votes of all voting classes in order to approve charter amendments and sales of substantially all the corporate assets. Oregon law, however, provides that all classes of stock, even nonvoting classes of stock, vote on charter amendments, mergers and share exchanges that affect the rights of holders of such class.

BUSINESS COMBINATIONS/MERGER

     Under Section 203 of the Delaware General Corporation Law, a Delaware corporation is prohibited from engaging in a business combination with an interested stockholder, as defined below, for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, 15% or more of the corporation's outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only. The three-year moratorium imposed by
Section 203 on business combinations of Section 203 does not apply if one or more of the following applies:

     - Prior to the date on which such stockholder becomes an interested stockholder, the board of directors of the subject corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder,

     - Upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, excluding from the 85% calculation shares owned by directors who are also officers of the subject corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer, or

     - On or after the date such person or entity becomes an interested stockholder, the board of directors approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     Although a Delaware corporation to which Section 203 applies may elect not to be governed by Section 203, Diedrich Coffee's board of directors intends that it be governed by Section 203. Diedrich Coffee believes that most Delaware corporations have availed themselves of this statute and have not opted out of
Section 203.

     Diedrich Coffee believes that Section 203 will encourage any potential acquiror to negotiate with Diedrich Coffee's board of directors. Section 203 also might have the effect of limiting the ability of a potential acquiror to make a two-tiered bid for Diedrich Coffee in which all stockholders would not be treated equally. Stockholders should note, however, that the application of
Section 203 to Diedrich Coffee will confer upon its board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for Diedrich Coffee's shares over the

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then-current market price. Section 203 would also discourage certain potential acquirors unwilling to comply with its provisions.

     Oregon law contains a "business combinations" provision that is essentially the same as Section 203 of the Delaware law.

APPRAISAL RIGHTS

     Under Oregon law and Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters' rights or to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. The limitations on the availability of appraisal rights under Oregon law are different from those under Delaware law. Under Delaware law, such fair market value is determined exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, and such appraisal rights are not available in the following situations:

     - With respect to the sale, lease or exchange of all or substantially all of the assets of a corporation,

     - With respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares of such corporations, or

     - To stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger under Delaware law.

     Under Oregon law, appraisal rights are generally not available to holders of shares of any class or series if the shares of the class or series were registered with respect to a merger on a national securities exchange or quoted on the Nasdaq National Market as a national market security on the record date for the meeting at which the merger is to be approved.

     Dissenters' rights are available to the stockholders of Coffee People with respect to the merger. See "Additional Information -- Dissenters' or Appraisal Rights."

INSPECTION OF STOCKHOLDER LIST

     Delaware law allows any stockholder to inspect the stockholder list for a purpose reasonably related to such person's interest as a stockholder. Delaware law also provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten day period preceding a stockholders' meeting for any purpose germane to the meeting. Oregon law allows any stockholder to inspect the stockholder list beginning two days after notice of a meeting is given for which the list was prepared and continuing through the meeting.

BYLAWS

     Under Delaware law, the corporation's bylaws may be adopted, amended or repealed by the stockholders of the corporation. However, under Delaware law, a corporation may, in its certificate of incorporation, confer the power to adopt, amend, or repeal the bylaws upon the directors, subject to the stockholders' right to do the same. The Diedrich Coffee certificate provides that the board of directors has the right to adopt, amend, or repeal the bylaws. Under Oregon law, a corporation's bylaws may be adopted, amended or repealed either by the board

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of directors or the stockholders of the corporation, unless the corporation's articles provide that the stockholders solely have the power to amend or repeal the bylaws, or the stockholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. The Coffee People articles and bylaws do not grant the stockholders sole power to alter, amend or repeal any bylaws.

CONTROL SHARE ACT

     The Oregon Control Share Act generally provides that a person who acquires "control shares" cannot vote the shares unless voting rights are approved by the corporation's preexisting disinterested stockholders. Delaware law does not contain an equivalent to the Control Share Act.

DISSOLUTION

     Under Oregon law, a dissolution must be approved by written consent of all stockholders or the dissolution must be initiated by the board of directors and, unless the articles of incorporation or the board requires a greater vote or a vote by voting groups, approved by a majority of the votes entitled to be cast on the proposal for dissolution. The Coffee People articles do not contain any such supermajority or voting group requirement. Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be unanimously approved by all the stockholders entitled to vote thereon. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simply majority of the outstanding shares of the corporation's stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. The Diedrich Coffee certificate does not contain a supermajority voting requirement.

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                    ADDITIONAL MATTERS FOR CONSIDERATION OF
                          DIEDRICH COFFEE STOCKHOLDERS


     In addition to consideration of and voting on the issuance of Diedrich Coffee common stock in connection with the merger and equity offering or other type of financing, the Diedrich Coffee stockholders will be asked to vote on the following matters at the Diedrich Coffee annual meeting.


ELECTION OF DIRECTORS


     Diedrich Coffee's bylaws provide that its board of directors shall consist of between three and seven directors with the precise number to be determined by resolution of the board of directors. The authorized number of members of Diedrich Coffee's board of directors is presently set at six persons. The directors are elected once a year at the annual meeting of the stockholders. If a quorum is present at the Diedrich Coffee annual meeting, the six nominees receiving the greatest number of votes will be elected.


     The board of directors proposes that John E. Martin, Martin R. Diedrich, Timothy J. Ryan, Peter Churm, Lawrence Goelman and Paul C. Heeschen, all of whom are current directors of Diedrich Coffee, be re-elected for a new one year term. Certain information regarding these individuals as is set out above under "Information Concerning Diedrich Coffee -- Directors and Executive Officers." Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted for such nominees.

     Each nominee has consented to serve as a director of Diedrich Coffee. It is not anticipated that any of the nominees will be unable to serve as directors. Should any one or more of the nominees become unavailable to serve as director prior to the Diedrich Coffee annual meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominees in their discretion.


     Each director elected will hold office until the next annual meeting of the stockholders or until a successor is duly elected or appointed. If the merger with Coffee People is consummated, Diedrich Coffee's board will adopt a resolution to increase the number of directors to seven. Pursuant to the merger agreement, Second Cup will be entitled to nominate a candidate to fill the newly created vacancy. Second Cup has designated Randy Powell, its President and Chief Executive Officer, as its director nominee. For more information about Mr. Powell, see "Information About Coffee People -- Directors and Executive Officers." The board of directors of Diedrich Coffee has agreed to appoint such nominee to the board. Diedrich Coffee directors, executive officers and a significant stockholder have agreed to vote their shares in favor of the Second Cup designee at any election of directors, for so long as Second Cup owns at least 50% of the Diedrich Coffee common stock that it will receive in the merger.


     It is anticipated that those directors who are currently members of the compensation committee and/or audit committee of the Diedrich Coffee board will continue in those positions.


AMENDMENT OF 1996 STOCK INCENTIVE PLAN



     General



     The maximum number of shares of Diedrich Coffee common stock that may be issued pursuant to awards under the 1996 Stock Incentive Plan is currently 775,000, and as of June 1, 1999, options covering a total of 647,583 shares were outstanding or had been exercised under the plan. Accordingly, only 127,417 shares remain available for new grants. The board of directors has unanimously approved, subject to approval by the stockholders, an amendment to the plan to make an additional 500,000 shares of Diedrich Coffee common stock (subject to


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antidilution adjustments) available under the plan for a total of 1,275,000 shares of Diedrich Coffee common stock.



     Summary of 1996 Stock Incentive Plan



     The following is a summary of the principal features of the plan as in effect and as proposed to be amended by this proposal.



     Purpose and Eligibility. The plan is intended to promote the interests of Diedrich Coffee and its stockholders by using investment interests in the company to attract, retain and motivate its management and other persons, to encourage and reward their contributions to the performance of the company and to align their interests with the interests of Diedrich Coffee stockholders. The persons eligible to receive awards under the plan include directors, officers, employees, consultants, and advisors of Diedrich Coffee and its affiliated entities. Currently, it is estimated that approximately 800 persons are eligible for selection to receive incentive awards under the plan, consisting of approximately 3 directors, 3 executive officers and 800 employees.



     Types of Awards. The plan enables Diedrich Coffee to grant a variety of stock-based incentive awards, including incentive and nonqualified stock options, restricted stock, stock appreciation rights, stock payments, dividend equivalents, stock bonuses, stock sales, phantom stock and other stock-based benefits. Stock options granted under the plan may be incentive stock options intended to qualify under the provisions of Section 422 of the Code or non-qualified stock options that do not so qualify. The exercise price for each option is determined by the committee at the date of grant. Options granted under the plan vest, become exercisable, and terminate as determined by the committee. All options granted under the plan may be exercised at any time after they vest and before their expiration date, provided that no option may be exercised more than ten years after its grant or, in some instances, upon termination of the recipient. The exercise of stock options and other awards granted under the plan will have the effect of diluting current stockholders to the extent that the stock options and other awards are exercised and therefore converted into shares of common stock.



     In addition to options, the committee may also grant restricted stock, stock appreciation rights, stock payments, dividend equivalents, stock bonuses, stock sales, phantom stock and other stock-based benefits. Shares of restricted stock may be granted by the committee to recipients who may not transfer the restricted shares until the restrictions are removed or expire. Stock appreciation rights, either related or unrelated to options, entitle the recipient to payment of the difference between the fair market value of a share of common stock and the related exercisable option or initial base amount, multiplied by the number of shares as to which such stock appreciation right is exercised. The committee may also approve stock payments of Diedrich Coffee common stock to any eligible person or grant dividend equivalents payable in cash, common stock, or other awards to recipients of options, stock appreciation rights, or other awards denominated in shares of common stock. For all such awards, the committee shall generally determine the relevant criteria, terms, and restrictions.



     Securities Subject to the Plan. No more than 775,000 shares of common stock (1,275,000 shares if this proposal is approved) may be issued pursuant to or upon exercise of awards granted under the plan. The shares available under the plan may either be authorized and unissued shares or shares reacquired by the company through open market purchases or otherwise. Shares of common stock subject to unexercised portions of any award that expire, terminate or are canceled, and shares of common stock issued pursuant to an award that are reacquired by the company according to the terms of the award under which the shares were issued, will again become eligible for the grant of further awards under the plan. The number and kind of shares of common stock or other securities available under the plan in general, as well as the number and kind of shares of common stock or other securities subject to


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outstanding awards and the exercise price per share of any awards, may be proportionately adjusted to reflect stock splits, stock dividends and other capital stock transactions.



     If Diedrich Coffee is the surviving corporation in any merger or consolidation, each outstanding award will entitle the recipient to receive the same consideration received by holders of the same number of shares of Diedrich Coffee common stock in the merger or consolidation. In the event of a change-in-control, any then outstanding vested or unvested awards will automatically terminate unless:



     - provision is made in writing in connection with such transaction for the continuance of the plan and for the assumption of any awards, or for the substitution for any awards of new awards covering the securities of a successor entity or its affiliate with appropriate adjustments as to the number and kind of securities and exercise prices, in which event the plan and such outstanding awards will continue or be replaced, as the case may be; or



     - the board will provide in writing for any adjustments it deems appropriate in the terms and conditions of the then-outstanding awards, including accelerating the vesting of outstanding awards and/or providing for the cancellation of awards and their automatic conversion into the right to receive the securities, cash or other consideration that a holder of the shares underlying such awards would have been entitled to receive upon consummation of the change-in-control had the shares been issued and outstanding immediately before the effective date and time of the change-in-control, net of the appropriate option exercise prices.



     If the plan and the awards terminate by reason of the occurrence of a change-in-control without provision for any of the actions described above, then any recipient holding outstanding awards has the right, at a time immediately before the consummation of the change-in-control designated by the board, to fully exercise the recipient's awards to the full extent, including any installments which have not yet become vested. For purposes of the plan, a change-in-control includes:



     - a reorganization, merger or consolidation in which more than 50% of voting securities of Diedrich Coffee are not represented by holders of securities before the reorganization, merger or consolidation;



     - a liquidation or dissolution of Diedrich Coffee;



     - the acquisition of 50% or more of Diedrich Coffee's voting securities by any person; or



     - a majority change in board membership without board approval.


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     The following table sets forth the number of options granted under the 1996
Stock Incentive Plan, including outstanding options and options that have been exercised, as of June 1, 1999 for:



     - each of our executive officers listed in our summary compensation table;



     - each of our nominees for election as a director;



     - each person who received 5% of such options;



     - all current executive officers as a group;



     - all current directors who are not executive officers as a group; and



     - all employees, including current officers who are not executive officers, as a group.



                  NAME OF BENEFICIAL OWNER                    NUMBER OF OPTIONS GRANTED
                  ------------------------                    -------------------------
John E. Martin..............................................                 0
  Chairman of the Board
Timothy J. Ryan.............................................                 0
  President and Chief Executive Officer
Martin R. Diedrich..........................................             4,000
  Vice Chairman of the Board, Chief Coffee Officer and
  Secretary
Ann Wride...................................................           124,000
  Vice President and Chief Financial Officer
Dolf Berle..................................................            74,000
  Vice President of Franchise Development and Operations
Catherine Saar..............................................            39,000
  Vice President of Marketing and Wholesale Sales
Paul C. Heeshen.............................................                 0
Lawrence Goelman............................................           100,000
Peter Churm.................................................                 0
Kerry Coin..................................................            80,000
Gregg Rondinelli............................................            75,000
All current executive officers as a group (6 persons).......           241,000
All current directors who are not executive officers as a
  group (3 persons).........................................           100,000
All current employees, including all current officers who
  are not executive officers, as a group (96 persons).......           151,583



     Administration, Amendment and Termination. The administering body for the plan is a committee of the board, which consists of at least two non-employee directors who are disinterested within the meaning of Rule 16b-3 of the Exchange Act, and who are eligible to receive only automatic, non-employee directors options. However, the board, instead of the committee, may exercise any authority granted to the committee under the plan. The committee has the authority to interpret the plan and the rights of recipients of awards granted under the plan. The committee also has the power to discontinue, suspend or amend the plan in any manner, subject to certain limited exceptions, including increases in the number of shares available that may be the subject of awards under the plan which requires stockholder approval. With respect to all other amendments to the incentive plan, the board may, in its discretion, determine that such amendment shall only become effective upon approval by the company's stockholders if the board determines that such stockholder approval may be advisable, such as for the purpose of obtaining or retaining any statutory or regulatory benefits


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


under federal or state securities laws, federal or state tax laws, or for the purpose of satisfying applicable stock exchange listing requirements. The committee may, with the consent of the recipient of an award, modify the terms and conditions, accelerate or extend the vesting or exercise period and adjust or reduce the purchase price of such award.



     Terms and Conditions of Awards Under the Plan. The committee will select the recipients of awards granted under the plan and will determine the dates, amounts, exercise prices, vesting periods and other relevant terms of the awards.



     Award Pricing. The pricing of awards, including the exercise price for stock options, shall be determined by the committee as of the date the award is granted. Options to purchase Diedrich Coffee common stock may be granted with an exercise price below the market value of such stock on the grant date.



     Award Vesting. Awards granted under the plan vest and become exercisable as determined by the committee in its discretion. Awards granted under the plan may be exercised at any time after they vest and before the expiration date determined by the committee, provided that an award intended to qualify as an incentive stock option under the Code will not be exercisable after the expiration of five years from the date of grant to certain holders of significant amounts of outstanding Diedrich Coffee common stock. Furthermore, in the absence of a specific agreement to the contrary, options will generally expire and become unexercisable one year following termination of the recipient's employment with the company for any reason. The committee may accelerate the vesting of any options and may also extend the period following termination of employment with the company during which options may vest and/or be exercised.



     Award Payments. The exercise price for awards may be paid in cash or in any other consideration the committee deems acceptable, including securities of the company surrendered by the recipient or withheld from the shares otherwise deliverable upon exercise. Diedrich Coffee may extend or arrange for the extension of credit to any recipient to finance the recipient's purchase of shares upon exercise of the recipient's award and/or the payment of taxes payable in connection with an award, on terms approved by the committee, subject to restrictions under applicable laws and regulations, or allow exercise in a broker's transaction in which the exercise price will not be received until after exercise and subsequent sale of the underlying common stock.



     Limited Transferability of Awards. Awards are generally not transferable by the recipient during the life of the recipient.



     Awards Documentation. Awards granted under the plan will be evidenced by an agreement duly executed on behalf of Diedrich Coffee and by the recipient, or by a confirming memorandum issued by Diedrich Coffee to the recipient, setting forth such terms and conditions applicable to the award. The adoption of the plan did not affect any other stock option, incentive or other compensation plans in effect for Diedrich Coffee. The incentive plan does not preclude the Diedrich Coffee from establishing any other forms of incentive or other compensation for its employees, directors, advisors or consultants, whether or not approved by stockholders.



     Rights With Respect to Common Stock. No recipient of an award under the plan has any right, title or interest in or to any shares of common stock subject to any award or any rights as a stockholder unless and until the award is duly exercised pursuant to the terms of the plan and the exercise of the award results in the issuance of shares of common stock to the recipient.



     Plan Provisions Regarding Section 162(m) of the Code. In general, Section 162(m) of the Code imposes a $1 million limit on the amount of compensation that may be deducted by Diedrich Coffee in any tax year with respect to its Chief Executive Officer and its other four most highly compensated employees, including any compensation relating to an award under the plan. The plan is designed to allow Diedrich Coffee to grant awards that are not subject to the $1 million limit of Section 162(m). No one eligible person may be granted any awards with respect to more than 250,000 shares of common stock or in excess of $1 million in any one calendar year. Furthermore, if
Section 162(m) would otherwise apply and if the amount of compensation an eligible person would receive under an award is not based solely on an increase in the value of the underlying Diedrich Coffee common stock after the date of grant or award, the committee may condition the grant, vesting, or exercisability of the award on the attainment of a preestablished objective performance goal. A preestablished objective performance goal may include one or more of the following performance criteria: (a) cash flow, (b) earnings per share (including earnings before interest, taxes, and amortization), (c) return on equity, (d) total shareholder return, (e) return on capital, (f) return on assets or net assets, (g) income or net income, (h) operating income or net operating income, (i) operating margin, (j) return on operating revenue, and (k) any other similar performance criteria.



     Participation in the Plan by Directors, Executive Officers and Other Employees.



     On June 1, 1999, the market value of Diedrich Coffee common stock was $6.625 per share, options to purchase 103,316 shares had been exercised under the plan and options to purchase an aggregate of 544,267 shares of common stock have been granted and were outstanding under the plan at exercise prices ranging from $2.75 to $7.75 a share.



     Participation in the plan is at the discretion of the board or the committee; accordingly, future participation by directors, executive officers and other employees under the plan is not determinable.



     Federal Income Tax Treatment



     The following brief description of federal income tax treatment which will generally apply to options and other awards granted under the plan, based on federal income tax laws in effect on the date of this document. The exact federal income tax treatment of options and other awards will depend on the specific circumstances of the recipient. No information is provided with respect to estate, inheritance, gift, state or local tax laws, although there may be certain tax consequences upon receipt or exercise of an option or other award or the disposition of any acquired shares under those laws.



     Incentive Stock Options. Stock options granted under the plan may qualify as "incentive stock options" within the meaning of Section 422 of the Code. If a recipient exercises an incentive stock option in accordance with its terms and does not dispose of the shares acquired within two years from the date of the grant of the incentive stock option nor within one year from the date of exercise, the required holding periods, the recipient generally will not be subject to regular federal income tax, and Diedrich Coffee will not be entitled to any deduction on either the grant or the exercise of the incentive stock option. A recipient's basis in the shares acquired upon exercise will be the amount paid upon exercise. Provided a recipient holds the shares as a capital asset at the time of sale or other disposition of the shares, a recipient's gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss. The amount of a recipient's gain or loss will be the difference between the amount realized on the disposition of the shares and the recipient's basis in the shares.



     If, however, recipient disposes of the acquired shares at any time before the expiration of the required holding periods, then, subject to certain exceptions, the recipient will recognize ordinary income at the time of such disposition which will equal the excess, if any, of the lesser of (a) the amount realized on such disposition, or (b) the fair market value of the shares on the date of exercise, over the recipient's basis in the shares. Diedrich Coffee generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by a recipient. Any gain in excess of such ordinary income amount will be a capital gain. If a recipient disposes of such shares for less than the recipient's basis in the shares, the difference between the amount realized and the recipient's basis will be capital loss.



     The excess of the fair market value of the shares acquired on the exercise date of an incentive stock option over the exercise price of such option generally is required to be included in the recipient's alternative minimum taxable income for the year in which the option is exercised and, accordingly, may subject a recipient to the alternative minimum tax.



     Non-qualified Stock Options. In general, there are no tax consequences to the recipient or to Diedrich Coffee on the grant of a stock option that does not qualify as an incentive stock option. On exercise, however, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares as of the exercise date over the purchase price paid for such shares, and Diedrich Coffee will be entitled to a deduction equal to the amount of ordinary income recognized by the recipient. Upon a subsequent disposition of the shares received under a non-qualified stock option, the difference between the amount realized on such disposition and the fair market value of the shares on the date of exercise generally will be treated as a capital gain or loss.



     Miscellaneous Tax Issues. Diedrich Coffee generally will be required to make arrangements for withholding applicable taxes with respect to any ordinary income recognized by a recipient in connection with the exercise of options granted under the plan.



     Special rules will apply in cases where a recipient of an option pays the exercise price or applicable withholding tax obligations by delivering previously owned shares of common stock or by reducing the amount of shares otherwise issuable pursuant to the exercise of an option. The surrender or withholding of such shares will in certain circumstances result in the recognition of income with respect to such shares or a carryover basis in the shares acquired.



     The terms of the plan allow for the granting of options that accelerate the ability of the recipient to exercise the option in connection with a change in ownership or control of the company. In that event and depending upon the individual circumstances of the recipient, certain amounts with respect to such options may constitute "excess parachute payments" under the "golden parachute" provisions of the Code. According to these provisions, a recipient will be subject to a 20% excise tax on any "excess parachute payments," and the company will be denied any deduction with respect to such payment.



     Vote Required and Board of Directors' Recommendation.



     The affirmative vote of the holders of a majority of shares present or represented by proxy and entitled to vote at the special meeting is required to approve the amendment to the plan. The Diedrich Coffee board recommends that you vote for approval of the amendment to the 1996 Stock Incentive Plan.


RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

     The Diedrich Coffee board has again selected KPMG LLP to serve as our independent accountants for the current fiscal year. KPMG LLP has served as our auditor since January 17, 1997. Selection of our independent accountants is not required to be submitted for stockholder approval, but the board of directors is seeking ratification of its selection by the affirmative vote of a majority of the shares represented and voted at the annual meeting. If the stockholders do not ratify this selection, the Diedrich Coffee board will reconsider its selection of KPMG LLP and will either continue to retain this firm or appoint new auditors upon recommendation of its audit committee.

     Diedrich Coffee's board of directors recommends that you vote for the ratification of the selection of KPMG LLP as the independent accountants for the current fiscal year. Representatives of KPMG LLP are expected to be at the meeting to answer appropriate questions.

                    ADDITIONAL MATTERS FOR CONSIDERATION OF
                           COFFEE PEOPLE STOCKHOLDERS


     In addition to approving the merger with Diedrich Coffee and adopting the merger agreement, Coffee People stockholders will be asked to vote on the following matter at the Coffee People stockholders meeting.


AMENDMENT TO COFFEE PEOPLE'S ARTICLES OF INCORPORATION

     On November 24, 1998, Coffee People stockholders approved the reincorporation of the company from Oregon to Delaware by means of a merger of Coffee People into its wholly-owned subsidiary, Coffee People Worldwide. Because of the negotiations with Diedrich Coffee, the reincorporation merger was deferred. Diedrich Coffee has informed Coffee People that it will reincorporate Coffee People as a Delaware corporation immediately after the Diedrich Coffee merger. The combined company intends to accomplish the reincorporation by merging Coffee People into a wholly-owned subsidiary of Diedrich Coffee.

     If the Diedrich Coffee merger is not approved or for some other reason does not occur, Coffee People management still intends to complete the reincorporation and become a Delaware corporation, as approved by the stockholders at the November annual meeting. Accordingly, Coffee People's board has determined it is in the company's best interests to make certain changes to Coffee People's articles of incorporation in connection with the reincorporation merger. By changing the par value of the stock and reducing the authorized capital, Coffee People will save over $100,000 of Delaware incorporation fees and will significantly reduce its Delaware franchise tax going forward.

     The proposed amendments to the articles of incorporation are:

     - changing the par value of the capital stock from no par to $.00001 per share; and

     - reducing the authorized capital stock from 60,000,000 to 25,000,000 shares, consisting of:

        -- a reduction in the authorized common stock from 50,000,000 to 20,000,000 shares; and

        -- a reduction in the authorized preferred stock from 10,000,000 to 5,000,000 shares.

     Coffee People will incorporate its subsidiary Coffee People Worldwide with a similar capital structure. Coffee People's name will be changed to "Coffee People Worldwide" as a result of the reincorporation merger. Coffee People management does not believe any negative effects on the Coffee People stockholders would result from the suggested changes.

                             ADDITIONAL INFORMATION

DISSENTERS' OR APPRAISAL RIGHTS

     Coffee People's stockholders have the right to dissent from the Diedrich Coffee merger and to receive payment for their shares in accordance with the terms of the Dissenters' Rights Statute, Sections 60.551 through 60.594 of the Oregon Business Corporation Act. The following discussion is a summary of the dissenters' rights law under the Oregon law. The entire statute is reprinted in Appendix D. Any stockholder who wishes to exercise dissenters' rights or preserve the right to do so should review the statute carefully. If you do not comply with the procedures of the statute, you will lose your dissenters' rights.

     A Coffee People stockholder who wishes to dissent from the merger must satisfy the following conditions, among others:


     - WRITTEN OBJECTION. The stockholder must file a written objection to the merger with Coffee People at its offices at 11480 Commercial Parkway, Castroville, California 95012, Attention: Mark J. Archer, Secretary, before the vote to be taken at the meeting.


     - NO VOTE IN FAVOR. The stockholder must not vote in favor of the merger.

     A negative vote alone, will not constitute the written objection required before the meeting.

     If the stockholders approve the Diedrich Coffee merger, Coffee People will send written notice along with a copy of the statute no later than 10 days after the corporate action is taken to each dissenting stockholder. The notice will:

     - state where the stockholder must send his or her written payment demand,

     - state where and when the stockholder must deposit his or her certificates representing Coffee People common stock,

     - contain a form for demanding payment, which requires the dissenting stockholder to certify that he or she acquired beneficial ownership before the first public announcement of the merger, and

     - set a date by which such written payment demand must be received (not fewer than 30 nor more than 60 days after the date the notice was delivered to the dissenting stockholder).

     If you are a dissenting stockholder and you do not demand payment, certify that you acquired the shares before the first public announcement, or deposit your shares within the time provided by such notice, you will not be entitled to dissenters' rights.

     If the merger is consummated, Coffee People will pay to each dissenting stockholder who follows the procedure described above the amount that Coffee People estimates to be the fair value of the dissenting stockholder's shares. The term "fair value" means the value of the shares immediately before the merger, and excludes any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable. Coffee People will provide, along with payment, its balance sheet, income statement and statement of changes in stockholders' equity for its last fiscal year and any available interim financial statements since the end of the last fiscal year, an explanation of how it estimates the fair value of the shares and how the accrued interest was calculated and other information.

     Coffee People may elect to withhold payment from a dissenting stockholder if the dissenting stockholder was not the beneficial owner of the shares before the date that the merger was publicly announced. In that event, Coffee People may force the dissenting stockholder to pursue judicial determination of the value of the share unless the dissenting stockholder agrees to accept the amount specified by Coffee People as the fair value in full satisfaction of the dissenting stockholder's rights.

     If you are a dissenting stockholder and you are dissatisfied with the payment or offer you may, within 30 days of the payment or offer for payment, notify Coffee People in writing of your estimate of the fair value of your shares and the amount of interest due.

     If any dissenting stockholder's demand for payment is not settled within 60 days after Coffee People's receipt of the demand, the Oregon law requires that Coffee People commence a proceeding in the Circuit Court of Multnomah County, Oregon to determine the fair value of the shares. Coffee People must name all dissenting stockholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the shares. Court costs and appraisal fees would be assessed against Coffee People, except that the court may assess such costs against some or all of the dissenting stockholders to the extent that the court finds the dissenting stockholders acted arbitrarily, vexatiously or not in good faith in demanding payment or to the extent the court finds equitable.

LEGAL MATTERS


     The validity of the Diedrich Coffee common stock to be issued in connection with the merger will be passed upon for Diedrich Coffee by Gibson, Dunn & Crutcher LLP, Orange County, California.


EXPERTS

     The financial statements of Diedrich Coffee, Inc. as of January 27, 1999 and January 28, 1998, and for each of the years ended January 27, 1999, January 28, 1998 and January 27, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Coffee People, Inc. as of June 27, 1998 and June 28, 1997 and for each of the two years in the period ended June 27, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Coffee People, Inc. (formerly Gloria Jean's, Inc.) for the 39-week period ended June 29, 1996 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

     If the merger is consummated, the first annual meeting of the stockholders of Diedrich Coffee after such consummation is expected to be held on or about June 20, 2000.


     If any Diedrich Coffee stockholder intends to present a proposal at the 2000 Diedrich Coffee annual meeting and wishes to have such proposal considered for inclusion in the proxy materials for such meeting, such stockholder must have submitted the proposal to the Secretary of Diedrich Coffee in writing so as to be received at the executive offices of Diedrich Coffee by February 11, 2000. Such proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholders' proposals.


     If you are a Coffee People stockholder and you wish to submit a proposal to be considered for inclusion in the company's proxy materials for its next annual meeting, you must submit your proposal to Coffee People at its offices not later than July 9, 1999. COFFEE PEOPLE WILL ONLY HAVE AN ANNUAL MEETING THIS YEAR IF THE DIEDRICH COFFEE MERGER IS NOT COMPLETED.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
DIEDRICH COFFEE
Independent Auditors' Report................................   F-2
Balance Sheets as of January 28, 1998 and January 27,
  1999......................................................   F-3
Statements of Operations for the Years Ended January 29,
  1997, January 28, 1998 and January 27, 1999...............   F-4
Statements of Stockholders' Equity for the Years Ended
  January 29, 1997, January 28, 1998 and January 27, 1999...   F-5
Statements of Cash Flows for the Years Ended January 29,
  1997, January 28, 1998 and January 27, 1999...............   F-6
Notes to Financial Statements...............................   F-7
Unaudited Condensed Balance Sheets as of January 27, 1999
  and April 28, 1999........................................  F-20
Unaudited Condensed Statement of Operations for the Thirteen
  Weeks Ended April 29, 1998 and April 28, 1999.............  F-21
Unaudited Condensed Statements of Cash Flows for the
  Thirteen Weeks Ended April 29, 1998 and April 28, 1999....  F-22
Notes to Unaudited Condensed Financial Statements...........  F-23

COFFEE PEOPLE
Consolidated Reports of Independent Accountants.............  F-26
Consolidated Balance Sheets as of June 28, 1997 and June 27,
  1998......................................................  F-28
Consolidated Statements of Operations for the 39-Week Period
  June 29, 1996 and for the Years Ended June 28, 1997 and
  June 27, 1998 ............................................  F-29
Consolidated Statements of Stockholders' Equity for the
  39-Week Period June 29, 1996 and for the Years Ended June
  28, 1997 and June 27, 1998................................  F-30
Consolidated Statements of Cash Flows for the 39-Week Period
  June 29, 1996 and for Years Ended June 28, 1997 and June
  27, 1998..................................................  F-31
Notes to Consolidated Financial Statements..................  F-32
Unaudited Consolidated Balance Sheets as of June 27, 1998
  and March 6, 1999.........................................  F-48
Unaudited Consolidated Statements of Operations for the
  Thirty-Six Weeks Ended March 7, 1998 and March 6, 1999....  F-49
Unaudited Consolidated Statements of Cash Flows for the
  Thirty-Six Weeks Ended March 7, 1998 and March 6, 1999....  F-50
Notes to Unaudited Consolidated Financial Statements As of
  June 27, 1998 and March 6, 1999...........................  F-51

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders'
Diedrich Coffee, Inc.:

     We have audited the accompanying balance sheets of Diedrich Coffee, Inc. as of January 27, 1999 and January 28, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended January 27, 1999, January 28, 1998 and January 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diedrich Coffee, Inc. as of January 27, 1999 and January 28, 1998, and the results of its operations and its cash flows for the years ended January 27, 1999, January 28, 1998 and January 29, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Orange County, California
March 26, 1999, except the
second paragraph of note 13
which is April 6, 1999

                             DIEDRICH COFFEE, INC.



                                 BALANCE SHEETS


                     JANUARY 28, 1998 AND JANUARY 27, 1999





                                                            1998            1999
                                                        ------------    ------------
ASSETS (NOTE 5)
Current Assets:
  Cash................................................  $  1,408,161    $  1,200,861
  Accounts receivable, less allowance for doubtful
     accounts of $29,438 and $22,134..................       181,628         263,651
  Note receivable.....................................            --         100,000
  Inventories (Note 2)................................     1,375,119       1,279,436
  Prepaid expenses....................................       157,393         188,993
  Income taxes receivable.............................        42,528          17,686
                                                        ------------    ------------
       Total current assets...........................     3,164,829       3,050,627
Property and equipment, net (Note 3)..................    10,104,843       9,119,859
Costs in excess of net assets acquired, net (Note
  4)..................................................       389,651         329,086
Other assets..........................................       289,103         236,880
                                                        ------------    ------------
       Total assets...................................  $ 13,948,426    $ 12,736,452
                                                        ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current installments of obligations under capital
     leases (Note 6)..................................  $    168,139    $    169,488
  Accounts payable....................................     1,204,366       1,415,067
  Accrued compensation................................       716,742         970,034
  Accrued expenses (Note 7)...........................     1,796,869       1,039,097
  Restructuring charge (Note 10)......................       237,320         112,400
                                                        ------------    ------------
       Total current liabilities......................     4,123,436       3,706,086
Obligations under capital lease -- long-term (Note
  6)..................................................       317,292         283,106
Long term debt (Note 5)...............................     2,500,000       2,500,000
Deferred rent.........................................       172,231         219,865
                                                        ------------    ------------
       Total liabilities..............................     7,112,959       6,709,057
                                                        ------------    ------------
Stockholders' Equity:
  Common stock, $.01 par value; authorized 25,000,000
     shares; issued and outstanding 6,167,313 shares
     at January 27, 1999 and 5,741,650 at January 28,
     1998.............................................        57,417          61,674
  Additional paid-in capital..........................    16,928,546      18,708,032
  Accumulated deficit.................................   (10,150,496)    (12,742,311)
                                                        ------------    ------------
       Total stockholders' equity.....................     6,835,467       6,027,395
Commitments and contingencies (Note 6)
                                                        ------------    ------------
       Total liabilities and stockholders' equity.....  $ 13,948,426    $ 12,736,452
                                                        ============    ============


See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.



                            STATEMENTS OF OPERATIONS


      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999



                                               1997           1998           1999
                                            -----------    -----------    -----------
Revenues:
  Retail..................................  $18,117,720    $20,759,993    $21,248,462
  Wholesale and other.....................    1,694,686      2,221,704      2,766,741
  Franchise revenue.......................           --             --        200,000
                                            -----------    -----------    -----------
       Total revenues.....................   19,812,406     22,981,697     24,215,203
                                            -----------    -----------    -----------
Cost and Expenses:
  Cost of sales and related occupancy
     costs................................    9,263,286     11,457,612     10,955,197
  Store operating expenses................    8,279,621     10,447,349      8,935,644
  Other operating expenses................      240,227        289,867        634,124
  Depreciation and amortization...........    1,053,770      1,785,271      1,941,020
  Provision for asset impairment and
     restructuring costs..................           --      3,902,332             --
  General and administrative expenses.....    2,003,483      4,005,853      4,013,809
                                            -----------    -----------    -----------
       Total..............................   20,840,387     31,888,284     26,479,794
                                            -----------    -----------    -----------
Operating (loss) income...................   (1,027,981)    (8,906,587)    (2,264,591)
Interest expense..........................     (189,549)      (182,135)      (384,544)
Interest and other (expense) income.......      103,718        (23,239)        90,517
                                            -----------    -----------    -----------
Loss before income taxes..................   (1,113,812)    (9,111,961)    (2,558,618)
Income tax provision (benefit)............     (128,107)           800          3,690
                                            -----------    -----------    -----------
Net loss..................................  $  (985,705)   $(9,112,761)   $(2,562,308)
                                            ===========    ===========    ===========
Net loss per share -- basic & diluted:....  $     (0.22)   $     (1.69)   $     (0.43)
                                            ===========    ===========    ===========
  Weighted average shares outstanding.....    4,414,000      5,392,609      5,934,287
                                            ===========    ===========    ===========


See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.



                       STATEMENTS OF STOCKHOLDERS' EQUITY


      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

                             SERIES A PREFERRED        SERIES B PREFERRED
                                   STOCK                     STOCK                COMMON STOCK
                           ----------------------   ------------------------   -------------------     ADDITIONAL      ACCUMULATED
                             SHARES      AMOUNT       SHARES       AMOUNT       SHARES     AMOUNT    PAID IN CAPITAL     DEFICIT
                           ----------   ---------   ----------   -----------   ---------   -------   ---------------   ------------
Balance, January 31,
  1996...................   1,000,000   $ 800,000    1,608,568   $ 2,225,813   1,183,082   $11,831     $   318,867     $   (52,030)
Initial public offering,
  net....................          --          --           --            --   1,600,000    16,000      12,563,452              --
Conversion of Series A
  and B preferred
  stock..................  (1,000,000)   (800,000)  (1,608,568)   (2,225,813)  2,608,568    26,086       2,999,727              --
Net loss for the year....          --          --           --            --          --        --              --        (985,705)
                           ----------   ---------   ----------   -----------   ---------   -------     -----------     ------------
Balance, January 29,
  1997...................          --          --           --            --   5,391,650    53,917      15,882,046      (1,037,735)
Common stock issued......          --          --           --            --     350,000     3,500       1,046,500              --
Net loss for the year....          --          --           --            --          --        --              --      (9,112,761)
                           ----------   ---------   ----------   -----------   ---------   -------     -----------     ------------
Balance, January 28,
  1998...................          --          --           --            --   5,741,650    57,417      16,928,546     (10,150,496)
Common stock issued......          --          --           --            --     200,000     2,000       1,273,000              --
Exercise of options and
  warrants...............          --          --           --            --     225,663     2,257         476,979              --
Amortization of
  options................          --          --           --            --          --        --          29,507         (29,507)
Net loss for the year....          --          --           --            --          --        --              --      (2,562,308)
                           ----------   ---------   ----------   -----------   ---------   -------     -----------     ------------
Balance, January 27,
  1999...................          --   $      --           --   $        --   6,167,313   $61,674     $18,708,032     $(12,742,311)
                           ==========   =========   ==========   ===========   =========   =======     ===========     ============


                              TOTAL
                           -----------
Balance, January 31,
  1996...................  $ 3,304,481
Initial public offering,
  net....................   12,579,452
Conversion of Series A
  and B preferred
  stock..................           --
Net loss for the year....     (985,705)
                           -----------
Balance, January 29,
  1997...................   14,898,228
Common stock issued......    1,050,000
Net loss for the year....   (9,112,761)
                           -----------
Balance, January 28,
  1998...................    6,835,467
Common stock issued......    1,275,000
Exercise of options and
  warrants...............      479,236
Amortization of
  options................           --
Net loss for the year....   (2,562,308)
                           -----------
Balance, January 27,
  1999...................  $ 6,027,395
                           ===========

See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.



                            STATEMENTS OF CASH FLOWS


      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999



                                                                 1997           1998           1999
                                                              -----------    -----------    -----------
Cash flows from operating activities:
  Net (loss) income.........................................  $  (985,705)   $(9,112,761)   $(2,562,308)
  Adjustments to reconcile net (loss) income to cash (used
    in) provided by operating activities:
    Depreciation and amortization...........................    1,053,770      1,785,271      1,941,020
    Deferred income taxes...................................       48,192             --             --
    Restructuring charge....................................           --        987,590             --
    Impairment on long-lived assets.........................           --      2,203,217             --
    Changes in operating assets and liabilities:
      Accounts and notes receivable.........................      (75,790)        28,735       (182,023)
      Inventories...........................................     (969,652)       150,804         95,683
      Prepaid expenses......................................      (78,696)        27,670        (31,600)
      Income taxes receivable...............................     (272,182)       242,544         24,842
      Other assets..........................................     (121,881)        26,637         12,392
      Accounts payable......................................    1,164,864       (595,926)       210,701
      Accrued compensation..................................      232,137        186,971        165,614
      Accrued expenses......................................      136,250      1,562,055        (73,236)
      Income taxes payable..................................      (51,235)            --             --
      Deferred rent.........................................       33,240         17,847         47,634
                                                              -----------    -----------    -----------
  Net cash (used in) provided by operating activities.......      113,312     (2,489,346)      (351,281)
                                                              -----------    -----------    -----------
  Cash flows from investing activities:
    Capital expenditures for property and equipment.........   (7,813,263)    (1,724,397)    (1,672,076)
    Disposal of property and equipment......................                                    148,785
    Acquisition of coffeehouses.............................   (1,916,000)            --             --
                                                              -----------    -----------    -----------
    Net cash (used in) investing activities.................   (9,729,263)    (1,724,397)    (1,523,291)
                                                              -----------    -----------    -----------
  Cash flows from financing activities:
    Proceeds from notes payable.............................       10,000             --             --
    Payments on notes payable...............................      (49,398)            --             --
    Proceeds from line of credit............................    4,100,000             --             --
    Payments on line of credit..............................   (4,100,000)            --             --
    Proceeds from long-term debt............................    1,622,520      4,500,000             --
    Principal payments on long-term debt....................   (2,569,378)    (2,000,000)            --
    Payments on capital lease obligations...................           --             --        (86,964)
    Proceeds from issuance of common stock, net of fees
      paid..................................................   12,579,452      1,050,000      1,275,000
    Proceeds from stock options exercised...................           --             --        479,236
                                                              -----------    -----------    -----------
  Net cash provided by financing activities.................   11,593,196      3,550,000      1,667,272
                                                              -----------    -----------    -----------
  Net (decrease) increase in cash...........................    1,977,245       (663,743)      (207,300)
  Cash at beginning of year.................................       94,659      2,071,904      1,408,161
                                                              -----------    -----------    -----------
  Cash at end of year.......................................  $ 2,071,904    $ 1,408,161    $ 1,200,861
                                                              ===========    ===========    ===========
  Supplemental Disclosure of Cash Flow Information:
    Cash paid during the period for:
      Interest..............................................  $   164,140    $   154,999    $   299,670
                                                              ===========    ===========    ===========
      Income taxes..........................................  $   108,773    $       800    $     3,690
                                                              ===========    ===========    ===========
    Non-cash Transactions
      Equipment Purchased under Capital Leases..............           --    $   498,513    $    54,127
                                                              ===========    ===========    ===========


See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.



                         NOTES TO FINANCIAL STATEMENTS


      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Business

     Diedrich Coffee, Inc. (the "Company") operates coffeehouses in Southern California, Colorado and Texas, which sell coffee beverages made with its own freshly roasted coffee. In addition, the Company sells light food items and whole bean coffee through its coffeehouses. The Company also operates a wholesale and mail order business in Southern California, which sells whole bean coffee and related supplies and equipment.

Fiscal Year

     The Company's fiscal year ends on the Wednesday closest to January 31.

Inventories

     Inventories are stated at the lower of cost or market. The cost for inventories is determined using the first-in, first-out method.

Property and Depreciation

     Property and equipment, including assets under capital leases are recorded at cost. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years. Property and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of their estimated useful lives or the term of the related leases.

     Major renewals and improvements are capitalized. Maintenance and repairs that do not improve or extend the life of the respective assets are charged to expense.

Store Pre-opening Costs

     Direct and incremental costs prior to the opening of a coffeehouse location are expensed as incurred.

Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments. The Company believes the carrying amounts of the Company's notes payable and long-term debt approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

Rent Expense

     Certain lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing on a date other than the date of initial occupancy. Rent expense is recorded on a straight-line basis over the respective terms of the leases.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) per Common Share

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" in fiscal 1998. SFAS 128 requires the presentation of "basic" earnings per share which represents net earnings divided by the weighted average shares outstanding excluding all common stock equivalents. Dual presentation of "diluted" earnings per-share reflecting the dilutive effect of all common stock equivalents is also required.

Costs in Excess of Net Assets Acquired

     Costs in excess of net assets acquired is amortized on a straight-line basis over the expected periods to be benefited. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Stock Option Plans

     Prior to February 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On February 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Long-Lived Assets

     It is the Company's policy to account for long-lived assets, including intangibles, at the lower of amortized cost or fair value, less disposition costs. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this assessment indicates that the intangibles will not be recoverable, as determined by a non-discounted cash

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


flow generated by the asset, the carrying value of the Company's long-lived assets will be reduced to its estimated fair market value based on the discounted cash flows.

Advertising and Promotion Costs

     Advertising costs are expensed as incurred. Promotion costs are charged to income in the period of the promotional event. During fiscal 1999, the retail stores were charged approximately $427,000, which was included in store operating expenses and wholesale was charged $56,000, which was included in other operating expenses, with the remaining amount to general and administrative expenses. General and administrative expenses included approximately $98,000 for the year ended January 27, 1999, $377,000 for the year ended January 28, 1998 and $157,000 for the year ended January 29, 1997.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Segment Reporting

     The Company adopted SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information," effective in 1999. SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major customers. The business segments of the Company are wholesale and retail. Information regarding these segments are in Note 11.

Revenue Recognition

     Sales are recorded when payment is tendered at point of sale for retail and upon shipment of product for wholesale.

2. INVENTORIES

     Inventories consist of the following:


                                                    JANUARY 28,    JANUARY 27,
                                                       1998           1999
                                                    -----------    -----------
Unroasted coffee..................................  $  535,885     $  412,103
Roasted coffee....................................      67,965        115,979
Accessory and specialty items.....................     230,502        275,386
Other food, beverage and supplies.................     540,767        475,968
                                                    ----------     ----------
                                                    $1,375,119     $1,279,436
                                                    ==========     ==========

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


3. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:


                                                  JANUARY 28,    JANUARY 27,
                                                     1998           1999
                                                  -----------    -----------
Leasehold improvements..........................  $ 7,017,125    $ 6,475,369
Equipment.......................................    4,047,109      4,555,017
Furniture and fixtures..........................    2,022,252      1,948,423
Construction in progress........................      250,716        504,279
Assets under capital lease......................      498,513        552,640
                                                  -----------    -----------
                                                   13,835,715     14,035,728
Accumulated depreciation and amortization.......   (3,730,872)    (4,915,869)
                                                  -----------    -----------
                                                  $10,104,843    $ 9,119,859
                                                  ===========    ===========


4. ACQUISITIONS

     During fiscal 1997, the Company purchased substantially all assets of twelve coffeehouses previously owned by Brothers Gourmet Coffees, Inc., seven bakery-espresso cafes from an unrelated third party and another coffeehouse from an unrelated third party for total cash consideration of $1,916,000.

     These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the results of operations of the coffeehouses acquired have been included with those of the Company as of their respective acquisition date. The costs in excess of net assets acquired related to these acquisitions was $874,000 and is being amortized over 15 years. The Company has expensed or reserved these costs in connection with store closures. (See Note 7 and 10).

5. DEBT

     Long-term debt consists of the following:


                                                    JANUARY 28,    JANUARY 27,
                                                       1998           1999
                                                    -----------    -----------
NUVRTY, INC.
Note payable bearing interest at prime rate plus
  3 1/2%, interest payable monthly. Note is
  secured by the assets of the Company. Due
  September 30, 2002..............................  $1,000,000     $1,000,000

GRANDVIEW TRUST
Note payable bearing interest at prime rate plus
  3 1/2%, interest payable monthly. Note is
  secured by the assets of the Company. Due
  October 15, 2002................................     750,000        750,000

OCEAN TRUST
Note payable bearing interest at prime rate plus
  3 1/2%, interest payable monthly. Note is
  secured by the assets of the Company. Due
  October 16, 2002................................     750,000        750,000
                                                    ----------     ----------
                                                    $2,500,000     $2,500,000
                                                    ==========     ==========


     On September 30, 1997 the Company entered into a promissory note, term loan agreement and security agreement with Nuvrty, Inc., a Colorado corporation and predecessor-in-interest to

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


Cosleno, Inc. controlled by Amre Youness, a former director of the Company (the "Nuvrty Loan Documents"). All outstanding principal and accrued interest is due and payable on September 30, 2002. The loan is secured by the assets of the Company and provides for borrowings up to $1,000,000 with interest accruing and paid monthly at the prime rate plus 3 1/2%. The Company borrowed the full amount under the loan.

     In connection with the Nuvrty Loan Documents, the Company issued a warrant to Nuvrty to purchase 340,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of September 30, 2003 or one year following payment in full of the loan.

     On October 16, 1997 the Company entered into parallel promissory notes, term loan agreements and security agreements with the Ocean and Grandview Trusts on terms identical to those entered into with Nuvrty, Inc. (the "Ocean Trust Loan Documents" and the "Grandview Trust Loan Documents," respectively). The Ocean Trust Loan Documents and the Grandview Trust Loan Documents provide for borrowing up to $750,000 from each Trust. Each loan is secured by the assets of the Company. Interest on advances is accrued and payable monthly at the prime rate plus 3 1/2%. The Company borrowed $750,000 under each facility. All outstanding principal and accrued interest is due and payable to each of the Ocean and Grandview Trusts on October 16, 2002.

     In connection with the Ocean Trust Loan Documents and the Grandview Trust Loan Documents the Company issued warrants to each Trust respectively to purchase 255,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of October 16, 2003 or one year following payment in full of the respective loans.

     The warrants associated with all the above debt were accounted for in accordance with the provisions of APB 14, "Accounting for Convertible Debt and Debt Issued Stock Purchase Warrants." In accordance with APB 14, none of the proceeds from issuance of the debt was allocated to the warrants based on their relative fair value, which is insignificant, calculated using both a Cost of Replacement Model and the Monte Carlo simulation of possible warrant exercise and no expense was recognized.

     At January 27, 1999 the prime rate was 7.75%.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

     As of January 27, 1999, the Company leases warehouse and office space in Irvine, California, warehouse space in Denver, Colorado, and thirty-six coffeehouse locations in Southern California, Colorado and Texas expiring through February 2009. The leases for five of the coffeehouse locations are guaranteed by an officer/director of the Company. Certain of the coffeehouse leases require the payment of property taxes, normal maintenance and insurance on the properties and additional rents based on percentages of sales in excess of various specified retail sales levels. Contingent rent expense was insignificant for all periods presented.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


     Future minimum lease payments under non-cancelable operating leases as of January 27, 1999 are as follows:

                                                 NON-CANCELABLE
             YEAR ENDING JANUARY                OPERATING LEASES    CAPITAL LEASES
             -------------------                ----------------    --------------
2000..........................................     $1,842,000          $169,488
2001..........................................      1,711,000           169,488
2002..........................................      1,413,000           165,672
2003..........................................      1,172,000            95,179
2004..........................................        974,000             1,389
Thereafter....................................      1,957,000                --
                                                   ----------          --------
                                                   $9,069,000          $601,216
                                                   ==========          ========
Less amount representing interest.............                          148,622
                                                                       --------
Present value of minimum lease payments.......                          452,594
Less current portion..........................                          169,488
                                                                       --------
Long-term portion.............................                         $283,106
                                                                       ========

     Rent expense under operating leases approximated $2,070,000, $2,232,000, and $1,772,000 for the years ended January 27, 1999, January 28, 1998 and January 29, 1997, respectively.

Purchase Commitments

     As of January 27, 1999 and January 28, 1998, the Company had entered into fixed price purchase contracts for unroasted coffee aggregating approximately $1,135,000 and $451,500, respectively. Such contracts are generally short-term in nature and the Company believes that their cost approximates fair market value.

Contingencies

     In the ordinary course of its business, the Company may become involved in legal proceedings from time to time. As of March 26, 1999, the Company was not aware of any pending legal proceedings which in the opinion of management would adversely affect continuing operations.

7. ACCRUED EXPENSES

     The following table sets forth details of accrued expenses:


                                                    JANUARY 28,    JANUARY 27,
                                                       1998           1999
                                                    -----------    -----------
Accrued costs for store/warehouse closures........  $  986,000     $  471,915
Other accrued taxes...............................     331,224        113,664
Accrued worker's compensation insurance...........     147,532        159,872
Other accrued expenses............................     332,113        293,646
                                                    ----------     ----------
Total accrued expenses............................  $1,796,869     $1,039,097
                                                    ==========     ==========

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


8. STOCKHOLDERS' EQUITY

     In June 1995, one executive officer was granted options to purchase 131,350 shares of the Company's common stock at $1.45 per share, the estimated fair value of the common stock on the grant date. The options were to become exercisable on the eighth anniversary of the date of grant or earlier upon the occurrence of certain events, including an IPO or a change in control (as defined). If not exercised earlier, the options were to expire 10 years from the date of grant. In May 1997, in connection with the termination of the executive's employment agreement, the Company and the executive agreed to terms under which 52,167 options were forfeited and the expiration date for the remaining 79,183 options was changed to March 12, 1999. During Fiscal 1999, the options to purchase 79,183 shares were exercised.

     In July 1996, the Company adopted the 1996 Stock Incentive Plan (the "Incentive Plan"), which authorized the granting of a variety of stock-based incentive awards, including incentive and nonstatutory stock options. A total of 475,000 shares were reserved for issuance under the Incentive Plan. The stockholders approved at the 1997 annual meeting of stockholders, an increase of 300,000 shares for a total of 775,000 shares reserved for issuance pursuant to the Incentive Plan. The Incentive Plan is administered by a committee of the Board of Directors, who determine the recipients and terms of the awards granted. Under the Incentive Plan, options to purchase common stock may be granted with an exercise price below market value of such stock on the grant date.

     In July 1996, the Company adopted the 1996 Non-Employee Directors Stock Option Plan (the "Directors Plan"), which authorizes the granting of non-qualified stock options to independent directors. A total of 125,000 shares have been reserved for issuance under the Directors Plan. Pursuant to the Directors Plan, each non-employee director receives certain automatic grants of options, which generally vest over two years. All non-employee director options have a term of ten years and an exercise price equal to the fair market value of the Company's common stock on the date of grant.

     In August 1996, one executive officer was granted options to purchase 120,000 shares of the Company's common stock, subject to a specified vesting schedule, at an exercise price equal to the public offering price per share in the Company's initial public offering. On September 24, 1997 the Company and the executive agreed to revise the exercise price of these options to $3.00 per share (the closing price of the Company's stock on that date). In January 1998, in connection with the termination of executive's employment agreement, the Company and the executive agreed to terms under which the employee retained options to purchase 80,000 shares. The remaining 40,000 options were canceled. Options to purchase 62,500 shares were exercised in fiscal 1999 and options to purchase 17,500 shares were exercised in fiscal 2000.

     In September 1996, the holders of the Series A and Series B Preferred Shares converted their shares into shares of common stock on a one-for-one basis.

     On September 11, 1996, the Company completed an initial public offering of 2,530,000 shares (including an over-allotment option). The offering consisted of 1,600,000 shares of common stock sold on behalf of the Company and 930,000 shares of common stock sold on behalf of certain selling stockholders. The net proceeds of the offering to the Company, after deducting approximately $2,621,000 in related expenses, were approximately $12,579,000.

     In connection with the IPO, the managing underwriter received warrants exercisable for 160,000 shares of the Company's common stock at $11.50 per share. The warrants were

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


exercisable commencing September 1997 and were to expire in September 1999. The warrants were repriced to $5.25 and the exercise period was shortened to provide for expiration in December 1998 pursuant to written agreement on December 10, 1997. During fiscal 1999, 28,960 warrants were exercised and the remaining 131,040 expired.

     On April 25, 1997, the Company's Board of Directors approved the 1997 Non-Employee Director's Stock Option Plan which granted options to purchase 10,000 shares each to two non-employee directors. These options have an exercise price of $2.75, became vested on April 25, 1998 and expire on April 25, 2007.

     On November 18, 1997, Mr. John E. Martin joined the Company's Board of Directors as Chairman. The Company and Mr. Martin entered into an agreement under which Mr. Martin was granted the option to purchase 850,000 shares of the common stock of the Company. Mr. Martin and the Company also agreed to terms under which Mr. Martin purchased 333,333 shares of the Company's common stock at $3.00 per share.

     On November 18, 1997, Mr. Timothy J. Ryan joined the Company as Diedrich Coffee's President and Chief Executive Officer. The Company entered into a performance based Stock Option Plan and Agreement under which Mr. Ryan was granted the option to purchase up to 600,000 shares of the common stock of the Company. In addition, Mr. Ryan purchased 16,667 shares of common stock at $3.00 per share pursuant to a private sale of restricted stock.

     On January 22, 1998 the stockholders of the Company approved the stock option plans and agreements with John Martin and Timothy Ryan. On January 28, 1998 Messrs. Martin and Ryan completed their respective private purchases of Company stock of $1,000,000 and $50,000, respectively.

     On March 30, 1998 the Company agreed to a private placement of 200,000 shares of the Company's common stock to Franchise Mortgage Acceptance Company ("FMAC") at a price of $6.375 (the stock's closing sale price for that day on the Nasdaq National Market). In addition, FMAC also received an option to purchase 100,000 additional shares of the Company's common stock; this option may be exercised in increments of 25,000 shares or more and expires on April 3, 2000. 50,000 shares are exercisable at $10.00 per share and 50,000 shares are exercisable at $12.50 per share. This transaction was completed on April 3, 1998. Mr. John E. Martin, Chairman of Diedrich Coffee, Inc., serves on the Board of Directors of FMAC.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


     Information regarding the Company's stock options plans is summarized below:


                                                                WEIGHTED
                                                                AVERAGE
                                                 OPTIONS     EXERCISE PRICE
                                                ---------    --------------
Shares authorized.............................  2,601,350
Shares under option
Outstanding at: January 31, 1996..............    161,250        $3.04
     Granted..................................    140,000        $9.61
     Exercised................................         --           --
     Forfeited................................         --           --
Outstanding at: January 29, 1997..............    301,350        $6.09
     Granted..................................  1,885,000        $5.60
     Exercised................................         --           --
     Forfeited................................    202,167        $7.53
Outstanding at: January 28, 1998..............  1,984,183        $5.48
     Granted..................................    308,100        $7.81
     Exercised................................    164,999        $2.26
     Forfeited................................     70,017        $3.20
Outstanding at: January 27, 1999..............  2,057,267        $6.17
Weighted-average fair value of options granted
  during the fiscal year:
     1997.....................................                   $5.01
     1998.....................................                   $2.56
     1999.....................................                   $4.29
Options exercisable:
  At January 29, 1997.........................    110,850
  At January 28, 1998.........................  1,125,683
  At January 27, 1999.........................  1,169,152


     In connection with debt (Note 5) the Company issued warrants to purchase common stock at a price of $2.25 expiring at various times. As of January 27, 1999, January 28, 1998 and January 29, 1997, warrants of 850,000, 1,095,000 and
160,000 are outstanding and vested.

     The following table summarizes information about stock options outstanding on January 27, 1999:

                                       OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                            ------------------------------------------   ------------------------------
                                 NUMBER          WEIGHTED     WEIGHTED        NUMBER         WEIGHTED
                              OUTSTANDING        AVERAGE      AVERAGE      EXERCISABLE        AVERAGE
                                   AT           REMAINING     EXERCISE          AT           EXERCISE
                            JANUARY 27, 1999   LIFE (YEARS)    PRICE     JANUARY 27, 1999      PRICE
                            ----------------   ------------   --------   ----------------   -----------
$2.75 - $4.00.............      779,167            5.97        $ 3.54        749,152          $ 3.57
$4.01 - $6.00.............      376,500            7.02        $ 4.97        300,000          $ 4.88
$6.01 - $9.00.............      456,600            6.58        $ 7.66             --              --
$9.01 - $10.50............      445,000            7.04        $10.22        120,000          $10.81

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


     Pro forma income and pro forma income per share, as if the fair value-based method has been applied in measuring compensation cost for stock-based awards:


                                                   1998             1999
                                               ------------      -----------
REPORTED
  Net Loss...................................  $ (9,112,761)     $(2,562,308)
  Basic loss per share.......................  $      (1.69)     $     (0.43)
PRO FORMA
  Net Loss...................................  $(13,588,746)     $(3,082,569)
  Basic loss per share.......................  $      (2.52)     $     (0.52)


     The pro forma net income (loss) and net income (loss) per share calculated pursuant to the provisions of SFAS No. 123 for the year ended January 29, 1997 would not be significantly different from amounts reported and therefore are not included herein.

     The fair values of the options granted were estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:


                                                           1998       1999
                                                          -------    -------
Risk free interest rate.................................      5.5%       4.5%
Expected Life...........................................  6 years    6 years
Expected volatility.....................................      128%        53%
Expected dividend yield.................................        0%         0%


9. INCOME TAXES

     The components of the income tax provision (benefit) are as follows:


                                         YEAR ENDED     YEAR ENDED     YEAR ENDED
                                         JANUARY 29,    JANUARY 28,    JANUARY 27,
                                            1997           1998           1999
                                         -----------    -----------    -----------
Current:
  Federal..............................   $(171,284)       $ --          $   --
  State................................      (5,015)        800           3,690
                                          ---------        ----          ------
                                           (176,299)        800           3,690
                                          ---------        ----          ------
Deferred:
  Federal..............................      40,542          --              --
  State................................       7,650          --              --
                                          ---------        ----          ------
                                             48,192
                                                                         ------
                                          $(128,107)       $800          $3,690
                                          =========        ====          ======

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities are as follows:


                                                          JANUARY 28,    JANUARY 27,
                                                             1998           1999
                                                          -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards......................  $ 2,965,213    $ 3,900,495
  Accrued expenses......................................      456,844        457,872
  Restructure and Store closure Reserves................      410,933         98,179
  AMT credit............................................        1,069          1,069
                                                          -----------    -----------
Total deferred tax assets...............................    3,834,059      4,457,615
                                                          -----------    -----------
Deferred tax liabilities:
  Depreciation and amortization.........................     (199,432)       164,543
  State income taxes....................................           --             --
                                                          -----------    -----------
Total deferred tax liabilities..........................     (199,432)       164,543
                                                          -----------    -----------
Total deferred tax assets...............................    3,634,627      4,622,158
Less: Valuation allowance...............................   (3,634,627)    (4,622,158)
                                                          -----------    -----------
Net deferred tax assets.................................  $        --    $        --
                                                          ===========    ===========


     A reconciliation of the statutory Federal income tax rate with the Company's effective income tax provision (benefit) rate is as follows:


                                                  YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  JANUARY 29,    JANUARY 28,    JANUARY 27,
                                                     1997           1998           1999
                                                  -----------    -----------    -----------
Federal statutory rate..........................     (34.0)%        (34.0)%        (34.0)%
State income taxes, net of Federal benefit......       2.6           (3.3)          (1.6)
Other...........................................      (1.0)          (0.1)          (2.8)
Valuation allowance.............................      20.9           37.4           38.6
                                                     -----          -----          -----
                                                     (11.5)%           --            0.2%
                                                     -----          -----          -----


     As of January 27, 1999, the Company had net operating loss (NOL) carryforwards of approximately $10,655,000 and $4,760,000 for Federal and state purposes, respectively. The Federal NOL is available to offset future federal taxable income through 2013, and the state NOL is available to offset future state taxable income through 2003. The utilization of certain NOL carryforwards could be limited due to restriction imposed under Federal and state laws upon a change in ownership.

     A valuation allowance against deferred tax assets of $4,622,158 was recorded in fiscal 1999 to fully offset NOL carryforwards and other net deferred tax assets at January 27, 1999.

10. RESTRUCTURING CHARGE

     On March 12, 1997, the Company announced that it was reviewing the performance of all of the Company's coffeehouses to determine which units were not meeting management's long-term operational expectations. As a result of this review, twelve stores were identified to be closed. In connection with the store closures and other related expenses, the Company recorded an impairment provision and restructuring charge totaling approximately $4.6 million in the first quarter of fiscal 1998. Eleven of the twelve stores were closed with eight leases terminated and

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


three locations subleased. In January, the new management reviewed the progress of all retail operations and determined that one coffeehouse originally designated for closure would remain open. During fiscal 1998, most of the lease terminations provided for in the restructuring had been completed at less cost than originally anticipated. As a result of these two factors, management determined that the remaining restructuring reserve could be reduced by $648,000 to $237,000. The remaining balance of $112,000 at the end of fiscal 1999 is designated for costs related to two closed locations currently under sublease.

11. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                JANUARY 29,    JANUARY 28,    JANUARY 27,
                                                   1997           1998           1999
                                                -----------    -----------    -----------
NUMERATOR:
  Net (loss) income...........................    (985,705)    (9,112,761)    (2,562,308)

DENOMINATOR:
  Basic and diluted weighted average common
     shares outstanding.......................   4,414,000      5,392,609      5,934,287
  Basic and diluted loss per share............       (0.22)         (1.69)         (0.43)


     For the years ended January 27, 1999, January 28, 1998 and January 29, 1997, stock options of 2,057,267, 1,984,183 and 301,350 respectively, and warrants of 850,000, 1,095,000 and 160,000 respectively, were not included in the computation of diluted earnings per share as losses were incurred in those years.

12. SEGMENT INFORMATION

     In accordance with the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Company reportable business segments and respective accounting policies, policies of the segments are the same as those described in Note 1. Management evaluates segment performance based primarily on revenue and earnings from operations. Interest income and expenses is evaluated on a consolidated basis and not allocated to the Company's business segments.

     Segment information is summarized as follows for the years ended January 27, 1999, January 28, 1998 and January 29, 1997:


                                               1997           1998           1999
                                            -----------    -----------    -----------
Net Revenues:
  Retail operations.......................  $18,117,720    $20,759,993    $21,248,462
  Wholesale operations....................    1,694,686      2,221,704      2,766,741
                                            -----------    -----------    -----------
                                             19,812,406     22,981,697     24,015,203
                                            -----------    -----------    -----------
Earnings (loss) from operations:
  Retail operations.......................      821,511     (5,160,947)     1,476,140
  Wholesale operations....................      291,689        512,313        392,467
                                            -----------    -----------    -----------
     Total................................  $ 1,113,200    $(4,648,634)   $ 1,868,607
                                            ===========    ===========    ===========

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999


13. SUBSEQUENT EVENT

     On March 16, 1999, the Company signed a definitive agreement to acquire Coffee People, Inc. Under the terms of the agreement, Coffee People stockholders will receive $17.75 million in cash, 1,500,000 shares of Diedrich Coffee common stock, and $5.25 million in cash or stock depending on the success of Diedrich Coffee's financing efforts. The transaction is expected to close during the Summer 1999, subject to a number of conditions including the securing of financing and stockholder and regulatory approval.


     On April 6, 1999, the Company entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of the Company. All outstanding principal and interest is due and payable on April 6, 2000. The loan is secured by the assets of the Company with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, the Company issued warrants to Mr. Youness to purchase 70,000 shares of the Company's common stock at a price of $5.625 per share. The fair value of the warrants is estimated to be $100,000. This estimated fair value will be charged to interest expense and amortized ratably over the life of the loan.


14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The results of operations for fiscal 1999 and 1998 were as follows:

                                                     FIRST    SECOND     THIRD    FOURTH
                                                    QUARTER   QUARTER   QUARTER   QUARTER
                                                    -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 1999:
  Net sales.......................................  $ 5,923   $6,030    $6,043    $ 6,219
  Operating (loss)................................     (649)    (677)     (521)      (418)
  Net (loss)......................................     (746)    (761)     (609)      (446)
  Net (loss) per share............................     (.13)    (.13)     (.10)      (.07)
Fiscal 1998:
  Net sales.......................................  $ 5,868   $5,811    $5,563    $ 5,740
  Operating (loss)................................   (5,390)    (661)     (654)    (2,202)
  Net (loss)......................................   (5,383)    (698)     (739)    (2,293)
  Net (loss) per share............................    (1.00)    (.13)     (.14)      (.42)

                             DIEDRICH COFFEE, INC.



                       UNAUDITED CONDENSED BALANCE SHEETS


                      JANUARY 27, 1999 AND APRIL 28, 1999



                                                          JANUARY 27,     APRIL 28,
                                                             1999           1999
                                                          -----------    -----------
                                                           (AUDITED)
ASSETS (NOTE 3)
Current Assets:
  Cash..................................................  $ 1,200,861    $   786,356
  Accounts receivable...................................      263,651        295,910
  Note receivable.......................................      100,000        100,000
  Inventories (Note 2)..................................    1,279,436      1,417,429
  Prepaid expenses......................................      188,993        527,696
  Income taxes receivable...............................       17,686         17,686
                                                          -----------    -----------
          Total current assets..........................    3,050,627      3,145,077
Property and equipment, net.............................    9,119,859      8,872,401
Costs in excess of net assets acquired, net.............      329,086        322,280
Note receivable -- long-term............................           --         40,000
Other assets............................................      236,880        248,253
                                                          -----------    -----------
          Total assets..................................  $12,736,452    $12,628,011
                                                          ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current installments of obligations under capital
     lease..............................................  $   169,488    $   169,488
  Note payable (Note 3).................................           --      1,000,000
  Accounts payable......................................    1,415,067      1,217,387
  Accrued compensation..................................      970,034        672,668
  Accrued expenses......................................    1,039,097      1,018,541
  Provision for store closings and restructuring
     costs..............................................      112,400        103,143
                                                          -----------    -----------
          Total current liabilities.....................    3,706,086      4,181,227
Obligation under capital lease -- long term.............      283,106        259,049
Long term debt (Note 4).................................    2,500,000      2,500,000
Deferred rent...........................................      219,865        228,179
                                                          -----------    -----------
          Total liabilities.............................    6,709,057      7,168,455
                                                          -----------    -----------
Stockholders' Equity: (Note 5)
Common stock............................................       61,674         61,736
Additional paid-in capital..............................   18,708,032     18,716,951
Accumulated deficit.....................................  (12,742,311)   (13,319,131)
                                                          -----------    -----------
          Total stockholders' equity....................    6,027,395      5,459,556
                                                          -----------    -----------
Commitments and contingencies
          Total liabilities and stockholders' equity....  $12,736,452    $12,628,011
                                                          ===========    ===========


                See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.



                  UNAUDITED CONDENSED STATEMENT OF OPERATIONS


             THIRTEEN WEEKS ENDED APRIL 29, 1998 AND APRIL 28, 1999



                                                          THIRTEEN WEEKS    THIRTEEN WEEKS
                                                          ENDED APRIL 29,   ENDED APRIL 28,
                                                               1998              1999
                                                          ---------------   ---------------
Revenues:
  Retail................................................    $5,285,060        $5,189,865
  Wholesale and other...................................       638,301           858,408
  Franchise revenue.....................................            --            50,030
                                                            ----------        ----------
          Total revenues................................     5,923,361         6,098,303
                                                            ----------        ----------
Cost and Expenses:
  Cost of sales and related occupancy costs.............     2,682,665         2,758,104
  Store operating expenses..............................     2,283,903         2,288,028
  Other operating expenses..............................       148,785           157,508
  Depreciation and amortization.........................       482,222           506,935
  General and administrative expenses...................       974,848           857,267
                                                            ----------        ----------
          Total.........................................     6,572,423         6,567,842
                                                            ----------        ----------
Operating loss..........................................      (649,062)         (469,539)
Interest expense........................................       (97,273)          (96,097)
Interest and other income...............................         1,510               597
                                                            ----------        ----------
Loss before income taxes................................      (744,825)         (565,039)
Income tax provision....................................           800             2,800
                                                            ----------        ----------
Net loss................................................    $ (745,625)         (567,839)
                                                            ==========        ==========
  Basic net loss per share:.............................    $    (0.13)       $    (0.09)
                                                            ==========        ==========
  Diluted net loss per share:...........................    $    (0.13)       $    (0.09)
                                                            ==========        ==========
Weighted average shares outstanding.....................     5,800,991         6,172,512
                                                            ==========        ==========


                See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.



                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS


             THIRTEEN WEEKS ENDED APRIL 29, 1998 AND APRIL 28, 1999



                                                        THIRTEEN WEEKS     THIRTEEN WEEKS
                                                        ENDED APRIL 29,    ENDED APRIL 28,
                                                             1998               1999
                                                        ---------------    ---------------
Cash flows from operating activities:
  Net loss............................................    $  (745,625)       $ (567,839)
  Adjustments to reconcile net loss to cash used in
     operating activities:
     Depreciation and amortization....................        482,222           506,935
     Changes in assets and liabilities:
       Accounts receivable............................        (16,030)          (32,259)
       Inventories....................................        173,647          (137,993)
       Prepaid expenses...............................        (27,010)         (338,703)
       Income taxes receivable........................         23,165                --
       Note receivable -- long-term...................             --           (40,000)
       Other assets...................................            430           (13,922)
       Accounts payable...............................        (53,670)         (197,680)
       Accrued compensation...........................       (189,616)         (297,366)
       Accrued expenses...............................        (32,385)          (23,007)
       Deferred rent..................................          9,508             8,314
                                                          -----------        ----------
Net cash used in operating activities.................       (375,364)       (1,133,520)
                                                          -----------        ----------
Cash flows from investing activities:
     Capital expenditures for property and
       equipment......................................       (373,575)         (256,928)
     Property disposition.............................             --                --
                                                          -----------        ----------
Net cash used in investing activities.................    $  (373,575)       $ (256,928)
                                                          ===========        ==========
Cash flows from financing activities:
     Proceeds from issuance of common stock, net fees
       paid...........................................      1,275,000                --
     Proceeds from note payable.......................             --         1,000,000
     Payment on capital lease obligation..............        (20,613)          (24,057)
                                                          -----------        ----------
Net cash provided by financing activities.............    $ 1,254,387        $  975,943
                                                          -----------        ----------
Net increase (decrease) in cash.......................        505,448          (414,505)
                                                          -----------        ----------
Cash at beginning of period...........................      1,408,161         1,200,861
                                                          -----------        ----------
Cash at end of period.................................    $ 1,913,609           786,356
                                                          ===========        ==========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
     Interest.........................................    $    75,000        $   71,641
                                                          ===========        ==========
     Income taxes.....................................    $       800        $    2,800
                                                          ===========        ==========
Non-cash transactions Equipment purchased under
  capital lease.......................................    $    54,127        $       --
                                                          ===========        ==========


                 See accompanying notes to financial statements

                             DIEDRICH COFFEE, INC.



               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


                      THIRTEEN WEEKS ENDED APRIL 28, 1999




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The unaudited condensed financial statements of Diedrich Coffee, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal, recurring adjustments and accruals) considered necessary for a fair presentation of the Company's financial position at April 28,1999 and the results of operations and cash flows for the thirteen weeks ended April 28,1999 and April 29,1998 have been included. Results for the interim periods are not necessarily indicative of the results for an entire year. This information should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 27,1999.

  NET LOSS PER COMMON SHARE

     The computation of basic earnings per share in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" is based on the weighted average number of common shares outstanding during the periods presented. All periods presented have been calculated in accordance with SFAS No. 128.

2. INVENTORIES

     Inventories consist of the following:

                                                    JANUARY 27,    APRIL 28,
                                                       1999           1999
                                                    -----------    ----------
Green coffee (raw materials)......................  $  412,103     $  532,132
Roasted coffee (finished goods)...................     115,979        181,799
Accessory and specialty items.....................     275,386        220,168
Other food, beverage and supplies.................     475,968        483,330
                                                    ----------     ----------
                                                    $1,279,436     $1,417,429
                                                    ==========     ==========

3. NOTE PAYABLE


     On April 6, 1999, the Company entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of the Company. All outstanding principal and interest due and payable on April 6, 2000. The loan is secured by the assets of the Company with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, the Company issued warrants to Mr. Youness to purchase 70,000 shares of the Company's common stock at a price of $5.625 per share. The fair value of the warrants is estimated to be $100,000. This estimated fair value will be charged to interest expense and amortized ratably over the life of the loan.

                             DIEDRICH COFFEE, INC.

                      THIRTEEN WEEKS ENDED APRIL 28, 1999




4. DEBT

     Long-term debt consists of the following:


                                                              JANUARY 27,   APRIL 28,
                                                                 1999          1999
                                                              -----------   ----------
NUVRTY, INC.
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due September 30, 2002.......................  $1,000,000    $1,000,000
GRANDVIEW TRUST
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due October 15, 2002.........................     750,000       750,000
OCEAN TRUST
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due October 16, 2002.........................  $  750,000    $  750,000
                                                              ----------    ----------
                                                              $2,500,000    $2,500,000
                                                              ==========    ==========


     On September 30, 1997 the Company entered into a promissory note, term loan agreement and security agreement with Nuvrty, Inc., a Colorado corporation controlled by Amre Youness, a former director of the Company (the "Nuvrty Loan Documents"). All outstanding principal and accrued interest is due and payable on September 30, 2002. The loan is secured by the assets of the Company and provides for borrowings up to $1,000,000 with interest accruing and paid monthly at the prime rate plus 3 1/2%. The Company borrowed the full amount under the loan.

     In connection with the Nuvrty Loan Documents, the Company issued a warrant to Nuvrty to purchase up to 340,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of September 30, 2003 or one year following payment in full of the loan.

     On October 16, 1997 the Company entered into parallel promissory notes, term loan agreements and security agreements with the Ocean and Grandview Trusts on terms identical to those entered into with Nuvrty, Inc. (the "Ocean Trust Loan Documents" and the "Grandview Trust Loan Documents", respectively). The Ocean Trust Loan Documents and the Grandview Trust Loan Documents provide for borrowing up to $750,000 from each Trust. Each loan is secured by the assets of the Company. Interest on advances is accrued and payable monthly at the prime rate plus 3 1/2%. The Company borrowed $750,000 under each facility. All outstanding principal and accrued interest is due and payable to each of the Ocean and Grandview Trusts on October 16, 2002.

     In connection with the Ocean Trust Loan Documents and the Grandview Trust Loan Documents the Company issued warrants to each Trust respectively to purchase up to 255,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of October 16, 2003 or one year following payment in full of the respective loans. The Company used the proceeds from the Ocean Trust and Grandview Trust loans to pay off and discharge outstanding indebtedness.

     The warrants associated with all the above debt were accounted for in accordance with the provisions of APB 14, "Accounting for Convertible Debt and Debt Issued Stock Purchase

                             DIEDRICH COFFEE, INC.

                      THIRTEEN WEEKS ENDED APRIL 28, 1999




Warrants." Due to the relative immateriality of the fair value of the warrants, none of the proceeds from issuance of the debt were allocated to the warrants. The determination of fair value was calculated using both a Cost of Replacement Model and the Monte Carlo simulation of possible warrant exercise.

5. STOCKHOLDERS' EQUITY

     On March 30, 1998 the Company agreed to a private placement of 200,000 shares of the Company's common stock to Franchise Mortgage Acceptance Company ("FMAC") at a price of $6.375 (the stock's closing sale price for that day on the Nasdaq National Stock Market). In addition, FMAC also received an option to purchase 100,000 additional shares of the Company's common stock; this option may be exercised in increments of 25,000 shares or more and expires on April 3, 2000. The exercise prices of this option are as follows: 50,000 shares are exercisable at $10.00 per share and $12.50 per share, respectively. The fair value of this option is estimated to be $72,042. The estimated fair value of the option has been charged to equity and will be amortized ratably over the two year life of the option. This transaction was completed on April 3, 1998.

     On September 22, 1998, 6,140 shares of common stock were issued pursuant to the exercise of certain Boston Group warrants. On October 28, 1998, 18,382 shares of common stock were issued pursuant to the exercise of certain options granted under the Company's 1996 Stock Incentive Plan.

     During the last quarter of fiscal 1999, an additional 15,120 shares of common stock were issued pursuant to the exercise of certain Boston Group warrants and 7,472 shares of common stock were issued pursuant to the exercise of options granted under the Company's 1996 Stock Incentive Plan.


     On February 12, 1999, 6,225 shares of common stock were issued pursuant to the exercise of options granted under the Company's 1996 Stock Incentive Plan.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of
Coffee People, Inc.

     We have audited the accompanying consolidated statements of operations, of stockholders' equity and of cash flows of Coffee People, Inc. (formerly Gloria Jean's Inc.) and its subsidiaries for the 39-week period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the results of operations and cash flows of Coffee People, Inc. and its subsidiaries for the 39-week period ended June 29, 1996 in conformity with generally accepted accounting principles in the United States.

                                          /s/ PricewaterhouseCoopers

Toronto, Ontario
August 16, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Coffee People, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Coffee People, Inc. and its subsidiaries at June 27, 1998 and June 28, 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for long-lived assets to be disposed of, effective as of the beginning of fiscal 1997.

                                          /s/ PricewaterhouseCoopers LLP

San Francisco, California
August 26, 1998

                              COFFEE PEOPLE, INC.



                          CONSOLIDATED BALANCE SHEETS


                        JUNE 28, 1997 AND JUNE 27, 1998



                                                              JUNE 28,    JUNE 27,
                                                                1997        1998
                                                              --------    --------
                                                              (IN THOUSANDS EXCEPT
                                                                 SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 7,281     $ 2,822
  Accounts receivable, net of allowance for doubtful
     accounts of $1,156 and $1,660..........................    2,233       3,262
  Receivable from affiliate.................................      285          --
  Inventories...............................................    3,563       4,052
  Prepaid expenses and other assets.........................      424         713
                                                              -------     -------
  Deferred income taxes.....................................    1,342       2,621
       Total current assets.................................   15,128      13,470
Property, plant and equipment, net..........................    6,415      12,711
Goodwill, net...............................................   16,187      25,967
Other assets................................................       60         113
Deferred income taxes.......................................    1,133       3,434
                                                              -------     -------
       Total assets.........................................  $38,923     $55,695
                                                              =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $    --     $ 1,279
  Accounts payable..........................................    1,550       1,421
  Payable to related party..................................       --         984
  Accrued liabilities.......................................    1,038       1,010
  Accrued payroll and employee benefits.....................      541         931
  Accrued acquisition expenses..............................       --         631
  Accrual for store closures................................      580       1,291
  Franchisee deposits.......................................      486         459
  Deferred franchise fee income.............................      131         187
                                                              -------     -------
       Total current liabilities............................    4,326       8,193
Long-term debt, less current portion........................       --       3,798
Deferred rent expense.......................................      300         202
                                                              -------     -------
       Total liabilities....................................    4,626      12,193
                                                              -------     -------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Preferred stock, no par value; authorized, 10,000,000
     shares; none issued or outstanding.....................       --          --
  Common stock, no par value; authorized, 5,000,000 shares;
     issued and outstanding, 10,746,040 and 7,460,679
     shares.................................................   35,825      44,630
  Stock subscription notes receivable.......................       --        (338)
  Accumulated deficit.......................................   (1,528)       (790)
                                                              -------     -------
       Total stockholders' equity...........................   34,297      43,502
                                                              -------     -------
       Total liabilities and stockholders' equity...........  $38,923     $55,695
                                                              =======     =======


The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                   THIRTY-NINE WEEKS ENDED JUNE 29, 1996 AND


                  YEARS ENDED JUNE 28, 1997 AND JUNE 27, 1998



                                                       FOR THE
                                                       39-WEEK        FOR THE FISCAL
                                                        PERIOD          YEAR ENDED
                                                        ENDED      --------------------
                                                       JUNE 29,    JUNE 28,    JUNE 27,
                                                         1996        1997        1998
                                                       --------    --------    --------
                                                                (IN THOUSANDS
                                                          EXCEPT PER SHARE AMOUNTS)
Revenues:
  Franchise revenue..................................  $ 4,971     $ 5,869     $ 6,035
  Corporate store sales..............................    6,657       7,631      11,436
  Wholesale sales....................................   13,329      17,079      17,580
                                                       -------     -------     -------
       Total revenues................................   24,957      30,579      35,051
                                                       -------     -------     -------
Expenses:
  Cost of goods sold.................................   14,389      18,494      19,296
  Store and other operating expenses.................    4,779       6,080       8,231
  Depreciation and amortization......................      978       1,152       1,811
  General and administrative expenses................    2,825       5,458       4,079
  Provision for store closures.......................       --         580          --
  Acquisition and integration expenses                      --          --         437
                                                       -------     -------     -------
       Total expenses................................   22,971      31,764      33,854
                                                       -------     -------     -------
Income (loss) from operations........................    1,986      (1,185)      1,197
Interest income......................................      203         426         315
Interest expense.....................................       --          --         (46)
                                                       -------     -------     -------
Income (loss) before income taxes....................    2,189        (759)      1,466
Provision for income taxes...........................      965           4         728
                                                       -------     -------     -------
Income (loss) before cumulative effect of change in
  accounting principle...............................    1,224        (763)        738
Cumulative effect of change in accounting principle,
  net of income tax benefit of $262..................       --        (427)         --
                                                       -------     -------     -------
Net income (loss)....................................  $ 1,224     $(1,190)    $   738
                                                       =======     =======     =======
Net income (loss) per share -- basic and diluted:
  Income (loss) before cumulative effect of change in
     accounting principle............................  $   .16     $  (.10)    $   .09
  Cumulative effect of change in accounting
     principle.......................................       --        (.06)         --
                                                       -------     -------     -------
     Net income (loss)...............................  $   .16     $  (.16)    $   .09
                                                       =======     =======     =======


The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                   THIRTY-NINE WEEKS ENDED JUNE 29, 1996 AND


                  YEARS ENDED JUNE 28, 1997 AND JUNE 27, 1998


                                            COMMON STOCK           STOCK
                                        ---------------------   SUBSCRIPTION
                                        EQUIVALENT                 NOTES       ACCUMULATED
                                          SHARES      AMOUNT     RECEIVABLE      DEFICIT      TOTAL
                                        ----------    -------   ------------   -----------   -------
                                                    (IN THOUSANDS EXCEPT SHARE AMOUNTS)
Issuance of common stock..............   7,460,679    $35,825      $  --         $    --     $35,825
Net income............................          --         --         --           1,224       1,224
Dividends.............................          --         --         --          (1,562)     (1,562)
                                        ----------    -------      -----         -------     -------
Balance, June 29, 1996................   7,460,679     35,825         --            (338)     35,487
Net loss..............................          --         --         --          (1,190)     (1,190)
                                        ----------    -------      -----         -------     -------
Balance, June 28, 1997................   7,460,679     35,825         --          (1,528)     34,297
Gloria Jean's, Inc. reverse merger,
  net of stock issuance costs.........   3,274,111     11,398       (313)             --      11,085
CP Old, Inc. merger...................          --      2,498         --              --       2,498
Stock redemption from Second Cup,
  Inc.................................          --     (5,116)        --              --      (5,116)
Exercise of stock options.............      11,250         25        (25)             --          --
Net income............................          --         --         --             738         738
                                        ----------    -------      -----         -------     -------
Balance, June 27, 1998................  10,746,040    $44,630      $(338)        $  (790)    $43,502
                                        ==========    =======      =====         =======     =======

The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                   THIRTY-NINE WEEKS ENDED JUNE 29, 1996 AND


                  YEARS ENDED JUNE 28, 1997 AND JUNE 27, 1998



                                                                FOR THE          FOR THE FISCAL
                                                                39-WEEK            YEAR ENDED
                                                              PERIOD ENDED    --------------------
                                                                JUNE 29,      JUNE 28,    JUNE 27,
                                                                  1996          1997        1998
                                                              ------------    --------    --------
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................    $  1,224      $(1,190)    $   738
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization.........................         978        1,152       1,811
      Provision for store closures                            --........          580          --
      Deferred income taxes.................................         965         (414)        702
      Write down of assets held for disposal................          --          887         223
      Loss (gain) on disposal of assets.....................          (8)         (65)        147
      Write off of uncollectible income taxes receivable....          --          127          --
      Changes in assets and liabilities, net of amounts
         acquired:
         Accounts receivable................................       1,588          423        (861)
         Receivable from/due to affiliate...................          --         (285)      1,269
         Inventories........................................         236          438          48
         Prepaid expenses and other assets..................         273          (14)        126
         Income taxes receivable............................         (23)         190          --
         Accounts payable...................................        (999)         493      (1,077)
         Accrued liabilities................................        (482)         615      (1,617)
         Accrual for store closures.........................          --           --        (584)
         Income taxes payable...............................          --           --          26
         Franchisee deposits................................        (208)        (138)        (27)
         Deferred franchise fee income......................          --         (129)         56
         Deferred rent expense..............................         (50)          35         (98)
                                                                --------      -------     -------
                                                                   3,494        2,705         882
                                                                --------      -------     -------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................      (1,179)      (2,919)     (2,260)
  Proceeds from disposal of property, plant and equipment            145          369         221
  Acquisition of business...................................     (29,597)          --          --
  Loans to an affiliated company............................      (3,800)       3,800          --
  Cash acquired in Gloria Jean's, Inc. reverse merger, net
    of transaction expenses.................................          --           --       1,258
  Cash received in CP Old, Inc. merger......................          --           --         226
                                                                --------      -------     -------
                                                                 (34,431)       1,250        (555)
                                                                --------      -------     -------
Cash flows from financing activities:
  Proceeds on issuance of shares............................    $ 35,825      $    --     $    --
  Dividends paid............................................          --       (1,562)         --
  Stock redemption from Second Cup, Inc.....................          --           --      (4,675)
  Payments on long-term debt................................          --           --        (111)
                                                                --------      -------     -------
                                                                  35,825       (1,562)     (4,786)
                                                                --------      -------     -------
Increase (decrease) in cash and cash equivalents............       4,888        2,393      (4,459)
Cash and cash equivalents, beginning of period..............          --        4,888       7,281
                                                                --------      -------     -------
Cash and cash equivalents, end of period....................    $  4,888      $ 7,281     $ 2,822
                                                                ========      =======     =======
Supplemental cash flow information:
  Cash paid for income taxes................................    $     23      $    --     $    --
  Noncash transactions:.....................................
    Dividend declared.......................................    $  1,562      $    --     $    --
    Accrual for stock redemption from Second Cup, Inc.......    $     --      $    --     $   441
    Disposal of property, plant and equipment in exchange
      for note receivable...................................    $     --      $    --     $   109


The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS

     Coffee People, Inc. (Coffee People), formerly Gloria Jean's Inc. (Gloria Jean's), an Oregon Corporation, is a retailer of gourmet coffee, with 246 franchised and 69 company-owned retail stores operating in 36 states and 6 foreign countries under the names of Gloria Jean's, Coffee People and Coffee Plantation. The retail stores offer a full range of coffee beverages, coffee beans, teas and food, as well as a variety of related gifts, supplies, equipment and accessories.

     On May 19, 1998, the Company issued 7,460,679 shares of its common stock to Second Cup, Inc. (Second Cup), in exchange for 100% of the outstanding common stock of Gloria Jean's, a wholly-owned subsidiary of Second Cup. After the merger, Second Cup owned 69.5% of the outstanding common stock of the combined company. The merger has been accounted for as a reverse merger in which Gloria Jean's is the accounting acquirer.

     Prior to the Gloria Jean's reverse merger, Gloria Jean's was merged with CP Old, Inc., a wholly-owned subsidiary of Second Cup, and the combined company continued as Gloria Jean's. At the time of the CP Old, Inc. merger, CP Old, Inc. had no operations.

     On October 16, 1995, the Company acquired all of the issued and outstanding shares of stock of Edglo Enterprises (Edglo) and its wholly-owned subsidiary companies, and certain other assets.

     The consolidated financial statements include the accounts of Coffee People and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Under its franchise agreements, the Company develops and constructs a new store, provides training, and assists in the grand opening and merchandising for which it receives an initial franchise fee. Ongoing charges to franchisees include a royalty fee of 6% of gross sales and an advertising fund contribution of up to 3% of gross sales. Franchisees are required to purchase all of their coffee from the Company, which is roasted in the Company's facility in California, except for those franchisees who commenced operations prior to July 1993. These latter franchisees are required to purchase approximately 85% of their coffee requirements from the Company.

FISCAL YEAR END

     The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in June. Fiscal 1998 and 1997 each consisted of fifty-two weeks.

FINANCIAL STATEMENT PRESENTATION

     Certain reclassifications of prior period amounts have been made to conform with the June 27, 1998 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and debt instruments. At June 27, 1998 and June 28, 1997, the fair value of the Company's receivables, accounts payable, and debt under loans approximated the carrying value.

CONCENTRATION OF CREDIT

     Accounts receivable primarily consist of amounts related to royalties and sales of whole beans and related products to franchisees. The Company extends credit to the majority of its franchisees. Credit losses are provided for in the financial statements based upon the Company's previous experience and management's expectations.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The concentration of credit risk associated with cash and cash equivalents is low due to the credit quality of the financial institutions and the liquidity of these financial instruments.

INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Certain of the Company's inventories are subject to price fluctuations. Cost includes materials, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets ranging from three to seven years for equipment, furniture and fixtures, and twenty-five years for buildings. Leasehold improvements are capitalized and amortized on a straight-line basis over the shorter of the initial lease term or the estimated useful lives of the assets, generally ten years. Maintenance and repairs are charged to expense as incurred.

GOODWILL

     Amortization of goodwill is provided using the straight-line method over 40 years. Accumulated amortization as of June 27, 1998 and June 28, 1997 was $1,276 and $801, respectively. Amortization expense for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996 was $475, $455 and $348, respectively.

     The Second Cup Ltd., the largest specialty coffee retailer in Canada, has been in operation since 1975. At the time of the acquisition of Gloria Jean's in September 1995, the transaction was considered as a platform for the Second Cup Ltd. to expand their well established operations into the United States. Since specialty coffee's place in the North American

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


marketplace has been established over an extensive period and is not considered to be restricted by any existing regulatory, contractual or market factors, management determined 40 years to be an appropriate useful life over which to amortize the goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

     Effective as of the beginning of fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), on a prospective basis. SFAS 121 requires the Company to review long-lived assets and certain identifiable intangibles, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the assets. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down would be recorded, measured by the amount of the difference between the carrying value of the asset and the fair value of the asset. Management believes there has been no decline in the carrying value of long-lived assets, including goodwill.

     Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell (Note 5). Such assets are not depreciated while held for sale.

FRANCHISE OPERATIONS

     Initial franchise fees for stores are deferred and recognized as income when the store has opened. Franchise revenue consists of royalties and franchise fees. Such amounts totaled $5,395 and $640, respectively, for the fiscal year ended June 27, 1998, $5,368 and $501, respectively, for the fiscal year ended June 28, 1997, and $4,242 and $729, respectively, for the 39-week period ended June 29, 1996. Costs directly associated with franchise operations, excluding cost of sales, were $1,745, $1,930 and $1,048, respectively, for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996. Cost of sales related to franchise operations was $14,020, $13,516 and $11,551, respectively, for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996.

DEFERRED RENT EXPENSE

     Certain of the Company's lease agreements provide for scheduled rent increases during the term of the lease. Rent is expensed on a straight-line basis over the initial lease term.

STORE OPENING COSTS

     Costs incurred in connection with start-up and promotion of new stores are expensed as incurred.

ADVERTISING

     Advertising costs are expensed as incurred. For the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996, advertising costs were $325, $341 and $156, respectively.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


INCOME TAXES

     The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. A valuation allowance is provided against deferred tax assets to the extent that it is more likely than not that the asset will not be realized.

     The Company's results of operations were included in Second Cup's consolidated federal and state income tax returns until the Gloria Jean's reverse merger on May 19, 1998 (Note 2). For financial reporting purposes, Second Cup allocated income taxes to the Company as though it were a separate taxpayer.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company measures compensation cost for employee stock options and similar equity instruments using the intrinsic value-based method of accounting.

EARNINGS PER SHARE


     The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) as of the beginning of the second quarter of fiscal 1998. SFAS 128 required the Company to replace its traditional earnings per share (EPS) disclosures with a dual presentation of basic and diluted EPS and to restate all prior EPS data presented. During the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996, basic and diluted EPS are the same. The number of shares used in the EPS calculation were 7,812,491, 7,460,679 and 7,460,679, respectively, for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996. Historical EPS prior to the Gloria Jean's merger has been retroactively restated to reflect the equivalent number of shares received in the reverse merger (Note 2).


2. MERGERS AND ACQUISITIONS

GLORIA JEAN'S REVERSE MERGER

     On May 19, 1998, Coffee People, Inc. (Old Coffee People) issued 7,460,679 shares of common stock having a value of $11,398, net of stock issuance costs of $1,330, to Second Cup in exchange for 100% of the outstanding common stock of Gloria Jean's. The merger has been accounted for as a reverse merger in which Gloria Jean's is the accounting acquirer. The historical records of Gloria Jean's became the historical records of the company, and the purchase method of accounting was applied to the Old Coffee People assets acquired and liabilities assumed to the extent of Second Cup's 69.5% ownership interest. The results of operations of Old Coffee People have been included with those of Gloria Jean's beginning May 19, 1998. Historical stockholders' equity and EPS prior to the merger have been retroactively restated for the equivalent number of shares received in the merger after giving effect to the difference in par value of Gloria Jean's common stock ($1 par value) and Old Coffee People's common stock (no par value). Pursuant to the merger agreement, Gloria Jean's redeemed a portion of its current outstanding common stock from Second Cup prior to the merger. The stock was redeemed for an amount which left not less than $2,500 in cash and

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


cash equivalents in the accounts of Gloria Jean's after payment of expenses incurred related to the merger. The stock redemption totaled $5,116.

     Old Coffee People sells coffee beverages, coffee beans, cookies, pastries, ice cream, shakes and coffee-related merchandise at company-owned retail stores located principally in Oregon and Arizona. The following is the allocation of the purchase price to the net assets acquired at fair value:

Issuance of common stock, net of stock issuance costs.......  $11,398
Transaction costs...........................................      838
                                                              -------
  Total purchase price......................................   12,236
                                                              -------
  Net assets acquired.......................................    2,003
                                                              -------
Cost in excess of net assets acquired.......................  $10,233
                                                              =======

     The following unaudited pro forma information is presented to show the results of operations had the acquisition occurred June 29, 1996:


                                                         FOR THE FISCAL YEAR
                                                                ENDED
                                                         --------------------
                                                         JUNE 28,    JUNE 27,
                                                           1997        1998
                                                         --------    --------
Total revenues.........................................  $52,190     $56,147
Income before cumulative effect of change in accounting
  principle............................................   (7,747)        520
Net income (loss)......................................   (8,174)        520
Earnings (loss) per share -- basic and diluted.........  $  (.76)    $   .05


     The above results of operations are not intended to be indicative of the results of operations which actually would have been realized had the acquisition occurred as of June 29, 1996, nor of the future results of operations of the combined company.

     The Company has developed a plan to consolidate certain corporate functions and to restructure Old Coffee People's operations. Such plan includes relocating certain Old Coffee People corporate employees to the Company's Castroville, California headquarters, terminating corporate employees with duplicative functions, consolidating the roasting of coffee in the Company's Castroville roasting facility and franchising Old Coffee People's retail stores. Management anticipates that the relocation and termination of employees will be completed by November 1998 and a majority of the retail stores will be franchised by the end of 1999. As of June 27, 1998, the Company accrued $548 related to these activities. These costs have been capitalized and recorded as an increase in goodwill to the extent of Second Cup's 69.5% ownership interest. The remaining costs were charged to expense and are included in acquisition and integration expenses.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


CP OLD, INC. MERGER

     In May 1998, Gloria Jean's was merged with CP Old, Inc., a wholly-owned subsidiary of Second Cup, and the combined company continued as Gloria Jean's. At the time of the merger, CP Old, Inc. had no operations. Upon closing of the merger, the assets and liabilities of CP Old, Inc. were transferred at their historical carrying values with a corresponding increase in stockholders' equity. Such assets and liabilities consisted of the following:

Cash.......................................................  $  226
Deferred tax assets........................................   2,272
                                                             ------
  Net assets...............................................  $2,498
                                                             ======

EDGLO ACQUISITION

     On October 16, 1995, the Company acquired Edglo. The effective date of the acquisition was designated as September 30, 1995 for convenience purposes. The acquisition has been accounted for using the purchase method of accounting. The following is the allocation to the net assets acquired at fair value of the purchase price paid of $29,597 (including acquisition costs of $350):

Current assets............................................  $10,723
Capital assets............................................    4,972
Other assets..............................................       68
Goodwill..................................................   18,609
                                                            -------
                                                             34,372
                                                            -------
Current liabilities.......................................    4,460
Other liabilities.........................................      315
                                                            -------
                                                              4,775
                                                            -------
Net assets acquired.......................................  $29,597
                                                            =======

     During the fiscal year ended June 27, 1998, the Company received $642 (included as a reduction in general and administrative expenses) from the former owners of Edglo pursuant to an escrow agreement. This amount represents a reimbursement for certain expenses incurred by Gloria Jean's as a result of the Edglo acquisition. Such expenses were included in general and administrative expenses in years prior to fiscal 1998.

3. INVENTORIES

     Inventories consist of the following:


                                                   JUNE 28,    JUNE 27,
                                                     1997        1998
                                                   --------    --------
Coffee
  Unroasted......................................   $1,175      $2,169
  Roasted........................................      840         368
Other merchandise held for sale..................      490         898
Supplies.........................................    1,058         617
                                                    ------      ------
                                                    $3,563      $4,052
                                                    ======      ======

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     During the fiscal year ended June 28, 1997, inventory writedowns resulting from excess inventory totaled approximately $600.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:


                                                 JUNE 28,    JUNE 27,
                                                   1997        1998
                                                 --------    --------
Land...........................................  $    --     $   786
Building.......................................       --         745
Manufacturing equipment........................    2,460       2,580
Leasehold improvements.........................    3,893       6,954
Furniture, fixtures and other..................    2,044       4,572
                                                 -------     -------
                                                   8,397      15,637
Less: Accumulated depreciation.................   (1,095)     (2,071)
Less: Write down of assets held for disposal...     (887)       (855)
                                                 -------     -------
                                                 $ 6,415     $12,711
                                                 =======     =======


     Included above in manufacturing equipment and leasehold improvements are assets under construction of $89 at June 27, 1998 and $539 at June 28, 1997.

5. ASSETS HELD FOR SALE AND PROVISION FOR STORE CLOSURE COSTS

     Effective as of the beginning of fiscal 1997, the Company adopted the provisions of SFAS 121. The initial application of SFAS 121 to long-lived assets held for disposal at June 30, 1996 resulted in a non-cash charge of $427 (net of tax benefit of $262) which represents the adjustment required to remeasure such assets at the lower of carrying amount or fair value less cost to sell. Long-lived assets held for disposal consist of leasehold improvements and furniture, fixtures and other property at the Company's corporate-owned stores which management plans to sell to franchisees.

     During fiscal 1998 and 1997, the Company recorded additional charges of $223 and $198 (included in general and administrative expenses), respectively, to remeasure long-lived assets at corporate-owned stores which management plans to sell to franchisees or close, at the lower of carrying amount or fair value less cost to sell. As of June 27, 1998, all of the Gloria Jean's corporate-owned stores are held for sale to franchises. Assets held for sale at June 27, 1998 and June 28, 1997 had adjusted carrying values of $2,895 and $1,560, respectively. Revenues and operating income (losses) for these stores totaled $9,030 and $(1,204), respectively, for the fiscal year ended June 27, 1998, $7,051 and $(368), respectively, for the fiscal year ended June 28, 1997, and $5,592 and $176, respectively, for the 39-week period ended June 29, 1996. During the fiscal year ended June 27, 1998, the Company sold eight corporate-owned stores. The Company is negotiating with a third-party equipment leasing company for a sale-leaseback of substantially all of the Gloria Jean's corporate-owned store assets. Management believes the selling price for these store assets will approximate their carrying value at June 27, 1998. While the corporate-owned stores are being actively marketed for sale, the Company expects the period of sale may exceed one year for some of the stores.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     As of June 28, 1997, the Company determined that it was not feasible to sell eight of the corporate-owned stores held for disposal and recorded a provision of $580 for store closure costs consisting primarily of lease termination costs. The Company incurred costs of $530 for store closures during fiscal 1998 and charged this amount against the accrual for store closures.

     As of June 27, 1998, the accrual for store closures consists of closure costs at the Old Coffee People corporate-owned stores which were closed as of the Gloria Jean's reverse merger date. The accrual of $1,291 consists primarily of lease termination costs. The Company is working with local real estate brokers to market, re-lease or sublease all of these stores.

6. DEBT

     The Company assumed debt in connection with the Gloria Jean's reverse merger. Such debt consists of the following at June 27, 1998:

Note payable to bank, payable in monthly installments of $6
  each, plus interest at 9.0%, commencing September 1, 1995,
  due August 1, 1998........................................  $    12
Note payable to bank, payable in monthly installments of
  $100 each, plus interest at two different interest rates
  (8.0% at June 27, 1998), commencing June 1, 1997, due May
  1, 2002...................................................    4,700
Note payable to stockholder (also a director), payable in
  monthly installments of $3, including interest at 2.0%
  over the prime rate (10.50% at June 27, 1998), due
  December 1, 2002..........................................      149
Note payable to the Port of Portland, payable in monthly
  installments of $5, commencing April 8, 1995, including
  interest at 12.0%, due March 8, 2003......................      216
                                                              -------
                                                                5,077
Less-current portion........................................   (1,279)
                                                              -------
                                                              $ 3,798
                                                              =======

     The Company has a line of credit agreement with a bank in the amount of $500 expiring August 1999. The interest rate for amounts drawn under the line is 0.5% over the prime rate. There is no amount outstanding under the line of credit at June 27, 1998. Of the $500 line, a total of $73 is reserved for use under a letter of credit dated September 1998.

     The Company has a revolving line of credit agreement with Second Cup Limited in the amount of $4,000 expiring May 2003. The interest rate for amounts drawn under the line is 11.5%. There is no amount outstanding under the line of credit at June 27, 1998.

     The bank notes and line of credit are secured by substantially all of Old Coffee People's assets, including accounts receivable, inventories, trade fixtures and equipment. These debt agreements contain restrictions relating to specified financial ratios as well as the lender's standard covenants and restrictions. As of June 27, 1998, the Company was in compliance with all debt covenants.

     The stockholder note is secured by substantially all of the Company's assets and is subordinated to the bank notes.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     The principal payments on long-term debt are as follows at June 27, 1998:

1999........................................................  $1,279
2000........................................................   1,268
2001........................................................   1,271
2002........................................................   1,179
2003........................................................      80
                                                              ------
                                                              $5,077
                                                              ======

7. INCOME TAXES

     The Company's provision (benefit) for income taxes consists of the following:


                                                                 FOR THE FISCAL
                                                FOR THE            YEAR ENDED
                                                39-WEEK       --------------------
                                             PERIOD ENDED     JUNE 28,    JUNE 27,
                                             JUNE 29, 1996      1997        1998
                                             -------------    --------    --------
Current provision
  Federal..................................      $ --          $ 135        $ 26
  State....................................        --             21          --
                                                 ----          -----        ----
                                                   --            156          26
                                                 ----          -----        ----
Deferred provision (benefit)
  Federal..................................       863           (371)        628
  State....................................       102            (43)         74
                                                 ----          -----        ----
                                                  965           (414)        702
                                                 ----          -----        ----
                                                 $965          $(258)       $728
                                                 ====          =====        ====


     The Company's provision (benefit) for income taxes is included in the financial statements as follows:


                                                                 FOR THE FISCAL
                                                FOR THE            YEAR ENDED
                                                39-WEEK       --------------------
                                             PERIOD ENDED     JUNE 28,    JUNE 27,
                                             JUNE 29, 1996      1997        1998
                                             -------------    --------    --------
Continuing operations......................      $965          $   4        $728
Cumulative effect of change in accounting
  principle................................        --           (262)         --
                                                 ----          -----        ----
                                                 $965          $(258)       $728
                                                 ====          =====        ====


     The cumulative effect of change in accounting principle of $427 is net of an income tax benefit of $262, comprised of federal and state income taxes.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     The reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:


                                               FOR THE           FOR THE FISCAL
                                            39-WEEK PERIOD         YEAR ENDED
                                                ENDED         --------------------
                                               JUNE 29,       JUNE 28,    JUNE 27,
                                                 1996           1997        1998
                                            --------------    --------    --------
Federal statutory rate....................       34.0%         (34.0)%      34.0%
State income taxes, net of federal
  benefit.................................        4.0           (4.0)        4.0
Amortization of nondeductible goodwill....        6.0           22.8        12.0
Write-off of uncollectible income taxes
  receivable..............................         --           16.7          --
Other.....................................        0.1           (1.5)       (0.3)
                                                 ----          -----        ----
                                                 44.1%           0.0%       49.7%
                                                 ====          =====        ====


     The components of the Company's net deferred tax assets and liabilities consist of the following:


                                                           JUNE 28,    JUNE 27,
                                                             1997        1998
                                                           --------    --------
Deferred tax assets
  Allowance for doubtful accounts........................   $  628      $  588
  Net operating loss carryforwards (NOLs)................    1,281       3,913
  Asset write downs, store closures and relocation
     provisions..........................................      635       1,748
  Basis difference in property, plant and equipment......       --         155
  Employee benefits......................................       --         151
  Other..................................................       48         199
                                                            ------      ------
                                                             2,592       6,754
Valuation allowance......................................       --        (699)
                                                            ------      ------
Net deferred tax assets..................................    2,592       6,055
Deferred tax liability
  Basis difference in property, plant and equipment......     (117)         --
                                                            ------      ------
Net deferred tax assets..................................   $2,475      $6,055
                                                            ======      ======


     During the fiscal year ended June 28, 1997, the Company reversed a $1,619 valuation allowance related to NOLs acquired from Edglo. The non-cash adjustment to the valuation allowance was recorded as a reduction in goodwill.

     In connection with the Gloria Jean's reverse merger (Note 2), the Company recorded a deferred tax asset of $2,010, net of a valuation allowance of $699. This amount was recorded as a reduction to goodwill arising from the Gloria Jean's reverse merger. The valuation allowance of $699 relates to NOLs of Old Coffee People which, due to limitations on utilization of the NOLs, management believes are not more likely than not realizable. To the extent these NOLs are utilized, goodwill will be reduced.

     In connection with the CP Old, Inc. merger, the Company recorded a deferred tax asset of $2,272 related to CP Old, Inc. NOLs which management believes will more likely than not be realized. The effect of recording this deferred tax asset was an increase in stockholders' equity (common stock).

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     Based on internal forecasts and industry trends, management believes it is more likely than not the deferred tax assets of $6,055 at June 27, 1998 will be realized through future taxable income.

     The Company has federal NOLs of approximately $10,298 which expire as follows:

2010..............................................  $ 3,938
2011..............................................    3,056
2012..............................................    2,986
2013..............................................      318
                                                    -------
                                                    $10,298
                                                    =======

     Approximately $1,840 of these NOLs are available to offset Old Coffee People's future taxable income. Pursuant to Internal Revenue Code Section 382 (Section 382), utilization of these NOLs is limited to $700 per year. Approximately $6,620 of these NOLs are available to offset Gloria Jean's future taxable income. Pursuant to Section 382, utilization of these NOLs is limited to $568 per year. Utilization of all of the Company's NOLs may be further limited in the event of a change in ownership of the Company.

8. FRANCHISED AND COMPANY-OWNED STORES

     The number of retail stores is as follows:

                                                                      COMPANY-
                                                        FRANCHISED     OWNED
                                                          STORES       STORES
                                                        ----------    --------
Beginning of period, June 28, 1997....................     236           31
Opened/acquired.......................................      14           51
Franchised............................................       8           (8)
Closed................................................     (12)          (5)
                                                           ---           --
End of period, June 27, 1998..........................     246           69
                                                           ===           ==

9. MINIMUM LEASE COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases certain retail store, office and warehouse facilities under operating leases expiring through 2008. The Company is the lessee in most of the franchisees' lease agreements. The Company has sublease agreements with individual franchisees, whereby the franchisee assumes responsibility for and makes lease payments directly to the landlord. The Company also has sublease agreements for certain company-owned stores and office facilities whereby the sublease tenants are responsible for the lease payments. Rental expense is reported net of sublease income in accordance with retail industry practice. Most lease agreements contain renewal options at varying terms and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

     Rental expense under lease agreements for the fiscal year ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996 was $2,159, $1,700 and $1,540, respectively, net of sublease income.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     Minimum future lease commitments as of June 27, 1998 are as follows:

                                            GROSS                       NET
                                           MINIMUM        LESS        MINIMUM
                                            LEASE       SUBLEASE       LEASE
                                         COMMITMENTS    RENTALS     COMMITMENTS
                                         -----------    --------    -----------
1999...................................    $11,853      $ 8,000       $ 3,853
2000...................................     11,281        7,589         3,692
2001...................................     10,033        6,708         3,325
2002...................................      8,470        5,596         2,874
2003...................................      7,158        4,490         2,668
Thereafter.............................     15,720        8,438         7,282
                                           -------      -------       -------
                                           $64,515      $40,821       $23,694
                                           =======      =======       =======

     As of June 28, 1997, the Company accrued $420 (included in accrued liabilities) related to its obligation to repurchase a franchised store if the franchised store did not meet certain financial targets. When this franchised store was repurchased, the Company intended to close it. The amount accrued consisted primarily of the estimated repurchase price and lease termination costs. Costs incurred to repurchase and close the franchised store were $373 as of June 27, 1998. During the fiscal year ended June 27, 1998, the Company was reimbursed for such costs pursuant to an escrow agreement with the former owners of Gloria Jean's (Note 2).

     As of June 27, 1998, the Company has approximately $4,200 of outstanding purchase commitments related to green coffee.

     The Company has an agreement with a supplier to purchase substantially all of the coffee requirements for its Oregon stores through January 1999.

     As a requirement under a lease with the Port of Portland, the Company is committed to enter into a joint venture with a third party for one of the Company's stores at Portland International Airport. Once the agreement is finalized, the Company will have a 49% ownership interest in that store.

     The Company is subject to litigation in the ordinary course of business. In the opinion of management, the ultimate outcome of existing litigation would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

10. STOCK SUBSCRIPTION NOTES RECEIVABLE

     The Company has stock subscription notes receivable which were issued primarily by Old Coffee People to certain officers and employees upon the exercise of incentive stock options. The notes bear interest at the rate of 8.5% per annum from the date of exercise and are due from December 1998 through May 2003. The notes provide that in the event any of the common stock is sold before the notes mature, all accrued interest and a pro rata portion of the principal balance must be paid.

11. INCENTIVE PLANS

STOCK OPTION PLANS

     At the time of the Gloria Jean's reverse merger, Old Coffee People had four stock option plans -- the 1993 Stock Option Plan, the 1994 Stock Option Plan, the 1995 Stock Option Plan

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


and the 1996 Stock Option Plan. These stock option plans continued in effect subsequent to the Gloria Jean's reverse merger. Optionholders as of the merger date were given the opportunity to reprice their existing stock options at a price equal to the fair market value of the stock on the date the repricing was approved by the Board of Directors. Optionholders choosing to reprice their stock options cancelled their option shares and received a reduced number of new option shares on the repricing date. No options were repriced as of June 27, 1998. On August 1, 1998, seven optionholders elected to reprice their stock options. As a result, 302,000 old option shares with a weighted average price per share of $9.21 were surrendered and 77,850 new option shares were issued at an exercise price of $3.20 per share. The exercise price exceeded the fair market value on the grant date.

     Effective May 19, 1998, the Company adopted the 1998 Stock Option Plan. Under all five stock option plans, key employees and consultants may be granted either incentive or nonqualified stock options. Incentive stock options must comply with the requirements of the Internal Revenue Code, may be granted only to employees and may be granted at not less than the fair market value of the stock at the date of grant. Nonqualified options may be granted to employees and consultants at not less than 85% of the fair market value of the stock at the date of grant. Cancelled options are available for future grant. The number of options granted, the option price, the term of the option and the vesting period are determined by the Board of Directors.

     Stock option activity under the aforementioned stock options plans was as follows:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                         NUMBER OF    PRICE PER
                                                          SHARES        SHARE
                                                         ---------    ---------
Outstanding at Gloria Jean's reverse merger date.......   342,439       $8.57
Granted................................................   248,000        3.20
Exercised..............................................   (11,250)       2.22
                                                          -------       -----
  Outstanding at June 27, 1998.........................   579,189       $6.39
                                                          =======       =====

     For all five plans, there were 1,005,953 shares of unissued common stock reserved for issuance at June 27, 1998. Options to purchase 188,565 shares with a weighted average exercise price of $8.84 were exercisable at June 27, 1998.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


     Options outstanding and exercisable, and related weighted average life information by grant price as of June 27, 1998 were as follows:

                                     WEIGHTED AVERAGE
OPTION     OPTIONS       OPTIONS      REMAINING LIFE
PRICE    OUTSTANDING   EXERCISABLE       (YEARS)
------   -----------   -----------   ----------------
$ 2.22      13,689        13,689             5
  3.20     248,000            --            10
  4.75       5,000         1,000             9
  5.56       2,000           400             9
  6.50      30,000         6,000             9
  6.94      16,500         3,300             9
  8.00      21,000        18,376             6
  9.00      63,000        37,800             8
 10.00     150,000        90,000             7
 10.00      30,000        18,000             8
           -------       -------
           579,189       188,565
           =======       =======

     No compensation cost has been recognized for the 1998 Stock Option Plan. If compensation cost for this plan had been determined based on the fair value at the grant date, the Company's net income and net income per share for the fiscal year ended June 27, 1998 would be as follows:

Net income..................................................  $696
Net income per share -- basic and diluted...................  $.09

     The Company used the Black-Scholes option pricing model to estimate the fair value of options granted during the fiscal year ended June 27, 1998 (no options were granted during the fiscal year ended June 28, 1997 or the 39-week period ended June 29, 1996). The weighted average assumptions used to compute compensation cost in the above pro forma and to estimate the weighted average fair market value of options granted are as follows:

Risk-free interest rate.....................................    5.5%
Dividend yield..............................................      0%
Volatility..................................................     70%
Expected term (years).......................................      5
Weighted average fair market value..........................  $1.94

EMPLOYEE STOCK PURCHASE PLAN

     At the time of the Gloria Jean's reverse merger, Old Coffee People had an Employee Stock Purchase Plan (the ESPP) under which 150,000 shares of common stock have been reserved for issuance to and purchase by employees of Old Coffee People. The ESPP continued after the reverse merger. All Old Coffee People employees with over four months of service who work more than 20 hours per week and who do not own stock and stock options for more than 5% of the Company's stock are eligible to participate in the ESPP. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. No shares were purchased under the ESPP during the fiscal year ended June 27, 1998.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


12. RETIREMENT PLANS

     Effective March 1, 1997, the Company adopted a tax deferred savings plan (the 401(k) Plan). Substantially all employees with over one year of service are eligible to participate in the 401(k) Plan. Participants who choose to participate may contribute up to 15% of their pretax compensation to the 401(k) Plan subject to the statutorily prescribed annual limits. All contributions to the 401(k) Plan are fully vested and nonforfeitable at all times. The Company does not match employee contributions.

     Old Coffee People has a tax deferred savings plan (Old Coffee People 401(k)
Plan) which covers all employees of Old Coffee People with over six months of service and who work an average of at least 30 hours per week. Participants may contribute up to 20% of their pretax compensation to the Old Coffee People 401(k) Plan subject to the statutorily prescribed annual limits. All contributions to the Old Coffee People 401(k) Plan, including company contributions, are fully vested and nonforfeitable at all times. Company contributions were immaterial during the fiscal year ended June 27, 1998.

13. RELATED PARTY TRANSACTIONS

     During the period ended June 29, 1996, the Company issued 1,200 shares of its common stock to Second Cup for cash of $35,825.

In February 1996, the Company commenced roasting coffee for CP Old, Inc.

     The Company initially charged CP Old, Inc. a roasting fee and subsequently sold roasted coffee to CP Old, Inc. For the fiscal year ended June 28, 1997 and the 39-week period ended June 29, 1996, total sales to the affiliated company were $823 and $56, respectively (none in fiscal 1998).

     The Company had demand loans to an affiliated company which bore interest at 8.25% per annum. The loans were repaid during fiscal 1997. Interest received was $280 for the fiscal year ended June 28, 1997 and $66 for the 39-week period ended June 29, 1996.

     During the fiscal year ended June 27, 1998, The Second Cup Ltd. incurred costs on the Company's behalf. Such amounts are included in payable to related party.

     As of June 27, 1998, the Company had a lease with a stockholder who is a director of the Company. Rental expense associated with this lease was approximately $10,000 during the fiscal year ended June 27, 1998.

14. CASH HELD IN TRUST

     The Company holds cash in trust on behalf of franchisees, which includes the advertising fund and the construction trust account. The cash held in trust amounted to $795 at June 27, 1998. These funds have not been included in the Company's balance sheet.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998


                                 (IN THOUSANDS)


15. UNAUDITED QUARTERLY DATA

                                                                                       PER SHARE -- BASIC
                                                                                           AND DILUTED
                                                                                  -----------------------------
                                                   INCOME (LOSS)                   INCOME (LOSS)
                                                       BEFORE                          BEFORE
                                                     CUMULATIVE                      CUMULATIVE
                                  INCOME (LOSS)   EFFECT OF CHANGE                EFFECT OF CHANGE
                                      FROM         IN ACCOUNTING     NET INCOME    IN ACCOUNTING     NET INCOME
                       REVENUES    OPERATIONS        PRINCIPLE         (LOSS)        PRINCIPLE         (LOSS)
                       --------   -------------   ----------------   ----------   ----------------   ----------
FISCAL 1998:
  1st Quarter........  $ 7,940       $   784          $   492         $   492          $ .07           $ .07
  2nd Quarter........   10,115         1,796            1,057           1,057            .14             .14
  3rd Quarter........    7,394           730              456             456            .06             .06
  4th Quarter........    9,602        (2,113)          (1,267)         (1,267)          (.15)           (.15)
                       -------       -------          -------         -------
                       $35,051       $ 1,197          $   738         $   738          $ .09           $ .09
                       =======       =======          =======         =======
FISCAL 1997:
  1st Quarter........  $ 5,493       $  (740)         $  (629)        $(1,056)         $(.08)          $(.14)
  2nd Quarter........   11,230         1,947            2,041           2,041            .27             .27
  3rd Quarter........    6,607          (438)            (308)           (308)          (.04)           (.04)
  4th Quarter........    7,249        (1,954)          (1,867)         (1,867)          (.25)           (.25)
                       -------       -------          -------         -------
                       $30,579       $(1,185)         $  (763)        $(1,190)         $(.10)          $(.16)
                       =======       =======          =======         =======

                              COFFEE PEOPLE, INC.



                     UNAUDITED CONSOLIDATED BALANCE SHEETS


                        JUNE 27, 1998 AND MARCH 6, 1999





                                                              JUNE 27,      MARCH 6,
                                                                1998          1999
                                                              ---------    -----------
                                                              (AUDITED)
                                                                   (IN THOUSANDS
                                                               EXCEPT SHARE AMOUNTS)
ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 2,822       $ 2,773
  Accounts receivable, net..................................     3,262         3,149
  Inventories...............................................     4,052         3,722
  Prepaid expenses and other assets.........................       713           926
  Deferred income taxes.....................................     2,621         2,427
                                                               -------       -------
          Total current assets..............................    13,470        12,997
Property, plant and equipment, net..........................    12,711        12,262
Goodwill, net...............................................    25,967        25,530
Other assets................................................       113           114
Deferred income taxes.......................................     3,434         3,385
                                                               -------       -------
          Total assets......................................   $55,695       $54,288

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $ 1,279       $ 1,237
  Current portion of capital lease obligations..............        --           119
  Accounts payable..........................................     1,421         1,795
  Payable to related party..................................       984            --
  Accrued liabilities.......................................     2,572         1,827
  Provision for store closures..............................     1,291         1,102
  Franchisee deposits.......................................       459           538
  Deferred franchise fee income.............................       187            94
                                                               -------       -------
          Total current liabilities.........................     8,193         6,712
Long-term debt..............................................     3,798         2,727
Capital lease obligations...................................        --           784
Deferred rent expense.......................................       202           146
Stockholders' equity
Preferred stock, no par value; authorized 10,000,000 shares
  none issued or outstanding................................        --            --
Common stock, no par value; authorized 50,000,000 shares
  issued and outstanding, 10,762,757 and 10,746,040.........    44,630        44,659
Stock subscription notes receivable.........................      (338)         (350)
Accumulated deficit.........................................      (790)         (390)
                                                               -------       -------
          Total stockholders' equity........................    43,502        43,919
                                                               -------       -------
          Total liabilities and stockholders' equity........   $55,695       $54,288
                                                               =======       =======

                              COFFEE PEOPLE, INC.



                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS


                 PERIODS ENDED MARCH 7, 1998 AND MARCH 6, 1999



                                                        TWELVE WEEKS ENDED        THIRTY-SIX WEEKS ENDED
                                                     -------------------------   -------------------------
                                                      MARCH 7,      MARCH 6,      MARCH 7,      MARCH 6,
                                                        1998          1999          1998          1999
                                                     -----------   -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                              (IN THOUSANDS EXCEPT SHARE AMOUNTS)
Revenues:
  Franchise revenue................................    $ 1,589       $ 1,689       $ 4,584       $ 4,756
  Corporate store sales............................      2,759         7,566         6,891        22,429
  Wholesale revenue................................      3,047         3,484        14,020        12,944
                                                       -------       -------       -------       -------
          Total revenues...........................      7,395        12,739        25,495        40,129
Expenses:
  Cost of goods sold...............................      3,704         5,560        13,210        18,384
  Store and other operating expenses...............      1,982         5,007         5,735        15,605
  Depreciation and amortization....................        377           345         1,109         1,152
  General and administrative expenses..............        602           842         2,131         3,052
  Acquisition and integration expenses.............         --           151            --           950
                                                       -------       -------       -------       -------
          Total expenses...........................      6,665        11,905        22,185        39,143
Operating income...................................        730           834         3,310           986
                                                       -------       -------       -------       -------
Interest and other income..........................         69            36           207            92
Interest expense...................................         --           143            --           368
                                                       -------       -------       -------       -------
Income before income taxes.........................        799           727         3,517           710
Provision for income taxes.........................        343           319         1,512           310
                                                       -------       -------       -------       -------
Net income.........................................    $   456       $   408       $ 2,005       $   400
                                                       =======       =======       =======       =======
Net income per share -- basic and diluted..........    $  0.06       $  0.04       $  0.27       $  0.04
                                                       =======       =======       =======       =======
Weighted average common shares -- basic............      7,461        10,761         7,461        10,775
Weighted average common and common equivalent
  shares outstanding -- diluted....................      7,461        10,776         7,461        10,771

                              COFFEE PEOPLE, INC.



                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


                 PERIODS ENDED MARCH 7, 1998 AND MARCH 6, 1999



                                                               THIRTY-SIX WEEKS ENDED
                                                              -------------------------
                                                               MARCH 7,      MARCH 6,
                                                                 1998          1999
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................    $ 2,005       $   400
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      1,109         1,152
     Provision for uncollectible accounts...................         --           190
     Deferred income taxes..................................        880           243
     Interest income on stock subscription notes
       receivable...........................................         --           (12)
     Change in assets and liabilities, net of amounts
       acquired:
       Accounts receivable..................................        (88)          (77)
       Receivable from/due to related party.................        312          (984)
       Inventories..........................................       (503)          330
       Prepaid expenses and other assets....................        221          (214)
       Accounts payable.....................................       (247)          374
       Accrued liabilities..................................       (603)         (745)
       Accrual for store closures...........................       (264)         (189)
       Franchisee deposits..................................         76            79
       Deferred franchise fee income........................        (28)          (93)
       Deferred rent expense................................          5           (56)
                                                                -------       -------
                                                                  2,875           398
                                                                -------       -------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................     (1,400)         (752)
  Proceeds from disposal of property, plant and equipment...         98           511
  Additions to goodwill.....................................         --           (25)
                                                                -------       -------
                                                                 (1,302)         (266)
                                                                -------       -------
Cash flows from financing activities:
  Proceeds on issuance of shares............................         --            29
  Borrowings under capital lease obligation.................         --           922
  Borrowings under long-term debt...........................         --         1,412
  Payment on capital lease obligation.......................         --           (19)
  Payment on long-term debt.................................         --        (2,525)
                                                                -------       -------
                                                                     --          (181)
                                                                -------       -------
Decrease in cash and cash equivalents.......................      1,573           (49)
Cash and cash equivalents, beginning of period..............      7,281         2,822
                                                                -------       -------
Cash and cash equivalents, end of period....................      8,854         2,773
                                                                =======       =======
Supplemental cash flow information
  Interest..................................................         --           297
  Cash paid for income taxes................................         --            26

                              COFFEE PEOPLE, INC.



              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 6, 1999


                                 (IN THOUSANDS)


NOTE 1. FINANCIAL STATEMENT PRESENTATION

     The interim financial data is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading. The operating results for interim periods are not necessarily indicative of results to be expected for an entire year. The aforementioned statements should be read in conjunction with the consolidated financial statements for the fiscal year ended June 27, 1998, appearing in the Company's Annual Report on Form 10-K.

     Certain reclassifications of prior period amounts have been made to conform with the March 6, 1999 presentation.

NOTE 2. INVENTORIES

     Inventories consist of the following:


                                                JUNE 27,     MARCH 6,
                                                  1998         1999
                                                --------    -----------
                                                            (UNAUDITED)
Coffee:
  Unroasted...................................   $2,169       $1,429
  Roasted.....................................      368          289
Other merchandise held for sale...............      898          703
Supplies......................................      617        1,301
                                                 ------       ------
                                                 $4,052       $3,722
                                                 ======       ======


NOTE 3. FRANCHISING STRATEGY

     On September 1, 1998, the Company announced that it was adopting a franchising strategy in which it would offer existing Coffee People (Oregon) and Coffee Plantation stores for sale to franchisees as well as offering new franchise opportunities for these brands. As a result of the proposed and pending merger with Diedrich Coffee, Inc., the Company has deferred execution of this strategy. (See Note 5)

     As a result of the decision to hold all existing Coffee People (Oregon) and Coffee Plantation stores for sale, depreciation on these stores was suspended effective September 1, 1998. In addition, as of March 6, 1999, the Coffee People (Oregon) and Coffee Plantation store assets are stated at the lower of carrying value or fair market value less cost to sell.

NOTE 4. SALE-LEASEBACK TRANSACTION

     On November 24, 1998, the Company entered into a sale-leaseback transaction involving equipment at twelve company-operated Gloria Jean's retail stores. The $922,000 proceeds received by the Company from the lease transaction were used for general corporate purposes

                              COFFEE PEOPLE, INC.

                                 MARCH 6, 1999
                                 (IN THOUSANDS)

and working capital. The interest rate on the capital lease obligation is 10.5%. The capital lease assets are recorded in property, plant and equipment. At the end of the lease term, the Company has an option to purchase the equipment for the greater of fair market value or 10% of the lessor's original cost, or renew the lease for an additional eight months.

NOTE 5. DIEDRICH COFFEE, INC. MERGER

     On March 16, 1999, Coffee People, Inc. entered into an Agreement and Plan of Merger with Diedrich Coffee, Inc. (NASDAQ:DDRX). Pursuant to the merger agreement, Coffee People has agreed to merge with a subsidiary of Diedrich Coffee. After the merger is effective Coffee People will be a wholly owned subsidiary of Diedrich Coffee. Under the terms of the merger agreement, Coffee People shareholders will receive $17.75 million in cash, 1,500,000 shares of Diedrich Coffee common stock, and an additional $5.25 million in cash or a combination of cash and stock based on the net proceeds of a public equity offering planned by Diedrich Coffee prior to the completion of the merger. Closing of the merger is subject to a number of conditions, including completion of the public equity offering by Diedrich Coffee upon certain specified terms, receipt of regulatory approvals and approval by the shareholders of Coffee People and Diedrich Coffee. If these conditions are met, the transaction is expected to close during the summer of 1999.

                                                                      APPENDIX A


                     RESTATED AGREEMENT AND PLAN OF MERGER


                           DATED AS OF MARCH 16, 1999

                                     AMONG

                             DIEDRICH COFFEE, INC.,

                              CP ACQUISITION CORP.

                                      AND

                              COFFEE PEOPLE, INC.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
TABLE OF CONTENTS...........................................   A-2

ARTICLE I  THE MERGER.......................................   A-7
  Section 1.1.  The Merger..................................   A-7
  Section 1.2.  Effective Time..............................   A-7
  Section 1.3.  Closing of the Merger.......................   A-7
  Section 1.4.  Effects of the Merger.......................   A-7
  Section 1.5.  Certificate of Incorporation and Bylaws.....   A-7
  Section 1.6.  Directors...................................   A-8
  Section 1.7.  Officers....................................   A-8
  Section 1.8.  Conversion of Shares........................   A-8
  Section 1.9.  Payment for Shares and Exchange of
     Certificates...........................................   A-9
  Section 1.10. Stock Options and Stock Purchase Plans......  A-11

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF COMPANY.......  A-11
  Section 2.1.  Organization and Qualification;
     Subsidiaries...........................................  A-11
  Section 2.2.  Capitalization of Company and its
     Subsidiaries...........................................  A-12
  Section 2.3.  Authority Relative to this Agreement;
     Recommendation.........................................  A-12
  Section 2.4.  SEC Reports; Financial Statements...........  A-13
  Section 2.5.  Information Supplied........................  A-13
  Section 2.6.  Consents and Approvals; No Violations.......  A-14
  Section 2.7.  No Default..................................  A-14
  Section 2.8.  No Undisclosed Liabilities; Absence of
     Changes................................................  A-14
  Section 2.9.  Litigation..................................  A-15
  Section 2.10. Compliance with Applicable Law..............  A-15
  Section 2.11. Employee Benefit Plans; Labor Matters.......  A-15
  Section 2.12. Environmental Laws and Regulations..........  A-17
  Section 2.13. Taxes.......................................  A-17
  Section 2.14. Intellectual Property; Software.............  A-18
  Section 2.15. Franchise and Area Development Agreements...  A-18
  Section 2.16. Franchise Law Compliance....................  A-20
  Section 2.17. Amendment to Offering Circular..............  A-21
  Section 2.18. Certain Business Practices..................  A-21
  Section 2.19. Vote Required...............................  A-21
  Section 2.20. Affiliates..................................  A-21
  Section 2.21. Opinion of Financial Adviser................  A-21
  Section 2.22. Brokers.....................................  A-21
  Section 2.23. Year 2000...................................  A-21
  Section 2.24. Material Contracts..........................  A-22
  Section 2.25. Real Property...............................  A-22
  Section 2.26. Insurance...................................  A-23
  Section 2.27. Transactions With Affiliates................  A-23

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF PARENT AND
             NEWCO..........................................  A-24
  Section 3.1.  Organization................................  A-24
  Section 3.2.  Capitalization of Parent and its
     Subsidiaries...........................................  A-24
  Section 3.3.  Authority Relative to this Agreement........  A-25

                                                              PAGE
                                                              ----
  Section 3.4.  SEC Reports; Financial Statements...........  A-25
  Section 3.5.  Information Supplied........................  A-26
  Section 3.6.  Consents and Approvals; No Violations.......  A-26
  Section 3.7.  No Default..................................  A-26
  Section 3.8.  No Undisclosed Liabilities; Absence of
     Changes................................................  A-26
  Section 3.9.  Litigation..................................  A-27
  Section 3.10. Compliance with Applicable Law..............  A-27
  Section 3.11. Employee Benefit Plans; Labor Matters.......  A-27
  Section 3.12. Environmental Laws and Regulations..........  A-28
  Section 3.13. Tax Matters.................................  A-28
  Section 3.14. Opinion of Financial Adviser................  A-28
  Section 3.15. Evidence of Financing.......................  A-28
  Section 3.16. Brokers.....................................  A-28
  Section 3.17. No Prior Activities.........................  A-28
  Section 3.18. Year 2000...................................  A-28
  Section 3.19. Intellectual Property; Software.............  A-29
  Section 3.20. Franchise and Area Development Agreements...  A-29
  Section 3.21. Franchise Law Compliance....................  A-30
  Section 3.22. Certain Business Practices..................  A-31
  Section 3.23. Vote Required...............................  A-31
  Section 3.24. Transactions With Affiliates................  A-31
  Section 3.25. Real Property...............................  A-31
  Section 3.26. Insurance...................................  A-31

ARTICLE IV  COVENANTS.......................................  A-31
  Section 4.1.  Conduct of Business of Company..............  A-31
  Section 4.2.  Conduct of Business of Parent...............  A-33
  Section 4.3.  Preparation of Form S-4 and the Proxy
     Statement..............................................  A-34
  Section 4.4.  Preparation of Form S-1; Public Offering....  A-34
  Section 4.5.  Other Potential Acquirers...................  A-34
  Section 4.6.  Comfort Letters.............................  A-36
  Section 4.7.  Meetings of Stockholders....................  A-36
  Section 4.8.  NASDAQ Listing..............................  A-36
  Section 4.9.  Access to Information; Confidentiality......  A-36
  Section 4.10. Additional Agreements; Reasonable Efforts...  A-37
  Section 4.11. Public Announcements........................  A-37
  Section 4.12. Notification of Certain Matters.............  A-38
  Section 4.13. Affiliates..................................  A-38
  Section 4.14. Lock-Up Letter Agreement....................  A-38
  Section 4.15. Additions to and Modification of the Company
  Disclosure
                 Schedule...................................  A-38

ARTICLE V  CONDITIONS TO CONSUMMATION OF THE MERGER.........  A-39
  Section 5.1.  Conditions to Each Party's Obligations to
     Effect the Merger......................................  A-39
  Section 5.2.  Conditions to the Obligations of Company....  A-39
  Section 5.3.  Conditions to the Obligations of Parent and
     Newco..................................................  A-40

ARTICLE VI  TERMINATION; AMENDMENT; WAIVER..................  A-41
  Section 6.1.  Termination.................................  A-41
  Section 6.2.  Effect of Termination.......................  A-42

                                                              PAGE
                                                              ----
  Section 6.3.  Fees and Expenses...........................  A-43
  Section 6.4.  Amendment...................................  A-43
  Section 6.5.  Extension; Waiver...........................  A-43

ARTICLE VII  MISCELLANEOUS..................................  A-43
  Section 7.1.  Survival of Representations and
     Warranties.............................................  A-43
  Section 7.2.  Entire Agreement; Assignment................  A-43
  Section 7.3.  Validity....................................  A-44
  Section 7.4.  Notices.....................................  A-44
  Section 7.5.  Governing Law...............................  A-44
  Section 7.6.  Descriptive Headings........................  A-44
  Section 7.7.  Parties in Interest.........................  A-44
  Section 7.8.  Certain Definitions.........................  A-44
  Section 7.9.  Personal Liability..........................  A-45
  Section 7.10. Specific Performance........................  A-45
  Section 7.11. Each Party to Bear Own Expenses.............  A-45
  Section 7.12. Counterparts................................  A-45

                             TABLE OF DEFINED TERMS

                                                             CROSS REFERENCE
                      TERM                                    IN AGREEMENT              PAGE
                      ----                                   ---------------            ----
affiliate........................................ Section 7.8(a)....................... A-45
Agreement........................................ Preamble.............................  A-7
business day..................................... Section 7.8(b)....................... A-45
capital stock.................................... Section 7.8(c)....................... A-46
Certificate of Merger............................ Section 1.2..........................  A-7
Certificates..................................... Section 1.9(b).......................  A-9
Closing Date..................................... Section 1.3..........................  A-7
Closing.......................................... Section 1.3..........................  A-7
Code............................................. Section 2.11(a)...................... A-16
Company Affiliates............................... Section 2.20......................... A-21
Company Board.................................... Section 2.3(a)....................... A-13
Company Disclosure Schedule...................... Section 2.1(a)....................... A-11
Company Financial Adviser........................ Section 2.21......................... A-21
Company Intellectual Property Rights............. Section 2.14(a)...................... A-18
Company Permits.................................. Section 2.10......................... A-15
Company Plans.................................... Section 1.10(a)...................... A-11
Company.......................................... Preamble.............................  A-7
Company SEC Reports.............................. Section 2.4(a)....................... A-13
Company Securities............................... Section 2.2(a)....................... A-12
Company Stock Options and Purchase Rights........ Section 1.10(a)...................... A-11
Confidential Material............................ Section 4.9(c)....................... A-38
DGCL............................................. Section 1.1..........................  A-7
Effective Time................................... Section 1.2..........................  A-7
Employee Plans................................... Section 2.11(a)...................... A-16
Environmental Claim.............................. Section 2.12(a)...................... A-17
Environmental Laws............................... Section 2.12(a)...................... A-17
ERISA Affiliate.................................. Section 2.11(a)...................... A-16
ERISA............................................ Section 2.11(a)...................... A-16
Exchange Act..................................... Section 2.2(c)....................... A-13
Exchange Agent................................... Section 1.9(a).......................  A-9
Fee Real Property................................ Section 2.25......................... A-22
Form S-1......................................... Section 2.5.......................... A-14
Form S-4......................................... Section 2.5.......................... A-13
Franchise Agreements............................. Section 2.15(a)...................... A-18
Franchise Laws................................... Section 2.16(a)...................... A-20
FTC.............................................. Section 2.16(a)...................... A-20
Governmental Entity.............................. Section 2.6.......................... A-14
HSR Act.......................................... Section 2.6.......................... A-14
IRS.............................................. Section 2.11(a)...................... A-16
knowledge or known............................... Section 7.8(d)....................... A-46
Leases........................................... Section 2.25......................... A-22
Lien............................................. Section 2.2(b)....................... A-12
Material Adverse Effect on Company............... Section 2.1(b)....................... A-12
Material Adverse Effect on Parent................ Section 3.1(b)....................... A-24
Merger........................................... Section 1.1..........................  A-7
Net Offering Proceeds............................ Section 4.4.......................... A-35

                                                             CROSS REFERENCE
                      TERM                                    IN AGREEMENT              PAGE
                      ----                                   ---------------            ----
Newco............................................ Preamble.............................  A-7
Notice of Superior Proposal...................... Section 4.5(b)....................... A-36
OBCA............................................. Section 1.1..........................  A-7
Offering Circulars............................... Section 2.16(g)...................... A-21
Offering Shares.................................. Section 1.8(b).......................  A-8
Parent Benefit Plans............................. Section 3.11......................... A-28
Parent Common Stock.............................. Section 1.8(a)(ii)...................  A-8
Parent Financial Adviser......................... Section 3.14......................... A-29
Parent Franchise Agreements...................... Section 3.20(a)...................... A-30
Parent Intellectual Property Rights.............. Section 3.19(a)...................... A-29
Parent Offering Circulars........................ Section 3.21(g)...................... A-31
Parent Permits................................... Section 3.10......................... A-27
Parent........................................... Preamble.............................  A-7
Parent SEC Reports............................... Section 3.4(a)....................... A-25
Parent Securities................................ Section 3.2(a)....................... A-25
Payment Fund..................................... Section 1.9(a).......................  A-9
Per Share Offering Price......................... Section 4.4.......................... A-35
Permitted Liens.................................. Section 2.25......................... A-23
person........................................... Section 7.8(e)....................... A-46
Proxy Statement.................................. Section 2.5.......................... A-13
Public Offering.................................. Section 4.4.......................... A-35
Real Property.................................... Section 2.25......................... A-22
SEC.............................................. Section 2.4(a)....................... A-13
Second Cup....................................... Section 2.5.......................... A-14
Securities Act................................... Section 2.4(a)....................... A-13
Shares........................................... Section 1.8(a).......................  A-8
Sublease......................................... Section 2.15(l)...................... A-19
subsidiary or subsidiaries....................... Section 7.8(f)....................... A-46
Subtenant........................................ Section 2.15(l)...................... A-19
Superior Proposal................................ Section 4.5(c)....................... A-36
Surviving Corporation............................ Section 1.1..........................  A-7
Tax or Taxes..................................... Section 2.13(a)(i)................... A-17
Tax Return....................................... Section 2.13(a)(ii).................. A-17
Third Party Acquisition.......................... Section 4.5(c)....................... A-36
Third Party...................................... Section 4.5(c)....................... A-36

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") dated as of March 16, 1999 is by and among Diedrich Coffee, Inc., a Delaware corporation ("PARENT"), CP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("NEWCO") and Coffee People, Inc., an Oregon corporation ("COMPANY").

     WHEREAS, the Boards of Directors of Parent, Newco and Company have each (i) determined that the Merger (defined in Section 1.1) is fair and in the best interests of their respective stockholders and (ii) approved the Merger in accordance with this Agreement;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and intending to be legally bound Parent, Newco and Company hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1. The Merger. At the Effective Time (defined in Section 1.2) and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL") and the Oregon Business Corporation Act (the "OBCA"), Newco shall be merged with and into Company (the "MERGER"). Following the Merger, Company shall continue as the surviving corporation (the "SURVIVING CORPORATION") and the separate corporate existence of Newco shall cease.

     SECTION 1.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, the Certificate of Merger (the "CERTIFICATE OF MERGER") shall be duly executed and acknowledged by Newco and Company and thereafter delivered to the Secretaries of State of the States of Delaware and Oregon for filing pursuant to the DGCL and the OBCA, respectively, on the Closing Date (defined in Section 1.3). The Merger shall become effective at such time as a properly executed and certified copy of the Certificate of Merger is duly filed with the Secretaries of State of the States of Delaware and Oregon in accordance with the DGCL and the OBCA, respectively, or such later time upon which Parent and Company may agree and set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the "EFFECTIVE TIME").

     SECTION 1.3. Closing of the Merger. The closing of the Merger (the "CLOSING") will take place at a time and on a date (the "CLOSING DATE") to be specified by the parties, which shall be no later than the third (3rd) business day after satisfaction of the latest to occur of the conditions set forth in
Article V, at the offices of Gibson, Dunn & Crutcher LLP, 4 Park Plaza, Irvine, California 92614, unless another time, date or place is agreed to in writing by the parties hereto.

     SECTION 1.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL and the OBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of Company and Newco shall vest in the Surviving Corporation and all debts, liabilities and duties of Company and Newco shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.5. Certificate of Incorporation and Bylaws. The Certificate of Incorporation of Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The bylaws of Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 1.6. Directors. The directors of Newco at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

     SECTION 1.7. Officers. The officers of Company at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

     SECTION 1.8. Conversion of Shares.

     (a) At the Effective Time, each share of common stock, no par value per share, of Company (individually a "SHARE" and collectively the "SHARES") issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in Company's treasury or by any of Company's subsidiaries and (ii) Shares held by Parent, Newco or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Newco, Company or the holder thereof, be converted into the "MERGER CONSIDERATION" as follows:

        (i) the right to receive an amount in cash equal to the sum of (x) the quotient of ten million seven hundred fifty thousand dollars ($10,750,000) divided by the number of Shares outstanding immediately before the Effective Time plus (y) the quotient of (1) the lesser of the Net Offering Proceeds (as defined in Section 4.4) or $12,250,000, divided by (2) the number of Shares outstanding immediately before the Effective Time; and

        (ii) the right to receive the number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent ("PARENT COMMON STOCK") equal to the sum of (x) the quotient of one million five hundred thousand (1,500,000) divided by the number of Shares outstanding immediately before the Effective Time plus (y) the Offering Shares (defined below).

     Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     (b) The "OFFERING SHARES" shall be that number of shares of Parent Common Stock equal to the quotient of (i) the quotient of (x) the difference of twelve million two hundred fifty thousand (12,250,000) minus the Net Offering Proceeds divided by (y) the Per Share Offering Price (defined in Section 4.4), divided by
(ii) the number of Shares outstanding immediately before the Effective Time.

     (c) At the Effective Time, each outstanding share of Newco's common stock, par value $0.01 per share, shall be converted into one share of the Surviving Corporation's common stock, no par value per share.

     (d) At the Effective Time, each Share held in the treasury of Company and each Share held by Parent, Newco or any subsidiary of Parent, Newco or Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Newco, Company or the holder thereof, be canceled, retired and cease to exist and no shares of Parent Common Stock shall be delivered with respect thereto.

     SECTION 1.9. Payment for Shares and Exchange of Certificates.

     (a) EXCHANGE AGENT. From time to time following the Effective Time, as required by subsections (b) and (c) below, Parent shall cause to be deposited in trust with ChaseMellon, or such other agent or agents as may be appointed by Parent (the "EXCHANGE AGENT") the aggregate cash portion of the Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to the provisions of Section 1.8 (the "PAYMENT FUND").

     Parent shall cause the Exchange Agent to make the payments provided for in
Section 1.8 out of the Payment Fund. The Exchange Agent shall invest undistributed portions of the Payment Fund as Parent directs in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest investment grade rating from both Moody's Investor Services, Inc. and Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion (collectively, "PERMITTED INVESTMENTS"); provided, however, that the maturities of Permitted Investments shall be such as to permit the Exchange Agent to make prompt payment to former holders of Shares entitled thereto as contemplated by the provisions of this Article I. Parent shall cause the Payment Fund to be promptly replenished to the extent of any losses incurred as a result of Permitted Investments. All net earnings of Permitted Investments shall be paid to Parent as and when requested by Parent. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of Shares shall be entitled under the provisions of this Article I, Parent shall in any event be liable for payment thereof.

     The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement. If any Merger Consideration deposited with the Exchange Agent for purposes of paying for the Shares pursuant to the provisions of this Article I remains unclaimed following the expiration of one year after the Effective Time, such Merger Consideration (together with accrued interest) shall be delivered to Parent by the Exchange Agent, and thereafter, holders of certificates that immediately prior to the Effective Time represented Shares shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar laws) as general creditors thereof.

     (b) EXCHANGE. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the "CERTIFICATES") whose shares were converted into the right to receive the Merger Consideration pursuant to the provisions of
Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment.

     Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a check representing that amount in cash as determined pursuant to the provisions of
Section 1.8 and (ii) a certificate representing that number of whole shares of Parent Common Stock as determined pursuant to the provisions of Section 1.8 and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.9(e), and the Certificate so surrendered shall forthwith be canceled.

     No interest will be paid or accrued on the cash payable under the surrender of the Certificates. If the payment is to be made to a person other than the person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (a) the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and (b) the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 1.9, each Certificate shall represent for all purposes whatsoever only the right to receive the Merger Consideration applicable thereto, without any interest thereon.

     (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate for Shares with respect to the Parent Common Stock represented thereby and no cash payment in lieu of fractional Shares shall be paid to any such holder pursuant to the provisions of Section 1.9(e) until the surrender of such Certificate in accordance with the provisions of this Section 1.9. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in connection therewith, without interest, at the time of such surrender or as promptly thereafter as practicable, the amount of any cash payable in lieu of a fractional Share to which such holder is entitled pursuant to the provisions of Section 1.9(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Stock, and at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time but before such surrender and a payment date after such surrender payable with respect to such whole Parent Common Stock.

     (d) NO FURTHER OWNERSHIP RIGHTS IN SHARES EXCHANGED. All cash paid and Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the provisions of this Article I shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Shares.

     (e) NO FRACTIONAL SHARES. No certificates or scrip representing fractional Parent Common Stock shall be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent after the Merger. Notwithstanding any other provision of this Agreement, each record holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by the Per Share Offering Price. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

     (f) NO TRANSFERS. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for any reason, they shall be canceled and exchanged as provided in this Article I, except as otherwise provided by law.

     (g) NO LIABILITY. None of Parent, Newco, Company or the Exchange Agent shall be liable to any person in respect of any Merger Consideration (or dividends or distributions with respect thereto) from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate pursuant to the provisions of this Article I would otherwise escheat to or become the property of any Governmental Entity (defined in Section 2.6)), any such Merger Consideration shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

     (h) LOST CERTIFICATE. In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration and cash in lieu of fractional shares, if any, as may be required pursuant to the provisions of this Article I; provided, however, that Parent or its Exchange Agent may, in its discretion, require the delivery of a suitable bond or indemnity.

     SECTION 1.10. Stock Options and Stock Purchase Plans.

     (a) Company shall waive or accelerate prior to the Effective Time any vesting provisions on all outstanding options or other rights to purchase Shares as set forth in Section 2.11(a) of the Company Disclosure Schedule ("COMPANY STOCK OPTIONS AND PURCHASE RIGHTS" or individually, a "COMPANY STOCK OPTION OR PURCHASE RIGHT") issued pursuant to the provisions of any Company stock or option plan pursuant to which Company Stock Options and Purchase Rights are issued (each of which are set forth in Section 2.11(a) of the Company Disclosure Schedule). All plans or agreements described above pursuant to which any Company Stock Option or Purchase Right has been issued or may be issued are referred to collectively as the "COMPANY PLANS." Company shall take all action necessary to provide for an exercise period after the date hereof with respect to all outstanding Company Stock Options and Purchase Rights and shall terminate prior to the Effective Time any such period during which holders of Company Stock Options and Purchase Rights have the right to exercise their Company Stock Options and Purchase Rights. Thereafter, Company shall take all action necessary to terminate all unexercised Company Stock Options and Purchase Rights as well as all Company Plans prior to the Effective Time.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company hereby represents and warrants to each of Parent and Newco, as follows:

     SECTION 2.1. Organization and Qualification; Subsidiaries.

     (a) Section 2.1 of the Disclosure Schedule delivered by Company to Parent in accordance with Section 4.15 (the "COMPANY DISCLOSURE SCHEDULE") identifies each subsidiary of Company as of the date hereof and its respective jurisdiction of incorporation or organization, as the case may be. Each of Company and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Company has heretofore delivered to Newco or Parent accurate and complete copies of the Charter and bylaws (or similar governing documents), as currently in effect, of Company and its subsidiaries.

     (b) Except as set forth in Section 2.1 of the Company Disclosure Schedule, each of Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Company (as defined below). When used in connection with Company or its subsidiaries, the term "MATERIAL ADVERSE EFFECT ON COMPANY" means any change or effect (i) that is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of Company and its subsidiaries, taken as whole, or (ii) that materially impairs the ability of Company to consummate the transactions contemplated hereby.

     SECTION 2.2. Capitalization of Company and its Subsidiaries.

     (a) The authorized capital stock of Company consists of 50,000,000 Shares, of which, as of March 16, 1999, 10,762,757 Shares were issued and outstanding and 10,000,000 shares of preferred stock, no par value per share, no shares of which are outstanding. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of March 16, 1999, 1,002,016 Shares were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options and Purchase Rights issued pursuant to the Company Plans.

     Except as set forth above or in Section 2.2(a) of the Company Disclosure Schedule, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of Company, (ii) no securities of Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Company, (iii) no options or other rights to acquire from Company or its subsidiaries, and, except as described in Company SEC Reports (defined in Section 2.4), no obligations of Company or its subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Company, and (iv) no equity equivalent interests in the ownership or earnings of Company or its subsidiaries or other similar rights (collectively "COMPANY SECURITIES"). As of the date hereof, there are no outstanding obligations of Company or its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Company.

     (b) Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, all of the outstanding capital stock of Company's subsidiaries is owned by Company, directly or indirectly, free and clear of any Lien (defined below) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, there are no securities of Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Company or its subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for, the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in or any other securities of any subsidiary of Company. There are no outstanding contractual obligations of Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Company. For purposes of this Agreement, "LIEN" means, with respect to any asset, any security, mortgage, lien, pledge, charge, security interest, conditional sale agreements, title retention agreements, claims, charges, easements, licenses, rights-of-way, covenants, conditions, restrictions, options, adverse or equitable claims, or encumbrance of any kind in respect of such asset.

     (c) The Shares constitute the only class of equity securities of Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

     SECTION 2.3. Authority Relative to this Agreement; Recommendation.

     (a) Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Company (the "COMPANY

BOARD") and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby except the approval and adoption of this Agreement by the holders of a majority of the outstanding Shares. This Agreement has been duly and validly executed and delivered by Company and constitutes a valid, legal and binding agreement of Company enforceable against Company in accordance with its terms.

     (b) The Company Board has unanimously resolved to recommend that the stockholders of Company approve and adopt this Agreement and vote in favor of the Merger.

     SECTION 2.4. SEC Reports; Financial Statements.

     (a) Company has filed all required forms, reports and documents (collectively, "COMPANY SEC REPORTS") with the Securities and Exchange Commission (the "SEC") since May 19, 1998, and, to Company's knowledge, for the period between January 1, 1997 and May 19, 1998, each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained (or, in the case of such Company SEC Reports for the period between January 1, 1997 and May 19, 1998, to Company's knowledge contained) when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The audited consolidated financial statements of Company included in Company SEC Reports fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

     (b) Company has heretofore made available or promptly will make available to Parent a complete and correct copy of any amendments or modifications that are required to be filed with the SEC, but have not yet been filed with the SEC, to agreements, documents or other instruments that previously had been filed by Company with the SEC pursuant to the Exchange Act.

     SECTION 2.5. Information Supplied. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (a) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "FORM S-4") will, at the time the Form S-4 is filed with the SEC and at the time the Form S-4, as amended or supplemented, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (b) the proxy statement relating to the meetings of Company and Parent stockholders to be held in connection with the Merger (the "PROXY STATEMENT") will, at the date mailed to stockholders of Company and Parent, and at the time of the meeting of stockholders of Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading and (c) the Registration Statement on Form S-1 (the "FORM S-1") to be filed with the SEC by Parent with respect to the Public Offering (as defined in Section 4.4) will, at the time the Form S-1 is filed with the SEC and at the time the Form S-1, as amended or supplemented, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading based upon information furnished by or on behalf of Company and Company's majority stockholder, The Second Cup Ltd., a corporation organized under the laws of Ontario, Canada ("SECOND CUP"). The Proxy Statement, insofar as it relates to the meeting of Company's stockholders to vote on the Merger will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, and the Form S-4 and the Form S-1 (to the extent that the Form S-1 contains information furnished by or on behalf of Company and Second Cup) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     SECTION 2.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and the filing and recordation of the Certificate of Merger as required by the DGCL and the OBCA, no filing with or notice to, and no permit, authorization, consent or approval of, any United States or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (each a "GOVERNMENTAL ENTITY") is necessary for the execution and delivery of this Agreement by Company or the consummation of the transactions contemplated hereby by Company, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on Company.

     Neither the execution, delivery and performance of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, will (a) conflict with or result in any breach of any provision of the respective Charter or bylaws (or similar governing documents) of Company or its subsidiaries; (b) except as set forth in Section 2.6 of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound; or (c) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Company or any of its subsidiaries or any of their respective properties or assets except, in the case of (b) or (c), for violations, breaches or defaults which would not have a Material Adverse Effect on Company.

     SECTION 2.7. No Default. Except as set forth in Section 2.7 of the Company Disclosure Schedule, none of Company or any of its subsidiaries is in breach, default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a breach, default or violation) of any term, condition or provision of (a) its Charter or bylaws (or similar governing documents), (b) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Company or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (c) any order, writ, injunction, decree, law, statute, rule or regulation applicable to Company or any of its subsidiaries or any of their respective properties or assets except, in the case of (b) or (c), for violations, breaches or defaults that would not have a Material Adverse Effect on Company.

     SECTION 2.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Company in Company SEC Reports or in Section
2.8 of the Company Disclosure Schedule, none of Company or its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Company (including the notes thereto), other than liabilities incurred in the ordinary course of business since December 12, 1998, none of which, individually or in the aggregate, would have a Material Adverse Effect on Company.

     Except as publicly disclosed by Company in Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, since December 12, 1998, (a) Company and its subsidiaries have conducted their respective businesses and operations in the ordinary course of business consistent with past practice, and (b) there has not occurred (i) any events, changes, or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Company and its subsidiaries; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of Company or of any of its subsidiaries, other than dividends paid by wholly-owned subsidiaries; or (iii) any material change by Company or any of its subsidiaries in accounting principles or methods, except insofar as may be required by a change in generally accepted accounting principles.

     SECTION 2.9. Litigation. Except as set forth in Section 2.9 of the Company Disclosure Schedule or as publicly disclosed by Company in Company SEC Reports, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Company, threatened against Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Company or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by Company in Company SEC Reports, none of Company or its subsidiaries is subject to any outstanding order, writ, injunction or decree that, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on Company or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

     SECTION 2.10. Compliance with Applicable Law. Except as publicly disclosed by Company in Company SEC Reports, Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "COMPANY PERMITS") except for failures to hold such permits, licenses, variances, exemptions, orders and approvals that would not have a Material Adverse Effect on Company. Except as publicly disclosed by Company in Company SEC Reports, Company and its subsidiaries are in compliance with the terms of Company Permits, except where the failure to comply would not have a Material Adverse Effect on Company. Except as publicly disclosed by Company in Company SEC Reports, the businesses of Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except (a) that no representation or warranty is made in this Section 2.10 with respect to Environmental Laws (defined in Section 2.12 below) and (b) for violations of any laws, ordinances or regulations that do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on Company Except as publicly disclosed by Company in Company SEC Reports or in Section 2.13 of the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to Company or its subsidiaries is pending or, to the knowledge of Company, threatened nor, to the knowledge of Company, has any Governmental Entity indicated an intention to conduct the same, other than such investigations or reviews as would not, individually or in the aggregate, have a Material Adverse Effect on Company.

     SECTION 2.11. Employee Benefit Plans; Labor Matters.

     (a) Section 2.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, option, stock purchase, incentive, deferred compensation,

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supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements written or otherwise maintained or contributed to for the benefit of or relating to any employee of Company, any trade or business (whether or not incorporated) that is a member of a controlled group including Company or that is under common control with Company within the meaning of Section 414 of the Code (an "ERISA AFFILIATE"), as well as each plan with respect to which Company or an ERISA Affiliate could incur liability under
Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (collectively, the "EMPLOYEE PLANS"), excluding former agreements under which Company has no remaining obligations and any of the foregoing that are required to be maintained by Company under the laws of any foreign jurisdiction. Additionally, Schedule 2.11(a) of the Company Disclosure Schedule lists all Company Stock Options and Purchase Rights issued and outstanding under any Company Plan, including the exercise price, vesting schedule and expiration date of such Company Stock Options and Purchase Rights. Company has made available to Parent a copy of (i) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the "IRS") for each disclosed Employee Plan where such report is required and (ii) the documents and instruments governing each such Employee Plan (other than those referred to in Section 4(b)(4) of ERISA). No event has occurred and, to the knowledge of Company, there currently exists no condition or set of circumstances in connection with which Company or any of its subsidiaries could be subject to, any liability under the terms of any Employee Plans, ERISA, the Internal Revenue Code of 1986, as amended (the "CODE"), or any other applicable law, including, without limitation, any liability under Title IV of ERISA, which would have a Material Adverse Effect on Company.

     (b) Section 2.11(b) of the Company Disclosure Schedule sets forth a list of
(i) all employment agreements with officers of Company; (ii) all agreements with consultants who are individuals obligating Company to make any remaining annual cash payments in an amount exceeding $50,000; (iii) all severance agreements, programs and policies of Company with or relating to its employees, except programs and policies required to be maintained by law; and (iv) all plans, programs, agreements and other arrangements of Company with or relating to its employees that contain change-in-control provisions. Company has made available to Parent copies (or descriptions in detail reasonably satisfactory to Parent) of all such agreements, plans, programs and other arrangements.

     (c) Except as set forth in Section 2.11(c) of the Company Disclosure Schedule, there will be no payment, accrual of additional benefits, acceleration of payments or vesting in any benefit under any Employee Plan or any agreement or arrangement disclosed under this Section 2.11 solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

     (d) No Employee Plan that is a welfare benefit plan, within the meaning of
Section 3(1) of ERISA, provides benefits to former employees of Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code.

     (e) Except as set forth in Section 2.11(e) of the Company Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of Company, threatened between Company or any of its subsidiaries and any of their respective employees that have, or may reasonably be expected to have, a Material Adverse Effect on Company and (ii) neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company or its subsidiaries, nor does Company know of any activities or proceedings of any labor union to organize any such employees. Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof by or with respect to any employees of Company or any of its subsidiaries.

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     SECTION 2.12. Environmental Laws and Regulations.

     (a) Except as publicly disclosed by Company in Company SEC Reports, (i) each of Company and its subsidiaries is in material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "ENVIRONMENTAL LAWS"), except for non-compliance that would not have a Material Adverse Effect on Company, which compliance includes, but is not limited to, the possession by Company and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof; (ii) none of Company or its subsidiaries has received written notice of or, to the knowledge of Company, is the subject of any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "ENVIRONMENTAL CLAIM") that could reasonably be expected to have a Material Adverse Effect on Company; and (iii) to the knowledge of Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     (b) Except as publicly disclosed by Company in Company SEC Reports and as set forth in Section 2.12 of the Company Disclosure Schedule, there are no Environmental Claims that could reasonably be expected to have a Material Adverse Effect on Company that are pending or, to the knowledge of Company, threatened against Company or its subsidiaries or, to the knowledge of Company, against any person or entity whose liability for any Environmental Claim Company or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

     SECTION 2.13. Taxes.

     (a) For purposes of this Agreement:

        (i) the term "TAX" (including "TAXES") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A), whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

        (ii) the term "TAX RETURN" means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

     (b) Except as set forth in Section 2.13 of the Company Disclosure Schedule:
(i) Company and its subsidiaries have accurately prepared and timely filed (except where extensions of time to file have been obtained) all Tax Returns they are required to have filed and (ii) such Tax Returns are accurate and correct in all material respects and do not contain a disclosure statement under
Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

     (c) Except as set forth in Section 2.13 of the Company Disclosure Schedule, Company and its subsidiaries have paid or adequately provided for all Taxes (whether or not shown on any Tax Return) they are required to have paid or to pay.

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     (d) Except as set forth in Section 2.13 of the Company Disclosure Schedule, no material claim for assessment or collection of Taxes is presently being asserted against Company or its subsidiaries, and neither Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority, nor does Company have knowledge of any such threatened action, proceeding or investigation.

     (e) Except as set forth in Section 2.13 of the Company Disclosure Schedule, neither Company nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

     (f) Neither Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change-of-control of Company or any of its subsidiaries, in the payment of any "excess parachute payments" within the meaning of Section 28OG of the Code.

     SECTION 2.14. Intellectual Property; Software.

     (a) Except as set forth in Section 2.14 of the Company Disclosure Schedule, each of Company and its subsidiaries owns or possesses adequate licenses or other valid rights to use all existing United States and foreign patents, trademarks, trade names, service marks, copyrights, trade secrets and applications therefor ("COMPANY INTELLECTUAL PROPERTY RIGHTS"), except where the failure to own or possess valid rights to use Company Intellectual Property Rights would not have a Material Adverse Effect on Company.

     (b) Except as set forth in Section 2.9 of the Company Disclosure Schedule and to the extent that the occurrence of any of the following events would not reasonably be expected to have a Material Adverse Effect on Company:

        (i) the validity of Company Intellectual Property Rights and the title thereto of Company or any subsidiary, as the case may be, is not being questioned in any litigation to which Company or any subsidiary is a party, and

        (ii) the conduct of the business of Company and its subsidiaries as now conducted does not, to the knowledge of Company, infringe any valid patents, trademarks, trade names, service marks, or copyrights of others. The consummation of the transactions completed hereby will not result in the loss or impairment of any Company Intellectual Property Rights.

     SECTION 2.15. Franchise Area and Development Agreements.

     (a) Section 2.15(a) of the Company Disclosure Schedule lists all franchise agreements, and all area development agreements (the "FRANCHISE AGREEMENTS") that are currently valid and enforceable, by name of franchisee, date of agreement, expiration date, location of store in the case of the franchise agreements, and exclusive territory or development area, and no other current contracts, agreements or understandings, whether written, or to the knowledge of Company, oral, exist between Company or any affiliate and any third party granting the right, or any option or right of first refusal, to conduct business under the name "Gloria Jeans, Coffee Plantation or Coffee People," or any related marks.

     (b) The Franchise Agreements represent the material terms and provisions of all currently valid and enforceable Franchise Agreements with franchisees, and no written or, to the knowledge of Company, oral modifications of or supplements to those written agreements have been entered into.

     (c) Except as set forth in Section 2.15(c) of the Company Disclosure Schedule, each of the Franchise Agreements is in full force and effect and is enforceable in accordance with its terms and provisions in all material respects, and no notices of default or demands for early

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termination have been delivered thereunder by or on behalf of Company and no such notices of default or demands for early termination have been received from any of the franchisees.

     (d) Except as set forth in Section 2.15(d) of the Company Disclosure Schedule, there are no breaches by any franchisee of any of the Franchise Agreements, which breaches remain uncured and which breaches, in the aggregate, would result in a Material Adverse Effect on Company.

     (e) Each franchisee is current (no later than 30 days) in his financial obligations to Company and each affiliate, including without limitation payments due for royalties and product purchases, except as set forth in Section 2.15(e) of the Company Disclosure Schedule, which identifies all accounts receivable from franchisees as of December 12, 1998.

     (f) There are no breaches by Company or any affiliate of any of the Franchise Agreements, which breaches remain uncured and which breaches, in the aggregate, would not result in a Material Adverse Effect on Company.

     (g) Except as set forth in Section 2.15(g) of the Company Disclosure Schedule or otherwise disclosed in writing to Parent, there are no unresolved assertions or claims, whether in writing or, to the knowledge of Company, oral, by any franchisee of material breaches of any of the Franchise Agreements by Company or any affiliate which remain uncured.

     (h) Except as set forth in Section 2.15(h) of the Company Disclosure Schedule or otherwise disclosed in writing to Parent and to the extent that, in the aggregate, it would not result in a Material Adverse Effect on Company, there is no basis for any demand by any franchisee for rescission of any Franchise Agreement, no franchisee is entitled to any material credit, set off or reduction in any payment required to be made pursuant to the terms of any Franchise Agreement, or in any other payment(s) owed to Company, no event has occurred which would give any franchisee a material defense to its obligation to pay fees, or to perform its other obligations under its Franchise Agreement, and no franchisee has any material claims, counterclaims or offsets against Company.

     (i) The Merger is not an event requiring the prior consent of or, except to the extent it has been provided, notice to any franchisee, or granting any franchisee the right to terminate any Franchise Agreement.

     (j) Except as set forth in Section 2.15(j) of the Company Disclosure Schedule, there are no contractual limitations or prohibitions upon Company or any affiliate from operating "Gloria Jeans, Coffee Plantation or Coffee People" stores or selling franchises to do so in any geographic area or location except as expressly set forth in the identified Franchise Agreements or in the Leases.

     (k) Except as set forth in Section 2.15(k) of the Company Disclosure Schedule, the franchised stores which are the subject to each of the Franchise Agreements are presently open to the public and operating, except where the failure to be open to the public and operating would not, in the aggregate, result in a Material Adverse Effect on Company.

     (l) Except as set forth in Section 2.15(l) of the Company Disclosure
Schedule:

        Company has sublet each Lease pursuant to a duly executed written sublease ("SUBLEASE") to a franchisee ("SUBTENANT"). Each such Sublease is in full force and effect and, except in the event that, in the aggregate, it would not result in a Material Adverse Effect on Company, Subtenant is currently (i) in possession of the premises which is the subject of such Lease and (ii) other than as set forth in Section 2.15(l) of the Company Disclosure Schedule, operating such premises as a "Gloria Jean's" store. The terms of each Sublease require the Subtenant to comply with all of the terms of the Lease, including without limitation, the full payment of all rental and other amounts due to the landlord under the Lease without any subsidy from Company. Except in the event that, in the aggregate, it would not
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result in a Material Adverse Effect on Company, (i) no Subtenant is in default under its respective Sublease and Company is not in default under any of the Leases and (ii) with respect to each Sublease, Company has (x) obtained a written consent to such Sublease if the terms of the applicable Lease require that consent to the Sublease be obtained, (y) given written notice of such Sublease to any person or entity entitled to notice of same pursuant to the applicable Lease and (z) obtained a written waiver of any right of first refusal or similar right with respect to the premises subject to the Sublease which right arises in connection with the Sublease of such premises.

     SECTION 2.16. Franchise Law Compliance.

     (a) Section 2.16(a) of the Company Disclosure Schedule sets forth each state in which Company or any affiliate is currently registered, or with whom Company has filed for an exemption from registration, to sell franchises and the effective date and expiration date of each such registration. Neither Company nor any affiliate has voluntarily or involuntarily ceased to be registered to sell franchises in any state where Company or any affiliate currently operates and, Company has no knowledge of any fact or circumstance which would preclude or inhibit Company or any affiliate from filing and receiving approval of an application to offer and sell franchises in any state in which Company or any affiliate is not presently registered to do so.

     (b) Except to the extent disclosed in Section 2.16(b) of the Company Disclosure Schedule or otherwise disclosed in writing to Parent, neither Company nor any affiliate has committed any violation of any law, rule or regulation of the Federal Trade Commission ("FTC") or of any state relating to the offer, sale assignment, renewal, termination of rights of succession, of franchises, business opportunities or seller assisted marketing plans (collectively, the "FRANCHISE LAWS"), except any such violation that would not, in the aggregate, result in a Material Adverse Effect on Company.

     (c) Except as set forth in Section 2.16(c) of the Company Disclosure Schedule or otherwise disclosed in writing to Parent, there is no pending, unresolved written, or to the knowledge of Company, oral claim or assertion by any franchisee of any violation by Company or any affiliate of any of the Franchise Laws, neither Company nor any affiliate has received written, or to the knowledge of Company, oral notice from any governmental authority or private party alleging any such violation, and neither Company nor any affiliate has knowledge of any basis for any such claim of violation.

     (d) Except to the extent disclosed in Section 2.16(d) of the Company Disclosure Schedule, there currently exist no escrow or impound conditions or requirements imposed upon Company's sale of franchises in any jurisdiction.

     (e) There are no pending or currently effective stop orders, administrative proceedings, notices of investigation, injunctions, orders or restitution, rescission notices, or other order orders, actions or decrees by any state or federal agency, or by any state or federal court, whether civil or criminal, against Company or any affiliate.

     (f) Except as disclosed in Section 2.16(f) of the Company Disclosure Schedule or the Offering Circulars (as defined in Section 2.16(g) below), there has been no litigation or arbitration between Company or any affiliate and any franchisee or ex-franchisee since September 1995.

     (g) Company shall deliver to Parent within ten (10) days following the execution hereof, true and accurate copies of all currently effective offering circulars relating to the sale of franchises ("OFFERING CIRCULARS"), and represents and warrants that all Offering Circulars comply with the Franchise Laws of the jurisdiction for which they have been used or are contemplated for use, and the information therein does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made

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not misleading, except where such non-compliance or inaccuracy would not have a
Material Adverse Effect on Company.

     SECTION 2.17. Amendment to Offering Circular. Neither Company nor any affiliate shall offer or sell any franchise unless and until Company's franchise registrations and offering circulars have been amended to include a disclosure, in form reasonably acceptable to Parent, disclosing the pendency of the transaction contemplated hereby, and, in any event, in full compliance with all applicable laws regulating the offer and sale of franchises.

     SECTION 2.18. Certain Business Practices. None of Company, any of its subsidiaries or any directors, officers, agents or employees of Company or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) to Company's knowledge, made any other unlawful payment.

     SECTION 2.19. Vote Required. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of Company's capital stock necessary to approve and adopt this Agreement.

     SECTION 2.20. Affiliates. Except for the directors and executive officers of Company, each of whom is listed in Section 2.20 of the Company Disclosure Schedule, there are no persons who, to the knowledge of Company, may be deemed to be affiliates of Company under Rule 145 of the Securities Act ("COMPANY AFFILIATES"). Concurrently with the execution and delivery of this Agreement, Company has delivered to Parent an executed letter agreement substantially in the form of Exhibit A hereto from all Company Affiliates.

     SECTION 2.21. Opinion of Financial Adviser. Black & Company ("COMPANY FINANCIAL ADVISER") has delivered to the Company Board its written opinion to the effect that the consideration to be received by the holders of Shares pursuant to the provisions of this Agreement is fair from a financial point of view to such holders, a copy of which has been delivered to Parent.

     SECTION 2.22. Brokers. No broker, finder or investment banker (other than Company Financial Adviser and BancBoston Robertson Stephens, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Company.

     SECTION 2.23. Year 2000. Except as set forth in Section 2.23 of the Company Disclosure Schedule, all Information Systems and Equipment (defined below) are in all material respects either Year 2000 Compliant (defined below) or any reprogramming, remediation, or any other corrective action, including the internal testing of all such Information Systems and Equipment, will be completed in all material respects by December 1, 1999 and Company has taken all actions reasonably necessary to the date hereof to enable such completion by December 1, 1999. Further, to the extent that such reprogramming/remediation and testing action is required, the cost thereof, as well as the cost of the reasonably foreseeable consequences of failure to become Year 2000 Compliant, to Company and its subsidiaries (including, without limitation, reprogramming errors and the failure of other systems or equipment) will not result in a Material Adverse Effect on Company.

     "YEAR 2000 COMPLIANT" means that all Information Systems and Equipment accurately process date data (including, but not limited to, calculating, comparing and sequencing), before, during and after the year 2000, as well as same multi-century dates, or between the years 1999 and 2000, taking into account all leap years, including the fact that the year 2000 is a leap year, and further, that when used in combination with, or interfacing with, other
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Information Systems and Equipment, shall accurately accept, release and exchange date data, and shall in all material respects continue to function in the same manner as it performs today and shall not otherwise materially impair the accuracy or functionality of Information Systems and Equipment.

     "INFORMATION SYSTEMS AND EQUIPMENT" means all computer hardware, firmware and software, as well as other information processing systems, or any equipment containing embedded microchips, whether directly owned, licensed, leased, operated or otherwise controlled by Company or any of its subsidiaries, including through third-party service providers, and which, in whole or in part, are used, operated, relied upon, or integral to, Company's or any of its subsidiaries' conduct of their business.

     SECTION 2.24. Material Contracts. Except as set out in Section 2.24 of the Company Disclosure Schedule, neither Company nor any of its subsidiaries is a party to or bound by any written or, to the knowledge of Company, oral contract or commitment (other than contracts for insurance or Leases (as defined in Section 2.25) which are material to their respective businesses (the "MATERIAL CONTRACTS"). For the purposes of this Agreement, any contract or commitment, (i) the performance of which will extend over a period of one year or more or (ii) involving the outstanding payment to or from Company or any of its subsidiaries of more than $100,000 shall be deemed to be a Material Contract. Except to the extent that, in the aggregate, it will not result in a Material Adverse Effect on Company, all such Material Contracts are in good standing and in full force and effect without amendment thereto and Company or a subsidiary thereto is entitled to all benefits thereunder.

     SECTION 2.25. Real Property. Section 2.25 of the Company Disclosure Schedule lists: (i) a description of each parcel of real property owned by Company and any of its subsidiaries (the "FEE REAL PROPERTY"), (ii) a listing of each lease, written or, to the knowledge of Company, oral and for operating or nonoperating stores, of real property under which Company or any of its subsidiaries is a lessee, lessor, sublessee or sublessor, as so designated therein (the "LEASES" and together with the Fee Real Property, the "REAL PROPERTY") and (iii) all options to acquire, sell or lease any real property interests to which Company or any of its subsidiaries is a party. The Real Property constitutes all of the real property interests owned, leased or occupied in whole or in part by Company or any of its subsidiaries and there are no other Leases, licenses or other agreements affecting the occupancy of the Real Property. Except as set forth in Section 2.25 of the Company Disclosure
Schedule:

     (a) Company has beneficial ownership of and good and marketable title in fee simple to the Fee Real Property free and clear of all Liens, except for liens, if any, for property taxes not yet due and other items which do not and will not impair, in any material respect, the usefulness to Company, or the value or the marketability, of any such Fee Real Properties (the "PERMITTED LIENS"), individually, or in the aggregate;

     (b) Except to the extent that, in the aggregate, the occurrence of any of the following events would not result in a Material Adverse Effect on Company, all Leases, easements and other real property interests held by Company or any of its subsidiaries are valid, binding, in full force and effect, subsisting free and clear of all Liens other than Permitted Liens, no written notice or default or termination thereunder has been received by Company or any of its subsidiaries, all rents and other sums and other charges payable by lessee thereunder are current (or no more than 60 days past due), there are no written, or to the knowledge of Company, oral understandings between the parties to the Leases which in any manner vary the obligations or rights of either party from those set forth in the Leases, no rent or additional rent under the Leases has been paid for more than 30 days in advance of its due date and no termination event either conditional or uncured default on the part of Company or any of its subsidiaries or, to Company's knowledge, its franchisees exists thereunder. Company has either

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delivered to Parent or its representatives or agents true, correct and complete copies of each of the foregoing documents;

     (c) Neither Company nor any of its subsidiaries has received any written notice or has knowledge that any of the buildings, structures or other material improvements erected on the Real Property owned or leased by Company or any of its subsidiaries or the present use thereof, does not conform in all material respects with all applicable laws (or does not constitute a legal nonconforming use), ordinances, regulations or other laws and applicable deed restrictions. As of the Effective Time, the Real Property will comply with all applicable laws, ordinances, regulations or other law and applicable deed restrictions, except where the failure to comply would not have a Material Adverse Effect on Company;

     (d) As of the Closing Date, the Real Property will have direct access to utilities for the operation and/or development of the Real Property, except where the failure to have such access would not have a Material Adverse Effect on Company, and Company knows of no fact or condition which exists, or is threatened on the Effective Date, which would result in the termination of access to and from the Real Property or the cessation of utilities necessary for the operation and/or development of the Real Property, except where the failure to have such access would not have a Material Adverse Effect on Company;

     (e) There are no material encroachments on the Real Property nor any encroachments by improvements on the Real Property onto any easements or any adjoining property;

     (f) Company is not a "foreign person" as that term is defined in Section 1445 of the Code and any applicable regulations promulgated thereunder;

     (g) Neither Company nor any of its subsidiaries has received written or, to the knowledge of Company, oral notice from any municipal body or other public authority requiring work to be done or improvements to be made upon any of the Real Property and have no knowledge of the enactment or adoption of any ordinance or resolution by any such body or authority authorizing work or improvements for which any of the Real Property may be assessed; and

     (h) All of the improvements situated on any of the Real Property are in good operating condition and are adequate and suitable for the purposes for which they are presently being used, normal wear and tear excepted.

     SECTION 2.26. Insurance. Except as set forth in Section 2.26 of the Company Disclosure Schedule, as of the date hereof, Company and each of its subsidiaries are insured by insurers against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All policies of insurance and fidelity or surety bonds are in full force and effect. Descriptions of these plans and related liability coverage have been previously provided to Parent.
Section 2.26 of Company Disclosure Schedule contains a listing of all open workers compensation and general liability claims as of a recent date. These claims, individually or in the aggregate, would not have a Material Adverse Effect on Company and its subsidiaries, taken as a whole. To the best knowledge of Company, all necessary notifications of claims have been made to insurance carriers.

     SECTION 2.27. Transactions With Affiliates. Except to the extent disclosed in Company SEC Documents or in Section 2.27 of the Company Disclosure Schedule, there have been no transactions, agreements, arrangements or understandings between Company or its subsidiaries, on the one hand, and Company's affiliates (other than wholly-owned subsidiaries of Company) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

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                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                              OF PARENT AND NEWCO

     Parent and Newco hereby represent and warrant to Company, except as otherwise set forth in Parent SEC Reports (as defined in Section 3.4 below), that:

     SECTION 3.1. Organization.

     (a) Parent and Newco are duly organized, validly existing and in good standing under the laws of the State of Delaware and have all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Parent has heretofore delivered to Company accurate and complete copies of the Certificate of Incorporation and bylaws as currently in effect of Parent and Newco.

     (b) Each of Parent and Newco is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent (as defined below). When used in connection with Parent or Newco the term "MATERIAL ADVERSE EFFECT ON PARENT" means any change or effect that is (i) reasonably likely to be materially adverse to the business, results of operations or financial condition of Parent and its subsidiaries, taken as a whole, or (ii) that materially impairs the ability of Parent and/or Newco to consummate the transactions contemplated hereby.

     SECTION 3.2. Capitalization of Parent and its Subsidiaries.

     (a) The authorized capital stock of Parent consists of 25,000,000 shares of Parent Common Stock, of which, as of March 8, 1999, 6,173,538 shares of Parent Common Stock were issued and outstanding and 3,000,000 shares of preferred stock, par value $0.01 per share, none of which are outstanding. All of the outstanding shares of Parent Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of March 8, 1999, 3,320,000 shares of Parent Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options and warrants.

     Except as set forth above, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of Parent; (ii) no securities of Parent or its subsidiaries convertible into or exchangeable for shares of capital stock, or voting securities of Parent; (iii) no options or other rights to acquire from Parent or its subsidiaries and, except as described in Parent SEC Reports (as defined in Section 3.4), no obligations of Parent or its subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent; and (iv) no equity equivalent interests in the ownership or earnings of Parent or its subsidiaries or other similar rights (collectively, "PARENT SECURITIES"). As of the date hereof, there are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Other than as provided herein, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any shares of capital stock of Parent.

     (b) The Parent Common Stock constitutes the only class of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act.

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

     SECTION 3.3. Authority Relative to this Agreement.

     (a) Each of Parent and Newco has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Newco and by Parent as the sole stockholder of Newco, and no other corporate proceedings on the part of Parent or Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby except the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of Parent Common Stock. This Agreement has been duly and validly executed and delivered by each of Parent and Newco and constitutes a valid, legal and binding agreement of each of Parent and Newco enforceable against each of Parent and Newco in accordance with its terms.

     (b) The Board of Directors of Parent has unanimously resolved to recommend that the stockholders of Parent vote in favor of the issuance of Parent Common Stock pursuant to the provisions of this Agreement.

     SECTION 3.4. SEC Reports; Financial Statements.

     (a) Parent has filed all required forms, reports and documents (collectively, "PARENT SEC REPORTS") with the SEC since January 1, 1997, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The audited consolidated financial statements of Parent included in the Parent SEC Reports fairly present in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

     (b) Parent has heretofore made available or promptly will make available to Company a complete and correct copy of any amendments or modifications that are required to be filed with the SEC, but have not yet been filed with the SEC, to agreements documents or other instruments that previously had been filed by Parent with the SEC pursuant to the Exchange Act. Except to the extent that, in the aggregate, it will not result in a Material Adverse Effect on Parent, all material contracts identified as exhibits to Parent's Form 10-Q for the period ended October 28, 1998 are in good standing and in full force and effect without amendment thereto and Parent or a subsidiary thereto is entitled to all benefits thereunder.

     SECTION 3.5. Information Supplied. None of the information supplied or to be supplied by Parent or Newco for inclusion or incorporation by reference in
(a) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time the Form S-4, as amended or supplemented, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (b) the Proxy Statement will, at the date mailed to stockholders of Company and Parent, and at the times of the meetings of stockholders of Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading; and (c) the Form S-1 will, at the time the Form S-1 is filed with the SEC and at the time the Form S-1, as amended or supplemented, becomes effective under the Securities

Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement, insofar as it relates to the meeting of Parent's stockholders to vote on the Merger, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, and the Form S-4 and the Form S-1 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     SECTION 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents, and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act and the filing and recordation of the Certificate of Merger as required by the DGCL and the OBCA, no filing with or notice to, and no permit authorization consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Newco of this Agreement or the consummation by Parent or Newco of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on Parent.

     Neither the execution, delivery and performance of this Agreement by Parent or Newco, nor the consummation by Parent or Newco of the transactions contemplated hereby, will (a) conflict with or result in any breach of any provision of each of the Certificate of Incorporation or bylaws (or similar governing documents) of Parent and Newco or any of Parent's other subsidiaries,
(b) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Newco or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Newco or any of Parent's other subsidiaries or any of their respective properties or assets, except, in the case of (b) or (c), for violations, breaches or defaults that would not have a Material Adverse Effect on Parent.

     SECTION 3.7. No Default. None of Parent or any of its subsidiaries is in breach, default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a breach, default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or bylaws (or similar governing documents), (b) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (c) any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any of their respective properties or assets except, in the case of (b) or (c), for violations, breaches or defaults that would not have a Material Adverse Effect on Parent.

     SECTION 3.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in Parent SEC Reports, none of Parent or its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent and its consolidated subsidiaries (including the notes thereto), other than liabilities incurred in the ordinary course of business since October 28, 1998, none of which, individually or in the aggregate, would have a Material Adverse Effect on Parent.

     Except as publicly disclosed by Parent in Parent SEC Reports, since October 28, 1998, (a) Parent and Newco have conducted their respective businesses and operations in the ordinary course of business consistent with past practice, and (b) there has not occurred (i) any events, changes, or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of Parent, other than dividends paid by wholly-owned subsidiaries; or (iii) any material change by Parent in accounting principles or methods, except insofar as may be required by a change in generally accepted accounting principles.

     SECTION 3.9. Litigation. Except as publicly disclosed by Parent in Parent SEC Reports, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by Parent in Parent SEC Reports, none of Parent or its subsidiaries is subject to any outstanding order, writ, injunction or decree that, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on Parent or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

     SECTION 3.10. Compliance with Applicable Law. Except as publicly disclosed by Parent in Parent SEC Reports, Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "PARENT PERMITS"), except for failures to hold such permits, licenses, variances. exemptions, orders and approvals that would not have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in Parent SEC Reports, Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports, the businesses of Parent and its subsidiaries are not being conducted in violation of any law ordinance or regulation of any Governmental Entity, except that no representation or warranty is made in this Section 3.10 with respect to Environmental Laws and except for violations that do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in Parent SEC Reports, no investigation or review by any Governmental Entity with respect to Parent or its subsidiaries is pending or, to the knowledge of Parent, threatened nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than in each case those that Parent reasonably believes will not have a Material Adverse Effect on Parent.

     SECTION 3.11. Employee Benefit Plans; Labor Matters. With respect to each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of ERISA) maintained or contributed to by Parent or any of its subsidiaries or with respect to which Parent or any of its subsidiaries could incur liability under
Section 4069, 4212(c) or 4204 of ERISA (collectively, the "PARENT BENEFIT PLANS") no event has occurred and, to the knowledge of Parent, there currently exists no condition or set of circumstances in connection with which Parent or any of its subsidiaries could be subject to any liability under the terms of the Parent Benefit Plans, ERISA, the Code or any other applicable law that would have a Material Adverse Effect on Parent. There is no pending or threatened labor dispute, strike or work stoppage against Parent or any of its subsidiaries that may reasonably be expected to have a Material Adverse Effect on Parent.

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

     SECTION 3.12. Environmental Laws and Regulations.

     (a) Except as publicly disclosed by Parent in Parent SEC Reports, (i) each of Parent and its subsidiaries is in material compliance with all Environmental Laws except for non-compliance that would not have a Material Adverse Effect on Parent, which compliance includes, but is not limited to, the possession by Parent and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof; (ii) none of Parent or its subsidiaries has received written notice of or, to the knowledge of Parent, is the subject of any Environmental Claim that could reasonably be expected to have a Material Adverse Effect on Parent; and (iii) to the knowledge of Parent, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     (b) Except as publicly disclosed by Parent in the Parent SEC Reports, there are no Environmental Claims that could reasonably be expected to have a Material Adverse Effect on Parent that are pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or, to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or its subsidiaries has or may have retained or assumed either contractually or by operation of law.

     SECTION 3.13. Tax Matters. Except as publicly disclosed by Parent in Parent SEC Reports, Parent and its subsidiaries have accurately prepared and duly filed with the appropriate federal, state, local and foreign taxing authorities all tax returns, information returns and reports required to be filed with respect to Parent and its subsidiaries and have paid in full or made adequate provision for the payment of all Taxes. Except as publicly disclosed by Parent in Parent SEC Reports, no material claim for assessment or collection of Taxes is presently being asserted against Parent or its subsidiaries, and neither Parent nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority, nor does Parent have knowledge of any such threatened action, proceeding or investigation.

     SECTION 3.14. Opinion of Financial Adviser. First Security Van Kasper ("PARENT FINANCIAL ADVISER") has delivered to the Board of Directors of Parent its written opinion to the effect that the issuance of shares of Parent Common Stock pursuant to the provisions of this Agreement is fair from a financial point of view to the stockholders of Parent, a copy of which has been delivered to Company.

     SECTION 3.15. Evidence of Financing. Parent has delivered to Company reasonably sufficient evidence of Parent's ability to fund at least $10,750,000 of the Merger Consideration, provided for in Section 1.8(a)(i), in cash.

     SECTION 3.16. Brokers. No broker, finder or investment banker (other than the Parent Financial Adviser) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Parent or Newco.

     SECTION 3.17. No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Newco has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

     SECTION 3.18. Year 2000. All Information Systems and Equipment of Parent are in all material respects either Year 2000 Compliant or any reprogramming, remediation, or any other corrective action, including the internal testing of all such Information Systems and Equipment, will be completed in all material respects by December 1, 1999 and Parent has taken all actions reasonably necessary to the date hereof to enable such completion by December 1,
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

1999. Further, to the extent that such reprogramming/remediation and testing action is required, the cost thereof, as well as the cost of the reasonably foreseeable consequences of failure to become Year 2000 Compliant, to the Parent and its subsidiaries (including, without limitation, reprogramming errors and the failure of other systems or equipment) will not result in a Material Adverse Effect on Parent.

     SECTION 3.19. Intellectual Property; Software.

     (a) Except as publicly disclosed by Parent in Parent SEC Reports, each of Parent and its subsidiaries owns or possesses adequate licenses or other valid rights to use all existing United States and foreign patents, trademarks, trade names, service marks, copyrights, trade secrets and applications therefor ("PARENT INTELLECTUAL PROPERTY RIGHTS"), except where the failure to own or possess valid rights to use Parent Intellectual Property Rights would not have a Material Adverse Effect on Parent.

     (b) Except to the extent that the occurrence of any of the following events would not reasonably be expected to have a Material Adverse Effect on Parent:

        (i) the validity of Parent Intellectual Property Rights and the title thereto of Parent or any subsidiary, as the case may be, is not being questioned in any litigation to which Parent or any subsidiary is a party, and

        (ii) the conduct of the business of Parent and its subsidiaries as now conducted does not, to the knowledge of Parent, infringe any valid patents, trademarks, trade names, service marks, or copyrights of others. The consummation of the transactions completed hereby will not result in the loss or impairment of any Parent Intellectual Property Rights.

     SECTION 3.20. Franchise Area and Development Agreements.

     (a) Parent has two franchise agreements with Rocket Enterprises, Inc., dated November 12, 1998, and area development agreements with Coffee Housepitality LLC, dated September 15, 1998, and Rocket Enterprises, Inc., dated November 12, 1998 (collectively, the "PARENT FRANCHISE AGREEMENTS"), that are currently valid and enforceable, and no other current contracts, agreements or understandings, whether written or, to the knowledge of Parent, oral, exist between Parent or any affiliate and any third party granting the right, or any option or right of first refusal, to conduct business under the name "Diedrich Coffee," or any related marks.

     (b) The Parent Franchise Agreements represent the material terms and provisions of all currently valid and enforceable Parent Franchise Agreements with franchisees, and no written or, to the knowledge of Parent, oral modifications of or supplements to those written agreements have been entered into.

     (c) Each of the Parent Franchise Agreements is in full force and effect and is enforceable in accordance with its terms and provisions in all material respects, and no notices of default or demands for early termination have been delivered thereunder by either party.

     (d) There are no breaches by any franchisee of any of the Parent Franchise Agreements, which breaches remain uncured and which breaches, in the aggregate, would result in a Material Adverse Effect on Parent.

     (e) Each franchisee is current (no later than 30 days) in his financial obligations to Parent and each affiliate, including without limitation payments due for royalties and product purchases.

     (f) There are no breaches by Parent or any affiliate of any of the Parent Franchise Agreements, which breaches remain uncured and which breaches, in the aggregate, would result in a Material Adverse Effect on Parent.

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     (g) There are no unresolved assertions or claims, whether in writing or, to the knowledge of Parent, oral, or any basis for any claims, by any franchisee of material breaches of any of the Parent Franchise Agreements by Parent or any affiliate which remain uncured.

     (h) To the extent that, in the aggregate, it would not result in a Material Adverse Effect on Parent, there is no basis for any demand by any franchisee for rescission of any Franchise Agreement, no franchisee is entitled to any material credit, set off or reduction in any payment required to be made pursuant to the terms of any Franchise Agreement, or in any other payment(s) owed to Parent, no event has occurred which would give any franchisee a material defense to its obligation to pay fees, or to perform its other obligations under its Franchise Agreement, and no franchisee has any material claims, counterclaims or offsets against Parent.

     (i) The Merger is not an event requiring the prior consent of or, except to the extent that it has been provided, notice to any franchisee, or granting any franchisee the right to terminate any Franchise Agreement.

     (j) There are no contractual limitations or prohibitions upon Parent or any affiliate from operating "Diedrich Coffee" stores or selling franchises to do so in any geographic area or location except as expressly set forth in the identified Parent Franchise Agreements.

     SECTION 3.21. Franchise Law Compliance.

     (a) California and Texas are the only states in which Parent or any affiliate is currently registered, or with whom Parent has filed for an exemption from registration, to sell franchises. Neither Parent nor any affiliate has voluntarily or involuntarily ceased to be registered to sell franchises in any state where Parent and any affiliate currently operates, and Parent has no knowledge of any fact or circumstance which would preclude or inhibit Parent or any affiliate from filing and receiving approval of an application to offer and sell franchises in any state in which Parent or any affiliate is not presently registered to do so.

     (b) Except as publicly disclosed by Parent in Parent SEC Reports, neither Parent nor any affiliate has committed any violation of any Franchise Laws, except any such violation that would not, in the aggregate, result in a Material Adverse Effect on Parent.

     (c) Except as publicly disclosed by Parent in Parent SEC Reports, there is no pending, unresolved written, or to the knowledge of Parent, oral claim or assertion by any franchisee of any violation by Parent or any affiliate of any of the Franchise Laws, neither Parent nor any affiliate has received written, or to the knowledge of Parent, oral notice from any governmental authority or private party alleging any such violation, and neither Parent nor any affiliate has knowledge of any basis for any such claim of violation.

     (d) Except as publicly disclosed by Parent in Parent SEC Reports, there currently exist no escrow or impound conditions or requirements imposed upon Parent's sale of franchises in any jurisdiction.

     (e) Except as publicly disclosed by Parent in Parent SEC Reports, there are no pending or currently effective stop orders, administrative proceedings, notices of investigation, injunctions, orders or restitution, rescission notices, or other order orders, actions or decrees by any state or federal agency, or by any state or federal court, whether civil or criminal, against Parent or any affiliate.

     (f) Except as publicly disclosed by Parent in Parent SEC Reports or the Parent Offering Circulars (as defined in Section 3.21(g) below), there has been no litigation or arbitration between Parent or any affiliate and any franchisee or ex-franchisee during the five (5) years preceding the date hereof.

     (g) Parent shall deliver to Company within ten (10) days following the execution hereof, true and accurate copies of all currently effective offering circulars relating to the sale of

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franchises ("PARENT OFFERING CIRCULARS"), and represents and warrants that all
Offering Circulars comply with the Franchise Laws of the jurisdiction for which they have been used or are contemplated for use, and the information therein does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not misleading, except where such non-compliance or inaccuracy would not have a Material Adverse Effect on Parent.

     SECTION 3.22. Certain Business Practices. None of Parent, any of its subsidiaries or any directors, officers, agents or employees of Parent or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) to Parent's knowledge, made any other unlawful payment.

     SECTION 3.23. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the issuance of Parent Common Stock pursuant to the provisions of this Agreement.

     SECTION 3.24. Transactions With Affiliates. Except to the extent disclosed in Parent SEC Reports, there have been no transactions, agreements, arrangements or understandings between Parent or its subsidiaries, on the one hand, and Parent's affiliates (other than wholly-owned subsidiaries of Parent) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

     SECTION 3.25. Real Property. Except as indicated in Parent SEC Reports and except to the extent that, in the aggregate, it would not result in a Material Adverse Effect on Parent, each of the material real property leases to which Parent or its subsidiaries is a party ("Parent Leases") is valid, binding, in full force and effect, subsisting free and clear of all liens other than liens, if any, for property taxes not yet due and other items which do not and will not impair, in any material respect, the usefulness to the Parent, or the value or the marketability, of the leasehold interest.

     SECTION 3.26. Insurance. Except as indicated in Parent SEC Reports, as of the date hereof, Parent and each of its subsidiaries are insured by insurers against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds are in full force and effect.

                                   ARTICLE IV

                                   COVENANTS

     SECTION 4.1. Conduct of Business of Company. Except as contemplated by this Agreement or as described in Section 4.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, Company will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice, and, to the extent consistent therewith and with no less diligence and effort than would be applied in the absence of this Agreement, will seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Section 4.1 of the Company Disclosure Schedule, prior to the

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Effective Time, neither Company nor any of its subsidiaries will, without the prior written consent of Parent and Newco (which consent shall not be unreasonably withheld):

     (a) amend its Charter or bylaws (or other similar governing instrument);

     (b) authorize for issuance, issue, sell, deliver or agree or commit to issue sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (except bank loans) or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance and sale of Shares pursuant to options previously granted or subsequently granted in the ordinary course and consistent with past practice under Company Plans or pursuant to previously granted warrants;

     (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of subsidiaries;

     (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Company or any of its subsidiaries (other than the Merger);

     (e) alter, through merger, liquidation, reorganization, restructuring or any other fashion, the corporate structure of ownership of any subsidiary;

     (f) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business provided that notice is provided to Parent; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and except for obligations of subsidiaries of Company incurred in the ordinary course of business provided that notice is provided to Parent; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice);
(iv) pledge or otherwise encumber shares of capital stock of Company or its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon (other than tax liens for Taxes not yet due);

     (g) except as set forth in Section 4.1 of the Company Disclosure Schedule or as may be required by law, enter into adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units); provided, however, that this paragraph shall not prevent Company or its subsidiaries from entering into employment agreements, severance agreements or other compensation arrangements with employees in the ordinary course of business and consistent with past practice;

                                      A-32
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     (h) except as set forth in Section 4.1 of the Company Disclosure Schedule, acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $50,000 in the aggregate;

     (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

     (j) revalue in any material respect any of its assets, including without limitation writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

     (k) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement, other than in the ordinary course of business consistent with past practice, that would be material to Company and its subsidiaries, taken as a whole; (iii) authorize any new capital expenditure or expenditures that individually is in excess of $50,000 or in the aggregate are in excess of $400,000 provided that none of the foregoing shall limit any capital expenditure required pursuant to existing Leases or other existing contracts;

     (l) make any tax election or settle or compromise any income tax liability material to Company and its subsidiaries taken as a whole;

     (m) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which could have a Material Adverse Effect on Company; or

     (n) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(m) or any action that would make any of the representations or warranties of Company contained in this Agreement materially untrue or incorrect.

     SECTION 4.2. Conduct of Business of Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, Parent will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, will keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement prior to the Effective Time, neither Parent nor any of its subsidiaries will, without the prior written consent of Company (which consent shall not be unreasonably withheld):

     (a) knowingly take any action that would result in a failure to maintain the trading of Parent Common Stock on the NASDAQ National Market;

     (b) adopt any amendments to its charter documents;

     (c) authorize for issuance, issue, sell, deliver or agree or commit to issue sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (except bank loans) or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Parent Common Stock pursuant to the provisions of this Agreement or pursuant to (i) previously granted stock options or stock options subsequently granted under plans currently in effect and (ii) previously granted warrants or not more than 200,000 shares of Parent Common Stock pursuant to subsequently granted warrants;

     (d) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of subsidiaries;

     (e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its subsidiaries (other than the Merger);

     (f) alter, through merger, liquidation, reorganization, restructuring or any other fashion, the corporate structure of ownership of any subsidiary;

     (g) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

     (h) revalue in any material respect any of its assets, including without limitation writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

     (i) make any tax election or settle or compromise any income tax liability material to Parent and its subsidiaries taken as a whole; or

     (j) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through 4.2(i) or any action that would make any of the representations or warranties of Parent contained in this Agreement materially untrue or incorrect.

     SECTION 4.3. Preparation of Form S-4 and the Proxy Statement. Company and Parent shall promptly jointly prepare and file with the SEC the Proxy Statement, and Parent shall promptly prepare and file with the SEC the Form S-4 in which the Proxy Statement will be included as a prospectus. Each of Parent and Company shall use its best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and Company shall furnish all information concerning Company and the holders of Shares as may be reasonably requested in connection with any such action.

     SECTION 4.4. Preparation of Form S-1; Public Offering. Parent shall prepare, and Parent shall file with the SEC, the Form S-1 with respect to a public offering of Parent Common Stock (the "PUBLIC OFFERING") and shall use its best efforts to have the Form S-1 declared effective under the Securities Act as promptly as practicable after such filing. The price per share to the public in the Public Offering shall be referred to as the "PER SHARE OFFERING PRICE.") The net proceeds received by Parent from the Public Offering (i.e., the gross proceeds less discounts, commissions and expenses) to be applied to the Merger Consideration shall not exceed twelve million two hundred fifty thousand dollars ($12,250,000) (the "NET OFFERING PROCEEDS"). Parent shall also take any action required to be taken under any applicable state securities laws in connection with the Public Offering, and Company shall furnish all information concerning Company and the holders of Shares as may be reasonably requested in connection with any such action.

     SECTION 4.5. Other Potential Acquirers.

     (a) Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (defined below). Neither Company nor any of its affiliates shall, nor shall Company authorize or permit any of its or their respective officers,
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

directors, employees representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Newco or any designees of Parent and Newco) concerning any Third Party Acquisition; provided, however, that nothing herein shall prevent the Company Board from taking and disclosing to Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or making such disclosures to Company's stockholders as required by law. Company shall promptly notify Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal; and shall advise Parent from time to time of the status and any material developments concerning the same.

     (b) Except as set forth in this Section 4.5(b), the Company Board shall not withdraw its recommendation of the transactions contemplated hereby or approve or recommend, or cause Company to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal (defined below), but in each case only (i) after providing reasonable written notice to Parent (a "NOTICE OF SUPERIOR PROPOSAL"), advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; and (ii) if Parent does not, within ten
(10) business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the advice of a financial adviser of nationally recognized reputation) to be as favorable to Company's stockholders as such Superior Proposal; provided, however, that Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section 6.1. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Section 4.5(b) provided that such disclosure states that no action will be taken by the Company Board with respect to the withdrawal of its recommendation of the transactions contemplated hereby or the approval or recommendation of any Third Party Acquisition, except in accordance with this Section 4.5(b).

     (c) For the purposes of this Agreement, "THIRD PARTY ACQUISITION" means the occurrence of any of the following events: (i) the acquisition of Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Newco or any affiliate thereof (a "THIRD PARTY"); (ii) the acquisition by a Third Party of more than twenty percent (20%) of the total assets of Company and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of twenty percent (20%) or more of the outstanding Shares; (iv) the adoption by Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by Company or any of its subsidiaries of more than twenty percent (20%) of the outstanding Shares; or (vi) the acquisition by Company or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal or greater than twenty percent (20%) of the annual revenues, net income or assets of Company. For purposes of this Agreement, a "SUPERIOR PROPOSAL" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than twenty percent (20%) of the Shares then outstanding or all or substantially all the assets of Company and otherwise on terms that the Company Board by a majority vote determines in its good faith

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

judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be more favorable to Company's stockholders than the Merger.

     SECTION 4.6. Comfort Letters.

     (a) Company shall use commercially reasonable efforts to cause PricewaterhouseCoopers LLP to deliver letters dated not more than five (5) days prior to the date on which the Form S-4 and the Form S-1 shall become effective and addressed to itself and Parent and their respective Boards of Directors, in form and substance reasonably satisfactory to Parent and customary in scope and substance for agreed-upon procedures letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4, the Form S-1 and the Proxy Statement.

     (b) Parent shall use commercially reasonable efforts to cause KPMG LLP to deliver letters dated not more than five (5) days prior to the date on which the Form S-4 and the Form S-1 shall become effective and addressed to itself and Company and their respective Boards of Directors, in form and substance reasonably satisfactory to Company and customary in scope and substance for agreed upon procedures letters delivered by independent accountants in connection with registration statements and proxy statements similar to the Form S-4, the Form S-1 and the Proxy Statement.

     SECTION 4.7. Meetings of Stockholders.

     (a) Company shall take all action necessary in accordance with the OBCA and its Charter and bylaws to duly call, give notice of, convene, and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The stockholder votes required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the OBCA and Company's Certificate of Incorporation and bylaws. Company will, through its Board of Directors, recommend to its stockholders approval of such matters subject to the provisions of Section 4.5(b) and their fiduciary duties to stockholders under applicable law.

     (b) Parent shall take all action necessary in accordance with the DGCL and its Certificate of Incorporation to duly call, give notice of, convene, and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of the issuance of Parent Common Stock pursuant to the provisions of this Agreement. The stockholder votes required for the approval of the issuance of Parent Common Stock pursuant to the provisions of this Agreement shall be the vote required by the DGCL and Parent's Certificate of Incorporation and bylaws. Parent will, through its Board of Directors, recommend to its stockholders approval of such matters subject to their fiduciary duties to stockholders under applicable law.

     SECTION 4.8. NASDAQ Listing. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ National Market, subject to official notice of issuance, prior to the Effective Time.

     SECTION 4.9. Access to Information; Confidentiality.

     (a) Between the date hereof and the Effective Time, Company will give Parent and its authorized representatives, and Parent will give Company and its authorized representatives, reasonable access to all employees, plants, offices, warehouses, and other facilities and to all books and records of itself and its subsidiaries; will permit the other party to make such inspections as such party may reasonably require; and will cause its officers and those of its subsidiaries to furnish the other party with such financial and operating data and other information with respect to the business and properties of itself and its subsidiaries as the other party may from time to time reasonably request.

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

     (b) Between the date hereof and the Effective Time, Company shall furnish to Parent, and Parent will furnish to Company, within twenty (20) business days after the end of each fiscal period (commencing with December 1998), in a form consistent with the form presently prepared by Company and Parent, same store sales for each operating location and an unaudited balance sheet of the party furnishing such information as of the end of such period, and the related statements of earnings and stockholders' equity (deficit); and, within twenty
(20) business days after the end of each quarter, cash flows for the quarter then ended each, prepared in accordance with generally accepted accounting principles in conformity with the practices consistently applied by such party with respect to its monthly financial statements. All the foregoing shall be in accordance with the books and records of the party furnishing such information and shall fairly present its financial position (taking into account the differences between the monthly and quarterly statements prepared by such party in conformity with its past practices) as of the last day of the period then ended.

     (c) Parent and Company agree that for a period of five years from the date hereof (regardless of whether the transactions contemplated hereby are consummated) each will hold, and will cause its directors, officers, employees, affiliates, consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the transactions contemplated by this Agreement ("CONFIDENTIAL MATERIAL"). Each party agrees that it will use the Confidential Material solely for the purpose of the transactions contemplated by this Agreement and it will not use the Confidential Material in any way detrimental to the other party. In the event that either party is requested in any proceeding to disclose any Confidential Material, such party shall give the other party prompt notice of such request so that the other party may seek an appropriate protective order. If, in the absence of a protective order, a party is nonetheless compelled to disclose Confidential Material, such party may disclose such information without liability hereunder; provided, however, that such party will give the other party written notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the request of and at the expense of such other party, such party will use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information. The term "Confidential Material" shall not include information which was or becomes generally available on a non-confidential basis; provided that the source of such information was not bound by a confidentiality agreement.

     SECTION 4.10. Additional Agreements; Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) cooperating in the preparation and filing of the Proxy Statement, the Form S-4 and the Form S-1, any filings that may be required under the HSR Act and any amendments to any thereof; (ii) obtaining consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement; (iii) contesting any legal proceeding relating to the Merger and (iv) executing any additional instruments necessary to consummate the transactions contemplated hereby. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

     SECTION 4.11. Public Announcements. Parent, Newco and Company, as the case may be, will use commercially reasonable efforts to consult with and obtain the approval of one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to such

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

consultation except as may be required by applicable law or by obligations pursuant to any listing agreement with the NASDAQ National Market as determined by Parent, Newco or Company, as the case may be.

     SECTION 4.12. Notification of Certain Matters. Company shall give prompt notice to Parent and Newco and Parent and Newco shall give prompt notice to Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of Company, Parent or Newco, as the case may be, to comply with or satisfy any covenant condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.12 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice. Each of Parent, Newco and Company hereby represent that, other than as previously disclosed to each other (which disclosures shall not constitute a breach), as of the date hereof they do not have any actual knowledge of a breach of the representations and warranties being made by such other party pursuant to this Agreement.

     SECTION 4.13. Affiliates.

     (a) Company shall use all reasonable efforts to obtain from any Company Affiliate who has not previously executed such letter agreement and from any person who may be deemed to have become a Company Affiliate after the date of this Agreement and on or prior to the Effective Time a letter agreement substantially in the form of Exhibit A hereto as soon as practicable.

     (b) Parent shall not be required to maintain the effectiveness of the Form S-4 for the purpose of resale of shares of Parent Common Stock by stockholders of Company who may be affiliates of Company or Parent pursuant to Rule 145 under the Securities Act.

     SECTION 4.14. Lock-up Letter Agreement. Concurrently with or prior to the consummation of the transactions contemplated by this Agreement, Second Cup shall enter into a lock-up letter agreement with Parent, substantially in the form attached hereto as Exhibit B, providing for among other things that the shares of Parent Common Stock issued to Second Cup in the Merger will not be sold until the earlier to occur of (i) the first anniversary of the Closing Date, or (ii) the sale by Parent's officers or directors (including D.C.H., L.P., a limited partnership which has one of Parent's directors as its sole general partner) of Parent Common Stock in the aggregate equal to five percent (5%) of the outstanding shares and options of Parent Common Stock held by such officers and directors in the aggregate on the date hereof.

     SECTION 4.15. Additions to and Modification of the Company Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, Company has delivered a Company Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement that is reasonably available to the senior management of Company at the time of such delivery. Any failure of Company to disclose any information required by the relevant provisions of this Agreement in any section of the Company Disclosure Schedule shall not constitute a breach of the applicable representation or warranty, provided (i) that the information so omitted does not have or reflect a Material Adverse Effect on Company and (ii) that Company shall deliver to Parent and Newco such additions to or modifications of any sections of the Company Disclosure Schedule necessary to make the information set forth therein true, accurate and complete not later than five (5) business days after the date of execution and delivery of this Agreement.

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

                                   ARTICLE V
                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 5.1. Conditions to Each Party's Obligations to Effect the
Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of Company, Parent and Newco;

     (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger;

     (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received;

     (d) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for Shares in the Merger; and

     (e) the Form S-1 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary for the Public Offering and the Public Offering shall have been consummated at a Per Share Offering Price of not less than six dollars ($6.00) with Net Offering Proceeds of at least seven million dollars ($7,000,000).

     SECTION 5.2. Conditions to the Obligations of Company. The obligation of Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) the representations of Parent and Newco contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct (except to the extent that the breach thereof would not have a Material Adverse Effect on Parent) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date) and, at the Closing, Parent and Newco shall have delivered to Company a certificate to that effect;

     (b) each of the covenants and obligations of Parent and Newco to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Newco shall have delivered to Company a certificate to that effect;

     (c) the shares of Parent Common Stock issuable to Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NASDAQ National Market upon official notice of issuance;

     (d) Company shall have received the opinion of legal counsel to Parent as to the matters reasonably agreed upon by the parties;

     (e) Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, or other agreement or instrument,
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

except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Company, individually or in the aggregate, have a Material Adverse Effect on Parent;

     (f) there shall have been no events, changes or effects with respect to Parent or its subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on Parent;

     (g) With respect to Parent's board of directors, (i) Parent shall have created a vacant seat on Parent's board of directors to accommodate a director to be designated by Second Cup, (ii) such designee shall be appointed by Parent's board to fill such vacancy and (iii) DCH, LP and the directors and executive officers of Parent shall have executed and delivered to Second Cup a voting agreement substantially in the form agreed to by the parties which provides that such parties will vote in favor of electing the designee of Second Cup to Parent's board at any meeting of Parent's stockholders; and

     (h) Parent and Second Cup shall have entered into a registration rights agreement substantially in the form agreed to between the parties providing for two demand registration rights and unlimited incidental registration rights.

     SECTION 5.3. Conditions to the Obligations of Parent and Newco. The respective obligations of Parent and Newco to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) the representations of Company contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct (except to the extent that the breach thereof, individually or in the aggregate, would not
(i) materially impair the ability of Company to consummate the transactions contemplated hereby, (ii) result or be reasonably likely to result in an expense, cost or loss to the business or results of operations of Company and its subsidiaries in an amount in excess of one million dollars ($1,000,000); provided, however, that any individual breach that is aggregated with others to exceed one million dollars ($1,000,000) must exceed one hundred thousand dollars ($100,000) or (iii) result or be reasonably likely to result in a change or effect that is materially adverse to the financial condition of Company and its subsidiaries in an amount in excess of one million dollars ($1,000,000); provided, however, that any individual breach that is aggregated with others to exceed one million dollars ($1,000,000) must exceed one hundred thousand dollars ($100,000) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date) and, at the Closing, Company shall have delivered to Parent and Newco a certificate to that effect;

     (b) each of the covenants and obligations of Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Company shall have delivered to Parent and Newco a certificate to that effect;

     (c) Parent shall have received from each affiliate of Company referred to in Sections 2.20 and 4.13(a) an executed copy of the letter substantially in the form attached hereto as Exhibit A;

     (d) the shares of Parent Common Stock issuable to Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NASDAQ National Market upon official notice of issuance;

     (e) Parent shall have received the opinion of legal counsel to Company as to the matters reasonably agreed upon by the parties;

     (f) Company shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation right or interest of Company or any subsidiary of Company under any loan or credit agreement, note, mortgage, indenture or other agreement or instrument (except Leases, for which Company shall use its commercially reasonable efforts to obtain consents), except for those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on Company;

     (g) Second Cup shall have entered into, and Parent shall have received, a lock-up letter agreement substantially in the form attached hereto as Exhibit B; and

     (h) there shall have been no events, changes or effects with respect to Company or its subsidiaries which could or which could reasonably be expected to
(i) materially impair the ability of Company to consummate the transactions contemplated hereby or (ii) when considered in the aggregate with breaches of representations as described in Section 5.3(a) above, result in an expense, cost, loss or diminution in value to the business, results of operations or financial condition of Company and its subsidiaries in an amount in excess of one million dollars ($1,000,000); provided, however, that any individual event, change or effect that is aggregated with others or with breaches in Section 5.3(a) to exceed one million dollars ($1,000,000) must exceed one hundred thousand dollars ($100,000).

                                   ARTICLE VI

                         TERMINATION; AMENDMENT; WAIVER

     SECTION 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by Company's stockholders:

     (a) by mutual written consent of Parent, Newco and Company;


     (b) by Parent and Newco or Company if (i) any court of competent jurisdiction in the United States or other United States Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or
(ii) the Merger has not been consummated by July 15, 1999; provided that no party may terminate this Agreement pursuant to this clause (ii) without liability (as provided in Section 6.2 below) if such party's failure to fulfill any of its material obligations (which shall not include the representations and warranties set forth in Articles II and III) under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;


     (c) by Company if (i) there shall have been a material breach of any representation or warranty on the part of Parent or Newco set forth in this Agreement (and such breach, individually or in the aggregate, has a Material Adverse Effect on Parent) or if any representation or warranty of Parent or Newco shall have become materially untrue, and such breach shall not have been cured or such representation or warranty shall not have been made true within
(20) twenty business days after notice by Company thereof and such failure to cure or make true results in a Material Adverse Effect on Parent, provided that Company has not materially breached any of its obligations (which shall not include the representations and warranties set forth in Article II) hereunder;
(ii) there shall have been a breach by Parent or Newco of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Parent or materially adversely affecting (or materially delaying) the consummation of the Merger, and Parent or Newco, as the case may be, has not cured such breach within twenty (20) business days after notice by Company thereof, provided that Company has not
                                      A-41
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materially breached any of its obligations (which shall not include the representations and warranties set forth in Article II) hereunder; (iii) Company Board has received a Superior Proposal, has complied with the provisions of
Section 4.5(b), and concurrently complies with the provisions of Section 6.3(a); or (iv) the Public Offering shall not have been consummated at a Per Share Offering Price of not less than six dollars ($6.00) with Net Offering Proceeds of at least seven million dollars ($7,000,000); or

     (d) by Parent and Newco if (i) there shall have been a material breach of any representation or warranty on the part of Company set forth in this Agreement (and such breach, individually or in the aggregate, would (x) materially impair the ability of Company to consummate the transactions contemplated hereby or (y) result or be reasonably likely to result in an expense, cost, loss or diminution in value to the business, results of operations or financial condition of Company and its subsidiaries in an amount in excess of one million dollars ($1,000,000); provided, however, that any individual breach that is aggregated with other matters to exceed one million dollars ($1,000,000) must exceed one hundred thousand dollars ($100,000) or if any representation or warranty of Company shall have become materially untrue, and such breach shall not have been cured or such representation or warranty shall not have been made true within twenty (20) business days after notice by Parent or Newco thereof and such failure to cure or make true would, individually or in the aggregate, (m) materially impair the ability of Company to consummate the transactions contemplated hereby or (n) result or be reasonably likely to result in an expense, cost, loss or diminution in value to the business, results of operations or financial condition of Company and its subsidiaries in an amount in excess of one million dollars ($1,000,000); provided, however, that any individual breach that is aggregated with other matters to exceed one million dollars ($1,000,000) must exceed one hundred thousand dollars ($100,000), provided that neither Parent nor Newco has materially breached any of their respective obligations (which shall not include the representations and warranties set forth in Article III) hereunder; (ii) there shall have been a breach by Company of its covenants or agreements hereunder having a Material Adverse Effect on Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and Company has not cured such breach within twenty (20) business days after notice by Parent or Newco thereof, provided that neither Parent nor Newco has materially breached any of their respective obligations (which shall not include the representations and warranties set forth in Article III) hereunder; (iii) Company Board shall have recommended to Company's stockholders a Superior Proposal; (iv) Company Board shall have withdrawn or materially weakened its recommendation of this Agreement or the Merger, provided that any disclosure that Company Board is compelled to make with respect to the receipt of a proposal for a Third Party Acquisition in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 shall not constitute the withdrawal or material weakening of Company Board's recommendation, provided, further, that such disclosure states that no action will be taken by Company Board with respect to the withdrawal of its recommendation of the transactions contemplated hereby or the approval or recommendation of any Third Party Acquisition except in accordance with Section 4.5(b); (v) the Public Offering shall not have been consummated at a Per Share Offering Price of not less than six dollars ($6.00) with net proceeds of at least seven million dollars ($7,000,000).

     SECTION 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this Section 6.2 and Sections 4.9(c) and 6.3 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement.

     SECTION 6.3. Fees and Expenses.

     In the event that this Agreement shall be terminated pursuant to:

        (a) Section 6.1(d)(iii) or Section 6.1(c)(iii), or

        (b) Section 6.1(d)(iv) and Company Board shall have withdrawn or materially weakened its recommendation following the receipt of an offer by a Third Party to consummate a Third Party Acquisition involving the payment of consideration to stockholders of Company with a value in excess of the Merger Consideration, then Parent and Newco would suffer direct and substantial damages. To compensate Parent and Newco for such damages, Company shall pay to Parent the amount of Parent's and Newco's aggregate expenses and costs incurred to third parties in connection with the transactions contemplated by this Agreement; provided, however, that the amount of damages payable by Company pursuant to this Section
6.3 shall not exceed $1.5 million to be paid immediately upon the occurrence of the event described in this Section 6.3 giving rise to such damages. It is specifically agreed that the amount to be paid pursuant to this Section 6.3 represents reimbursement for expenses and is not a penalty.

     SECTION 6.4. Amendment. This Agreement may be amended by action taken by Company, Parent and Newco at any time before or after approval of the Merger by the stockholders of Company but after any such approval no amendment shall be made which requires the approval of such stockholders under applicable law without such approval. This Agreement (including, subject to Section 4.15, Company Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

     SECTION 6.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                  ARTICLE VII

                                 MISCELLANEOUS

     SECTION 7.1. Survival of Representations and Warranties. The representations and warranties made herein shall terminate upon the Effective Time or upon the termination of this Agreement pursuant to Article VI above. This Section 7.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.

     SECTION 7.2. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Newco may assign any or all of its rights and obligations under this Agreement to any subsidiary of Parent, but no such assignment shall relieve Newco of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 7.3. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

     SECTION 7.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by commercial overnight delivery service of national reputation or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

        if to Parent or Newco:     Diedrich Coffee, Inc.
                                   2144 Michelson Drive
                                   Irvine, California 92612
                                   Facsimile: (949) 756-1144
                                   Attention: Tim Ryan, President & CEO

        with a copy to:            Gibson, Dunn & Crutcher LLP
                                   4 Park Plaza
                                   Irvine, California 92614
                                   Facsimile: (949) 451-4220
                                   Attention: John M. Williams, Esq.

        if to Company to:          Coffee People, Inc.
                                   11480 Commercial Parkway
                                   Castroville, California 95012
                                   Facsimile: (831) 633-0644
                                   Attention: Alton McEwen, President & CEO

        with a copy to:            Morgan, Lewis & Bockius LLP
                                   300 South Grand Avenue, 22nd fl.
                                   Los Angeles, California 90071
                                   Facsimile: (213) 612-2554
                                   Attention: Richard Maire, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     SECTION 7.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the principles of conflicts of law thereof.

     SECTION 7.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 7.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as provided in Section 7.2, nothing in this Agreement express or implied is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 7.8. Certain Definitions. For the purposes of this Agreement the term:

     (a) "AFFILIATE" means (except as otherwise provided in Sections 2.20 and 4.13) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

     (b) "BUSINESS DAY" means any day other than a day on which the NASDAQ National Market is closed;

     (c) "CAPITAL STOCK" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

     (d) "KNOWLEDGE" or "KNOWN" means, with respect to any matter in question, the actual knowledge of such matter by any executive officer of Company or Parent, as the case may be;

     (e) "PERSON" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity; and

     (f) "SUBSIDIARY" or "SUBSIDIARIES" of Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 7.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of Company or Parent or any officer, director, employee, agent, representative or investor of any party hereto.

     SECTION 7.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto is entitled to receive any payment or reimbursement of expenses pursuant to Sections 6.3(a) or (b) it shall not be entitled to specific performance to compel the consummation of the Merger.

     SECTION 7.11. Each Party to Bear Own Expenses. Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

     SECTION 7.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                               DIEDRICH COFFEE, INC., a Delaware corporation

                               By:     /s/ TIMOTHY J. RYAN
                                  ---------------------------------
                               Name: Timothy J. Ryan
                               Title: President and Chief Executive
                               Officer

                               CP ACQUISITION CORP., a Delaware corporation

                               By:     /s/ TIMOTHY J. RYAN
                                  ---------------------------------
                               Name: Timothy J. Ryan
                               Title: President

                               COFFEE PEOPLE, INC., an Oregon corporation

                               By:     /s/ ALTON W. MCEWEN
                                  ---------------------------------
                               Name: Alton W. McEwen
                               Title: President and Chief Executive
                               Officer

                                                                      APPENDIX B

                 FAIRNESS OPINION OF FIRST SECURITY VAN KASPER

March 15, 1999

Board of Directors
Diedrich Coffee, Inc.
2144 Michelson Drive
Irvine, California 92612

Gentlemen:

     You have requested that we render our opinion as to the fairness, from a financial point of view, to the stockholders of Diedrich Coffee, Inc., a Delaware corporation ("Diedrich") of a proposed reorganization and merger (the "Transaction") among Diedrich, Coffee People, Inc., an Oregon corporation ("Coffee People"), and CP Acquisition Corp., a newly formed Delaware corporation ("Newco") which is a wholly-owned subsidiary of Diedrich, pursuant to an Agreement and Plan of Merger, to be executed on or about March 16, 1999 (the "Agreement").

     A summary of the structure of the Transaction is as follows:

          1. Newco will merge with and into Coffee People, leaving Coffee People as the surviving entity in the merger. At the effective time of the merger, the issued and outstanding common stock of Coffee People (excluding shares held in treasury or by Diedrich) will be converted into the right to receive, in the aggregate: (i) $10,750,000; (ii) 1,500,000 shares of the common stock of Diedrich; (iii) the Net Offering Proceeds (as defined in section 4.4 of the Agreement) of the public offering to be filed by Diedrich pursuant to section 4.4 of the Agreement (the "Public Offering"), not to exceed $12,250,000; and (iv) if the Net Offering Proceeds are less than $12,250,000, that number of shares of the common stock of Diedrich which is equal to the difference between $12,250,000 and the Net Offering Proceeds, divided by the Per Share Offering Price (as defined in section
     4.4 of the Agreement) to the public in the Public Offering.

          2. All outstanding options and rights to purchase Coffee People's common stock will accelerate and be exercisable prior to the effective time of the merger. Prior to the effective time, all unexercised options and rights to purchase Coffee People's common stock, as well as related stock option and purchase plans, will be terminated.

          3. At the effective time of the merger, each outstanding share of Newco's common stock shall be converted into one share of the surviving corporation's common stock. Thus, following the merger, Coffee People, as the surviving entity to the merger, will be a wholly-owned subsidiary of Diedrich.

          We also understand that the Transaction is subject to the consummation of the Public Offering at a Per Share Offering Price of not less than $6.00 per share and with Net Offering Proceeds of at least $7,000,000.

     In connection with our opinion, among other things, we have: (i) held detailed discussions with the management of Diedrich and certain members of the management of Coffee People; (ii) reviewed the most recent draft of the Agreement in the form provided to us by Diedrich, which has been represented to us as the final version to be executed by the parties; (iii) reviewed certain publicly available documents for Diedrich and Coffee People; (iv) reviewed internal budgets and projections, marketing materials and press releases provided to us by Diedrich and Coffee People; (v) reviewed publicly available data and information for companies which we have determined to be comparable to Diedrich and Coffee People; (vi) reviewed the historical stock prices for Diedrich and Coffee People and other companies which we have determined to be comparable to Diedrich and Coffee People; (vii) reviewed available research reports for Diedrich and Coffee People and other companies which we have determined to be comparable to Diedrich and Coffee People; (viii) reviewed the financial terms of other recent business combinations; and (ix) conducted such other financial analysis as we have determined, based upon our judgment as investment bankers, to be appropriate for purposes of this opinion.

     In our review we have assumed, with your permission, that the documents to be prepared, used and signed by the parties to formally effect the Transaction, including the proxy or other disclosure material to be delivered to the stockholders of Diedrich and Coffee People to elicit any necessary consents to the Transaction, will effect the Transaction on the terms set forth in the draft Agreement, in the form provided to us by Diedrich, without material alteration.

     We have not negotiated the Transaction, provided any legal advice or advised you with respect to alternatives to the Transaction. Although we have performed a valuation of Coffee People using a number of commonly accepted methodologies, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Coffee People.

     In rendering this opinion, we have relied, without independent verification, on the accuracy and completeness of all of the financial and other information that was publicly available or furnished or otherwise communicated to us by Diedrich and Coffee People. With respect to financial projections provided to us, we have reviewed those projections and have made certain adjustments where we have determined it was appropriate to do so. Independent of the foregoing, we have assumed that the projections were reasonably prepared, based upon assumptions reflecting the best currently available estimates and good faith judgments of management as to the future performance and that neither the management of Diedrich, nor the management of Coffee People, has any information or beliefs that would make the projections misleading.

     Our opinion is based upon analysis of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and as they can be evaluated by us as of the date hereof.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction is fair to the stockholders of Diedrich from a financial point of view.

                                          Very truly yours,

                                             /s/ FIRST SECURITY VAN KASPER

                                          FIRST SECURITY VAN KASPER

                                                                      APPENDIX C

                   FAIRNESS OPINION OF BLACK & COMPANY, INC.

March 15, 1999

The Board of Directors
Coffee People, Inc.
11480 Commercial Parkway
Castroville, CA 95012

Ladies and Gentlemen:

     Coffee People, Inc. ("Coffee People") proposes to enter into an Agreement and Plan of Merger by and among Coffee People, Diedrich Coffee, Inc. ("Diedrich"), and CP Acquisition Corp., a wholly owned subsidiary of Diedrich ("Merger Sub"), dated as of March 16, 1999 (the "Merger Agreement"). Under the terms of the Merger Agreement, Merger Sub shall be merged with and into Coffee People, and Coffee People shall become a wholly owned subsidiary of Diedrich (the "Merger"). Holders of the outstanding common shares of Coffee People will receive in the aggregate the Merger Consideration, as defined in the Merger Agreement, consisting principally of $10,750,000 in cash, 1,500,000 newly-issued shares of Diedrich common stock and an additional amount in cash or a combination of cash and Diedrich common stock with an aggregate value of $12,250,000 (the "Offering Payment") based on the successful completion of a public offering of Diedrich common stock. The cash component of the Offering Payment is to be no less than $7,000,000. The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

     Coffee People has retained Black & Company, Inc. ("Black") solely to provide a fairness opinion to Coffee People in connection with the Merger. Pursuant to this engagement, Black was asked to render an opinion to the Board of Directors of Coffee People as to whether the aggregate cash and equity consideration to be paid to the Coffee People stockholders pursuant to the Merger Agreement is fair to the stockholders of Coffee People from a financial point of view. Coffee People and its majority stockholder have retained another financial advisor to advise them regarding various strategic alternatives, including in connection with the evaluation and negotiation of the Merger.

     As part of its investment banking services, Black is regularly engaged in the business of advising the management and boards of directors of corporations regarding the issuance of securities, providing advisory services for mergers and acquisitions, issuing fairness opinions, and providing market valuations. Previously, Black acted as investment banking advisor to Coffee People in connection with its merger with Gloria Jean's Inc., completed in May 1998, pursuant to which Second Cup became the majority stockholder of Coffee People. In addition, Black makes a market in the common stock of Coffee People. Pursuant to the terms of an engagement letter dated February 22, 1999, Coffee People has agreed to pay Black a fee of $75,000 for its services in connection with the rendering of this opinion. Coffee People has also agreed to reimburse Black for reasonable out-of-pocket expenses and to indemnify Black against certain liabilities relating to or arising out of services performed by Black in providing this fairness opinion to the directors of Coffee People.

     In arriving at the opinion set forth below, Black, among other things, (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available information concerning Coffee People and Diedrich; (iii) held discussions with members of senior management of Coffee People and Diedrich concerning the business prospects of Coffee People and Diedrich, respectively, including such managements' views as to the organization of the combined companies and strategies with respect to the Merger, (iv) reviewed certain operating and financial reports prepared by the managements of Coffee People and Diedrich; (v) reviewed
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

the recent reported prices and trading activity for the common stock of certain other companies engaged in businesses Black considered comparable to those of Coffee People and compared certain publicly available financial data for those comparable companies to similar data for Coffee People; (vi) reviewed the financial terms of certain other merger and acquisition transactions that Black deemed generally relevant; and (vii) performed and considered such other studies, analyses, inquiries and investigations as Black deemed appropriate.

     In connection with Black's review and for purposes of its opinion, Black did not independently verify any of the foregoing information and assumed (i) all such information is complete and accurate in all material respects, (ii) there have been no material changes in the assets, financial condition, results of operations, business or prospects of Coffee People or Diedrich since the respective dates of the last financial statements made available to Black and all material liabilities (contingent or otherwise, known or unknown) of Coffee People and Diedrich are as set forth in the respective financial statements,
(iii) no adjustments will be made to the material terms of the Merger Agreement from those set forth in the copies of the Merger Agreement delivered to Black prior to this date and (iv) as contemplated by the Merger Agreement the public offering of Diedrich common stock upon which the Offering Payment will be consummated at not less than $6.00 per share. With respect to the financial information of Coffee People and Diedrich provided to Black by the managements of Coffee People and Diedrich, Black has assumed for purposes of the opinion that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the operating and financial performance of Coffee People and Diedrich.

     Black did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Coffee People or Diedrich, nor did Black conduct a physical inspection of the properties and facilities of Coffee People or Diedrich in connection with its opinion. Black's opinion is necessarily based upon market, economic, financial and other conditions as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of this opinion. In rendering its opinion, Black does not express any opinion or make any determination as to what specific consideration should be paid to the stockholders of Coffee People in connection with the Merger. The opinion rendered by Black is limited to the evaluation and determination of whether the equity and cash consideration to be paid to the stockholders of Coffee People according to the Merger Agreement is fair, from a financial point of view, and does not address the underlying business decision of Coffee People and Diedrich to engage in the Merger. Black is not expressing any opinion as to the price at which Diedrich common stock will trade at any time. Black's opinion does not constitute a recommendation to any stockholder of Coffee People as to how such stockholder should vote on the proposed Merger Agreement.

     This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Coffee People only and may not be quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement on Form S-4 or proxy statement used in connection with the Merger Agreement so long as this letter is quoted in full in such registration statement on Form S-4 or proxy statement.

     Based upon and subject to the foregoing, it is Black's opinion that, as of the date hereof, the aggregate cash and equity consideration to be paid to the stockholders of Coffee People according to the Merger Agreement is fair to the stockholders of Coffee People from a financial point of view.

                                          Best regards,

                                          /s/ BLACK & COMPANY, INC.
                                          --------------------------------------
                                          BLACK & COMPANY, INC.

                                                                      APPENDIX D

                          1997 OREGON REVISED STATUTES
                     TITLE 7. CORPORATIONS AND PARTNERSHIPS
                        CHAPTER 60. PRIVATE CORPORATIONS
                               DISSENTERS' RIGHTS
                (RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES)
                       COPR. (C) 1997 BY STATE OF OREGON
                         LEGISLATIVE COUNSEL COMMITTEE
                     CURRENT THROUGH END OF 1997 REG. SESS.

60.551. Definitions for 60.551 to 60.594.

     As used in ORS 60.551 to 60.594:

        (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

        (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

        (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

        (4) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

        (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

        (7) "Shareholder" means the record shareholder or the beneficial shareholder.

60.554. Right to dissent.

     (1) Subject to subsection (2)of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

        (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

        (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

        (c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

        (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

             (B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141; or

        (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (3) Dissenters' rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders under ORS 60.491, unless the articles of incorporation otherwise provide.

60.557. Dissent by nominees and beneficial owners.

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

        (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

        (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

60.561. Notice of dissenters' rights.

     (1) If proposed corporate action creating dissenters' rights under ORS
60.554 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

     (2) If corporate action creating dissenters' rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send the shareholders entitled to assert dissenters' rights the dissenters' notice described in ORS 60.567.

60.564. Notice of intent to demand payment.

     (1) If proposed corporate action creating dissenters' rights under ORS
60.554 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

60.567. Dissenters' notice.

     (1) If proposed corporate action creating dissenters' rights under ORS
60.554 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of ORS 60.564.

     (2) The dissenters' notice shall be sent no later than 10 days after the corporate action was taken, and shall:

        (a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

        (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

        (c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

        (d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

        (e) Be accompanied by a copy of ORS 60.551 to 60.594.

60.571. Duty to demand payment.

     (1) A shareholder sent a dissenters' notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to ORS 60.567(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits the shareholder's shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

60.574. Share restrictions.

     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

60.577. Payment.

     (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

     (2) The payment must be accompanied by:

        (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

        (b) A statement of the corporation's estimate of the fair value of the shares;

        (c) An explanation of how the interest was calculated;

        (d) A statement of the dissenter's right to demand payment under ORS 60.587; and

        (e) A copy of ORS 60.551 to 60.594.

60.581. Failure to take action.

     (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under ORS 60.567 and repeat the payment demand procedure.

60.584. After-acquired shares.

     (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under ORS 60.587.

60.587. Procedure if shareholder dissatisfied with payment or offer.

     (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under ORS
60.577 or reject the corporation's offer under

ORS 60.584 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

        (a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

        (b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

        (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter's shares.

60.591. Court action.

     (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office is located, or if the principal office is not in this state, where the corporation's registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding is entitled to judgment for:

        (a) The amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

        (b) The fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under ORS 60.584.

60.594. Court costs and counsel fees.

     (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

     (2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

        (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

        (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited.

                                                                        APPENDIX


                              DIEDRICH COFFEE, INC.

                              AMENDED AND RESTATED

                            1996 STOCK INCENTIVE PLAN

                                    ARTICLE I
                                 PURPOSE OF PLAN

        The Company has adopted this Plan to promote the interests of the Company and its stockholders by using investment interests in the Company to attract, retain and motivate its management and other persons, to encourage and reward their contributions to the performance of the Company, and to align their interests with the interests of the Company's stockholders.

                                   ARTICLE II
                         EFFECTIVE DATE AND TERM OF PLAN

        2.1 TERM OF PLAN. This Plan became effective as of the Effective Date and shall continue in effect until the Expiration Date, at which time this Plan shall automatically terminate.

        2.2 EFFECT ON AWARDS. Awards may be granted during the Plan Term, but no Awards may be granted after the Plan Term. Notwithstanding the foregoing, each Award properly granted under this Plan during the Plan Term shall remain in effect after termination of this Plan until such Award has been exercised, terminated, or expired in accordance with its terms and the terms of this Plan.

        2.3 STOCKHOLDER APPROVAL. This Plan shall be approved by the Company's stockholders within 12 months after the Effective Date. The effectiveness of any Awards granted prior to such stockholder approval shall be subject to such stockholder approval.

                                   ARTICLE III
                             SHARES SUBJECT TO PLAN


        3.1 NUMBER OF SHARES. The maximum number of shares of Common Stock that may be issued pursuant to Awards granted under this Plan shall be 775,000, subject to adjustment as set forth in Section 3.4.


        3.2 SOURCE OF SHARES. The Common Stock to be issued under this Plan will be made available, at the discretion of the Board, either from authorized but unissued shares of Common Stock or from previously issued shares of Common Stock reacquired by the Company, including without limitation shares purchased on the open market.

        3.3 AVAILABILITY OF UNUSED SHARES. Shares of Common Stock subject to unexercised portions of any Award granted under this Plan that expire, terminate or are cancelled, and shares of Common Stock issued pursuant to an Award under this Plan that are reacquired by the Company pursuant to the terms of the Award under which such shares were issued, will again become available for the grant of further Awards under this Plan.

        3.4 ADJUSTMENT PROVISIONS.

        (a) If (i) the outstanding shares of Common Stock of the Company are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed in respect of such shares of Common Stock (or any stock or securities received with respect to such Common Stock), through merger, consolidation, sale or exchange of all or substantially all of the properties of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, spin-off or other distribution with respect to such shares of Common Stock (or any stock or securities received with respect to such Common Stock), or (ii) the value of the outstanding shares of Common Stock of the Company is reduced by reason of an extraordinary cash dividend, an appropriate and proportionate adjustment may be made in (1) the maximum number and kind of shares subject to this Plan as provided in Section 3.1, (2) the number and kind of shares or other securities subject to then outstanding Awards, and/or (3) the price for each share or other unit of any other securities subject to then outstanding Awards.

        (b) No fractional interests will be issued under the Plan resulting from any adjustments.

        (c) To the extent any adjustments relate to stock or securities of the Company, such adjustments shall be made by the Administering Body, whose determination in that respect shall be final, binding and conclusive.

        (d) The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

        (e) No adjustment to the terms of an Incentive Stock Option shall be made unless such adjustment either (i) would not cause the Option to lose its status as an Incentive Stock Option or (ii) is agreed to in writing by the Administering Body and the Recipient.

        3.5 RESERVATION OF SHARES. The Company will at all times reserve and keep available such number of shares of Common Stock as shall equal at least the number of shares of Common Stock subject to then outstanding Awards issuable in shares of Common Stock under this Plan.

                                   ARTICLE IV
                             ADMINISTRATION OF PLAN

        4.1 ADMINISTERING BODY.

        (a) Subject to the provisions of Section 4.1(b)(ii), this Plan shall be administered by the Board or by a Committee of the Board appointed pursuant to
Section 4.1(b).

        (b) (i) The Board in its sole discretion may from time to time appoint a Committee of not less than two Board members to administer this Plan and, subject to applicable law, to exercise all of the powers, authority and discretion of the Board under this Plan. The Board may from time to time increase or decrease (but not below two) the number of members of the Committee, remove from membership on the Committee all or any portion of its members, and/or appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation or otherwise. The Board may disband the Committee at any time and revest in the Board the administration of this Plan.

        (ii) Notwithstanding the foregoing provisions of this Section 4.1(b) to the contrary, as long as the Company is an Exchange Act Registered Company, (1) the Board shall appoint the Committee, (2) this Plan shall be administered by the Committee, and (3) each of the Committee's members shall be Disinterested Directors, and in addition, if Awards are to be made to persons subject to
Section 162(m) of the IRC and such Awards are intended to constitute Performance Based Compensation, then each of the Committee's members shall, in addition to being a Disinterested Director, also be an Outside Director.

        (iii) The Committee shall report to the Board the names of Eligible Persons granted Awards, the number of shares of Common Stock covered by each Award, and the terms and conditions of each such Award.

        4.2 AUTHORITY OF ADMINISTERING BODY.

        (a) Subject to the express provisions of this Plan, the Administering Body shall have the power to interpret and construe this Plan and any Award Documents or other documents defining the rights and obligations of the Company and Recipients hereunder and thereunder, to determine all questions arising hereunder and thereunder, to adopt and amend such rules and regulations for the administration hereof and thereof as it may deem desirable, and otherwise to carry out the terms of this Plan and such Award Documents and other documents. The interpretation and construction by the Administering Body of any provisions of this Plan or of any Award shall be conclusive and binding. Any action taken by, or inaction of, the Administering Body relating to this Plan or any Awards shall be within the absolute discretion of the Administering Body and shall be conclusive and binding upon all persons. Subject only to compliance with the express provisions hereof, the Administering Body may act in its absolute discretion in matters related to this Plan and any and all Awards.

        (b) Subject to the express provisions of this Plan, the Administering Body may from time to time in its discretion select the Eligible Persons to whom, and the time or times at which, Incentive Awards shall be granted or sold, the nature of each Incentive Award, the number of shares of Common Stock or the number of rights that make up or underlie each Incentive Award, the period for the exercise of each Incentive Award, and such other terms and conditions applicable to each individual Incentive Award as the Administering Body shall determine. The Administering Body may grant at any time new Incentive Awards to an Eligible Person who has previously received Incentive Awards or other grants (including other stock options) whether such prior Incentive Awards or such other grants are still outstanding, have previously been exercised as a whole or in part, or are cancelled in connection with the issuance of new Incentive Awards. The Administering Body may grant Incentive Awards singly or in combination or in tandem with other Incentive Awards as it determines in its discretion. The purchase price, exercise price, initial value and any and all other terms and conditions of the Incentive Awards may be established by the Administering Body without regard to existing Incentive Awards or other grants.

        (c) Any action of the Administering Body with respect to the administration of this Plan shall be taken pursuant to a majority vote of the authorized number of members of the Administering Body or by the unanimous written consent of its members; provided, however, that (i) if the Administering Body is the Committee and consists of two members, then actions of the Administering Body must be unanimous, and (ii) if the Administering Body is the Board, actions taken at a meeting of the Board shall be valid if approved by directors constituting a majority of the required quorum for such meeting.

        4.3 NO LIABILITY. No member of the Board or the Committee or any designee thereof will be liable for any action or inaction with respect to this Plan or any Award or any transaction arising under this Plan or any Award except in circumstances constituting bad faith of such member.

        4.4 AMENDMENTS.

        (a) The Administering Body may, insofar as permitted by applicable law, rule or regulation, from time to time suspend or discontinue this Plan or revise or amend it in any respect whatsoever, and this Plan as so revised or amended will govern all Awards hereunder, including those granted before such revision or amendment; provided, however, that no such revision or amendment shall alter, impair or diminish any rights or obligations under any Award theretofore granted under this Plan without the written consent of the Recipient to whom such Award was granted. Without limiting the generality of the foregoing, the Administering Body is authorized to amend this Plan to comply with or take advantage of amendments to applicable laws, rules or regulations, including amendments to the Securities Act, Exchange Act or the IRC or any rules or regulations promulgated thereunder. No stockholder approval of any amendment or revision shall be required unless (i) such approval is required by applicable law, rule or regulation or (ii) an amendment or revision to this Plan would materially increase the number of shares subject to this Plan (as adjusted under Section 3.4), materially modify the requirements as to eligibility for participation in this Plan, extend the final date upon which Awards may be granted under this Plan, or otherwise materially increase the benefits accruing to Recipients in a manner not specifically contemplated herein, or affect this Plan's compliance with Rule 16b-3 or applicable provisions of or regulations under the IRC, and stockholder approval of the amendment or revision is required to comply with Rule 16b-3 or applicable provisions of or rules under the IRC.

        (b) The Administering Body may, with the written consent of a Recipient, make such modifications in the terms and conditions of an Incentive Award as it deems advisable. Without limiting the generality of the foregoing, the Administering Body may, in its discretion with the written consent of the Recipient, at any time and from time to time after the grant of any Incentive Award accelerate or extend the vesting or exercise period of any Incentive Award as a whole or in part, and adjust or reduce the purchase or exercise price of Incentive Awards held by such Recipient by cancellation of such Incentive Awards and granting of Incentive Awards at lower purchase or exercise prices or by modification, extension or renewal of such Incentive Awards. In the case of Incentive Stock Options, Recipients acknowledge that extensions of the exercise period may result in the loss of the favorable tax treatment afforded incentive stock options under Section 422 of the IRC.

        (c) Except as otherwise provided in this Plan or in the applicable Award Document, no amendment, revision, suspension or termination of this Plan will, without the written consent of the Recipient, alter, terminate, impair or adversely affect any right or obligation under any Award previously granted under this Plan.

        4.5 OTHER COMPENSATION PLANS. The adoption of this Plan shall not affect any other stock option, incentive or other compensation plans in effect for the Company, and this Plan shall not preclude the Company from establishing any other forms of incentive or other compensation for employees, directors, advisors or consultants of the Company, whether or not approved by stockholders.

        4.6 PLAN BINDING ON SUCCESSORS. This Plan shall be binding upon the successors and assigns of the Company.

        4.7 REFERENCES TO SUCCESSOR STATUTES, REGULATIONS AND RULES. Any reference in this Plan to a particular statute, regulation or rule shall also refer to any successor provision of such statute, regulation or rule.

        4.8 ISSUANCES FOR COMPENSATION PURPOSES ONLY. This Plan constitutes an "employee benefit plan" as defined in Rule 405 promulgated under the Securities Act. Awards to eligible employees or directors shall be made for any lawful consideration, including compensation for services rendered, promissory notes or otherwise. Awards to consultants and advisors shall be made only in exchange for bona fide services rendered by such consultants or advisors and such services must not be in connection with the offer and sale of securities in a capital-raising transaction.

        4.9 INVALID PROVISIONS. In the event that any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability shall not be construed as rendering any other provisions contained herein invalid or unenforceable, and all such other provisions shall be given full force and effect to the same extent as though the invalid and unenforceable provision were not contained herein.

        4.10 GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Delaware, without giving effect to the principles of the conflicts of laws thereof.

                                    ARTICLE V
                            GENERAL AWARD PROVISIONS

        5.1 PARTICIPATION IN PLAN.

        (a) A person shall be eligible to receive grants of Incentive Awards under this Plan if, at the time of the grant of the Incentive Award, such person is an Eligible Person.


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        (b) Incentive Stock Options may be granted only to Eligible Persons meeting the employment requirements of Section 422 of the IRC.

        (c) Notwithstanding anything to the contrary herein, the Administering Body may, in order to fulfill the purposes of this Plan, modify grants of Incentive Awards to Recipients who are foreign nationals or employed outside of the United States to recognize differences in applicable law, tax policy or local custom.

        5.2 AWARD DOCUMENTS.

        (a) Each Award granted under this Plan shall be evidenced by an agreement duly executed on behalf of the Company and by the Recipient or, in the Committee's discretion, a confirming memorandum issued by the Company to the Recipient, setting forth such terms and conditions applicable to the Award as the Committee may in its discretion determine. Award Documents may but need not be identical and shall comply with and be subject to the terms and conditions of this Plan, a copy of which shall be provided to each Recipient and incorporated by reference into each Award Document. Any Award Document may contain such other terms, provisions and conditions not inconsistent with this Plan as may be determined by the Committee.

        (b) In case of any conflict between this Plan and any Award Document, this Plan shall control.

        5.3 EXERCISE OF STOCK OPTIONS. No Stock Option shall be exercisable except in respect of whole shares, and fractional share interests shall be disregarded. Not less than 100 shares of Common Stock (or such other amount as is set forth in the applicable Award Documents) may be purchased at one time and Stock Options must be exercised in multiples of 100 unless the number purchased is the total number at the time available for purchase under the terms of the Stock Option. A Stock Option shall be deemed to be exercised when the Secretary or other designated official of the Company receives written notice of such exercise from the Recipient, together with payment of the exercise price made in accordance with Section 5.4 and any amounts required under Section 5.11. Notwithstanding any other provision of this Plan, the Administering Body may impose, by rule and/or in Award Documents, such conditions upon the exercise of Stock Options (including without limitation conditions limiting the time of exercise to specified periods) as may be required to satisfy applicable regulatory requirements, including without limitation Rule 16b-3 and Rule 10b-5 under the
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Exchange Act, or as required under Section 5.12 hereof or other applicable section of or regulation under the IRC.

        5.4 PAYMENT FOR AWARDS.

        (a) Payment of Exercise Price. The exercise price or other payment for an Award shall be payable upon the exercise of a Stock Option or upon other purchase of shares pursuant to an Award granted hereunder by delivery of legal tender of the United States or payment of such other consideration as the Administering Body may from time to time deem acceptable in any particular instance.

        (b) The Company may assist any person to whom an Award is granted hereunder (including without limitation any officer or eligible director of the Company) in the payment of the purchase price or other amounts payable in connection with the receipt or exercise of that Award, by lending such amounts to such person on such terms and at such rates of interest and upon such security (if any) as shall be approved by the Administering Body.

        (c) In the discretion of the Administering Body, Awards may be exercised by capital stock of the Company delivered in transfer to the Company by or on behalf of the person exercising the Award and duly endorsed in blank or accompanied by stock powers duly endorsed in blank, with signatures guaranteed in accordance with the Exchange Act if required by the Administering Body, or retained by the Company from the stock otherwise issuable upon exercise or surrender of vested and/or exercisable Awards or other equity incentive awards previously granted to the Recipient and being exercised (if applicable) (in either case valued at Fair Market Value as of the exercise date); or such other consideration as the Administering Body may from time to time in the exercise of its discretion deem acceptable in any particular instance; provided, however, that the Administering Body may, in the exercise of its discretion, (i) allow exercise of an Award in a broker-assisted or similar transaction in which the exercise price is not received by the Company until promptly after exercise, and/or (ii) allow the Company to loan the exercise price to the person entitled to exercise the Award, if the exercise will be followed by a prompt sale of some or all of the underlying shares and a portion of the sale proceeds is dedicated to full payment of the exercise price and amounts required pursuant to Section 5.11.

        5.5 NO EMPLOYMENT RIGHTS. Nothing contained in this Plan (or in Award Documents or in any other documents related to this Plan or to Awards granted hereunder) shall confer upon any Eligible Person or Recipient any right to continue in the employ of the Company or any Affiliated Entity or constitute any contract or agreement of employment or engagement, or interfere in any way with the right of the Company or any Affiliated Entity to reduce such person's compensation or other benefits or to terminate the employment or engagement of




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such Eligible Person or Recipient, with or without cause. Except as expressly provided in this Plan or in any statement evidencing the grant of an Award pursuant to this Plan, the Company shall have the right to deal with each Recipient in the same manner as if this Plan and any such statement evidencing the grant of an Award pursuant to this Plan did not exist, including without limitation with respect to all matters related to the hiring, discharge, compensation and conditions of the employment or engagement of the Recipient. Any question(s) as to whether and when there has been a termination of a Recipient's employment or engagement, the reason (if any) for such termination, and/or the consequences thereof under the terms of this Plan or any statement evidencing the grant of an Award pursuant to this Plan shall be determined by the Administering Body and the Administering Body's determination thereof shall be final and binding.

        5.6 RESTRICTIONS UNDER APPLICABLE LAWS AND REGULATIONS.

        (a) All Awards granted under this Plan shall be subject to the requirement that, if at any time the Company shall determine, in its discretion, that the listing, registration or qualification of the shares subject to Awards granted under this Plan upon any securities exchange or under any federal, state or foreign law, or the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such an Award or the issuance, if any, or purchase of shares in connection therewith, such Award may not be exercised as a whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company. During the term of this Plan, the Company will use its reasonable efforts to seek to obtain from the appropriate regulatory agencies any requisite qualifications, consents, approvals or authorizations in order to issue and sell such number of shares of its Common Stock as shall be sufficient to satisfy the requirements of this Plan. The inability of the Company to obtain from any such regulatory agency having jurisdiction thereof the qualifications, consents, approvals or authorizations deemed by the Company to be necessary for the lawful issuance and sale of any shares of its Common Stock hereunder shall relieve the Company of any liability in respect of the nonissuance or sale of such stock as to which such requisite authorization shall not have been obtained.

        (b) The Company shall be under no obligation to register or qualify the issuance of Awards or underlying shares under the Securities Act or applicable state securities laws. Unless the issuance of Awards and underlying shares have been registered under the Securities Act and qualified or registered under applicable state securities laws, the Company shall be under no obligation to issue any Awards or underlying shares of Common Stock covered by any Award unless the Awards and underlying shares may be issued pursuant to applicable exemptions from such registration or qualification requirements. In connection with any such exempt issuance, the Administering Body may require the Recipient to provide a written representation and undertaking to the Company, satisfactory in form and scope to the Company and upon which the Company may reasonably rely, that such Recipient is acquiring such Awards and underlying shares for such Recipient's own account as an investment and not with a view to, or for sale in connection with, the distribution of any such shares of stock, and that such person will make no transfer of the same except in compliance with any rules and regulations in force at the time of such transfer under the Securities Act and other applicable law, and that if shares of stock are issued without such registration, a legend to this effect (together with any other legends deemed appropriate by the Administering Body) may be endorsed upon the securities so issued. The Company may also order its transfer agent to stop transfers of such shares. The Administering Body may also require the Recipient to provide the Company such information and other documents as the Administering Body may request in order to satisfy the Administering Body as to the investment sophistication and experience of the Recipient and as to any other conditions for compliance with any such exemptions from registration or qualification.

        5.7 ADDITIONAL CONDITIONS. Any Incentive Award may also be subject to such other provisions (whether or not applicable to any other Award or Recipient) as the Administering Body determines appropriate including without limitation provisions to assist the Recipient in financing the purchase of Common Stock through the exercise of Stock Options, provisions for the forfeiture of or restrictions on resale or other disposition of shares of Common Stock acquired under any form of benefit, provisions giving the Company the right to repurchase shares of Common Stock acquired under any form of benefit in the event the Recipient elects to dispose of such shares, and provisions to comply with federal and state securities laws and federal and state income tax withholding requirements.

        5.8 NO PRIVILEGES OF STOCK OWNERSHIP. Except as otherwise set forth herein, a Recipient or a permitted transferee of an Award shall have no rights as a stockholder with respect to any shares issuable or issued in connection with the Award until the date of the receipt by the Company of all amounts payable in connection with exercise of the Award and performance by the Recipient of all obligations thereunder. Status as an Eligible Person shall not be construed as a commitment that any Award will be granted under this Plan to an Eligible Person or to Eligible Persons generally. No person shall have any right, title or interest in any fund or in any specific asset (including shares of capital stock) of the Company by reason of any Award granted hereunder.


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Neither this Plan (or any documents related hereto) nor any action taken pursuant hereto shall be construed to create a trust of any kind or a fiduciary relationship between the Company and any person. To the extent that any person acquires a right to receive an Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

        5.9 NONASSIGNABILITY. No Award granted under this Plan shall be assignable or transferable except (i) by will or by the laws of descent and distribution, or (ii) subject to the final sentence of this Section 5.9, upon dissolution of marriage pursuant to a qualified domestic relations order or, in the discretion of the Administering Body and under circumstances that would not adversely affect the interests of the Company, pursuant to a nominal transfer that does not result in a change in beneficial ownership. During the lifetime of a Recipient, an Award granted to such person shall be exercisable only by the Recipient (or the Recipient's permitted transferee) or such person's guardian or legal representative. Notwithstanding the foregoing, (i) no Award owned by a Recipient subject to Section 16 of the Exchange Act may be assigned or transferred in any manner inconsistent with Rule 16b-3, and (ii) Incentive Stock Options (or other Awards subject to transfer restrictions under the IRC) may not be assigned or transferred in violation of Section 422(b)(5) of the IRC (or any comparable or successor provision) or the regulations thereunder, and nothing herein is intended to allow such assignment or transfer.

        5.10 INFORMATION TO RECIPIENTS.

        (a) The Administering Body in its sole discretion shall determine what, if any, financial and other information shall be provided to Recipients and when such financial and other information shall be provided after giving consideration to applicable federal and state laws, rules and regulations, including without limitation applicable federal and state securities laws, rules and regulations.

        (b) The furnishing of financial and other information that is confidential to the Company shall be subject to the Recipient's agreement that the Recipient shall maintain the confidentiality of such financial and other information, shall not disclose such information to third parties, and shall not use the information for any purpose other than evaluating an investment in the Company's securities under this Plan. The Administering Body may impose other restrictions on the access to and use of such confidential information and may require a Recipient to acknowledge the Recipient's obligations under this
Section 5.10(b) (which acknowledgment shall not be a condition to Recipient's obligations under this Section 5.10(b)).


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        5.11 WITHHOLDING TAXES. Whenever the granting, vesting or exercise of any Award granted under this Plan, or the transfer of any shares issued upon exercise of any Award, gives rise to tax or tax withholding liabilities or obligations, the Administering Body shall have the right to require the Recipient to remit to the Company an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to issuance of such shares. The Administering Body may, in the exercise of its discretion, allow satisfaction of tax withholding requirements by accepting delivery of stock of the Company or by withholding a portion of the stock otherwise issuable in connection with an Award.

        5.12 LEGENDS ON AWARDS AND STOCK CERTIFICATES. Each Award Document and each certificate representing shares acquired upon vesting or exercise of an Award shall be endorsed with all legends, if any, required by applicable federal and state securities and other laws to be placed on the Award Document and/or the certificate. The determination of which legends, if any, shall be placed upon Award Documents or the certificates shall be made by the Administering Body in its sole discretion and such decision shall be final and binding.

        5.13 EFFECT OF TERMINATION OF EMPLOYMENT ON INCENTIVE AWARDS.

             (i) Termination for Just Cause. Subject to subsection (iii) below, and except as otherwise provided in a written agreement between the Company and the Recipient, which may be entered into at any time before or after termination of employment, in the event of a Just Cause Dismissal of a Recipient all of the Recipient's unexercised Stock Options, whether or not vested, shall expire and become unexercisable as of the date of such Just Cause Dismissal.

             (ii) Termination other than for Just Cause. Subject to subsection
(iii) below, and except as otherwise provided in a written agreement between the Company and the Recipient, which may be entered into at any time before or after termination of employment, in the event of a Recipient's termination of employment for:

                  (A) death, Permanent Disability or normal retirement, the
             Recipient's unexercised Options shall, whether or not vested, expire and become unexercisable as of the earlier of (1) the date such Stock Options would expire in accordance with their terms had the Recipient remained employed and (2) six months after the date of employment termination.

                  (B) any reason other than for Just Cause Dismissal, death,
             Permanent Disability or normal retirement, the Recipient's Stock Options, whether or not vested, shall expire and become unexercisable as of the earlier of (1) the date such Stock
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Options would expire in accordance with their terms had the Recipient remained employed and (2) thirty days after the date of employment termination.

            (iii) Alteration of Vesting and Exercise Periods. Notwithstanding anything to the contrary in subsections (i) or (ii) above, the Administering Body may in its discretion designate shorter or longer periods to exercise Stock Options following a Recipient's termination of employment; provided, however, that any shorter periods determined by the Administering Body shall be effective only if provided for in the instrument that evidences the grant to the Recipient of such Stock Options or if such shorter period is agreed to in writing by the Recipient. Notwithstanding anything to the contrary herein, Stock Options shall be exercisable by a Recipient (or the Recipient's successor in interest) following such Recipient's termination of employment only to the extent that installments thereof had become exercisable on or prior to the date of such termination; provided, however, that the Administering Body may, in its discretion, elect to accelerate the vesting of all or any portion of any Stock Options that had not become exercisable on or prior to the date of such termination.

            (iv) Leave of Absence. In the case of any employee on an approved leave of absence, the Administering Body may make such provision respecting continuance of a Stock Option as the Administering Body in its discretion deems appropriate, except that in no event shall a Stock Option be exercisable after the date such Stock Options would expire in accordance with its terms had the Recipient remained continuously employed.

            5.15 LIMITS ON AWARDS TO CERTAIN ELIGIBLE PERSONS. Notwithstanding any other provision of this Plan, no one Eligible Person shall be granted any Awards with respect to more than 200,000 shares of Common Stock in any one calendar year; provided, however, that this limitation shall not apply if it is not required in order for the compensation attributable to Awards hereunder to qualify as Performance-Based Compensation. The limitation set forth in this
Section 5.15 shall be subject to adjustment as provided in Section 3.4 or under
Article VII, but only to the extent such adjustment would not affect the status of compensation attributable to Awards hereunder as Performance-Based Compensation.

            5.16 SPECIAL PROVISIONS REGARDING CALIFORNIA PERMITTED PLAN. Notwithstanding any provisions of this Plan to the contrary, during any period that this Plan constitutes a California Permitted Plan, the terms of any Awards granted during such period shall comply with the California Commissioner's guidelines for options granted to and share purchases by employees, directors and consultants as set forth in the California Securities Rules Sections
260.140.41 and 260.140.42 in effect at the time the California Commissioner issues the qualification permit for this Plan, unless and to the extent any such compliance is waived by the California Commissioner. As of the Effective Date, such guidelines require, among other matters (i) that the option exercise price of Stock Options be not less than 85% of the fair value of the underlying shares as of the grant date of the Stock Option, with the exercise price to be not less than 110% of the fair value as of such date in the case of Stock Options granted to Significant Shareholders; (ii) the right to exercise a Stock Option at a rate of at least 20% per year over a five-year period commencing with the option grant date; (iii) in the case of stock purchases, a purchase price of at least 85% of the fair value of the shares at the time the stock purchase right is granted or consummated, with the price to be 100% of the fair value of the shares at such dates in the case of stock purchases by Significant Stockholders; and (iv) that Recipients receive financial statements of the Company at least annually.

                                   ARTICLE VI
                                INCENTIVE AWARDS

        6.1 STOCK OPTIONS.

        (a) Nature of Stock Options. Stock Options may be Incentive Stock Options or Nonqualified Stock Options.

        (b) Option Exercise Price. The exercise price for each Stock Option shall be determined by the Administering Body as of the date such Stock Option is granted. The exercise price may be greater than or less than the Fair Market Value of the Common Stock subject to the Option, provided that in no event shall the exercise price be less than the par value of the shares of Common Stock subject to the Stock Option. The Administering Body may, with the consent of the Recipient and subject to compliance with statutory or administrative requirements applicable to Incentive Stock Options, amend the terms of any Stock Option to provide that the exercise price of the shares remaining subject to the Stock Option shall be reestablished at a price not less than 100% of the Fair Market Value of the Common Stock on the effective date of the amendment. No modification of any other term or provision of any Stock Option which is amended in accordance with the foregoing shall be required, although the Administering Body may, in its discretion, make such further modifications of any such Stock Option as are not inconsistent with this Plan.



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        (c) Option Period and Vesting. Stock Options granted hereunder shall vest and may be exercised as determined by the Administering Body, except that exercise of such Stock Options after termination of the Recipient's employment shall be subject to Section 5.13. Each Stock Option granted hereunder and all rights or obligations thereunder shall expire on such date as shall be determined by the Administering Body, but not later than 10 years after the date the Stock Option is granted and shall be subject to earlier termination as provided herein or in the Award Document. The Administering Body may in its discretion at any time and from time to time after the grant of a Stock Option accelerate vesting of such Option as a whole or in part by increasing the number of shares then purchasable, provided that the total number of shares subject to such Stock Option may not be increased. Except as otherwise provided herein, a Stock Option shall become exercisable, as a whole or in part, on the date or dates specified by the Administering Body and thereafter shall remain exercisable until the expiration or earlier termination of the Stock Option.

        (d) Special Provisions Regarding Incentive Stock Options.

            (i) Notwithstanding anything in this Section 6.1 to the contrary, the exercise price and vesting period of any Stock Option intended to qualify as an Incentive Stock Option shall comply with the provisions of Section 422 of the IRC and the regulations thereunder. As of the Effective Date, such provisions require, among other matters, that (A) the exercise price must not be less than the Fair Market Value of the underlying stock as of the date the Incentive Stock Option is granted, and not less than 110% of the Fair Market Value as of such date in the case of a grant to a Significant Stockholder; and (B) that the Incentive Stock Option not be exercisable after the expiration of five years from the date of grant in the case of an Incentive Stock Option granted to a Significant Stockholder.

            (ii) The aggregate Fair Market Value (determined as of the respective date or dates of grant) of the Common Stock for which one or more Options granted to any Recipient under this Plan (or any other option plan of the Company or any of its subsidiaries or affiliates) may for the first time become exercisable as Incentive Stock Options under the federal tax laws during any one calendar year shall not exceed $100,000.

            (iii) Any Options granted as Incentive Stock Options pursuant to this Plan that for any reason fail or cease to qualify as such shall be treated as Nonqualified Stock Options.

        6.2 RESTRICTED STOCK.

        (a) Award of Restricted Stock. The Administering Body shall determine the Purchase Price (if any), the terms of payment of the Purchase Price, the restrictions upon the Restricted Stock, and when such restrictions

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shall lapse.

        (b) Requirements of Restricted Stock. All shares of Restricted Stock granted or sold pursuant to this Plan will be subject to the following conditions:

            (i) No Transfer. The shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, alienated or encumbered until the restrictions are removed or expire;

            (ii) Certificates. The Administering Body may require that the certificates representing Restricted Stock granted or sold to a Recipient pursuant to this Plan remain in the physical custody of an escrow holder or the Company until all restrictions are removed or expire;

            (iii) Restrictive Legends. Each certificate representing Restricted Stock granted or sold to a Recipient pursuant to this Plan will bear such legend or legends making reference to the restrictions imposed upon such Restricted Stock as the Administering Body in its discretion deems necessary or appropriate to enforce such restrictions; and

            (iv) Other Restrictions. The Administering Body may impose such other conditions on Restricted Stock as the Administering Body may deem advisable including without limitation restrictions under the Securities Act, under the Exchange Act, under the requirements of any stock exchange upon which such Restricted Stock or shares of the same class are then listed and under any blue sky or other securities laws applicable to such shares.

        (c) Lapse of Restrictions. The restrictions imposed upon Restricted Stock will lapse in accordance with such terms or other conditions as are determined by the Administering Body.

        (d) Rights of Recipient. Subject to the provisions of Section 6.2(b) and any restrictions imposed upon the Restricted Stock, the Recipient will have all rights of a stockholder with respect to the Restricted Stock granted or sold to such Recipient under this Plan, including without limitation the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto.

        (e) Termination of Employment. Unless the Administering Body in its discretion determines otherwise, upon a Recipient's termination of employment for any reason, all of the Recipient's Restricted Stock remaining subject to restrictions imposed pursuant to this Plan on the date of such termination of employment shall be repurchased by the Company at the Purchase Price (if any).

        6.3 STOCK APPRECIATION RIGHTS.

        (a) Granting of Stock Appreciation Rights. The Administering Body may at any time and from time to time approve the grant to Eligible Persons of Stock Appreciation Rights, related or unrelated to Stock Options.

        (b) SARs Related to Options.

            (i) A Stock Appreciation Right granted in connection with a Stock Option granted under this Plan will entitle the holder of the related Stock Option, upon exercise of the Stock Appreciation Right, to surrender such Stock Option, or any portion thereof to the extent previously vested but unexercised, with respect to the number of shares as to which such Stock Appreciation Right is exercised, and to receive payment of an amount computed pursuant to Section 6.3(b)(iii). Such Stock Option will, to the extent surrendered, then cease to be exercisable.

            (ii) A Stock Appreciation Right granted in connection with a Stock Option hereunder will be exercisable at such time or times, and only to the extent that, the related Stock Option is exercisable, and will not be transferable except to the extent that such related Stock Option may be transferable.

            (iii) Upon the exercise of a Stock Appreciation Right related to a Stock Option, the Recipient will be entitled to receive payment of an amount determined by multiplying: (i) the difference obtained by subtracting the exercise price of a share of Common Stock specified in the related Stock Option from the Fair Market Value of a share of Common Stock on the date of exercise of such Stock Appreciation Right (or as of such other date or as of the occurrence of such event as may have been specified in the instrument evidencing the grant of the Stock Appreciation Right), by (ii) the number of shares as to which such Stock Appreciation Right is exercised.

        (c) SARs Unrelated to Options. The Administering Body may grant Stock Appreciation Rights unrelated to Stock Options to Eligible Persons. Section 6.3(b)(iii) shall be used to determine the amount payable at exercise under such Stock Appreciation Right, except that in lieu of the Option exercise price specified in the related Stock Option the initial base amount specified in the Incentive Award shall be used.

        (d) Limits. Notwithstanding the foregoing, the Administering Body, in its discretion, may place a dollar limitation on the maximum amount that will be payable upon the exercise of a Stock Appreciation Right under this Plan.

        (e) Payments. Payment of the amount determined under the foregoing provisions may be made solely in whole shares of Common Stock valued at their Fair Market Value on the date of exercise of the Stock Appreciation Right or, alternatively, at the sole discretion of the Administering Body, in cash or in a combination of cash and shares of Common Stock as the Administering Body deems advisable. The Administering Body has full discretion to determine the form in which payment of a Stock Appreciation Right will be made and to consent to or disapprove the election of a Recipient to receive cash in full or partial settlement of a Stock Appreciation Right. If the Administering Body decides to make full payment in shares of Common Stock, and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

        (f) Rule 16b-3. The Administering Body may, at the time a Stock Appreciation Right is granted, impose such conditions on the exercise of the Stock Appreciation Right as may be required to satisfy the requirements of Rule 16b-3 (or any other comparable provisions in effect at the time or times in question).

        6.4 STOCK PAYMENTS. The Administering Body may approve Stock Payments of the Company's Common Stock to any Eligible Person for all or any portion of the compensation (other than base salary) or other payment that would otherwise become payable by the Company to the Eligible Person in cash.

        6.5 DIVIDEND EQUIVALENTS. The Administering Body may grant Dividend Equivalents to any Recipient who has received a Stock Option, SAR or other Incentive Award denominated in shares of Common Stock. Such Dividend Equivalents shall be effective and shall entitle the recipients thereof to payments during the Applicable Dividend Period. Dividend Equivalents may be paid in cash, Common Stock or other Incentive Awards; the amount of Dividend Equivalents paid other than in cash shall be determined by the Administering Body by application of such formula as the Administering Body may deem appropriate to translate the cash value of dividends paid to the alternative form of payment of the Dividend Equivalent. Dividend Equivalents shall be computed as of each dividend record date and shall be payable to recipients thereof at such time as the Administering Body may determine.

        6.6 STOCK BONUSES. The Administering Body may issue shares of Common Stock to Eligible Persons as bonuses for services rendered or for any other valid consideration on such terms and conditions as the Administering Body may determine.

        6.7 STOCK SALES. The Administering Body may sell to Eligible Persons shares of Common Stock on such terms and conditions as the Administering Body


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may determine.

        6.8 PHANTOM STOCK. The Administering Body is authorized to grant Awards of Phantom Stock. Phantom Stock is a cash bonus granted under this Plan measured by the Fair Market Value of a specified number of shares of Common Stock on a specified date, or measured by the excess of such Fair Market Value over a specified minimum, which may but need not include a Dividend Equivalent.

        6.9 OTHER STOCK-BASED BENEFITS. The Administering Body is authorized to grant Other Stock-Based Benefits. Other Stock-Based Benefits are any arrangements granted under this Plan not otherwise described above which (i) by their terms might involve the issuance or sale of Common Stock or (ii) involve a benefit that is measured, as a whole or in part, by the value, appreciation, dividend yield or other features attributable to a specified number of shares of Common Stock.

                                   ARTICLE VII
                                 REORGANIZATIONS

        7.1 CORPORATE TRANSACTIONS NOT INVOLVING A CHANGE IN CONTROL. If the Company shall consummate any Reorganization not involving a Change of Control in which holders of shares of Common Stock are entitled to receive in respect of such shares any securities, cash or other consideration (including without limitation a different number of shares of Common Stock), each Award outstanding under this Plan shall thereafter be exercisable, in accordance with this Plan, only for the kind and amount of securities, cash and/or other consideration receivable upon such Reorganization by a holder of the same number of shares of Common Stock as are subject to that Award immediately prior to such Reorganization, and any adjustments will be made in the sole discretion of the Administering Body to the terms of the Award as the Administering Body may deem appropriate to give effect to the Reorganization.

        7.2 CORPORATE TRANSACTIONS INVOLVING A CHANGE IN CONTROL. As of the effective time and date of any Change in Control this Plan and any then outstanding Awards (whether or not vested) shall automatically terminate unless
(i) provision is made in writing in connection with such transaction for the continuance of this Plan and for the assumption of such Awards, or for the substitution for such Awards of new awards covering the securities of a successor entity or an affiliate thereof, with appropriate adjustments as to the number and kind of securities and exercise prices, in which event this Plan and such outstanding Awards shall continue or be replaced, as the case may be, in the manner and under the terms so provided; or (ii) the Board otherwise shall provide in writing for such adjustments as it deems appropriate in the terms and conditions of the then-outstanding Awards (whether or not vested), including without limitation (A) accelerating the vesting of outstanding Awards, and/or
(B) providing for the cancellation of Awards and their automatic conversion into the right to receive the securities, cash or other consideration that a holder of the shares underlying such Awards would have been entitled to receive upon consummation of such Change in Control had such shares been issued and outstanding immediately prior to the effective date and time of the Change in Control (net of the appropriate option exercise prices). If, pursuant to the foregoing provisions of this Section 7.2, this Plan and the Awards shall terminate by reason of the occurrence of a Change in Control without provision for any of the action(s) described in clause (i) or (ii) hereof, then any Recipient holding outstanding Awards shall have the right, at such time immediately prior to the consummation of the Change in Control as the Board shall designate, to exercise the Recipient's Awards to the full extent not theretofore exercised, including any installments which have not yet become vested.

                                  ARTICLE VIII
                                   DEFINITIONS

        Capitalized terms used in this Plan and not otherwise defined shall have the meanings set forth below:

        "ADMINISTERING BODY" shall mean, subject to the provisions of Section 4.1(b)(ii) hereof, the Board as long as no Committee has been appointed and is in effect and shall mean the Committee once the Committee has been appointed and is in effect.

        "AFFILIATED ENTITY" means any Parent Corporation or Subsidiary Corporation.

        "APPLICABLE DIVIDEND PERIOD" means (i) the period between the date a Dividend Equivalent is granted and the date the related Stock Option, SAR, or other Incentive Award is exercised, terminates, or is converted to Common Stock, or (ii) such other time as the Administering Body may specify in the written instrument evidencing the grant of the Dividend Equivalent.

        "AWARD" means any Incentive Award.

        "AWARD DOCUMENT" means the agreement or confirming memorandum setting forth the terms and conditions of an Award.

        "BOARD" means the Board of Directors of the Company.

        "CALIFORNIA COMMISSIONER" means the Commissioner of Corporations of the State of California.

        "CALIFORNIA PERMITTED PLAN" means this Plan when at any time the issuance of securities under this Plan is not exempt from qualification under the California Securities Law and the issuance of securities under this Plan is subject to a qualification permit issued by the California Commissioner.

        "CALIFORNIA SECURITIES LAW" means the California Corporate Securities Law of 1968, as amended.

        "CALIFORNIA SECURITIES RULES" means the Rules of the California Commissioner adopted under the California Securities Law.

        "CHANGE IN CONTROL" means the following and shall be deemed to occur if any of the following events occur:

                (i) Any Person becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either the then outstanding shares of Common Stock or the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; or

                (ii) Individuals who, as of the effective date hereof, constitute the Board of Directors of the Company ("Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any individual who becomes a director after the effective date hereof whose election, or nomination for election by the Company's stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be a member of the Incumbent Board unless that individual was nominated or elected by any Person having the power to exercise, through beneficial ownership, voting agreement and/or proxy, 20% or more of either the then outstanding shares of Common Stock or the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, in which case that individual shall not be considered to be a member of the Incumbent Board unless such individual's election or nomination for election by the Company's stockholders is approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board; or

                (iii) Consummation by the Company of the sale or other disposition by the Company of all or substantially all of the Company's assets or a Reorganization of the Company with any other person, corporation or other entity, other than:

                    (A) a Reorganization that would result in the voting securities of the Company outstanding immediately prior thereto (or, in the case of a reorganization or merger or consolidation that is preceded or accomplished by an acquisition or series of related acquisitions by any Person, by tender or exchange offer or otherwise, of voting securities representing 5% or more of the combined voting power of all securities of the Company, immediately prior to such acquisition or the first acquisition in such series of acquisitions) continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation (or series of related transactions involving such a reorganization or merger or consolidation), or

                    (B) a Reorganization effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor; or

                (iv) Approval by the stockholders of the Company or an order by a court of competent jurisdiction of a plan of liquidation of the Company.

        "COMMISSION" means the Securities and Exchange Commission.

        "COMMITTEE" means the committee appointed by the Board to administer this Plan pursuant to Section 4.1.

        "COMMON STOCK" means the common stock of the Company, $.01 par value per share, as constituted on the Effective Date of this Plan, and as thereafter adjusted as a result of any one or more events requiring adjustment of outstanding Awards under Section 3.4 above.

        "COMPANY" means Diedrich Coffee, Inc., a Delaware corporation.

        "DISINTERESTED DIRECTOR" means any non-employee director of the Company who qualifies as "disinterested" within the meaning of Rule 16b-3.

        "DIVIDEND EQUIVALENT" means a right granted by the Company under Section
6.5 to a holder of a Stock Option, Stock Appreciation Right or other Incentive Award denominated in shares of Common Stock to receive from the Company during the Applicable Dividend Period payments equivalent to the amount of dividends payable to holders of the number of shares of Common Stock underlying such Stock Option, Stock Appreciation Right, or other Incentive Award.

        "EFFECTIVE DATE" means July 16, 1996, which is the date this Plan was adopted by the Board.

        "ELIGIBLE PERSON" shall include directors, officers, employees, consultants and advisors of the Company or of any Affiliated Entity; provided, however, that Disinterested Directors shall not be Eligible Persons at any time the Company is an Exchange Act Registered Company.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        "EXCHANGE ACT REGISTERED COMPANY" means that the Company has any class of any equity security registered pursuant to Section 12 of the Exchange Act.

        "EXPIRATION DATE" means the tenth anniversary of the Effective Date.

        "FAIR MARKET VALUE" of a share of the Company's capital stock as of a particular date shall be: (i) if the stock is listed on an established stock exchange or exchanges (including for this purpose, the Nasdaq National Market), the mean between the highest and lowest sale prices of the stock quoted for such date in the Transactions Index of each such exchange as averaged with such mean price as reported on any and all other exchanges, as published in The Wall Street Journal and determined by the Administering Body, or, if no sale price was quoted in any such Index for such date, then as of the next preceding date on which such a sale price was quoted; or (ii) if the stock is not then listed on an exchange or the Nasdaq National Market, the average of the closing bid and asked prices per share for the stock in the over-the-counter market as quoted on The Nasdaq Small Cap Market on such date (in the case of (i) or (ii), subject to adjustment as and if necessary and appropriate to set an exercise price not less than 100% of the fair market value of the stock on the date an option is granted); or (iii) if the stock is not then listed on an exchange or quoted in the over-the-counter market, an amount determined in good faith by the Administering Body; provided, however, that (A) when appropriate, the

Administering Body in determining Fair Market Value of capital stock of the Company may take into account such other factors as it may deem appropriate under the circumstances and (B) if the stock is traded on the Nasdaq Small Cap Market and both sales prices and bid and asked prices are quoted or available, the Administering Body may elect to determine Fair Market Value under either clause (i) or (ii) above. Notwithstanding the foregoing, the Fair Market Value of capital stock for purposes of grants of Incentive Stock Options shall be determined in compliance with applicable provisions of the IRC. The Fair Market Value of rights or property other than capital stock of the Company means the fair market value thereof as determined by the Committee on the basis of such factors as it may deem appropriate.

        "INCENTIVE AWARD" means any Stock Option, Restricted Stock, Stock Appreciation Right, Stock Payment, Stock Bonus, Stock Sale, Phantom Stock, Dividend Equivalent, or Other Stock-Based Benefit granted or sold to an Eligible Person under this Plan.

        "INCENTIVE STOCK OPTION" means a Stock Option that qualifies as an incentive stock option under Section 422 of the IRC.

        "IRC" means the Internal Revenue Code of 1986, as amended.

        "JUST CAUSE DISMISSAL" shall mean a termination of a Recipient's employment for any of the following reasons: (i) the Recipient violates any reasonable rule or regulation of the Board, the Company's Chief Executive Officer or the Recipient's superiors that results in damage to the Company or which, after written notice to do so, the Recipient fails to correct within a reasonable time; (ii) any willful misconduct or gross negligence by the Recipient in the responsibilities assigned to the Recipient; (iii) any willful failure to perform the Recipient's job as required to meet Company objectives;
(iv) any wrongful conduct of a Recipient which has an adverse impact on the Company or which constitutes a misappropriation of Company assets; (v) the Recipient's performing services for any other person or entity which competes with the Company while the Recipient is employed by the Company, without the written approval of the Chief Executive Officer of the Company; or (vi) any other conduct that the Administering Body determines constitutes Just Cause for Dismissal; provided, however, that if a Recipient is party to an employment agreement with the Company providing for just cause dismissal (or some comparable notion) of Recipient from Recipient's employment with the Company, "Just Cause Dismissal" for purposes of this Plan shall have the same meaning as ascribed thereto or to such comparable notion in such employment agreement.

        "NONQUALIFIED STOCK OPTION" means a Stock Option that is not an Incentive Stock Option.

        "OTHER STOCK-BASED BENEFITS" means an Incentive Award granted under
Section 6.9 of this Plan.

        "OUTSIDE DIRECTOR" means an "outside director" as defined in the regulations adopted under Section 162(m) of the IRC.

        "PARENT CORPORATION" means any Parent Corporation as defined in Section 424(e) of the IRC.

        "PAYMENT EVENT" means the event or events giving rise to the right to payment of a Performance Award.

        "PERFORMANCE-BASED COMPENSATION" means performance-based compensation as described in Section 162(m) of the IRC. If the amount of compensation an Eligible Person will receive under any Award is not based solely on an increase in the value of Common Stock after the date of grant or award, the Committee, in order to qualify an Award as performance-based compensation under Section 162(m) of the IRC, can condition the grant, award, vesting, or exercisability of such an Award on the attainment of a preestablished, objective performance goal. For this purpose, a preestablished, objective performance goal may include one or more of the following performance criteria: (a) cash flow, (b) earnings per share (including earnings before interest, taxes, and amortization), (c) return on equity, (d) total stockholder return, (e) return on capital, (f) return on assets or net assets, (g) income or net income, (h) operating income or net operating income, (i) operating margin, (j) return on operating revenue, and (k) any other similar performance criteria.

        "PERSON" means any person, entity or group, within the meaning of
Section 13(d) or 14(d) of the Exchange Act, but excluding (i) the Company and its subsidiaries, (ii) any employee stock ownership or other employee benefit plan maintained by the Company that is qualified under ERISA and (iii) an underwriter or underwriting syndicate that has acquired the Company's securities solely in connection with a public offering thereof.

        "PERMANENT DISABILITY" shall mean that the Recipient becomes physically or mentally incapacitated or disabled so that the Recipient is unable to perform substantially the same services as the Recipient performed prior to incurring such incapacity or disability (the Company, at its option and expense, being entitled to retain a physician to confirm the existence of such incapacity or disability, and the determination of such physician to be binding upon the Company and the Recipient), and such incapacity or disability continues for a period of three consecutive months or six months in any 12-month period or such other period(s) as may be determined by the Committee with respect to any Award, provided that for purposes of determining the period during which an Incentive Stock Option may be exercised pursuant to Section 5.13(ii) hereof, Permanent Disability shall mean "permanent and total disability" as defined in Section 22(e) of the IRC.

        "PHANTOM STOCK" means an Incentive Award granted under Section 6.8 of this Plan.

        "PLAN" means this 1996 Stock Incentive Plan of the Company.

        "PLAN TERM" means the period during which this Plan remains in effect (commencing the Effective Date and ending on the Expiration Date).

        "PURCHASE PRICE" means the purchase price (if any) to be paid by a Recipient for Restricted Stock as determined by the Committee (which price shall be at least equal to the minimum price required under applicable laws and regulations for the issuance of Common Stock which is nontransferable and subject to a substantial risk of forfeiture until specific conditions are met).

        "RECIPIENT" means a person who has received an Award under this Plan.

        "REORGANIZATION" means any merger, consolidation or other reorganization.

        "RESTRICTED STOCK" means Common Stock that is the subject of an Award made under Section 6.2 and which is nontransferable and subject to a substantial risk of forfeiture until specific conditions are met as set forth in this Plan and in any statement evidencing the grant of such Incentive Award.

        "RULE 16B-3" means Rule 16b-3 promulgated under the Exchange Act.

        "SECURITIES ACT" means the Securities Act of 1933, as amended.

        "SIGNIFICANT STOCKHOLDER" is an individual who, at the time a Stock Option is granted to such individual under this Plan, owns more than ten percent (10%) of the combined voting power of all classes of stock of the Company or of any Parent Corporation or Subsidiary Corporation (after application of the attribution rules set forth in Section 424(d) of the IRC).

        "STOCK APPRECIATION RIGHT" or "SAR" means a right granted under Section
6.3 to receive a payment that is measured with reference to the amount by which the Fair Market Value of a specified number of shares of Common Stock appreciates from a specified date, such as the date of grant of the SAR, to the date of exercise.

        "STOCK BONUS" means an issuance or delivery of unrestricted or restricted shares of Common Stock under Section 6.6 of this Plan as a bonus for services rendered or for any other valid consideration under applicable law.

        "STOCK PAYMENT" means a payment in shares of the Company's Common Stock to replace all or any portion of the compensation (other than base salary) that would otherwise become payable to a Recipient.

        "STOCK OPTION" means a right to purchase stock of the Company granted under Section 6.1 of this Plan.

        "STOCK SALE" means a sale of Common Stock to an Eligible Person under
Section 6.7 of this Plan.

        "SUBSIDIARY CORPORATION" means any Subsidiary Corporation as defined in
Section 425(f) of the IRC.

                                                                        APPENDIX




                             DIEDRICH COFFEE, INC.

                       2144 MICHELSON DRIVE, IRVINE, CA 92612


             THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


   The undersigned hereby appoints Timothy J. Ryan, Martin R. Diedrich and Ann Wride, and each of them, as Proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote as designated below all the shares of common stock of Diedrich Coffee, Inc. held of record by the undersigned on June 1, 1999, at the special meeting of stockholders to be held on June 30, 1999, and at any postponements or adjournments thereof. The proposals referred to below are described in the joint proxy statement/prospectus dated June 9, 1999.


  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSALS:

1. TO APPROVE THE ISSUANCE OF DIEDRICH COFFEE COMMON STOCK:

   - up to a maximum of 2,375,000 shares to be issued to the stockholders of Coffee People pursuant to the merger agreement; and


   - up to a maximum of 6,200,000 shares to be issued in connection with Diedrich Coffee's equity offering or other type of financing, the net proceeds of which will be used for the cash payment to be paid to the Coffee People stockholders in connection with the merger, transaction expenses and general corporate purposes.

                    [ ] FOR     [ ] AGAINST     [ ] ABSTAIN

2. ELECTION OF DIRECTORS. To elect the following six directors to serve until the next annual meeting of stockholders of Diedrich Coffee and until their respective successors are elected and qualified.




    [ ] FOR All nominees listed at right        [ ] WITHHOLD AUTHORITY     NOMINEES: John E. Martin, Timothy J. Ryan, Martin
      (except as marked to the contrary)                                   R. Diedrich, Paul C. Heeschen, Lawrence Goelman and
                                                                           Peter Churm



3. APPROVAL OF AMENDMENT TO THE DIEDRICH COFFEE 1996 STOCK INCENTIVE PLAN TO INCREASE BY 500,000 SHARES THE TOTAL NUMBER OF SHARES OF COMMON STOCK THAT MAY BE ISSUED UNDER THE PLAN.

                    [ ] FOR     [ ] AGAINST     [ ] ABSTAIN


4. RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT ACCOUNTANTS FOR DIEDRICH COFFEE FOR THE CURRENT FISCAL YEAR.

                    [ ] FOR     [ ] AGAINST     [ ] ABSTAIN

                    (IMPORTANT -- PLEASE SIGN ON OTHER SIDE)

                          (CONTINUED FROM OTHER SIDE)

   THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4.

                                                        Dated:
                                                        (Signature)
                                                        (Signature)

                                                        Please sign your name
                                                        exactly as it appears
                                                        hereon. When shares are
                                                        held by joint tenants,
                                                        both should sign. When
                                                        signing as attorney,
                                                        executor, administrator,
                                                        trustee or guardian,
                                                        please give full title
                                                        as such. If a
                                                        corporation, please sign
                                                        in full corporate name
                                                        by President or other
                                                        authorized officer. If a
                                                        partnership, please sign
                                                        in full partnership name
                                                        by authorized person.

                                                        PLEASE MARK, SIGN, DATE
                                                        AND RETURN THIS PROXY
                                                        CARD PROMPTLY USING THE
                                                        ENCLOSED ENVELOPE.

PROXY                                                                   APPENDIX



                              COFFEE PEOPLE, INC.
               PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE
                 SPECIAL MEETING OF STOCKHOLDERS, JUNE 30, 1999


     The undersigned hereby appoints Robert R. Rodriguez and Thomas M.
Twitchel, and each of them, the proxies and attorneys-in-fact of the undersigned, with full power of substitution in each, for and in the name of the undersigned to attend the Special Meeting of Stockholders of Coffee People, Inc. to be held June 30, 1999 at 10:00 a.m. local time at the Embassy Suites Hotel, 1441 Canyon Del Rey, Seaside, California, and any and all adjournments thereof, and to vote thereat the number of shares of Common Stock which the undersigned would be entitled to vote if then personally present as follows:

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)


                              FOLD AND DETACH HERE

                                                               Please mark
                                                               your vote as
                                                               indicated in  [X]
                                                               this example.



1. TO APPROVE AND ADOPT THE AGREEMENT AND PLAN        FOR    AGAINST    ABSTAIN
   OF MERGER DATED AS OF MARCH 16, 1999 AMONG         [ ]      [ ]        [ ]
   COFFEE PEOPLE, INC., DIEDRICH COFFEE, INC. AND
   CP ACQUISITION CORP. AND APPROVE THE MERGER OF
   CP ACQUISITION CORP. WITH AND INTO COFFEE
   PEOPLE, INC.

2. TO APPROVE THE AMENDMENT OF COFFEE PEOPLE'S        FOR    AGAINST    ABSTAIN
   ARTICLES OF INCORPORATION TO CHANGE THAT PAR       [ ]      [ ]        [ ]
   VALUE OF THE COMMON STOCK FROM NO PAR VALUE
   TO $.00001 PAR VALUE PER SHARE AND REDUCE THE
   AUTHORIZED CAPITAL FROM 60,000,000 SHARES TO
   25,000,000 SHARES.


THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED IN FAVOR OF THE MATTERS DESCRIBED IN ITEMS 1 AND 2, AND, AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.


Signature(s) ________________________________________ Date ______________, 1999

(Please sign exactly as your name appears hereon indicating your official title when signing in a representative capacity.)

                              FOLD AND DETACH HERE

                              COFFEE PEOPLE, INC.
                        SPECIAL MEETING OF STOCKHOLDERS
                              EMBASSY SUITES HOTEL
                              1441 CANYON DEL REY
                              SEASIDE, CALIFORNIA
                            JUNE 30, 1999 10:00 A.M.

                               ADMITTANCE TICKET

     This ticket entitles you and one guest to attend the Special Meeting.

       CAMERAS AND RECORDING DEVICES WILL NOT BE ALLOWED AT THE MEETING.

Dear Stockholder:

The 1999 Special Meeting of Stockholders of Coffee People, Inc. (the "Company") will be held at the Embassy Suites Hotel, 1441 Canyon Del Rey, Seaside, California, on June 30, 1999 at 10:00 a.m., Local Time. At the meeting, stockholders will act to approve the merger of the Company with a wholly-owned subsidiary of Diedrich Coffee, Inc. and approve and adopt the related merger agreement, and to approve the amendment of the Company's article of incorporation to change the par value of the stock and reduce the authorized capital.

Your vote is important. Whether or not you plan to attend the meeting, please review the enclosed proxy statement, complete the proxy form and return it promptly in the envelope provided.

If you plan to attend the special meeting in person, please note that attendance at the meeting will be limited to you and one guest.

Sincerely,
Mark J. Archer
Executive Vice President, Chief Financial Officer and Secretary

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Diedrich Coffee is a Delaware corporation. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Diedrich Coffee) by reason of the fact that such person is or was a director, officer, employee or agent of Diedrich Coffee, or is or was serving at the request of Diedrich Coffee as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Diedrich Coffee, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Diedrich Coffee to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to Diedrich Coffee unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that Diedrich Coffee may purchase and maintain insurance on behalf of a director or officer of Diedrich Coffee against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not Diedrich Coffee would have the power to indemnify him or her against such liabilities under Section 145.


     Diedrich Coffee's certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware law. The certificate of incorporation provides further that Diedrich Coffee shall indemnify, to the fullest extent permitted by Delaware law, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of Diedrich Coffee. Subject to Diedrich Coffee's certificate of incorporation, the bylaws provide that Diedrich Coffee shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of Diedrich Coffee except where such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer.

     Diedrich Coffee has entered into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers by the Delaware law and Diedrich Coffee's bylaws, subject to certain exceptions. The indemnification agreements may require Diedrich Coffee, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of Diedrich Coffee and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreements provide generally that Diedrich Coffee will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceeding against them as to which they may be entitled to indemnification. Diedrich Coffee believes these agreements are necessary to attract and retain qualified persons as directors and officers. Diedrich Coffee also maintains directors' and officers' liability insurance.



     The indemnification provisions in Diedrich Coffee's bylaws, and the indemnity agreements entered into between Diedrich Coffee and its directors and executive officers, may permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Diedrich Coffee pursuant to the foregoing provisions or otherwise, Diedrich Coffee has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.



ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (A) EXHIBITS


     2.1     Form of Agreement and Plan of Merger by and between Diedrich
             Coffee, a California corporation, and Diedrich Coffee, Inc., a Delaware corporation(1)
     2.2 Agreement and Plan of Merger dated as of March 16, 1999, by and among Diedrich Coffee, CP Acquisition Corp., a wholly owned subsidiary of Diedrich Coffee, and Coffee People
             (included as Appendix A to the joint proxy statement/prospectus forming a part of this Registration
             Statement and incorporated herein by reference)
     3.1     Certificate of Incorporation of the Company(1)
     3.2     Bylaws of the Company(1)
     4.1     Purchase Agreement for Series A Preferred Stock dated as of
             December 11, 1992 by and among Diedrich Coffee, Martin R.
             Diedrich, Donald M. Holly, SNV Enterprises and D.C.H.,
             L.P.(1)
     4.2     Purchase Agreement for Series B Preferred Stock dated as of
             June 29, 1995 by and among Diedrich Coffee, Martin R.
             Diedrich, Steven A. Lupinacci, Redwood Enterprises VII, L.P.
             and Diedrich Partners I, L.P.(1)
     4.3     Specimen Stock Certificate(1)
     4.4 Form of Conversion Agreement in connection with the conversion of Series A and Series B Preferred Stock into
             Common Stock(1)
     4.5     Form of Lock-up Letter Agreement among The Second Cup, Ltd.
             and Diedrich Coffee, Inc.(2)
     4.6     Voting Agreement and Irrevocable Proxy dated as of March 16,
             1999 by and among Diedrich Coffee, Inc., D.C.H., L.P., Peter
             Churm, Martin R. Diedrich, Lawrence Goelman, Paul C.
             Heeschen, John E. Martin, Timothy J. Ryan, and Second Cup
             USA Holdings Ltd.(2)
     5.1     Opinion of Gibson, Dunn & Crutcher LLP
    10.1     Form of Indemnification Agreement(1)
    10.2     Diedrich Coffee 1996 Stock Incentive Plan(1)

    10.3   Diedrich Coffee 1996 Non-Employee Directors Stock Option Plan(1)
    10.4   Agreement of Sale dated as of February 23, 1996 by and among Diedrich Coffee (as purchaser) and Brothers Coffee Bars, Inc. and Brothers Gourmet Coffees, Inc. (as
           sellers)(1)
    10.5   Separation agreement dated May 13, 1997 between Steven A. Lupinacci and Diedrich
           Coffee, Inc.(3)
    10.6   Letter agreement by and between the Company and John E. Martin appointing Mr. Martin
           Chairman of the Board, dated as of November 17, 1997(4)
    10.7   Stock Option Plan and Agreement by and between the Company and John E. Martin granting
           Mr. Martin the option to purchase up to 850,000 shares of the Common Stock of the
           Company, dated as of November 17, 1997(4)
    10.8   Common Stock Purchase Agreement by and between the Company and John E. Martin under which Mr. Martin agrees to purchase 333,333 shares of the Common Stock of the Company, dated as of November 17, 1997(4)
    10.9   Employment Agreement by and between the Company and Timothy J. Ryan retaining Mr. Ryan as Chief Executive Officer, dated as of November 17, 1997(4)
    10.10  Stock Option Plan and Agreement by and between the Company and Timothy J. Ryan granting
           Mr. Ryan the option to purchase up to 600,000 shares of the Common Stock of the
           Company, dated as of November 17, 1997(4)
    10.11  Common Stock Purchase Agreement by and between the Company and Timothy J. Ryan under which Mr. Ryan agrees to purchase 16,667 shares of the Common Stock of the Company, dated as of November 17, 1997(4)
    10.12  Form of Promissory Note made in favor of Nuvrty, Inc., the Ocean Trust and the
           Grandview Trust(5)
    10.13  Form of Term Loan Agreement made in favor of Nuvrty, Inc., the Ocean Trust and the
           Grandview Trust(5)
    10.14  Form of Security Agreement made in favor of Nuvrty, Inc., the Ocean Trust and the
           Grandview Trust(5)
    10.15  Form of Warrant Agreement made in favor of Nuvrty, Inc., the Ocean Trust and the
           Grandview Trust(5)
    10.16  Form of Intercreditor Agreement made in favor of Nuvrty, Inc., the Ocean Trust and the
           Grandview Trust(5)
    10.17  Form of Common Stock and Option Purchase Agreement with Franchise Mortgage Acceptance
           Company dated as of April 3, 1998(6)
    10.18  Separation and Release Agreement dated January 28, 1998 with Kerry W. Coin(6)
    10.19  Employment Agreement with Ann Wride dated April 8, 1998(7)
    10.20  Employment Agreement with Dolf Berle dated April 8, 1998(8)
    10.21  Employment Agreement with Catherine Saar dated June 11, 1998(8)
    10.22  Form of Franchise Agreement(9)
    10.23  Form of Area Development Agreement(9)
    10.24  Employment Agreement with Martin Diedrich dated June 29, 1998(2)
    11.1   Statement re: Computation of Per Share Earnings
    21.1   List of subsidiaries(2)
    23.1   Consent of Gibson, Dunn & Crutcher, LLP (included as part of its opinion filed as
           Exhibit 5.1 and incorporated herein by reference)
    23.2   Consent of KPMG LLP
    23.3   Consent of PricewaterhouseCoopers LLP, Independent Accountants (Toronto)
    23.4   Consent of PricewaterhouseCoopers LLP, Independent Accountants (San Francisco)
    23.5   Consent of Black & Company, Inc. (included as part of its opinion filed as Exhibit 99.1 and incorporated herein by reference)
    23.6   Consent of First Security Van Kasper(2)

    24.1 Power of Attorney with respect to Diedrich Coffee (contained on signature page of Registration Statement)(2)
    99.1 Opinion of Black & Company, Inc. (included as Appendix C to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)
    99.2 Opinion of First Security Van Kasper (included as Appendix B to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)
    99.3     Consent of Randy Powell


-------------------------

(1) Previously filed as an exhibit to Diedrich Coffee's Registration Statement on Form S-1(No. 333-08633), as amended, as declared effective by the Securities and Exchange Commission on September 11, 1996.



(2) Previously filed with this Registration Statement on April 23, 1999.



(3) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended April 30, 1997, filed with the Securities and Exchange Commission on June 13, 1997.



(4) Previously filed as an exhibit to Diedrich Coffee's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 25, 1997.



(5) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended October 29, 1997, filed with the Securities and Exchange Commission on December 11, 1997.



(6) Previously filed as an exhibit to Diedrich Coffee's annual report on Form 10-K for the fiscal year ended January 28, 1998.



(7) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended April 29, 1998, filed with the Securities and Exchange Commission on June 11, 1998.



(8) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended July 29, 1998, filed with the Securities and Exchange Commission on September 10, 1998.



(9) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended October 28, 1998, filed with the Securities and Exchange Commission on December 11, 1998.


     (b) Financial Statement Schedules

     None

     (c) Report, Opinion or Appraisal

     See Appendices B and C to proxy statement/prospectus

     The Registrant hereby agrees to furnish to the Commission supplementally a copy of any omitted schedule or exhibit upon request.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Diedrich Coffee, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 7th day of June, 1999.


                                          By:      /s/ TIMOTHY J. RYAN
                                             -----------------------------------
                                              Timothy J. Ryan
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                    DATE
                  ---------                                -----                    ----

                      *                        Chairman of the Board             June 7, 1999
---------------------------------------------
               John E. Martin

             /s/ TIMOTHY J. RYAN               President, Chief Executive        June 7, 1999
---------------------------------------------  Officer and Director
               Timothy J. Ryan                 (Principal Executive Officer)

                      *                        Vice President and Chief          June 7, 1999
---------------------------------------------  Financial Officer (Principal
                  Ann Wride                    Financial and Accounting
                                               Officer)

                      *                        Chief Coffee Officer, Vice        June 7, 1999
---------------------------------------------  Chairman of the Board of
             Martin R. Diedrich                Directors and Secretary

                      *                        Director                          June 7, 1999
---------------------------------------------
              Lawrence Goelman

                      *                        Director                          June 7, 1999
---------------------------------------------
                 Peter Churm

                      *                        Director                          June 7, 1999
---------------------------------------------
              Paul C. Heeschen



*By:      /s/ TIMOTHY J. RYAN

     ---------------------------------

     Timothy J. Ryan


     Attorney-in-fact

                                 EXHIBIT INDEX


                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                             DESCRIPTION                              PAGES
-------                            -----------                           ------------
 2.1       Form of Agreement and Plan of Merger by and between Diedrich
           Coffee, a California corporation, and Diedrich Coffee, Inc., a Delaware corporation(1)...................................
 2.2       Agreement and Plan of Merger dated as of March 16, 1999, by and among Diedrich Coffee, CP Acquisition Corp., a wholly
           owned subsidiary of Diedrich Coffee, and Coffee People
           (included as Appendix A to the joint proxy
           statement/prospectus forming a part of this Registration
           Statement and incorporated herein by reference).............
 3.1       Certificate of Incorporation of the Company(1)..............
 3.2       Bylaws of the Company(1)....................................
 4.1       Purchase Agreement for Series A Preferred Stock dated as of
           December 11, 1992 by and among Diedrich Coffee, Martin R.
           Diedrich, Donald M. Holly, SNV Enterprises and D.C.H.,
           L.P.(1).....................................................
 4.2       Purchase Agreement for Series B Preferred Stock dated as of
           June 29, 1995 by and among Diedrich Coffee, Martin R.
           Diedrich, Steven A. Lupinacci, Redwood Enterprises VII, L.P.
           and Diedrich Partners I, L.P.(1)............................
 4.3       Specimen Stock Certificate(1)...............................
 4.4       Form of Conversion Agreement in connection with the
           conversion of Series A and Series B Preferred Stock into
           Common Stock(1).............................................
 4.5       Form of Lock-up Letter Agreement among The Second Cup, Ltd.
           and Diedrich Coffee, Inc.(2)................................
 4.6       Voting Agreement and Irrevocable Proxy dated as of March 16,
           1999 by and among Diedrich Coffee, Inc., D.C.H., L.P., Peter
           Churm, Martin R. Diedrich, Lawrence Goelman, Paul C.
           Heeschen, John E. Martin, Timothy J. Ryan, and Second Cup
           USA Holdings Ltd.(2)
 5.1       Opinion of Gibson, Dunn & Crutcher LLP......................
10.1       Form of Indemnification Agreement(1)........................
10.2       Diedrich Coffee 1996 Stock Incentive Plan(1)................
10.3       Diedrich Coffee 1996 Non-Employee Directors Stock Option
           Plan(1).....................................................
10.4       Agreement of Sale dated as of February 23, 1996 by and among
           Diedrich Coffee (as purchaser) and Brothers Coffee Bars,
           Inc. and Brothers Gourmet Coffees, Inc. (as sellers)(1).....
10.5       Separation agreement dated May 13, 1997 between Steven A.
           Lupinacci and Diedrich Coffee, Inc.(3)......................
10.6       Letter agreement by and between the Company and John E.
           Martin appointing Mr. Martin Chairman of the Board, dated as of November 17, 1997(4).....................................
10.7       Stock Option Plan and Agreement by and between the Company and John E. Martin granting Mr. Martin the option to
           purchase up to 850,000 shares of the Common Stock of the
           Company, dated as of November 17, 1997(4)...................
10.8       Common Stock Purchase Agreement by and between the Company and John E. Martin under which Mr. Martin agrees to purchase
           333,333 shares of the Common Stock of the Company, dated as of November 17, 1997(4).....................................

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                             DESCRIPTION                              PAGES
-------                            -----------                           ------------
10.9       Employment Agreement by and between the Company and Timothy
           J. Ryan retaining Mr. Ryan as Chief Executive Officer, dated as of November 17, 1997(4)..................................
10.10      Stock Option Plan and Agreement by and between the Company and Timothy J. Ryan granting Mr. Ryan the option to purchase up to 600,000 shares of the Common Stock of the Company,
           dated as of November 17, 1997(4)............................
10.11      Common Stock Purchase Agreement by and between the Company and Timothy J. Ryan under which Mr. Ryan agrees to purchase
           16,667 shares of the Common Stock of the Company, dated as of November 17, 1997(4).....................................
10.12      Form of Promissory Note made in favor of Nuvrty, Inc., the
           Ocean Trust and the Grandview Trust(5)......................
10.13      Form of Term Loan Agreement made in favor of Nuvrty, Inc., the Ocean Trust and the Grandview Trust(5)..................
10.14      Form of Security Agreement made in favor of Nuvrty, Inc.,
           the Ocean Trust and the Grandview Trust(5)..................
10.15      Form of Warrant Agreement made in favor of Nuvrty, Inc., the
           Ocean Trust and the Grandview Trust(5)......................
10.16      Form of Intercreditor Agreement made in favor of Nuvrty,
           Inc., the Ocean Trust and the Grandview Trust(5)............
10.17      Form of Common Stock and Option Purchase Agreement with
           Franchise Mortgage Acceptance Company dated as of April 3,
           1998(6).....................................................
10.18      Separation and Release Agreement dated January 28, 1998 with
           Kerry W. Coin(6)............................................
10.19      Employment Agreement with Ann Wride dated April 8,
           1998(7).....................................................
10.20      Employment Agreement with Dolf Berle dated April 8,
           1998(8).....................................................
10.21      Employment Agreement with Catherine Saar dated June 11,
           1998(8).....................................................
10.22      Form of Franchise Agreement(9)..............................
10.23      Form of Area Development Agreement(9).......................
10.24      Employment Agreement with Martin Diedrich dated June 29,
           1998(2).....................................................
11.1       Statement re: Computation of Per Share Earnings.............
21.1       List of subsidiaries(2).....................................
23.1       Consent of Gibson, Dunn & Crutcher, LLP (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)..................................................
23.2       Consent of KPMG LLP.........................................
23.3       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants (Toronto).......................................
23.4       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants (San Francisco).................................
23.5       Consent of Black & Company, Inc. (included as part of its
           opinion filed as Exhibit 99.1 and incorporated herein by
           reference)..................................................
23.6       Consent of First Security Van Kasper(2).....................
24.1       Power of Attorney with respect to Diedrich Coffee (contained on signature page of Registration Statement)(2).............
99.1       Opinion of Black & Company, Inc. (included as Appendix C to the joint proxy statement/prospectus forming a part of this
           Registration Statement and incorporated herein by
           reference)..................................................

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                             DESCRIPTION                              PAGES
-------                            -----------                           ------------
99.2       Opinion of First Security Van Kasper (included as Appendix B to the joint proxy statement/prospectus forming a part of
           this Registration Statement and incorporated herein by
           reference)..................................................
99.3       Consent of Randy Powell


-------------------------

(1) Previously filed as an exhibit to Diedrich Coffee's Registration Statement on Form S-1(No. 333-08633), as amended, as declared effective by the Securities and Exchange Commission on September 11, 1996.



(2) Previously filed with this Registration Statement on April 23, 1999.



(3) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended April 30, 1997, filed with the Securities and Exchange Commission on June 13, 1997.



(4) Previously filed as an exhibit to Diedrich Coffee's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 25, 1997.



(5) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended October 29, 1997, filed with the Securities and Exchange Commission on December 11, 1997.



(6) Previously filed as an exhibit to Diedrich Coffee's annual report on Form 10-K for the fiscal year ended January 28, 1998.



(7) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended April 29, 1998, filed with the Securities and Exchange Commission on June 11, 1998.



(8) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended July 29, 1998, filed with the Securities and Exchange Commission on September 10, 1998.



(9) Previously filed as an exhibit to Diedrich Coffee's Quarterly Report on Form 10-Q, for the period ended October 28, 1998, filed with the Securities and Exchange Commission on December 11, 1998.